KRAMER LEVIN NAFTALIS & FRANKEL LLP

GEORGE M. SILFEN
PARTNER
PHONE 212-715-9522
FAX 212-715-8422
GSILFEN@KRAMERLEVIN.COM

April 21, 2016

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Third Avenue Trust (the "Trust")

Dear Sir or Madam:

To supplement our February 5, 2016 filing (File No. 811-08039) (the "Original Filing"), enclosed for electronic filing on behalf of the Trust, pursuant to Section 33 of the Investment Company Act of 1940, as amended, are copies of (capitalized terms used but not defined herein have the meanings assigned to them in the Original Filing):

(1) the Complaint ("Federal Complaint #4") filed on February 9, 2016 in the United States District Court, Central District of California, naming the Trust and certain others as defendants in a lawsuit (Complaint, *Bhat v. Third Ave. Mgmt*, No. 2:16-cv-00904 (C.D. Cal. Feb. 9, 2016) (ECF 1));

(2) the Notice of Removal filed on February 12, 2016 in the United States District Court, Southern District of New York, notifying counsel for Engel and the Supreme Court of the State of New York of the removal of the NY Complaint from the New York Supreme Court to Federal Court (Notice of Removal, *Engel v. Third Ave. Mgmt. Co. LLC*, No. 1:16-cv-01118 (S.D.N.Y. Feb. 12, 2016) (ECF 1));

(3) the Complaint ("Krasner Complaint") filed on March 17, 2016 in the Court of Chancery of the State of Delaware, naming the Trust as defendant in a lawsuit (Verified Complaint, *Krasner v. Third Ave. Trust*, No. 12113 (Del. Ch. Mar. 17, 2016) (ECF 1));

(4) the Proposed Complaint in Intervention ("Krasner Intervention") filed on March 31, 2016 in the United States District Court, Southern District of New York, requesting intervention by a shareholder ([Proposed] Complaint in Intervention, *Krasner v. Third Ave. Mgmt LLC*, No. 1:16-cv-01118 (S.D.N.Y. Mar. 31, 2016) (ECF 48));

(5) the Complaint ("Broccolino Complaint") filed on April 1, 2016 in the United States District Court, Southern District of New York, naming the Trust as a nominal defendant and certain

1177 AVENUE OF THE AMERICAS   NEW YORK NY 10036-2714   PHONE 212.715.9100   FAX 212.715.8000
990 MARSH ROAD   MENLO PARK CA 94025-1949   PHONE 650.752.1700   FAX 650.752.1800
47 AVENUE HOCHE   75008 PARIS FRANCE   PHONE (33-1) 44 09 46 00   FAX (33-1) 44 09 46 01
WWW.KRAMERLEVIN.COM

others as defendants in a lawsuit (Verified Derivative Complaint, *Broccolino v. Third Ave. Mgmt. Co. LLC*, No. 1:16-cv-02436 (S.D.N.Y. April 1, 2016) (ECF 1));

(6) the Complaint ("Wagner Complaint") filed on April 8, 2016 in the Court of Chancery of the State of Delaware, naming the Trust as a nominal defendant and certain others as defendants in a lawsuit (Verified Class and Derivative Complaint, *Wagner v. Third Ave. Mgmt. LLC,* No. CA12184 (Del. Ch. Apr. 8, 2016) (ECF 1));

(7) the Order to Transfer ("Transfer Order") filed on April 12, 2016 in the United States District Court, Central District of California, granting the Motion to Transfer the cases *Tran, Matthews, Inter-Marketing Group USA,* and *Bhat* from the Central District of California to the Southern District of New York (*Tran v. Third Ave. Mgmt. LLC*, No. 2:16-cv-00602 (C.D. Cal. Apr. 12, 2016) (ECF 53)*; Matthews v. Third Ave. Mgmt. LLC*, No. 2:16-cv-00770 (C.D. Cal. Apr. 12, 2016) (ECF 37); *Inter-Marketing Group USA v. Third Ave. Trust*, No. 2:16-cv-00736 (C.D. Cal. Apr. 12, 2016) (ECF 52); *Bhat v. Third Ave. Mgmt*, No. 2:16-cv-00904 (C.D. Cal. Apr. 12, 2016) (ECF 34)); and

(8) the Verified Amended Complaint ("Krasner Amended Complaint") filed on April 18, 2016 in the Court of Chancery of the State of Delaware, naming the Trust as defendant in a lawsuit (Verified Amended Complaint, *Krasner v. Third Ave. Trust*, No. 12113 (Del. Ch. Apr. 18, 2016) (ECF 35-40)).

If you have any questions regarding this filing, please contact me at (212)715-9522.

Sincerely,

/s/ George M. Silfen
George M. Silfen

VALERIE L. CHANG (SBN 295147)
Email: vchang@sfmslaw.com
SHEPHERD, FINKELMAN, MILLER & SHAH, LLP
11755 Wilshire Blvd., 15th Floor
Los Angeles, CA 90025
Tel: (323) 510-4060
Fax: (866) 300-7367

Attorneys for Plaintiff Suprabha Bhat

[Additional Counsel Appear on Signature Page]

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

SUPRABHA BHAT, Individually and on Behalf of All Others Similarly Situated, Plaintiff, v. THIRD AVENUE MANAGEMENT LLC, THIRD AVENUE TRUST, M.J. WHITMAN LLC, MARTIN J. WHITMAN, DAVID M. BARSE, JACK W. ABER, WILLIAM E. CHAPMAN II, LUCINDA FRANKS, EDWARD J. KAIER, MARVIN MOSER, ERIC RAKOWSKI, MARTIN SHUBIK, CHARLES C. WALDEN, VINCENT J. DUGAN, W. JAMES HALL III, MICHAEL BUONO, THOMAS LAPOINTE, NATHANIEL KIRK, EDWIN TAI, and JOSEPH KALEWSKI, Defendants.	Case No. **CLASS ACTION** **COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS** **DEMAND FOR JURY TRIAL**

1   Plaintiff Suprabha Bhat ("Plaintiff"), by her attorneys, except for her own acts,

2 which are alleged on knowledge, alleges the following based upon the investigation of

3 counsel, which included a review of United States Securities and Exchange

4 Commission ("SEC") filings by Third Avenue Focused Credit Fund ("Third Avenue"

5 or the "Fund"), as well as regulatory filings and reports, securities analyst reports and

6 advisories by the Fund, press releases and other public statements issued by the Fund,

7 and media reports about the Fund. Plaintiff believes that additional evidentiary support

8 will exist for the allegations set forth herein after a reasonable opportunity for

9 discovery.

10   **NATURE OF THE ACTION**

11   1.   This is a securities class action on behalf of all persons or entities who

12 purchased or otherwise acquired Institutional and Investor class shares of Third

13 Avenue (collectively, the "Class") from March 1, 2013 through December 10, 2015,

14 inclusive (the "Class Period"). Plaintiff brings her claims pursuant to Sections 11,

15 12(a)(2) and 15 of the Securities Act of 1933 (the "1933 Act" or the "Securities Act"),

16 15 U.S.C. §§ 77k, 77l and 77o.

17   2.   Third Avenue is a diversified mutual fund that, throughout the entire

18 Class Period, publicly represented that it "will [not] purchase or otherwise acquire any

19 investment if, as a result, more than 15% of its net assets…would be invested in

20 securities that are illiquid." Indeed, the Fund made clear that "should illiquid assets

21 ever exceed 15% of a Fund's net assets, the Adviser would work with the Board to

22 determine the appropriate steps and time for alleviating such excess." The Fund was

23 only permitted to exceed the 15% threshold, however, with prior approval from the

24 Fund's Adviser's Executive Risk Committee. To this end, the Fund purported to

25 publicly identify the percentage of net assets of the Fund that were illiquid in each

26 Annual Report filed during the Class Period. For years 2013, 2014, and 2015, these

27 Annual Reports identified a percentage of illiquid net assets below the 15% threshold.

28

1   For example, as of October 31, 2015, Defendants claimed that only 13.4% of the Fund

2   was illiquid.

3   3.   Liquidity is important for at least two reasons. First, liquid assets can be

4   sold on relatively short notice without taking a material discount from the values

5   reported in financial statements filed just prior to the asset sale. Second, because

6   illiquid assets are not actively traded, they cannot be valued by reference to readily

7   verifiable pricing data or other observable price inputs. In both regards, illiquid assets

8   radically differ from liquid securities.

9   4.   Despite the importance of liquidity to the Fund's investors, these and

10   other statements that Defendants made in connection with selling the Fund were

11   materially false and misleading because they: (a) grossly understated the percentage of

12   the Fund's illiquid assets and the Fund's above-average liquidity risk; (b) failed to

13   disclose that the safeguards that purportedly limited the Fund's investment in illiquid

14   assets were ineffective and that, consequently, the Fund's investment in illiquid assets

15   exceeded its purported limits; (c) grossly overvalued the Fund's assets and overstated

16   the Fund's net asset value ("NAV"); (d) implied that those investments identified as

17   illiquid in the Fund's financial statements were the entire universe of illiquid securities

18   owned by the Fund; and (e) overstated the extent to which the Fund could react to

19   changing market conditions and sell its securities for the values it was claiming.

20   5.   In this case, Plaintiff and members of the Class were damaged when the

21   undisclosed risks of the Fund's excessive investments in illiquid securities were

22   realized. Specifically, beginning in 2014, the Fund struggled to meet investors'

23   growing "redemption requests" – the mechanism through which investors in a mutual

24   fund may redeem their shares on any day during which the exchange upon which they

25   are traded is open. The increase in redemption requests, coupled with the Fund's

26   shrinking portfolio and excessive illiquidity, drove down the NAV of the Fund and

27   threatened to force the Fund to sell its illiquid assets at fair market value prices that

28   were far lower than the value attributed to them in the Fund's financial statements.

1   Ultimately, the Fund became so highly concentrated in illiquid securities that, on

2   December 10, 2015, Defendants suspended redemptions in the Fund and announced a

3   plan to sell its remaining assets over time.

4   6.   As a result, the NAV of the Fund was damaged in two distinct, but related

5   ways: (a) the Fund's assets, which were overstated throughout the Class Period, will

6   likely be sold or are being sold by the Fund at fire sale prices, i.e. at fair market prices

7   that lower than the overstated values reported by the Fund in its SEC filings; and (b)

8   what value the Fund's assets did have was further reduced by the materialization of

9   previously-concealed risks related to the Fund's illiquidity, which forced Defendants

10 to suspend redemptions, effectively freezing investors' rightful assets. Thus, investors

11 were damaged by the very facts that Defendants misrepresented and/or concealed.

12   7.   On December 9, 2015, Defendants issued a letter that, as detailed herein,

13 revealed the Fund's previously undisclosed liquidity risks. The letter stated that paying

14 anticipated redemptions would have forced the Fund to sell assets at prices that

15 represented only "a portion of those investments' fair value given current market

16 conditions." In other words, Defendants finally disclosed that the Fund was so highly

17 concentrated in illiquid investments that it could no longer satisfy redemption requests.

18 By then, however, the Fund's blatant liquidity risks had come to pass, and the damage

19 was almost entirely done. The NAV of the Fund was approximately $10.89 per share

20 at the beginning of the Class Period, and reached a high of $12.28 per share during the

21 Class Period, on June 20, 2014. As shown in the chart below, the NAV plummeted to

22 as low as $6.48 per share on December 10, 2015 – representing a loss of over 36%

23 throughout the Class Period:

24   8.   This decrease in NAV was dramatic compared to the performance of

25 comparable funds, as Third Avenue was one of the worst performers in its peer group

26 in 2015. According to Reuters, "[t]he nearly $800 million Focused Credit Fund had a

27 negative total return of nearly 30 percent this year before its closure, according to

28 Morningstar Inc. By contrast, the high-yield bond fund category is off 4.2 percent this

1 year." Accordingly, the drop in the Fund's NAV was not caused by general economic

2 decline or upheaval in the credit markets but, rather, by Defendants' risky failure to

3 adhere to the Fund's stated fundamental investment policies and objectives, and other

4 regulatory constraints.

JURISDICTION AND VENUE

6   9.   The federal law claims asserted herein arise under Sections 11, 12(a)(2)

7 and 15 of the Securities Act and Section 13(a) of the ICA. In connection with the acts

8 alleged herein, Defendants, directly or indirectly, used the means and instrumentalities

9 of interstate commerce including, without limitation, the mail, interstate telephone

10 communications, and the facilities of the national securities markets.

11   10.   This Court has subject matter jurisdiction over this action pursuant to 28

12 U.S.C. § 1331; Section 22 of the 1933 Act, 15 U.S.C. § 77v; and Section 44 of the

13 ICA, 15 U.S.C. § 80a-43.

14   11.   Venue is proper in this Court pursuant to 15 U.S.C. §77v and 28 U.S.C.

15 §139l(b) because many of the false and misleading statements were made in or issued

16 from this District, including the dissemination to shareholders of the Registration

17 Statements (defined herein). Moreover, several of the Defendants are found in,

18 inhabitants of, or transact business in this District.

PARTIES

20 **A.   Plaintiff**

21   12.   Plaintiff Suprabha Bhat, a resident of Houston, Texas, purchased shares

22 of the Fund during the relevant time period pursuant to or traceable to a registration

23 statement and prospectus at issue in this Complaint and has been damaged thereby.

24 **B.   Defendants**

25   13.   Defendant Third Avenue Trust (the "Trust") is an open-end management

26 investment company that consists of different investment series, including the Fund.

27 The Trust is organized under the laws of Delaware pursuant to a Trust Instrument dated

28

1   October 31, 1996. The Trust is headquartered at 622 Third Avenue, New York, New

2   York 10017.

3   14.   Defendant Third Avenue Management LLC (the "Adviser") is the

4   manager and investment adviser of the Fund and chooses the Fund's investments and

5   handles its day-to-day business. The Adviser is headquartered at 622 Third Avenue,

6   New York, New York 10017. The Adviser carries out its duties, subject to the policies

7   established by the Fund's Board of Trustees, under an investment advisory agreement.

8   As compensation for its services, the Adviser receives a management fee.

9   15.   Defendant M.J. Whitman LLC (the "Distributor"), is an affiliate of the

10   Adviser and was, during the relevant time period, the principal underwriter and

11   distributor for shares of the Fund. The Distributor also served as the Trust's agent for

12   the purpose of the continuous public offering of the Fund's shares. The Distributor is

13   also located at 622 Third Avenue, New York, New York 10017.

14   16.   Defendant Martin J. Whitman ("Whitman") is the Chairman of the Board

15   of Trustees of the Trust and signed each Registration Statement effective during the

16   Class Period through December 10, 2015.

17   17.   Defendant David M. Barse ("Barse") was President, Chief Investment

18   Officer, and Trustee of the Trust, President and Chief Executive Officer of the Adviser,

19   and President, Director and Chief Executive Officer of the Distributor during the Class

20   Period. Barse signed each Registration Statement effective during the Class Period

21   through December 10, 2015.

22   18.   Defendant Jack W. Aber ("Aber") is Trustee of the Trust and signed each

23   Registration Statement effective during the Class Period through December 10, 2015.

24   19.   Defendant William E. Chapman, II ("Chapman") is a Trustee of the Trust

25   and signed each Registration Statement effective during the Class Period through

26   December 10, 2015.

27

28

20.   Defendant Lucinda Franks ("Franks") is a Trustee of the Trust and signed each Registration Statement effective during the Class Period through December 10, 2015.

21.   Defendant Edward J. Kaier ("Kaier") is a Trustee of the Trust and signed each Registration Statement effective during the Class Period through December 10, 2015.

22.   Defendant Marvin Moser ("Moser") is a Trustee of the Trust and signed each Registration Statement effective during the Class Period through December 10, 2015.

23.   Defendant Eric Rakowski ("Rakowski") is a Trustee of the Trust and signed each Registration Statement effective during the Class Period through December 10, 2015.

24.   Defendant Martin Shubik ("Shubik") is a Trustee of the Trust and signed each Registration Statement effective during the Class Period through December 10, 2015.

25.   Defendant Charles C. Walden ("Walden") is a Trustee of the Trust and signed each Registration Statement effective during the Class Period through December 10, 2015.

26.   Defendant Vincent J. Dugan ("Dugan") has been Treasurer and Chief Financial Officer of the Trust, and Chief Operating Officer and Chief Financial Officer of the Adviser and the Distributor, since 2004. He was a member of the Trust's Valuation Committee during the Class Period and signed each Registration Statement effective during the Class Period through December 10, 2015.

27.   Defendant W. James Hall III ("Hall") has been General Counsel and Secretary of the Trust, the Adviser, and the Distributor since 2000. He was a member of the Trust's Valuation Committee during the Class Period.

28.   Defendant Michael Buono ("Buono") has been Controller of the Trust, the Adviser, and the Distributor since 2006. He was a member of the Trust's Valuation Committee during the Class Period.

29.   Defendant Thomas Lapointe ("Lapointe") has been a Portfolio Manager and Team Leader for the Fund since 2010. He participated in the drafting of the prospectuses pursuant to which the Fund was sold.

30.   Defendant Nathaniel Kirk ("Kirk") has been a Portfolio Manager for the Fund since 2013. He participated in the drafting of the prospectuses pursuant to which the Fund was sold.

31.   Defendant Edwin Tai ("Tai") has been a Portfolio Manager and Team Leader for the Fund since 2013. He participated in the drafting of the prospectuses pursuant to which the Fund was sold.

32.   Defendant Joseph Zalewski ("Zalewski") has been a Portfolio Manager and Team Leader for the Fund since 2013. He participated in the drafting of the prospectuses pursuant to which the Fund was sold.

33.   This complaint refers to Defendants Whitman, Barse, Aber, Chapman, Franks, Kaier, Moser, Rakowski, Shubik, and Walden collectively as the "Trustee Defendants."

34.   This complaint refers to Defendants Barse, Dugan, Hall, Buono, Lapointe, Kirk, Tai, and Zalewski collectively as the "Officer Defendants."

35.   This complaint refers to the Trustee Defendants and the Officer Defendants collectively as the "Individual Defendants."

SUBSTANTIVE ALLEGATIONS

36.   The Fund's shares were marketed and sold to Plaintiff and Class members throughout the Class Period pursuant to its registration statements, prospectuses, and statements of additional information ("SAI"), which were incorporated by reference into the registration statements and prospectuses

1   (collectively, the "Registration Statements") and were issued on the following dates,

2   among others:

3   •   Registration Statement filed pursuant to Form N-1A, Prospectus, SAI,

4   and Annual Report incorporated in the Prospectus by reference on March 1,

5   2013 (collectively "March 2013 Prospectus");

6   •   Registration Statement filed pursuant to Form N-1A, Prospectus, SAI,

7   and Annual Report incorporated in the Prospectus by reference on February 28,

8   2014 (collectively "February 2014 Prospectus"); and

9   •   Registration Statement filed pursuant to Form N-1A, Prospectus, SAI,

10   and Annual Report incorporated in the Prospectus by reference on March 1,

11   2015 (collectively "March 2015 Prospectus").

12   37.   Each of the foregoing documents was negligently prepared and contained

13   untrue statements of material fact and/or failed to state other facts necessary to make

14   the statements made not misleading, as described below. Although the documents were

15   not identical, they contained many substantially similar untrue statements and were

16   rendered misleading by substantially similar omissions of material fact.

17   38.   A reasonable investor would have viewed the undisclosed facts described

18   herein, jointly and severally, as having altered the total mix of available information.

19   A reasonable investor also would understand that the undisclosed facts would cause

20   the Fund to undertake materially increased investment risk during the Class Period

21   because the Fund was investing in securities that were of materially greater risk than

22   had been disclosed.

23   39.   For example, the March 2013 Prospectus contained materially false and

24   misleading statements and omissions that included, inter alia, the following:

25   •   "None of the Funds will purchase or otherwise acquire any investment if, as a

26   result, more than 15% of its net assets (taken at current market value) would be invested

27   in securities that are illiquid."

28

1   • "Generally speaking, an illiquid security is any asset or investment of

2 which a Fund cannot sell a normal trading unit in the ordinary course of business

3 within seven days at approximately the value at which a Fund has valued the

4 asset or investment, including securities that cannot be sold publicly due to legal

5 or contractual restrictions."

6   • "Also, should illiquid assets ever exceed 15% of a Fund's net assets, the

7 Adviser would work with the Board to determine the appropriate steps and

8 timeframe for alleviating such excess."

9   • "The Adviser's Executive Risk Committee (the 'Committee')

10 recommends certain position limitation guidelines for the Funds. The guidelines

11 supplement limits imposed by regulatory agencies and the Prospectus. The

12 guidelines are not meant to impose rigid limitations and from time to time the

13 Committee fully expects exceptions to occur. However, exceptions may only

14 occur with prior approval from the Committee. These guidelines serve to

15 provide enhanced oversight of more concentrated positions."

16   40. Substantially similar representations were made in the February 2014

17 Prospectus and the March 2015 Prospectus.

18   41. These statements were materially false and misleading, among other

19 reasons, because they: (a) grossly understated the percentage of the Fund's illiquid

20 assets and the Fund's above-average liquidity risk; (b) failed to disclose that the

21 safeguards that purportedly limited the Fund's investment in illiquid assets were

22 ineffective and that, consequently, the Fund's investment in illiquid assets exceeded

23 its purported limits; (c) grossly overvalued the Fund's assets and overstated the Fund's

24 NAV; (d) implied that those investments identified as illiquid in the Fund's financial

25 statements were the entire universe of illiquid securities owned by the Fund; and (e)

26 overstated the extent to which the Fund could react to changing market conditions and

27 sell its securities for values it was claiming.

28

1   42.   Nor did Defendants provide the promised "enhanced oversight" of the

2 Fund's risks as they related to its concentrated position in illiquid securities. Thus,

3 although Defendants stated in the Registration Statements that the Fund's Adviser

4 monitored the liquidity of the Fund's holdings, unbeknownst to investors, this

5 statement was materially false and misleading. In fact, either the Fund's Adviser failed

6 to monitor the liquidity of the Fund's holdings as Defendants stated, or, it monitored

7 its holdings, but inexcusably failed to classify certain obviously illiquid securities as

8 such.

9   43.   An analysis of the Fund's holdings in 2013, 2014, and 2015 has shown

10 that the Fund consistently held more than 15% of its net assets in illiquid securities that

11 could not be sold within seven days at approximately the value at which the Fund held

12 them. Defendants did not take adequate steps to reduce the Fund's illiquid holdings as

13 the excessive illiquidity remained over a period of years. Indeed, the Fund was so

14 concentrated in illiquid securities that it should not have been offered as a mutual fund

15 allowing daily redemptions. Redemptions in the Fund eventually caused Defendants

16 to sell less liquid assets that reduced the Fund's share price, leading to more

17 redemptions and more losses. This death spiral led Defendants ultimately to take the

18 nearly unprecedented step of shutting down the Fund and suspending redemptions.

19 The investors remaining in the Fund will get back some unknown portion of their

20 investment, which is currently frozen, over an undetermined length of time.

21   44.   Due to Defendants' positive, but misleading or untrue statements, billions

22 of dollars poured into Defendants' Fund at prices set by Defendants. The NAV of the

23 Fund was approximately $10.89 per share at the beginning of the Class Period before

24 reaching as high as $12.28 on June 20, 2014. Subsequent to the revelation of the Fund's

25 true liquidity risks, the NAV then began to decline, plummeting to as low as $6.48 per

26 share on December 10, 2015. During the class period, the decline in NAV of the Fund's

27 shares represents a loss of over 36%.

28

1


CLASS ACTION ALLEGATIONS


2   45.   Plaintiff brings this action as a class action pursuant to Federal Rule of

3   Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities

4   who acquired shares of the Fund traceable to the false and misleading Registration

5   Statements during the period from March 1, 2013 to December 10, 2015. Excluded

6   from the Class are Defendants; the Officers and Trustees of the Fund, members of their

7   immediate families and their legal representatives, heirs, successors or assigns; and any

8   entity in which Defendants have or had a controlling interest.

9   44.   The members of the Class are so numerous that joinder of all members is

10   impracticable. While the exact number of Class members is unknown to Plaintiff at

11   this time and can only be ascertained through appropriate discovery, Plaintiff believes

12   that there are at least hundreds of members in the proposed Class. Record owners and

13   other members of the Class may be identified from records maintained by the Trust or

14   its transfer agent and may be notified of the pendency of this action by mail, using the

15   forms of notice similar to that customarily used in securities class actions. The Fund

16   has millions of outstanding shares.

17   45.   Plaintiff's claims are typical of the claims of the members of the Class as

18   all members of the Class are similarly affected by Defendants' wrongful conduct

19   alleged herein.

20   46.   Plaintiff will fairly and adequately protect the interests of the members of

21   the Class and has retained counsel competent and experienced in class and securities

22   litigation.

23   47.   Common questions of law and fact exist as to all members of the Class

24   and predominate over any questions solely affecting individual members of the Class.

25   Among the questions of law and fact common to the Class are:

26   •   whether the 1933 Act was violated by Defendants' acts as alleged herein;

27

28


CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

12


1   •   whether statements contained in the Fund's Registration Statements and

2 other materials incorporated therein misrepresented or omitted material facts

3 about the Fund;

4   •   whether the members of the Class have sustained damages and, if so, the

5 proper measure of such damages; and

6   •   whether Defendants caused the Fund to deviate from a fundamental

7 policy.

8   48.   A class action is superior to all other available methods for the fair and

9 efficient adjudication of this controversy since joinder of all members is impracticable.

10 Furthermore, as the damages suffered by individual Class members may be relatively

11 small, the expense and burden of individual litigation make it impossible for members

12 of the Class to individually redress the wrongs done to them. There will be no difficulty

13 in the management of this action as a class action.

14 **CAUSES OF ACTION**

15 **FIRST CAUSE OF ACTION**

16 **For Violations of § 11 of the 1933 Act**

17 **Against All Defendants**

18   49.   Plaintiff repeats and realleges each and every allegation above as if set

19 forth fully herein.

20   50.   This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C.

21 § 77k, against the Trust, the Adviser, the Distributor, and the Trustee Defendants, who

22 served as trustees and/or officers during the Class Period and/or signed one or more of

23 the Fund's Registration Statements and/or underwrote shares pursuant to the Fund's

24 Registration Statements (collectively, the "Individual Section 11 Defendants"). These

25 Defendants violated, or controlled a person who violated Section 11 of the 1933 Act.

26   51.   This Count is not based on and does not sound in fraud.

27   52.   The Individual Section 11 Defendants signed at least one registration

28 statement issued by the Fund during the Class Period, and/or served as a

1 director/trustee and/or underwrote shares of the Fund during the Class Period. The

2 Fund issued securities pursuant to the Fund's registration statements issued during the

3 Class Period.

4   53.   The Defendants named in this Count were responsible for the contents

5 and dissemination of the Fund's registration statements.

6   54.   The Fund's Registration Statements contained untrue statements of

7 material facts, failed to state other facts necessary to make the statements made not

8 misleading, and/or failed to state material facts required to be stated therein.

9   55.   None of the Defendants named in this Count made a reasonable

10 investigation or possessed reasonable grounds for the belief that the statements

11 contained in the Fund's Registration Statements were true and without omissions of

12 any material facts and were not misleading.

13   56.   Plaintiff and the Class acquired the Fund's shares pursuant to one or more

14 materially false and misleading Registration Statements.

15   57.   Plaintiff and the Class have sustained damages in that the value of the

16 Fund's shares has declined substantially from the prices at which they were purchased.

17   58.   At the time of their purchases of the Fund's shares, Plaintiff and other

18 members of the Class were without knowledge of the facts concerning the untrue

19 statements or omissions alleged herein and could not have reasonably discovered those

20 facts prior to the date that the initial complaint in this action was filed.

21   59.   Less than one year has elapsed between the time that Plaintiff or any

22 member of the Class discovered or reasonably could have discovered the facts alleged

23 herein, and the date of the filing of this complaint. Less than three years have elapsed

24 between the time that Plaintiff or any member of the Class purchased the Fund shares

25 upon which this Count is brought and the date the filing of this complaint.

26   60.   By virtue of the foregoing, Plaintiff and the other members of the Class

27 are entitled to damages under §11 as measured by the provisions of §11(e), from the

28 Defendants and each of them, jointly and severally.

SECTION CAUSE OF ACTION

For Violations of §12(a)(2) of the 1933 Act

Against All Defendants

61.   Plaintiff repeats and realleges each and every allegation above as if set forth fully herein.

62.   This Count is brought pursuant to Section 12(a)(2) of the 1933 Act, 15 U.S.C. § 77l(a)(2), on behalf of Plaintiff and all members of the Class who were offered or sold shares of the Fund as participants in the distribution of the Fund's shares against the Trust, the Adviser, the Distributor, and the Trustee Defendants, who served as trustees and/or officers during the Class Period and/or signed one or more of the Fund's Registration Statements and/or underwrote shares pursuant to the Fund's Registration Statements (the "Section 12(a)(2) Defendants"). These Defendants violated, or controlled a person who violated, Section 12(a)(2) of the 1933 Act.

63.   This Count is not based on and does not sound in fraud.

64.   The Section 12(a)(2) Defendants offered, solicited, distributed, and/or sold a security, namely shares of the Fund, by means of the Registration Statements. The Registration Statements contained untrue and/or misleading statements of material fact, contained material omissions, or omitted material facts necessary in order to make the statements, in light of the circumstances under which they were made, not misleading. The Section 12(a)(2) Defendants knew, or in the exercise of reasonable care would have known, that these statements were materially false.

65.   The Section 12(a)(2) Defendants actively solicited the sale of the Fund's shares through the Registration Statements, advertising, and other marketing efforts to serve their own financial interests, and are liable to Plaintiff and Class members pursuant to Section 12(a)(2) of the 1933 Act, as sellers of the shares of the Fund.

66.   At the time they purchased the Fund's shares from the Section 12(a)(2) Defendants, Plaintiff and other members of the Class did not know that the representations made to them by the Section 12(a)(2) Defendants (in connection with

1 the distribution of shares) and the matters described above were untrue, did not know

2 the above-described omitted material facts were not disclosed and could not have

3 reasonably discovered those facts.

4   67.   Less than one year has elapsed between the time that Plaintiff or any

5 member of the Class discovered or reasonably could have discovered the facts alleged

6 herein, and the date of the filing of this complaint. Less than three years have elapsed

7 between the time that Plaintiff or any member of the Class purchased the Fund shares

8 upon which this Count is brought and the date the filing of this complaint.

9   68.   Pursuant to Section 12(a)(2) of the 1933 Act, Plaintiff and Class members

10 are entitled to recover, upon tender of the Fund shares they purchased, the

11 consideration paid for the shares with interest thereon, less the amount of any income

12 received thereon, or damages resulting from the Section 12(a)(2) Defendants' conduct.

13   69.   Plaintiff and putative Class members who still hold shares of the Fund

14 hereby tender any and all shares that were damaged by Defendants' violation of

15 Section 12(a)(2) of the Securities Act, in exchange for consideration paid for those

16 securities, and any interest accrued thereon.


THIRD CAUSE OF ACTION

For Violations of § 15 of the 1933 Act

Against The Individual Defendants


20   70.   Plaintiff repeats and realleges each and every allegation above as if set

21 forth fully herein.

22   71.   This Count is brought pursuant to Section 15 of the 1933 Act against the

23 Individual Defendants as control persons of the Fund, who violated Sections 11 and

24 Section 12, as alleged herein.

25   72.   Each of the Individual Defendants was a control person of the Fund by

26 virtue of his or her position as a trustee and/or senior officer of the Fund. The Individual

27 Defendants were in a position to, and did, control the Fund's operations and disclosures

28 made by the Fund in the Registration Statements issued during the Class Period.

1   73.   The Individual Defendants are liable, as control persons, for damages

2 caused by the Fund's violations of Sections 11 and Section 12.

3   74.   The Individual Defendants did not make a reasonable investigation or

4 possess reasonable grounds for the belief that the statements contained in the

5 Registration Statements were accurate and complete in all material respects. Had they

6 exercised reasonable care, they could have known of the material misstatements and

7 omissions alleged herein.

8   75.   Less than one year has elapsed between the time that Plaintiff or any

9 member of the Class discovered or reasonably could have discovered the facts alleged

10 herein, and the date of the filing of this complaint. Less than three years have elapsed

11 between the time that Plaintiff or any member of the Class purchased the Fund shares

12 upon which this Count is brought and the date the filing of this complaint.

13   76.   By reason of the misconduct alleged herein, for which the Fund is

14 primarily liable, as set forth above, the Individual Defendants are jointly and severally

15 liable with and to the same extent as the Fund pursuant to 1933 Act.

16   **PRAYER FOR RELIEF**

17   WHEREFORE, Plaintiff, on behalf of herself and the other members of

18 the Class, pray for judgment as follows:

19   A.   Declaring this action to be a class action properly maintained pursuant to

20 the Federal Rules of Civil Procedure, certifying the Class with Plaintiff as Class

21 Representative and certifying Plaintiff's counsel as Class Counsel;

22   B.   Awarding Plaintiff and the other members of the Class damages against

23 Defendants, jointly and severally, together with interest thereon;

24   C.   Awarding Plaintiff and the other members of the Class rescission on their

25 Second Cause of Action, to the extent they still hold Fund shares, or if sold, awarding

26 rescissory damages in accordance with Section 12(a)(2) of the 1933 Act from the

27 Defendants named in that Count;

28

1   D.   Awarding Plaintiff and the other members of the Class their costs and

2 expenses of this litigation, including reasonable attorneys' fees, accountants' fees,

3 experts' fees and other costs and disbursements; and

4   E.   Awarding Plaintiff and the other members of the Class such other and

5 further relief as the Court deems appropriate under the circumstances.

6   **DEMAND FOR JURY TRIAL**

7   Plaintiff demands a trial by jury on all counts so triable.

8

9   Dated: February 9, 2016   **SHEPHERD FINKELMAN**
                                             MILLER & SHAH LLP

10

11   By: */s/Valerie L. Chang*
                                          Valerie L. Chang (SBN 295147)

12   11755 Wilshire Blvd., 15th Floor
                                          Los Angeles, CA 90025

13   Tel: (323) 510-4060

14   Fax: (866) 300-7367
                                          Email: vchang@sfmslaw.com

15

16   Rose F. Luzon (SBN 221544)

17   401 West A Street, Suite 2550
                                          San Diego, CA 92101

18   Tel: (619) 235-2416

19   Fax: (866) 300-7367
                                          rluzon@sfmslaw.com

20

21   **LEVI & KORSINSKY LLP**
                                          Shannon L. Hopkins

22   (to be admitted *pro hac vice*)

23   733 Summer Street, Suite 304
                                          Stamford, CT 06901

24   Tel: (203) 992-4523

25   Fax: (212) 363-7171
                                          Email: shopkins@zlk.com

26

27   *Attorneys for Plaintiff Suprabha Bhat*

28

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

18

CERTIFICATION OF PLAINTIFF PURSUANT TO FEDERAL SECURITIES LAWS

I, SUPRABHA BHAT, duly certify and say, as to the claims asserted under the federal securities laws, that:

1. I have reviewed a complaint filed in the action;

2. I did not purchase the securities that are the subject of this Complaint at the direction of Plaintiffs' counsel or in order to participate in this litigation;

3. I am willing to serve as a representative party on behalf of the Class, including providing testimony at deposition and trial, if necessary;

4. My transaction(s) in Third Avenue Focused Credit Institutional Fund which are the subject of this litigation during the class period set forth in the complaint are set forth in the chart attached hereto.

5. During the three years prior to the date of this Certification, I have not participated, nor have I sought to participate, as a representative in any class action suit in the United States District Courts under the federal securities laws.

6. I have not received, been promised or offered, and will not accept, any form of compensation, directly or indirectly, for prosecuting or serving as a representative party in this class action, except for: (i) such damages or other relief as the Court may award to me as my pro rata share of any recovery or judgment; (ii) such reasonable fees, costs or other payments as the Court expressly approves to be paid to or on behalf of me; or (iii) reimbursement, paid by my attorneys, of actual or reasonable out-of-pocket expenditures incurred directly in connection with the prosecution of this action.

I hereby certify, under penalty of perjury, that the foregoing is true and correct. Executed this 9 day of February 2016.

Signed: *K. Suprabha Bhat*

NAME: SUPRABHA BHAT

Suprabha Bhat
Transactions in Third Avenue Focused Credit Fund Institutional Class ("TFCIX") Securities

Date of Transaction	Type of Transaction	Quantity	Price Per Security	Total Cost Basis
3/4/2014	Purchase	9,386	$11.72	$109,995.70
3/26/2014	Dividend Reinvestment	148	$11.55	$1,709.40
6/25/2014	Dividend Reinvestment	172	$12.05	$2,072.60
9/24/2014	Dividend Reinvestment	169	$11.20	$1,892.80
9/24/2014	Dividend Reinvestment	1	$11.17	$11.17
12/10/2014	Dividend Reinvestment	332	$9.98	$3,313.36
3/25/2015	Dividend Reinvestment	180	$9.34	$1,681.20
3/25/2015	Dividend Reinvestment	1	$9.30	$9.30
6/24/2015	Dividend Reinvestment	217	$9.20	$1,996.40
9/23/2015	Dividend Reinvestment	222	$8.12	$1,802.64
9/23/2015	Dividend Reinvestment	1	$8.12	$8.12
TOTAL		10,829		$124,492.69

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
_____ X
                                        :
WILLIAM ENGEL,   :
                                        :
                    Plaintiff,   :   No. _____
                                        :
         - against -   :   Notice of Removal
                                        :
THIRD AVENUE MANAGEMENT COMPANY   :
LLC, MARTIN J. WHITMAN, DAVID M. BARSE, :
VINCENT J. DUGAN, W. JAMES HALL, JOSEPH :
J. REARDON, and MICHAEL BUONO,   :
                                        :
                    Defendants,   :
                                        :
THIRD AVENUE TRUST, a Delaware Business :
Trust,   :
                                        :
                    Nominal Defendant. :
                                        :
_____ X

NOTICE OF REMOVAL

And now come Defendants Third Avenue Management LLC, a Delaware Limited

Liability Company, Vincent J. Dugan, W. James Hall, Joseph J. Reardon, Michael Buono, and

Third Avenue Trust (Nominal Defendant), a Delaware Business Trust, by and through their

attorneys Kramer Levin Naftalis & Frankel LLP, and file the within Notice of Removal and in

support thereof aver as follows:

1.   On January 15, 2016, Plaintiff William Engel ("Engel") initiated an action by

       Summons and Complaint in the Supreme Court of the State of New York, County

       of New York, Index No. 650196/2016, against defendants Third Avenue

       Management LLC, Martin J. Whitman, David M. Barse, Vincent J. Dugan, W.

James Hall, Joseph J. Reardon, Michael Buono, and Third Avenue Trust. A copy of the Complaint is attached hereto as Exhibit A.

2. Engel has alleged a claim for breach of fiduciary duty against all defendants, and a claim for breach of contract against defendant Third Avenue Management LLC.

3. Upon information and belief, and as alleged by Engel, Engel is a resident of Putney, Vermont. Complaint at ¶ 20.

4. Defendant Third Avenue Management LLC, whose principal place of business is located at 622 Third Avenue, New York, New York 10017, is a Delaware Limited Liability Company whose single member is Third Avenue Holdings Delaware LLC.

5. The members of Third Avenue Holdings Delaware LLC are:

    a. Michael Buono and Vincent J. Dugan, individuals and citizens of Staten Island, New York.

    b. Ryan Dobratz, David Resnick, Michael Warlan, Barbara Whitman, James Whitman and Martin J. Whitman, individuals and citizens of New York, New York.

    c. Harold Drachman, an individual and citizen of North Salem, New York.

    d. Matthew Fine, an individual and citizen of Riverside, Connecticut.

    e. W. James Hall, an individual and citizen of West Orange, New Jersey.

    f. Thomas Lapointe, an individual and citizen of Greenwich, Connecticut.

    g. Yang Lie, an individual and citizen of Rye Brook, New York.

    h. Joanne Jaffin Mason, an individual and citizen of Weston, Connecticut.

    i. Robert Rewey, an individual and citizen of Summit, New Jersey.

    j.   Michael Sasso, an individual and citizen of Purchase, New York.

    k.   Craig Urciuoli, an individual and citizen of Franklin Lakes, New Jersey.

    l.   Thomas Whitman, an individual and citizen of Philadelphia, Pennsylvania.

    m. Michael Winer, an individual and citizen of Monterey, California.

    n.   Jason Wolf, an individual and citizen of Rye, New York.

    o.   El Train Acquisition LLC, a Delaware Limited Liability Company whose principal place of business is located in Prides Crossing, Massachusetts.

6.   With respect to those defendants not already named above:

    a.   David M. Barse is an individual and citizen of Harrison, New York.

    b.   Joseph J. Reardon is an individual and citizen of Westport, Connecticut.

7.   Third Avenue Trust functions as a nominal defendant in this action, and therefore its citizenship is not considered for purposes of determining diversity.

8.   Accordingly, there is complete diversity among the parties under 28 U.S.C. §1332(a).

9.   Engel seeks damages in excess of $75,000.00 in the above action, as alleged in the Complaint. Complaint ¶ 1.

10.   This Honorable Court has jurisdiction of this matter pursuant to 28 U.S.C. §1332(a) as the action is between citizens of different states and the amount in controversy is in excess of $75,000.00.

11.   The face of the Complaint reveals that plaintiff raises substantial questions of law under 15 U.S.C. § 80a-1 *et seq.*, and thus this Court also has jurisdiction on the basis of a federal question.

12.   Defendants were served with or otherwise received the Complaint on January 15, 2016 and have timely filed this Notice of Removal within thirty days of service.

13.   Defendants will provide written notice of this removal to counsel for Engel and will file a copy of this notice with the Clerk of the Supreme Court of the State of New York, County of New York.

WHEREFORE, defendants respectfully file this Notice of Removal.

Dated: New York, New York
      February 12, 2016

Respectfully submitted,

Kramer Levin Naftalis & Frankel LLP

By: _____ /s/ John P. Coffey _____
                John P. Coffey

1177 Avenue of the Americas
New York, New York 10036
(212) 715-9456

Attorney for defendants Third Avenue Management LLC, Vincent J. Dugan, W. James Hall, Joseph J. Reardon, Michael Buono & Third Avenue Trust (nominal defendant)

EXHIBIT A

FILED: NEW YORK COUNTY CLERK 01/15/2016 11:32 AM

NYSCEF DOC. NO. 1

INDEX NO. 650196/2016

RECEIVED NYSCEF: 01/15/2016

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

WILLIAM ENGEL,	Index No. _____
Plaintiff,	
vs.	SUMMONS
THIRD AVENUE MANAGEMENT COMPANY LLC, MARTIN J. WHITMAN, DAVID M. BARSE, VINCENT J. DUGAN, W. JAMES HALL, JOSEPH J. REARDON, and MICHAEL BUONO,	
Defendants,	
THIRD AVENUE TRUST, a Delaware Business Trust,	
Nominal Defendant.	

TO THE ABOVE NAMED DEFENDANTS:

YOU ARE HEREBY SUMMONED to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on plaintiff's attorneys within 20 days after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

Plaintiff designates New York County as the place of trial. Venue is proper because the defendants do business in or derive substantial revenue from activities carried out in this County, and many of the wrongful acts alleged herein occurred in this County.

Dated: January 15, 2016

ZAMANSKY LLC

By: /s/ Samuel E. Bonderoff
        Samuel E. Bonderoff

Jacob H. Zamansky
Edward H. Glenn Jr.
50 Broadway, 32nd Floor
New York, NY 10004
Telephone: (212) 742-1414
Facsimile: (212) 742-1177
samuel@zamansky.com

Attorneys for the Plaintiff

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

WILLIAM ENGEL,
 	
     Plaintiff,
 	
vs.
 	
THIRD AVENUE MANAGEMENT
COMPANY LLC, MARTIN J. WHITMAN,
DAVID M. BARSE, VINCENT J. DUGAN,
W. JAMES HALL, JOSEPH J. REARDON,
and MICHAEL BUONO,
 	
     Defendants,
 	
THIRD AVENUE TRUST, a Delaware
Business Trust,
 	
     Nominal Defendant.
	Index No. _____
	
	DERIVATIVE COMPLAINT
	
	DEMAND FOR JURY TRIAL

Plaintiff William Engel ("Engel"), by and through his undersigned counsel, alleges as follows on information and belief:

NATURE OF THE CASE

1.   This is a shareholder derivative action brought by an investor in, and on behalf of, the Third Avenue Focused Credit Fund (the "Fund") to recover approximately $500 million of losses and other damages sustained as a direct result of Defendants' failure to comply with their most fundamental and basic duty—to manage and maintain sufficient liquidity for the Fund to stay open and in business.

2.   Section 22(e) of the Investment Company Act of 1940 (the "Act") provides that, absent "unusual circumstances," no open-end fund shall suspend the right of redemption for more than seven days.   Defendants, who are both the Fund's Board of Trustees and its

Investment Advisor, utterly failed to ensure that the Fund had sufficient liquidity to allow this right of redemption to be preserved, and thereby breached their most fundamental and basic fiduciary and contractual duties owed to the Fund.

3. On December 9, 2015, Third Avenue Management LLC ("Third Avenue Management"), the Fund's Investment Advisor, issued a letter to investors notifying them that the Board had adopted a Plan of Liquidation for the Fund. The letter stated that the Fund was no longer accepting redemptions or subscriptions and that its assets were being placed into a liquidating trust for sale over time. The reason for such radical action, according to the letter, was that "[i]investor requests for redemption, in addition to the general reduction of liquidity in the fixed income markets, have made it impracticable for [the Fund] going forward to create sufficient cash to pay anticipated redemptions without resorting to sales at prices that would unfairly disadvantage remaining shareholders." In other words, the Fund would close its doors and its assets would be sold off in a fire sale.

4. This extreme action resulted from Third Avenue Management's and the Board's willful and/or grossly negligent breaches of fiduciary and contractual duties starting in June 2013 through the Fund's purported closure on December 9, 2015. By failing to plan for and maintain the liquidity of the Fund to ensure that the right of redemption was not abridged, Defendants breached those legal duties in contravention of the Act and federal securities regulations as well as the Fund's registration statements and prospectuses.

5. Throughout this time period, Defendants knew or should have known that the Fund and its sector faced increased demands by investors for redemption, and that there was increasing illiquidity in the fixed income markets in which the Fund's assets traded. Defendants' failure to plan and prepare for the Fund's entirely foreseeable liquidity crisis killed the Fund.

Yet, while the Fund's assets deteriorated, Defendants insisted that the Fund was sufficiently liquid to forestall further redemptions. Defendants should compensate the Fund for the losses their breaches have caused the Fund and its investors.

6.   In August 2009, the Fund was first offered to investors. It was offered as a separate investment "Series" or class of shares issued by Third Avenue Trust (the "Trust"), which is registered with the Securities and Exchange Commission ("SEC") as an open-end investment company under the Act. The Fund is managed by its Board, which hired Third Avenue Management as the Fund's Investment Advisor. The individual Defendants compose both the Board and Third Avenue Management's senior officers; thus, there is no independence between the Fund and its Investment Advisor.

7.   The Fund's investment strategy has been to invest primarily in distressed and high-yield debt and credit-related investments. It was launched by Third Avenue Funds, which manages a family of mutual funds and private client accounts and has over $10 billion of customer funds under management. The Fund was the only mutual fund offered by Third Avenue that had a strategy of investing in non-publicly traded investments.

8.   The Fund was an open-end investment company. Section 22(e) of the Act provides that no open-end fund shall suspend the right of redemption for more than seven days absent specific unusual circumstances that are not present here. The SEC's position has been that open-end funds should maintain a high degree of portfolio liquidity to ensure that their portfolio securities and other assets can be sold, and the proceeds used to satisfy redemptions, in a timely manner in order to comply with Section 22(e). The SEC has adopted a requirement limiting funds to only 15% of illiquid assets, and it has issued repeated guidance advising fund

managers that they must maintain liquidity to meet redemptions even if their investment strategy involves trading illiquid investments.

9.   In its registration statements, prospectus and statement of additional information, the Fund represented that it would meet investors' redemption requests without qualification, that it would limit illiquid securities to 15% of its assets, and that it would comply with the Act and SEC rules and regulations.   Accordingly, to comply with its regulatory requirements, the Fund had to adopt a plan to manage its liquidity— which, in turn, was supposed to have been actively monitored by the Board.

10.   Since June 2013, the fixed income markets have become increasingly volatile and illiquid.   Investors have also increasingly sought to redeem their money from fixed income funds.   In response, the SEC issued specific warning and guidance to fund managers on liquidity risk monitoring, managing and planning.   This warning and guidance put Defendants on specific notice that, without prophylactic action, the Fund was at risk for a liquidity crisis, and that Defendants needed to actively and prudently monitor and manage the Fund's liquidity to prevent such a crisis's occurrence.

11.   As the illiquidity in fixed income markets and increased investor redemptions grew, the Fund evidently ignored these warning signs and instead invested deeply in numerous assets that are not publicly traded and therefore present significant potential liquidity problems. For example, Fund has invested in large positions of distressed bonds, notes and bank loans, which, according to the Fund's financial statements, are Rule 144A securities that may only trade among qualified institutional buyers.   There is no liquid, public market for these securities.   The Fund also invested in positions of bank loans, which have delayed or longer settlement dates, so that they, too, cannot realize immediate redemptions.

4

12.   Defendants, who were responsible managing the Fund's liquidity so that it could make redemptions upon demand yet remain in business, willfully or grossly negligently breached their fiduciary and contractual duties to investors when they failed in this responsibility. Their failures resulted in the Fund's closure and forced liquidation. Following the SEC's warning, Defendants failed to sufficiently monitor, manage and plan for the Fund's liquidity in view of known increased illiquidity in the markets for the Fund's assets and the increased likelihood of investor redemptions.

13.   Defendants failed to sell, while those assets were salable, sufficient Fund assets to cover likely redemption demands before large declines in the prices of the Fund's assets made such sales virtually impossible. Defendants failed to "go to cash," which the Fund's prospectus represents it will do at times. Defendants also made additional purchases of Rule 144A debt securities at a time when they knew or should have known that the Fund should not be investing in more assets that were illiquid or ripe to become so.

14.   Defendants also represented to investors that the Fund held below 15% of "illiquid securities," a highly dubious representation given the rapid deterioration and closure of the Fund. In any event, whether the Fund was above or below its "illiquid securities" threshold—however Defendants self-servingly chose to define liquidity at the time—the Fund was clearly not sufficiently liquid to meet the redemption requests that had been building over the prior two years.

15.   As a result of Defendants' willful and grossly negligent breaches of fiduciary and contractual duties, the Fund has been substantially harmed. It has suffered at least $500 million in losses and will suffer additional losses as its assets are liquidated at fire-sale prices. The Fund paid substantial management fees to Third Avenue Management that were not deserved due to

Defendants' failures to comply with the Act, SEC rules and regulations, and provisions in the Fund's prospectus and registration statements.

16.   Through this action, Plaintiff seeks to recover on behalf of the Fund for these and other losses caused by the Defendants' willful and/or grossly negligent breaches of fiduciary and contractual duties.

17.   Demand has not been made and is excusable under applicable law because the Defendants, who are the trustees and managers of the Fund, were directly responsible for the misconduct alleged herein, and any demand that they sue themselves for their wrongful acts would be futile.

JURISDICTION AND VENUE

18.   The Court has jurisdiction over this action, pursuant to CPLR §302(a)(1), because Defendants are present and transact business in New York State, New York County.

19.   Venue is proper pursuant to CPLR §503(c) because Defendants have their principal office in New York County.

PARTIES

A.   PLAINTIFF

20.   Plaintiff William Engel is and has been a shareholder of the Fund since September 2009, and is a resident of Putney, Vermont.   He also currently holds his shares in the Fund, and has held continuously throughout the period of the alleged misconduct.

B.   NOMINAL DEFENDANT

21.   Nominal Defendant the Trust is a Delaware Business Trust with a principal office located at 622 Third Avenue, New York, New York.   The Trust has a Board of Trustees that manages its operations and is also responsible for the management of the Fund.

6

C.   DEFENDANTS

22.   Defendant Third Avenue Management is a limited liability company organized in New York, with a principal office located at 622 Third Avenue, New York, New York. Third Avenue Management is a registered investment adviser with the SEC, and it is both the Trust's and Fund's Investment Advisor.

23.   Martin J. Whitman is the Chairman of the Board of the Trust, and a Founder and Co-Chief Investment Officer of Third Avenue Management. His principal place of business is at 622 Third Avenue, New York, New York.

24.   David M. Barse is President and Chief Executive Officer of the Trust, and Chief Executive Officer of Third Avenue Management. His principal place of business is at 622 Third Avenue, New York, New York.

25.   Vincent J. Dugan is Treasurer of the Trust, and Treasurer and Chief Financial Officers of Third Avenue Management. His principal place of business is at 622 Third Avenue, New York, New York.

26.   W. James Hall is General Counsel and Secretary and General Counsel and Secretary of Third Avenue Management. His principal place of business is at 622 Third Avenue, New York, New York.

27.   Joseph J. Reardon is Chief Compliance Officer of the Trust and Chief Compliance Officer of Third Avenue Management. His principal place of business is at 622 Third Avenue, New York, New York.

28.   Michael Buono is Controller of the Trust and Controller of Third Avenue Management. His principal place of business is at 622 Third Avenue, New York, New York.

29.   Defendants Whitman, Barse, Dugan, Hall, Reardon and Buono are referred to collectively as the "individual Defendants."

SUBSTANTIVE ALLEGATIONS

A.   **Background**

30.   In 1986, Third Avenue Funds was founded by Martin Whitman, an outspoken value investor, and it now manages a family of at least seven mutual funds and private client accounts and has over $10 billion of customer funds under management.

31.   In August 2009, the Fund was first offered to investors. It was offered as a separate investment "Series" or class of shares established under Article 2.1 of the Trust Agreement of the Trust dated October 29, 1996.

32.   The Trust is registered with the SEC as an open-end investment company under the Act. The Fund's shares were issued by the Trust and it is managed by its Board of Trustees, which is made up of the individual Defendants.

33.   The Board, in turn, hired Third Avenue Management as the Fund's Investment Advisor. Third Avenue Management's senior officers are the individual Defendants. Thus, the Board and Investment Advisor of the Fund here are the same people, meaning there is no independence between the Fund and its Investment Advisor.

34.   The Fund's investment strategy is to invest primarily in distressed and high-yield debt and credit-related investments. Unlike the other funds offered by Third Avenue, the Fund had a strategy to invest in non-publicly traded investments.

35.   Since its launch in August 2009, the Fund's assets grew rapidly. The Fund quickly raised over $700 million by the end of 2010, grew beyond $1 billion in 2013, and subsequently peaked at nearly $3 billion in assets. As of October 31, 2015, the Fund had approximately $1 billion in assets (shortly before it closed).

36.   As a result of the Fund's growth, Third Avenue Management has received substantial fees based on the size of the Fund as of October 31:

2009: $198,311 (after two months of operation)

2010: $5,281,680

2011: $8,376,215

2012: $7,609,834

2013: $9,101,101

2014: $21,083,384

2015: $6,875,000 (estimated based on known assets)

37.   In total, since its inception, Third Avenue Management has received approximately **$58 million** in fees for managing the Fund.

B.   **SEC Liquidity Requirements**

38.   The Fund was registered as an open-end investment company. Section 22(e) of the Act provides that no open-end fund shall suspend the right of redemption or postpone the date of payment of redemption proceeds for more than seven days after tender of the security absent specified unusual circumstances. In Release No. 33-9922, IC-31835, 17 CFR 210, 270, 274 (Sept. 22, 2015), the SEC issued a notice entitled *"Open-End Fund Liquidity Risk Management Programs; Swing Pricing; Re-Opening of Comment Period for Investment Company Reporting Modernization Release* (the "Proposed Rule)," which set forth proposed rules for mutual fund liquidity. In footnote 77, the SEC states that there may be liability for a mutual fund's failure to meet redemptions within seven days or any shorter period disclosed in the prospectus.

39.   Under current SEC guidelines, a portfolio security or other asset is considered illiquid if it cannot be sold or disposed of (rather than settled) in the ordinary course of business within seven days at approximately the value at which the fund has valued the investment.

40.   Additionally, Rule 15c6-1 under the Securities Exchange Act of 1934 impacts the timing of open-end fund redemptions because the rule requires broker-dealers to settle securities transactions, including transactions in open-end fund shares, within three business days after the trade date. Furthermore, Rule 22c-1 under the Act, the "forward pricing" rule for mutual funds, requires funds, their principal underwriters, and dealers to sell and redeem fund shares at a price based on the current Net Asset Value ("NAV") next computed after receipt of an order to purchase or redeem fund shares, even though fund assets may be sold in subsequent days to meet redemption obligations. Therefore, there are a number of statutory and regulatory provisions that must be considered in assessing a fund's ability to meet redemptions and mitigate potential dilution of shareholders' interests.

41.   Historically, the SEC has taken the position that open-end funds should maintain a high degree of portfolio liquidity to ensure that their portfolio securities and other assets can be sold and the proceeds used to satisfy redemptions in a timely manner to comply with section 22(e). The SEC also has stated that open-end funds have a "general responsibility to maintain a level of portfolio liquidity that is appropriate under the circumstances," and to engage in ongoing portfolio liquidity monitoring to determine whether an adequate level of portfolio liquidity is being maintained in light of the fund's redemption obligations. *See* Revisions of Guidelines to Form N-1A, Investment Company Act Release No. 18612 (Mar. 12, 1992) [57 FR 9828 (Mar. 20, 1992)] ("Guidelines Release").

42.   In addition to the importance of adequate liquidity, SEC guidelines generally limit an open-end fund's aggregate holdings of "illiquid securities" to 15% of a fund's net assets. Under the 15% guideline, a portfolio security or other asset is considered illiquid if it cannot be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the fund has valued the investment. The 15% guideline has generally caused funds to limit their exposures to those types of securities that cannot be sold within seven days and that the SEC has indicated may be illiquid, such as private equity securities, securities purchased in an initial public offering, and certain other privately placed or other restricted securities as well as certain instruments or transactions not maturing within seven days.

43.   The SEC has not established a set of required factors that must be considered when assessing the liquidity of securities, but it has provided "examples of factors that would be reasonable for a board of directors to take into account with respect to a rule 144A security (but which would not necessarily be determinative)." These factors include: the frequency of trades and quotations for the security; the number of dealers willing to purchase or sell the security and the number of other potential purchasers; dealer undertakings to make a market in the security; and the nature of the security and the nature of the marketplace in which it trades, including the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer. *See* Statement Regarding "*Restricted Securities*," Investment Company Act Release No. 5847 (Oct. 21, 1969) [35 FR 19989 (Dec. 31, 1970)] ("Restricted Securities Release").

44.   Under Rule 38a-1 of the Act, open-end funds are also required to adopt and implement written policies and procedures reasonably designed to prevent violations of the federal securities laws. A fund's compliance policies and procedures should be appropriately tailored to reflect each fund's particular compliance risks. The SEC has stated that an open-end

fund holding a significant portion of its assets in securities with long settlement periods or with infrequent trading, for instance, may be subject to relatively greater liquidity risks than other open-end funds, and should appropriately tailor its policies and procedures to comply with its redemption obligations.

45.   In the Restricted Securities Release, the SEC recognized that a fund may need to determine whether it is appropriate to take certain actions when it has determined that a previously liquid holding has become illiquid due to changed circumstances: "Because open-end companies hold themselves out at all times as being prepared to meet redemptions within seven days, it is essential that such companies maintain a portfolio of investments that enable them to fulfill that obligation. This requires a high degree of liquidity in the assets of open-end companies because the extent of redemption demands or other exigencies are not always predictable."

46.   The SEC has further stated that a fund experiencing net outflows due to shifts in market sentiment may wish to consider reducing its illiquid asset holdings to maintain adequate liquidity. *See* Guidelines Release.

47.   Moreover, in January 2014, the SEC issued specific guidance on policies that funds should use to management liquidity in IM Guidance Update 2014-1, *Risk Management in Changing Fixed Income Market Conditions* (Jan. 2014), *available at* http://www.sec.gov/divisions/investment/guidance/im-guidance-2014-1.pdf ("2014 Fixed Income Guidance Update"):

III. *Risk Management and Disclosure*

Given the potential fixed income market volatility, which may be exacerbated by changes in bond market size and structure discussed above, the Division of Investment Management staff notes the following steps that fund advisers may consider taking:

Assess and Stress Test Liquidity

Consistent with Section 22(e) of the Investment Company Act of 1940, fund advisers generally assess overall fund liquidity and funds' ability to meet potential redemptions over a number of periods. In light of potential market volatility, fund advisers may consider assessing fund liquidity needs during both normal and stressed environments, including assessing their sources of liquidity (such as cash holdings and other assets that would not require selling into declining or dislocated markets if volatility or market stress increases). The assessments may include, for example, needs and sources of fund liquidity over 1 day, 5 days, 30 days, and potentially longer periods.

Conduct More General Stress-Tests/Scenario Analyses

Fund advisers may consider assessing the impact (beyond just liquidity) of various stress-tests and/or other scenarios on funds. For example, they may consider stress-tests involving interest rate hikes, widening spreads, price shocks to fixed income products, increased volatility and reduced liquidity, among other factors.

Risk Management Evaluation

Fund advisers may want to consider using the outcomes of any assessments, analyses, and conversations to evaluate what risk management strategies and actions are most appropriate, if any, in response to changing fixed income market conditions at a fund and/or the complex level. These may include decisions around portfolio composition, concentrations, diversification and liquidity, among other factors.

Communication with Fund Boards

Fund advisers may consider what information should be provided to fund directors so that they are informed of the risk exposures and liquidity position of the fund, and the fund's ability to manage through changing interest rate conditions and potentially increased fixed income market volatility.

Shareholder Communications

Funds should also assess the adequacy of their disclosures to shareholders in light of any additional risks due to recent events in the fixed income markets and the potential impact of tapering quantitative easing and/or rising interest rates, including the potential for periods of volatility and increased redemptions. If a fund determines that its risk disclosure to shareholders is not sufficient in light of these recent events, the fund should consider the appropriate manner of communicating risks to shareholders (e.g., prospectus, shareholder reports).

At all times, Defendants, who controlled and managed all aspects of the Fund, had strict duties and responsibilities to comply with these SEC rules and regulations requiring the Fund to

13

maintain its liquidity despite adverse or unexpected market conditions or investor redemption demands. Defendants also had strict duties and responsibilities to implement and monitor liquidity through a risk management program and to truthfully and accurately communicate liquidity risk to Fund investors.

C.   **The Fund's Representations**

48.   From the start, and until its sudden demise, the Fund has represented to investors that shares can be redeemed, that it will limit its investments in illiquid assets to 15%, that it would monitor liquidity, and that it holds liquid assets.

49.   For example, the Fund's prospectus filed on its Form NA-1 Registration Statement on August 24, 2009, provides for redemption without any qualification as follows:

HOW TO REDEEM SHARES

General

You may redeem your shares on any day during which the NYSE is open, either directly from the Fund or through certain broker-dealers or other financial intermediaries. Fund shares will be redeemed at the NAV next calculated as of a time after your order is received in good order by the Fund or its designees. Redemption requests that contain a restriction as to the time, date or share price at which the redemption is to be effective will not be honored. You can redeem less than all of your shares, but if you retain shares with a value below a minimum amount (as determined by the Adviser), your account may be closed at the discretion of the Adviser. See Redemption By The Fund.

50.   Additionally, in Statements of Additional Information filed by the Fund, the following provision is disclosed:

REDEMPTION OF SHARES

The procedure for redemption of Fund shares under ordinary circumstances is set forth in the Prospectus. In unusual circumstances, such as in the case of a suspension of the determination of NAV, the right of redemption is also suspended and shareholders will receive payment of the net asset value next determined after termination of the suspension. The right of redemption may be suspended or payment upon redemption deferred for more than seven days: (a) when trading on the New York Stock Exchange ("NYSE") is restricted; (b) when the NYSE is closed for other than weekends and

14

holidays; (c) when the SEC has by order permitted such suspension; or (d) when an emergency exists making disposal of portfolio securities or valuation of net assets of a Fund not reasonably practicable; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions prescribed in (a), (c) or (d) exist.

51.   This provision identifies only very limited instances, which are determined by SEC rules and regulations, when the Fund will not honor redemptions..

52.   Following SEC rules and regulations, the Fund represented in its Statements of Additional Information that it would restrict its investment in illiquid securities to only 15% of Fund's assets. The Fund also disclosed that the Board would monitor the liquidity of any non-public or Rule 144A securities in which it invests.

53.   The following provisions are in its Statements of Additional Information:

RESTRICTED AND ILLIQUID SECURITIES

Under normal circumstances, none of the Funds will purchase or otherwise acquire any investment if, as a result, more than 15% of its net assets (taken at current market value) would be invested in securities that are illiquid. Generally speaking, an illiquid security is any asset or investment of which a Fund cannot sell a normal trading unit in the ordinary course of business within seven days at approximately the value at which a Fund has valued the asset or investment, including securities that cannot be sold publicly due to legal or contractual restrictions. The sale of illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale.

Over the past several years, strong institutional markets have developed for various types of restricted securities, including repurchase agreements, some types of commercial paper, and some corporate bonds and notes (commonly known as "Rule 144A Securities"). Securities freely salable among qualified institutional investors under special rules adopted by the SEC, or otherwise determined to be liquid, may be treated as liquid if they satisfy liquidity standards established by the Board of Trustees (the "Board"). The continued liquidity of such securities may not be as well assured as that of publicly traded securities, and accordingly, the Board will monitor their liquidity. The Board will review pertinent factors such as trading activity, reliability of price information and trading patterns of comparable securities in determining whether to treat any such security as liquid for purposes of the foregoing 15% test.   To the extent the Board treats such securities as liquid, temporary impairments to trading patterns of such securities may adversely affect a Fund's liquidity.

54.   Generally, for most of its life, the Fund did not provide any specific disclosure about the liquidity or illiquidity of its investments. However, starting on January 6, 2015, the Fund began to disclosure its percentage of "illiquid assets" in the footnotes of its financial statements filed in its semi-annual and annual Certified Shareholder Reports. The Fund identified the following percentages: i) Oct. 30, 2014 -- 14.25%; ii) Apr. 30, 2015 -- 12.22%; and iii) Oct. 31, 2015 -- 13.40%. These percentages, set by Defendants, purport to comply with SEC rules and regulations and the Fund's own restrictions on liquidity disclosures to investors.

55.   The Fund apparently began making these disclosures in response to the liquidity crisis that was affecting fixed income markets, seemingly in the hope of forestalling additional investor redemptions. These disclosures seemed intended to assure investors that the Fund had low percentages of illiquid assets and that the Board was diligently monitoring its assets for liquidity.

D.   The Fund's Sudden Closure

56.   On December 9, 2015, however, Fund investors were notified that the Board had closed for redemptions and adopted a Plan of Liquidation for the Fund. Due to the prior disclosures, this letter was shocking and nearly unprecedented for an open-end company. The largest financial wire services and news agencies all reported on the Fund's failure, including the *Wall Street Journal*, because of how extraordinary it was.

57.   The Fund's sudden closure violated SEC requirements, including Section 22(e) of the Act, and disclosures in its registration statements and prospectuses. The limited few exceptions provided under SEC rules for "unusual circumstances" and the Fund's own policy for redemption stated in the Statement of Additional Information do not exist here. There was no

16

NYSE market closure or other sufficiently justifiable cause for the Fund to be forced to suspend redemptions—other than the Board's gross negligence and failure to manage its liquidity.

58.   The letter blamed the Fund's failure on "[i]nvestor requests for redemption, in addition to the general reduction of liquidity in the fixed income markets, have made it impracticable for [the Fund] going forward to create sufficient cash to pay anticipated redemptions without resorting to sales at prices that would unfairly disadvantage remaining shareholders."

59.   However, as of October 31, 2015, just five weeks earlier, the Fund reported in its annual Certified Shareholder Report:

Liquidity risk:

The Funds hold investments in private debt instruments, restricted securities, and securities having substantial market and/or credit risk which may be difficult to sell at certain periods of time and thus may not be able to dispose of at the value the Fund places on them. At October 31, 2015, the percentages of total net assets of such securities in each Fund as determined by the Adviser are: ... **Third Avenue Focused Credit Fund, 13.40%** (emphasis added).

This disclosure by the Fund that it had only 13.40% of illiquid assets shortly before it was forced to close for redemptions due to illiquidity demonstrates that Defendants—the Board and Third Avenue Management—breached their duties to accurately measure and monitor the Fund's liquidity.   Their estimation of the liquidity of the Fund's assets was significantly off-base considering that the Fund was forced to shut weeks later.   According to Mercer E. Bullard, a former SEC lawyer and current professor at the University of Mississippi School of Law, "There is a line that that board could have crossed by not ensuring that the fund had adequate liquidity."

60.   Defendants knew or should have known that they had invested the Fund deeply in non-public, illiquid securities. For example, the Fund's financial statements show that it held 30% or more of Rule 144A securities, which are not publicly traded. Rule 144A securities trade,

17

if at all, among qualified institutional investors. Such markets are highly illiquid, so the Board should have been monitoring the Fund's investment in these securities very carefully for their illiquidity potential.

61.   But, as of April 30, 2015, the Fund reported that it held approximately $691 million of Rule 144A securities out of $2.46 billion of net assets, or 28% of the Fund. The Fund also reported that it had approximately $106 million of securities that were subject to restrictions on resale, or 4% of the net assets. Together, these assets appear to have exceeded the 12.22 % of "illiquid" assets specifically disclosed by the Fund.

62.   The Fund also held approximately $209 million of bank loans. The settlement periods for bank loans are longer than the settlement periods for fixed income securities such as high-yield bonds, which typically settle in three days. This delayed settlement period, which can last up to 12 days, can and often does cause a potential liquidity mismatch for mutual funds offering daily liquidity.

63.   Over the next several months, from April 2015 through December 2015, the Fund also experienced sizable losses from impairments to its assets that it exited. These impairments were disclosed in the Fund's annual Certified Shareholder Report that was filed after the Fund had already shut down.

64.   Despite these holdings, and the difficult conditions for the Fund of increasing investor redemptions and illiquidity in the markets for its investments, the Fund did not sufficiently manage its liquidity.   Instead of putting aside all cash from its sales and foregoing new purchases, the Fund took on several new large sizeable Rule 144A distressed bond positions.

E.   **The Fund's Liquidity Was at Risk Since June 2013**

65.   In June 2013, the fixed income markets experienced increased volatility as investors considered the prospect of a tapering of the Federal Reserve Board's quantitative easing program and a general rise in interest rates. This month of extreme volatility in the fixed income markets led to enormous outflows of investor money from mutual funds. This volatility in the fixed income markets has continued as Puerto Rico's $70 billion of municipal debt has collapsed, the Detroit bankruptcy lingers, other municipalities have experienced problems, and the threat of an interest rate hike hangs over all .

66.   The SEC responded by issuing the 2014 Fixed Income Guidance Update in direct response to the volatile fixed income markets. The 2014 Fixed Income Guidance Update even directly warned fund managers that they needed to monitor and manage their potential illiquidity in the face of increasing investor redemptions and illiquidity in the markets.

67.   As cited above, the 2014 Fixed Income Guidance Update recommended that funds conduct stress tests, review their practices, and communicate with their boards and shareholders. This SEC recommendation put Defendants on notice that they needed to rigorously manage their liquidity in an increasingly illiquid environment with increasing redemption demands, and that they needed to accurately communicate these risks to shareholders. Defendants, however, never did so.

68.   Throughout 2014 and most of 2015, these same issues raised by the SEC in the 2014 Fixed Income Guidance Update were widely discussed and reported in the news:

- Seeking Alpha, *High-Yield Bonds: Do Current Risks Outweigh Returns?*, by George Putnam, February 13, 2014 -- Defaults will begin to increase soon. The high-yield bond market is very sensitive to Federal Reserve announcements regarding tapering of bond purchases and raising rates, experiencing both "sharp declines" and quick recoveries. "I feel that the longer the current boom in high yield continues, the greater risk of negative surprises," current holders are "not being paid enough to take on these risks."

19

- Seeking Alpha, *It Is Time To Sell (Not So) High Yielding Bonds*, by Brenden O'Boyle, May 13, 2013 -- "High yielding bonds are a rather volatile asset class and losses experienced by holders of high yielding bonds in 2008 were nearly as severe as for investors in stocks."

- The Economist, *High-yield bonds – An appetite for junk*, from the print edition, October 19, 2013 -- "But not all is sunny in the high-yield world. Although the market has doubled or triples in size since 2008, liquidity has diminished . . .PIMCO, a huge bond-fund manager, said in a recent report, '[w]e see reduced liquidity as an important secular (three- to five-year) trend . . . [which] will result in higher volatility in times of stress.' In other words, if investors ever lose their current enthusiasm for high-yield bonds, they will find it much harder, and probably costlier, to offload them."

- Barron's, *Junk-Bond Returns Top 7% For 2013*, by Michael Aneiro, December 11, 2013--"[S]ome see more downside than upside in the high-yield market after several years of gains, nothing that credit risk is going to come back with a vengeance eventually..."

- Seeking Alpha, *Why Income Investors Should Be Watching High Yield Bond ETFs*, by David Fabian, July 17, 2014 -- "Summary – High yield bonds ETFs are starting to show signs of weakness that may mark a turning point. Recent Federal Reserve comments point to the potential of a bubble in high yield bonds."

- Investment News, *For fund managers, high-yield pullback comes with liquidity risks*, by Trevor Hunnicutt, August 4, 2014 -- Money is "still pouring out" of high-yield bond funds, during the past three weeks, "investors have pulled $5.5 billion." Regulators, fund managers, and market participants alike "worry that high-yield – and other bond market sectors – could become more treacherous as a growing retail segment looks to withdraw money just as core liquidity providers have stepped out of the market." The article refers to the current "lower liquidity environment" and draws comparisons to past "redemption cycles." After the 2013 "taper tantrum" the SEC advised fund firms to conduct "additional stress tests on liquidity."

- Financial Times, *Unwary yield hunters risk liquidity trap – Sell early to avoid rush for high-yield exit as Fed QE ends*, by Alberto Gallo, August 11, 2014 -- "Yields are near record lows and liquidity in secondary markets is declining, making it harder to exit swiftly. Reducing exposure earlier could be a wise decision." ... "Regulators have already raised red flags. The International Monetary Fund highlighted weaknesses in high-yield bonds and leveraged loans in its latest assessment of the US economy, warning of 'a tail risk where there was a precipitous attempt by investors to exit certain markets – perhaps exacerbated by outflows from ETFs and mutual funds as well as near-term market illiquidity."..."High-yield bonds have sold off over the past few days, but could get even worse if the Fed turns more hawkish. Liquidity in secondary markets is evaporating, and policy makers are shifting their focus to credit markets."

- BlackRock Blog, *What's Driving the Recent High Yield Sell-Off?*, by Matthew Tucker, August 12, 2014 -- "In the past few weeks we have seen some cracks in the high yield picture. Elevated geopolitical risk, an Argentina default and US jobs report that was weak relative to expectations contributed to the sell-off. . . From June 30th to August 6th, high yield bond ETFs experienced $3.7 billion of redemptions...since June 30th, the high yield bond market has lost about 2%. . . The recent sell-off is also a good reminder to investors of the potential volatility of the asset class."

- Barron's, *Pimco Redemptions Threaten High Yield, EM Bonds – Janney*, by Michael Aneiro, September 29, 2014 -- Barron's quotes Janney Montgomery Scott's chief fixed-income strategist, Guy LeBas, "Where there are risks are in illiquid products. As redemptions his PIMCO, their funds will need to sell some portion of US high yield...[which] have naturally lower liquidity levels."

- Financial Times, *Headwinds to slow US high-yield debt sales*, by Vivianne Rodrigues and Andrew Bolger, January 8, 2015 -- The outlook for high-yield debt sales "in the next coming months is much less rosy. . . .The relentless drop in oil prices and a spike in market volatility in the past quarter has weighed heavily on high-yield debt. The rise in yields to multiyear highs has failed to attract new buyers, with funds and exchange traded funds investing in the bonds experiencing hefty redemptions and pushing borrowing costs up."..."'High-yield volatility and supply are fairly well correlated, and we anticipate a more volatile high-yield market [in 2015],' Barclays analysts say in a note to clients."

69.   Based on the volume of news reported, as well as stated regulatory concerns, Defendants knew or should have known these trends and conditions in the markets and business in which they operated. The Fund and its investors relied on Defendants to manage and monitor the risks from these events and had a substantial financial stake in their doing so properly.

DEFENDANTS BREACHED THEIR FIDUCIARY DUTIES

70.   In view of the known increasing illiquidity in fixed income markets, as well as increasing investor redemptions from funds, Defendants breached their fiduciary duties to the Fund by failing to sufficient manage and plan for the Fund's liquidity and caused the Fund to violated Section 22(e) of the Act and SEC rules and regulations. Their acts and failures amount to willful misconduct and/or gross negligence. As a result of their breaches, the Fund was forced to cease operations and close for redemptions and business due to its illiquidity. In short,

Defendants' willful misconduct and/or gross negligence killed the Fund, causing it to incur substantial damages.

71.   Specifically, Defendants failed to sell sufficient assets to cover known increasing redemption demands while those assets were still salable. The Fund failed to maintain sufficient cash reserves or "go to cash" as its Statements of Additional Information had provided that it would do if necessary.

72.   Defendants also failed to appropriately assess and manage the liquidity of the assets it held on its books. The Fund held large percentages of Rule 144A and other illiquid debt. Defendants knew that the Fund's assets were experiencing impairments and that the markets for its investments were disappearing. Defendants failed to sufficiently monitor and assess the liquidity risk of the assets held by the Fund and to plan for those assets' illiquidity.

73.   Defendants further made additional purchases for the Fund of Rule 144A debt or other illiquid and/or potentially illiquid assets in the market after they knew or should have known that the Fund should not be investing in more assets that were ripe to become illiquid.

74.   Defendants also conducted regular conference calls with financial and investment advisors and customers invested in the Fund. During these calls, the financial and investment advisors were assured that the Fund had sufficient liquidity to meet redemptions, and that there was no risk or issue of concern. These calls, however, seem to have had no basis in reality.

75.   In sum, Defendants breached their fiduciary and/or contractual duties to the Fund and wasted corporate assets. The Fund and its investors have suffered and will suffer substantial losses of more than $500 million as a result of these breaches.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

76.   Plaintiff incorporates by reference all preceding and subsequent paragraphs as though they were fully set forth herein.

77.   Plaintiff brings this action derivatively for the benefit of the Fund to redress injuries suffered and injuries that continue to be suffered as a direct and proximate result of the misconduct alleged herein. The Trust is named as a nominal defendant solely in a derivative capacity.

78.   Plaintiff will fairly and adequately represent the interests of the shareholders in enforcing and prosecuting their rights.

79.   Plaintiff Engel has made a substantial investment in the Fund. He owned his shares continuously throughout the period in which Defendants' wrongful acts occurred, and he continues to own his shares, thus giving him standing to pursue this action.

80.   This action is not being used by Plaintiff to gain any personal advantage, nor does Plaintiff maintain any personal agenda other than seeking to remedy the wrong that has been done.   To this end, Plaintiff has taken steps to file this action and has retained counsel experienced in derivative litigation and corporate governance actions.

81.   Plaintiff did not make a demand on the Trust to take remedial action on behalf of the Fund against the Defendants because such a demand would have been a futile, wasteful, and useless act.   The Board members themselves participated in, approved, and/or permitted the wrongs alleged herein and concealed and disguised those wrongs—that is, the Board members are the individual Defendants in this action who were responsible for managing, monitoring and planning for the Fund's liquidity under SEC rules and regulations and disclosures in the Fund's registration statements and prospectuses and who failed utterly to do so. It was acts and grossly negligent management decisions that constitute the breaches of fiduciary duty that harmed shareholders.

82.   Additionally, the Board is also comprised nearly all of the senior officers of Third Avenue Management, the Fund's Investment Advisor. Thus, the Board of Trustees and Third Avenue Management are controlled by the same persons, the individual Defendants. The chart below shows the overlap:

NAME	CAPACITY WITH TRUST	CAPACITY WITH ADVISOR
Martin J. Whitman	Chairman	Founder and Portfolio Manager
David M. Barse	President and CEO	CEO
Vincent J. Dugan	Treasurer and CFO	COO and CFO
W. James Hall	General Counsel and Secretary	General Counsel and Secretary
Joseph J. Reardon	Chief Compliance Officer	Chief Compliance Officer
Michael A. Buono	Controller	Controller

83.   Third Avenue Management, the Fund's advisor, and its senior officers were directly responsible for the day-to-day management of the Fund, including all investment advice and management of the Fund's assets and liquidity. As such, the same persons, the individual Defendants, also participated in the day-to-day management and decisions comprising the breach of fiduciary duty to the Fund.

84.   It would therefore be futile to make a demand on the Trust to sue themselves in their capacity as actors for Third Avenue Management, the Fund's Investor Advisor.

85.   Defendants are personally and directly conflicted by their actions such that they could not have been reasonably expected to respond to a demand in good faith. Defendants are not disinterested parties and lack sufficient independence to exercise business judgment in the best interests of the shareholders as alleged herein.

86.   For the foregoing reasons, demand is excused under applicable law.

COUNT I

BREACH OF FIDUCIARY DUTIES
(Against All Defendants)

87.   Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

88.   Defendants, who were the Board of Trustees members and the Investor Advisor to the Fund, owed fiduciary duties of care and loyalty to the Fund in managing its affairs. These duties are and were set forth in the Trust Agreement and the Trust's SEC filings.

89.   As alleged above, Defendants each breached their fiduciary duties to the Fund through willful misconduct and/or gross negligence.

90.   Plaintiff did not make demand on the Board because such demand would be futile. The Board of Trustees, which also controls the Investment Advisor, is made up of the primary wrongdoers who engaged in these breaches of fiduciary duty.

91.   As a direct and proximate result of the breaches of fiduciary duty by Defendants, the Fund has sustained substantial harm and damage.

92.   Defendants are liable to the Fund as a result of the acts alleged herein.

93.   There is no adequate remedy at law.

COUNT II

BREACH OF CONTRACT
(Against Defendant Third Avenue Management)

94.   Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

25

95.   Defendant Third Avenue Management had an Advisory Agreement with the Trust for the Fund which provided, under Article 2(b) that:

> In the performance of its duties under this Agreement, the Adviser shall at all times use all reasonable efforts to conform to, and act in accordance with, any requirements imposed by (i) the provisions of the Investment Company Act of 1940, as amended (the "Act"), and of any rules or regulations in force thereunder; (ii) any other applicable provisions of law; (iii) the provisions of the Trust Instrument and By-Laws of the Trust, as such documents are amended from time to time; (iv) the investment objective, policies and restrictions applicable to the Fund as set forth in the Fund's Prospectus (including its Statement of Additional Information) and (v) any policies and determinations of the Board of Trustees of the Trust.

96.   By reason of the willful and/or grossly negligent misconduct alleged herein, defendant Third Avenue Management breached these contractual duties owed to the Fund.

97.   These breaches caused proximate harm to the Fund.

98.   There is no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment on behalf of the Fund against the Defendants, jointly and severally, as set forth herein, as follows:

(i)   Declaring that this action is a proper derivative action;

(ii)   Ordering each of the Defendants to pay restitution and/or compensatory damages in favor of the Fund, plus prejudgment interest;

(iii)   Ordering that Third Avenue Management return all management fees, broker/dealer fees and other fees paid by the Fund during the period that it breached its fiduciary duties;

(iv)   Awarding Plaintiff his costs and disbursements and reasonable allowances for fees of Plaintiff's counsel and experts and reimbursement of expenses; and

(v)   Granting Plaintiff and the Fund such other and further relief as the Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiff requests a jury trial for any and all Counts for which a trial by jury is permitted by law.

ZAMANSKY LLC

By: /s/ Samuel E. Bonderoff
         Samuel E. Bonderoff

Jacob H. Zamansky
Edward H. Glenn Jr.
50 Broadway, 32nd Floor
New York, NY 10004
Telephone: (212) 742-1414
Facsimile: (212) 742-1177
samuel@zamansky.com



EFiled: Mar 17 2016 04:54PM EDT
Transaction ID 58736843
Case No. 12113-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DANIEL KRASNER, Plaintiff, v. THIRD AVENUE TRUST, a Delaware Statutory trust, Defendant.	C.A. No. ___________

VERIFIED COMPLAINT

Plaintiff Daniel W. Krasner ("Plaintiff"), by and through his attorneys, upon knowledge as to himself and upon information and belief as to all other matters, alleges as follows:

NATURE OF THE ACTION

1. This is a complaint brought pursuant to 12 *Del. C.* §3819 ("Section 3819") and Delaware common law to enforce Plaintiff's statutory right to obtain certain books and records of defendants Third Avenue Trust (the "Trust") and Third Avenue Focused Credit Fund (the "Fund" together with the Trust, "Third Avenue"). This matter arises from Third Avenue's failure to produce documents responsive to Plaintiff's demand to inspect certain books and records of the Third Avenue in connection with the mismanagement of the Fund and other potentially wrongful conduct (the "Demand" attached hereto as Exhibit A).

2.   Defendants failed to properly manage or oversee the management of the Fund, which was supposed to operate as an open ended mutual fund allowing for prompt cash redemptions. Instead, they allowed the Fund to hold an excessive amount of illiquid securities which had not been properly valued. On December 9, 2015, owing to the inability to liquidate investments for prices including those previously used by the Fund in setting its net asset value ("NAV"), the Fund announced that it was suspending redemptions and, instead, seeking to liquidate all of its assets. As a result, Plaintiff and other investors are now trapped for an indeterminate amount of time with shares, whose value has already been diminished by the excessive payouts made to prior-redeeming shareholders, backed solely by illiquid securities.

3.   In light of the forgoing events, on or about February 22, 2016, Plaintiff delivered his Demand to the Trust's board of trustees (the "Board") at the Trust's principal office located in New York, New York. (See proof of mailing, attached hereto as Exhibit B) To date, Third Avenue has failed to produce information in order to permit Plaintiff to adequately investigate the extent of mismanagement and wrongdoing that has occurred and/or is occurring at the Fund, among other purposes for the investigation set forth in Plaintiff's Demand.

PARTIES

4.   Plaintiff is a current shareholder of the Fund who first purchased the

Fund's Institutional Class shares on September 15, 2009 and has continuously held

shares of the Fund since that time.

5.   The Trust is a statutory trust organized under Delaware law pursuant

to a Trust Instrument dated October 31, 1996 (the "Trust Instrument" attached

hereto as Exhibit C). The Trust and the Fund's principal executive offices are

located at 622 Third Avenue, New York, New York 10017. The Trust is an open-

ended management investment company consisting of five separate investment

series, including the Fund, which commenced operations on or about August 31,

2009. The Fund was one of five series of funds operated under the umbrella of the

Trust, known collectively as the Third Avenue Funds.

FACTUAL ALLEGATIONS

The Fund

6.   The Fund was first offered to investors on or about August 31, 2009

and is registered under the Investment Company Act of 1940 (the "ICA"), 15

U.S.C. §80a-1, *et seq.*, as an open-ended mutual fund. Open-ended mutual funds

issue shares that are bought and sold at their net asset value ("NAV"), based upon

the value of the fund's underlying securities and generally calculated at the end of

each trading day. Open-ended funds are required to allow investors to redeem the value of their shares upon demand.

7.　　The Fund was one of five series of funds operated under the umbrella of the Trust, known collectively as the Third Avenue Funds. The Trust is managed by the board of trustees (the "Board"), which hired Third Avenue Management, LLC ("Third Avenue Management" or the "Adviser") to serve as the investment adviser for all of the Third Avenue Funds, including the Fund.

8.　　The Fund focused on investing in bonds and other types of credit instruments that are rated below investment grade by some or all of the independent rating agencies, including Moody's, Standard & Poor's and Fitch, a class of assets otherwise known as "junk bonds" or "high-yield" securities.

9.　　The Fund's strategy was to buy distressed debt and other investments likely to rise as the economy rebounded. These included very low-rated junk bonds, including many rated CCC+ and below. According to Standard and Poor's credit rating definitions, bonds rated CCC are "currently vulnerable to nonpayment, and [ ] dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation." Further, "[i]n the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation."

10.   The Fund offered two share series with different investment minimums and fees: the Investor Class and Institutional Class. The minimum initial investment for the Investor Class was $2,500 with net annual operating expenses capped by agreement with the Adviser at 1.20% of assets under management. The Institutional Class required a minimum investment of $100,000 with net annual operating expenses capped at 0.95%. The Fund grew steadily through mid-2014 under Lead Portfolio Manager Thomas Lapointe, with net assets under management topping out over $3 billion by the summer of 2014.

The Market Experiences Liquidity and Valuation Challenges

11.   While fixed income markets in 2013 and most of 2014 were robust, an increase in demand for these assets without a concomitant increase in trading volumes was causing liquidity in those markets to actually dry up. A paper titled "The Liquidity Challenge: Exploring and Exploiting (Il)liquidity" published by the *Blackrock Investment Institute* in June 2014 warned:

> ***Mutual funds: These liquid vehicles are holding an increasing amount of credit instruments.*** The value of corporate bonds held by U.S. mutual funds has more than doubled since 2007, reaching roughly $1.7 trillion, Investment Company Institute (ICI) data show. . . . This amounts to 17.6% of outstanding U.S. corporate debt, compared with 12.8% in 2007.
>
> ***Liquidity has not kept pace.*** Total outstanding corporate debt more than doubled in the decade ending 2013, whereas trading volumes are unchanged. Is this a problem? Corporate bonds are spread over many funds,

and redemptions typically are a slow burn. ***That said, a sudden wave of reallocations has the potential to cause hiccups***—although long-term institutional buyers may use it as a buying opportunity. [Emphasis added.]

12. Other influential commentators warned of an impending liquidity crunch as the U.S. government's quantitative easing monetary policy was coming to an end. On August 11, 2014, *Financial Times* published an article by Alberto Gallo titled "Unwary Yield Hunters Risk Liquidity Trap – Sell Early to Avoid Rush for High-Yield Exit as Fed QE Ends" stating:

> With the end of the US Federal Reserve's low-for-long policy in sight, investors are set for a rough ride…. Yields are near record lows and liquidity in secondary markets is declining, making it harder to exit swiftly. Reducing exposure earlier could be a wise decision…. Indeed, US high-yield mutual funds and ETFs registered a record $7.1bn of outflows in the week to August 6.
>
>   *   *   *
>
> Regulators have already raised red flags. The International Monetary Fund highlighted weaknesses in high-yield bonds and leveraged loans in its latest assessment of the US economy, warning of "a tail risk where there was a precipitous attempt by investors to exit certain markets – perhaps exacerbated by outflows from ETFs and mutual funds as well as near-term market illiquidity." …[M]ost important, ***the plumbing of credit markets has changed***. …Dealers have less ability to warehouse risk and compensate for market volatility: ***an index by RBS estimates trading liquidity has dropped 70 per cent since 2007.*** [Emphasis added.]

13.   On November 24, 2014, *Reuters* published an article by Jessica Toonkel titled "When All of a Sudden The Most Liquid Market Out There Isn't Liquid, Its Worrisome" stating that "US fund firms are taking extra measures to make sure they don't get stuck holding hard-to-sell bonds in the event that fixed income markets see a massive race to the exits when interest rates start to rise." Specifically, several well-known asset managers were "testing their funds against various market scenarios, building cushions of cash, shorter-duration bonds, and other liquid securities, ***and regularly discussing risks with their boards.***" [Emphasis added]. A number of firms had "increased their allocations to cash to provide their portfolios with a buffer in the case of a liquidity crunch." Further, "concerns about bond liquidity [had] made it up to the fund board level." The article noted that at one fund, at the request of board members and its parent company, the head of investment risk management held a session on bond market liquidity for the board of trustees, detailing new monitoring procedures they had implemented to gauge liquidity.

14.   Other high-yield mutual fund managers were taking notice. In May 2015, Pacific Investment Management Company LLC ("PIMCO"), a stalwart of fixed income investing, published an article by Jelle Brons titled; "Security Selection and Liquidity Management Are Key in the Steadily Growing Credit Market" stating, in relevant part:

> ***In the wake of the financial crisis, broker-dealers are less inclined to warehouse risk and move corporate bonds among investors, a trend that could affect liquidity in certain areas of the market.***
>
> * * *
>
> Risk management should be a consistent focus for credit investors, and as the market expands in both size and complexity while broker-dealers continue to limit inventories, ***portfolio liquidity management (i.e., ensuring accounts have sufficient liquidity at all times) becomes a core component of risk management. As securities age in PIMCO's credit portfolios, we tend to rotate out of less liquid securities as opportunities arise and/or we conclude we are not being sufficiently compensated for liquidity risk.***

<u>The Liquidity Risks and Standards Are Ignored at the Fund</u>

15. Section 22(e) of the ICA, 15 U.S.C. 80a-22(e), requires open-ended mutual funds registered under the Act, such as the Fund, to pay investors within seven days of a redemption request. Further, under Rule 22c-1, 17 CFR §270.22c-l, an open-ended fund generally must sell and redeem its shares at a price based on the fund's current NAV as next computed after the receipt of a redemption, purchase or sale order. Rule 38a-1, 17 CFR 270.38a-1*,* also requires funds to adopt and implement policies and procedures designed to prevent a violation of the federal securities laws such as the above relevant provision of the ICA.

16. The Securities and Exchange Commission ("SEC") has continually reiterated the importance of managing an open-ended mutual fund's liquidity in

order to timely satisfy investors' redemptions. Accordingly, SEC guidelines

dictate that an open-ended mutual fund should hold no more than 15% of its

underlying portfolio assets in illiquid securities. *See* Revision of Guideline to

Form N-1A, Investment Company Act Release No. 18612, 57 Fed. Reg. 9828

(Mar. 20, 1992). The SEC defines an "illiquid" asset as "an asset which may not

be sold or disposed of in the ordinary course of business within seven days at

approximately the value at which the mutual fund has valued the investment on its

books." *Id.* at 9829 (citing Acquisition and Valuation of Portfolio Instruments by

Registered Investment Companies, Investment Company Act Release No. 14983,

51 Fed. Reg. 9773 (Mar. 21, 1986)).

17. In response to increased volatility in the fixed income markets in June

2013, on January 1, 2014, the SEC released a guidance update titled "Risk

Management in Changing Fixed Income Market Conditions" encouraging fund

advisers to take the follow steps to managing and communicating liquidity risks:

> *Assess and Stress Test Liquidity*
>
> …In light of potential market volatility, fund advisers
> may consider assessing fund liquidity needs during both
> normal and stressed environments, including assessing
> their sources of liquidity…
>
> *Conduct More General Stress-Tests/Scenario Analyses*
>
> Fund advisers may consider assessing the impact (beyond
> just liquidity) of various stress-tests and/or other
> scenarios on funds…

Risk Management Evaluation

Fund advisers may want to consider using the outcomes of any assessments, analyses, and conversations to evaluate what risk management strategies and actions are most appropriate… These may include decisions around portfolio composition, concentrations, diversification and liquidity, among other factors.

Communication with Fund Boards

Fund advisers may consider what information should be provided to fund directors so that they are informed of the risk exposures and liquidity position of the fund, and the fund's ability to manage through changing interest rate conditions and potentially increased fixed income market volatility.

Shareholder Communications
Funds should also assess the adequacy of their disclosures to shareholders in light of any additional risks due to recent events in the fixed income markets and the potential impact of tapering quantitative easing and/or rising interest rates, including the potential for periods of volatility and increased redemptions… [Footnotes omitted.]

18. Further, the SEC recently proposed new regulations stressing the importance of adequate liquidity management for open-ended mutual funds. Thus, the SEC proposal states that "meeting daily redemption obligations is *fundamental* for open-end funds, and funds must manage liquidity in order to meet these obligations" and proposes a regulation requiring open-ended funds to develop liquidity risk management programs. Open-Ended Fund Liquidity Risk

Management Programs, Investment Company Act Release No. 31835 at 17, SEC

File Nos. S7-16-15; S7-08-15 (Sept. 22, 2015) [Emphasis added].

19.   A mutual fund's board of directors, or a similar governing body, is

responsible for determining a security's liquidity based upon the trading market for

that specific security. *See* Resale of Restricted Securities; Changes to Method of

Determining Holding Period of Restricted Securities Under Rules 144 and 145,

Investment Company Act Release No. 17452, 55 Fed. Reg. 17933, 17940 (Apr. 30,

1990).

20.   The Board represented to investors and the Fund's shareholders that it

was monitoring liquidity. Thus, the Trust regularly included in its Statement of

Additional Information ("SAI"), which was incorporated by reference into the

Trust's Prospectuses, a disclosure providing that:

> ***Under normal circumstances, none of the Funds will
> purchase or otherwise acquire any investment if, as a
> result, more than 15% of its net assets (taken at current
> market value) would be invested in securities that are
> illiquid.***
>
> *   *   *
>
> ***Over the past several years, strong institutional markets
> have developed for various types of restricted securities,
> including repurchase agreements, some types of
> commercial paper, and some corporate bonds and notes
> (commonly known as "Rule 144A Securities").***
> Securities freely salable among qualified institutional
> investors under special rules adopted by the SEC, or
> otherwise determined to be liquid, may be treated as

liquid *if they satisfy liquidity standards established by the Board of Trustees (the "Board")*. The continued liquidity of such securities may not be as well assured as that of publicly traded securities, and accordingly, *the Board will monitor their liquidity*. *The Board will review pertinent factors such as trading activity, reliability of price information and trading patterns of comparable securities in determining whether to treat any such security as liquid for purposes of the foregoing 15% test*. [Emphasis added.]

21.   The Board also had the responsibility of valuing or overseeing the valuation of the Fund's assets, which was a crucial part of its oversight duties. According to the Trust's SAI, the Board had a Valuation Committee made up of the Trust's Chief Financial Officer, Controller, and General Counsel. The SAI further stated that the Board had a Fair Value Committee composed of all outside Trustees of the Trust. Finally, according to the SAI, "[t]hese Committees assist the Board in establishing valuation policies, in providing direction to the Adviser regarding the principles of valuing certain securities or types of securities, and in reviewing valuations determined by the Adviser. The Valuation Committee and a member of the Fair Value Committee meet or confer as needed between Board meetings."

22.   The Trust's March 1, 2015 Prospectus provided that the "valuation committee of designated independent Trustees [makes] a determination of fair value based on committee members' or Trustees' judgments of relevant information and an analysis of the asset class . . . Details of fair valuation

methodologies and determinations for all fair valued positions are reviewed by the Trustees of the Trust on a quarterly basis."

23.   According to SEC guidance, a fund's board may enlist the assistance of individuals who are not board members to assist with its valuation duties, but it may not fully delegate these responsibilities and must establish the fair value methodology and continuously review both the appropriateness of the methods used and the valuation findings resulting from such methods. *See* Accounting for Investment Securities by Registered Investment Companies, Accounting Series Release No. 118, 35 Fed. Reg. 19986, 19988-89 (Dec. 23, 1970).

24.   The communications promulgated by the Trust also assured the Fund's investors that redemption requests would be timely honored, as they should be consistent with the ICA and SEC guidance, stating in the prospectuses filed by the Trust with respect to issuing shares of the Fund that:

> **General**
>
> You may redeem your shares on any day during which the NYSE is open for trading, either directly from a Fund or through certain broker-dealers or other financial intermediaries. Fund shares will be redeemed at the NAV next calculated after your order is received in good order by a Fund or its designees…
>
> *   *   *

Payment of Redemption Proceeds

A Fund will usually make payment for redemptions of Fund shares within one business day, but not later than seven calendar days, after receipt of a redemption request. [Emphasis added.]

25. The Adviser had its own duties to shareholders and the Fund. Article 2(b) of the Investment Advisory Agreements between Third Avenue Management and the Trust stated that the Adviser would abide by these standards in managing the Fund. Specifically, the Investment Advisory Agreements provide that:

> In the performance of its duties under this Agreement, the Adviser shall at all times use all reasonable efforts to conform to, and act in accordance with, any requirements imposed by (i) the provisions of the Investment Company Act of 1940, as amended (the "Act"), and of any rules or regulations in force thereunder; (ii) any other applicable provisions of the law; (iii) the provisions of the Trust Instrument and By-Laws of the Trust…; (iv) the investment objective, policies and restrictions applicable to the Fund as set forth in the Fund's Prospectus (including its Statement of Additional Information) and (v) any policies and determinations of the Board of Trustees of the Trust.

26. Contrary to its duties to adequately oversee the Fund and the Adviser, the Board reportedly allowed defendant Barse and his top lieutenants to run the Fund's operations as they saw fit. *The Business Insider*, "Inside Third Avenue Management, where employees were terrified to bring bad news to the boss," by Tim McLaughlin, Ross Kerber and Svea Herbst-Bayliss, December 24, 2015.

The Fund Fails to Maintain Adequate
Liquidity While the High-Yield Market Declines

27.   Notwithstanding the mandate of the ICA, SEC guidance requiring the

Fund to maintain adequate liquidity, the Trust's own representations that it would

monitor liquidity, and the promises set forth in the Investment Advisory

Agreements, the Board and the Adviser failed to ensure that the Fund maintained

adequate liquidity.

28.   The relative illiquidity of the Fund was reflected by a Generally

Accepted Accounting Principles ("GAAP") method used to determine the fair

value of a fund's assets. Under Financial Accounting Standards Board Accounting

Standards Codification Topics 820-10, Fair Value Measurements and Disclosures

("FASB ASC 820-10"), there are three levels for determining fair value, which use

the following inputs:

- Level 1 – Quoted prices in active markets for identical assets or liabilities;

- Level 2 – Significant other observable inputs, such as quoted prices for similar assets using observable data such as interest rates and yield curves; and

- Level 3 – Significant unobservable inputs not derived from the market which may include inputs such as cash flow forecasts, default probabilities and loss severity analyses.

29.   Accordingly, Level 1 assets represent the most liquid as the value is

dictated by active trading markets while Level 3 assets represented the least liquid

as there are no observable market inputs to help determine their value. By most

mutual fund standards, only Level 1 assets are deemed to be liquid, or capable of

being sold at a price at or near their valuation within a reasonable period of time.

30.	Rather than shifting to more liquid assets as investor net redemptions

were mounting, the Fund held a large proportion of less liquid Level 2 and illiquid

Level 3 securities investments as demonstrated in the chart below based upon the

Fund's SEC filings:

Date	Total Investments	Level 1	%	Level 2	%	Level 3	%
04/30/14	$2,698,087,237	$265,497,166	9.84	$2,262,866,276	83.87	$169,723,795	6.29
10/31/14	$2,750,104,097	$236,222,158	8.59	$2,006,630,809	72.97	$507,251,130	18.44
04/30/15	$2,314,738,823	$193,395,860	8.35	$1,720,698,211	74.34	$400,644,752	17.31
10/31/15	$1,170,445,838	$97,294,599	8.31	$795,763,908	67.99	$277,387,311	23.70

31.	Thus, the Fund was allocated in manner actually ***opposite the SEC's***

guidance. Rather than holding only 15% illiquid assets, the Fund was actually

holding less than 10% in liquid (Level 1) assets and over 90% in less liquid or

illiquid (Level 2 and 3) assets.

32.	Along these lines, the Fund had 76% of its portfolio exposed to very

low-rated CCC+ securities and below, compared to a median level of 22% of such

securities among similar junk bond funds, according to analysts at Citigroup. *See*

The Business Insider, "Inside Third Avenue Management, Where Employees Were

Terrified to Bring Bad News to the Boss," by Tim McLaughlin, Ross Kerber and

Svea Herbst-Bayliss, December 24, 2015. The Fund also purchased large

portions, ten percent or more, of smaller, less frequently-traded bond offerings,

including for the bankrupt Energy Future Holdings Corp. *See Bloomberg*

Business, "Investors See Third Avenue Fueling More Bond Market Carnage," by

John Gittelsohn, December 13, 2015.

33.   The accumulation of such large stakes in these types of assets was

especially reckless. As the Fund became "the largest holder of certain loans and

securities that traded infrequently," when it then went to sell these assets, "savvy

traders…quickly figured out that a large investor was under pressure to sell" and

offered "lowball bids for some of its assets, which would have caused it to absorb

big losses if it sold at those prices." *See The Wall Street Journal*, "Third Avenue

CEO Barse Departs," December 14, 2015.

34.   According to its October 31, 2015 Fourth Quarter Report, the Fund

additionally held many other low-liquidity or illiquid types of investments such as

private equities, units of closed-end funds, and term loans, including Debtor-in-

Possession loans for bankrupt entities and loans to energy companies.

The Fund Redeems Hundreds of Millions of Dollars of its
Shares at Inflated Prices and Then Blocks Further Redemptions

35.   In 2015, the lowest rated high-yield securities performed far worse

than the rest of the market. The rout was fueled by falling commodities, including

energy, prices, to which sector the high-yield segment of the market is heavily weighted. The Fund had over $2.97 billion in net assets at the beginning of fiscal

year 2015, but due to portfolio losses and redemptions, it was down to $2.46

billion by April 30, 2015, with net redemptions of over $186 million. The Fund's

net assets continued to fall in 2015 to $1.37 billion on October 31, 2015, with net

redemptions for the entire fiscal year totaling over $938 million. Thus, over $750

million in redemptions occurred in the last half of fiscal 2015.

36.   Those shareholders cashing out benefitted from the Fund's failure to

properly value its assets at the expense of its remaining shareholders. The Fund's

heavy holdings of illiquid assets make it extremely unlikely that prior redemptions

were properly valued. Thus, "Third Avenue's credit fund . . . more than any of its

peers, skewed its portfolio toward high-risk, high-return turnaround situations in

which the bonds traded so infrequently that determining a price for them was little

more than guesswork." *The New York Times*, "A New Focus on Liquidity After a

Fund's Collapse," by Landon Thomas Jr., January 11, 2016. The *Times* further

reported that the SEC has previously prosecuted mutual funds for inflating the

value of hard-to-sell securities, and that here, it might investigate "whether the

portfolio managers at the [Fund] set prices too high for the most illiquid bonds.

Mispricings of hard-to-trade (and hard-to-value) securities give investors a

distorted view of the assets' worth — which makes the fund all the more

vulnerable when investors remove their money *en masse*."

37.   Having failed to maintain adequate liquidity consistent with the

mandates of an open-ended mutual fund, on December 9, 2015, Third Avenue

Management notified Fund investors that it was no longer accepting redemptions

and planned to put the Fund into liquidation (the "Liquidation Announcement").

David Barse ("Barse"), the Trust' Chief Executive Officer and President at the

time, stated in a message to investors:

> We believe that, with time, [the Fund] would have been
> able to realize investment returns in the normal course.
> Investor requests for redemption, however, in addition to
> the general reduction of liquidity in the fixed income
> markets, have made it impracticable for the Fund going
> forward to create sufficient cash to pay anticipated
> redemptions without resorting to sales at prices that
> would unfairly disadvantage the remaining shareholders.
>
> In line with its investment approach, the Fund has some
> investments in companies that have undergone
> restructurings in the last eighteen months, and while we
> believe that these investments are likely to generate
> positive returns for shareholders over time, if [the Fund]
> were forced to sell those investments immediately, it
> would only realize a portion of those investments' fair
> value given market conditions.

38.   As noted by *Morningstar* in an article entitled "Many Concerns About

Third Avenue," had the Fund "met further redemption requests, it likely would

have decimated the Fund's performance, leaving remaining shareholders with even

deeper losses."

39.   On December 11, 2015, Barse presented a rescue plan to the Board which involved selling the Fund's assets to private-equity firm Fortress Investment Group LLC ("Fortress"). The Board rejected the offer as apparently too low, highlighting the prior overvaluing of the Fund's assets as redemptions were processed during 2015. Believing that the offer represented fair value for the Fund's assets, however, Barse vowed to push forward despite the Board's disapproval. The Board then terminated Barse.

40.   Since the Liquidation Announcement, the Fund's NAV has significantly underperformed its benchmarks with the Fund's NAV falling over 20% to present while other high-yield funds such as the SPDR® Barclays High Yield Bond ETF and the iShares iBoxx $ High Yield Corporate Bond ETF have fallen only approximately 6.4% and 5% respectively. The Fund's stark departure from such benchmarks further demonstrates the inflated values at which the Fund's assets were previously set and at which redemptions were improperly paid.

41.   On December 16, 2015, Third Avenue notified Fund investors that it was working with the SEC to liquidate the Fund through the Focused Credit Fund rubric rather than a separate liquidation vehicle. The Fund stated that the initial shareholder distribution would include only 9% of the Fund's capital, demonstrating that the Fund could not quickly sell 91% of its remaining assets at reasonable or above fire-sale prices.

42.   On December 22, 2015, Morningstar announced that in the wake of

the demise of the Fund, it was downgrading its assessment of Third Avenue

Management, as adviser to all of the Third Avenue Funds, from Neutral to

Negative. In discussing the Fund's downfall, Morningstar noted that:

> Perhaps the most fundamental failure came at the outset
> in the firm's decision to offer the Focused Credit strategy
> as an open-end mutual fund at all. The open-end format
> demands daily liquidity, yet this was no ordinary high-
> yield bond fund. Among other items, the fund invested
> in high-yield bonds, loans, common stocks, and even
> some private equities, many of which became
> increasingly illiquid. Its weighting in nonrated debt was
> the highest in the peer group, and its weighting in B rated
> or lower debt was second-highest.   The underlying
> distressed bonds central to the strategy were particularly
> prone to illiquidity. ***Management, and the board that
> oversaw the fund, failed to reconcile this inconsistency,
> and that mismatch ultimately proved to be the fund's
> undoing.***
>
> However, once the decision to launch the fund had been
> made, ***management and the fund's board had a
> responsibility to monitor the fund's liquidity and make
> necessary adjustments to ensure the fund could meet
> redemption requests in an orderly way. They failed to
> do so—management in miscalculating the potential
> illiquidity of the fund's holdings and the board in not
> holding management's feet to the fire as a secondary
> check.*** [Emphasis added].

See Morningstar, "Many Concerns About Third Avenue," December 22, 2015.

Plaintiff's Books and Records Demand
and Third Avenue's Failure to Comply

43.   On February 22, 2016, Plaintiff, through his attorneys, addressed the

Demand to the Trust's Board at its principal executive office located in New York,

New York requesting that he and his attorneys be allowed to inspect the books and

records of Third Avenue relating to the foregoing allegations. Federal Express

reports that Third Avenue received the Demand on February 23, 2016. (See

Exhibit B).

44.   Plaintiff has complied with the provisions of Section 3819 relating to

the form and manner of making the Demand to inspect the books and records of

Third Avenue.

45.   Plaintiff's Demand seeks the Trust's books and records in order "to

investigate whether the Fund was mismanaged or whether the Board, the Trust's

Officers and/or the Adviser engaged in any wrongdoing." The Trust's books and

records will also enable Plaintiff to determine whether to: (i) file litigation against

Third Avenue's trustees, the Adviser and other relevant persons; (ii) make a

demand to take appropriate actions; (iii) seek an audience with the Board; or (iv) to

pursue other similar actions in the best interest of the Trust, the Fund and its

shareholders.

46.   Third Avenue is in breach of Section 3819 because it was required to permit the inspection of Third venue's books and records but it has failed to provide access to the books and records sought through the Demand.

47.   On February 26, 2016, Third Avenue, through its attorneys, addressed a letter (attached hereto as Exhibit D) to Plaintiff seeking to discuss the parameters of any inspection.

48.   On March 1, 2016, attorneys for Plaintiff and the Trust held a telephone conference during which the Trust agreed to produce certain Board materials and prospectuses. Plaintiff agreed to accept an initial production without prejudice to his right to receive additional documents responsive to the Demand. The Trust's counsel also requested that Plaintiff enter into a confidentiality agreement drafted by the Trust. Plaintiff executed and returned the confidentiality agreement that same day, a copy of which is attached hereto as Exhibit E.

49.   On March 3, 2016, Plaintiff filed a pre-motion letter (attached hereto as Exhibit F), pursuant to the Individual Practices of Judge P. Kevin Castel of the United States District Court for the Southern District of New York, seeking to file a motion to intervene and stay in a shareholder derivative action brought on behalf of the Trust entitled *Engel v. Third Avenue Management Company LLC, et al.*, No. 16-cv-01118-PKC (the "*Engel* Action"). Plaintiff sought to intervene in order to avert any potential prejudice to the Trust and its shareholders as a result of Engel's

failure to adequately allege demand futility. Plaintiff additionally sought a stay of

the *Engel* Action pending further investigation of any potential claims, including

obtaining the books and records sought by Plaintiff's Demand.

50.   On March 8, 2016, the plaintiff in the *Engel* Action filed an amended

complaint seeking to address Plaintiff's concerns with respect to the demand

futility allegations and also filed a letter (attached hereto as Exhibit G) opposing

Plaintiff's requested intervention and stay. Plaintiff responded that same day in a

letter (attached hereto as Exhibit H) reiterating the prudence of conducting an

adequate investigation prior to filing a shareholder derivative action.

51.   On March 10, 2016, Plaintiff sent an email to the Trust's counsel

inquiring as to when they anticipated beginning the production of documents. The

Trust's counsel responded "[n]ot sure; we are working on it." (attached hereto as

Exhibit I)

52.   On March 15, 2016, Plaintiff sent a letter (attached hereto as Exhibit

J) to the Trust's counsel inquiring again as to the status of document production.

Plaintiff has not yet received a response to that letter.

53.   Third Avenue has failed to produce any responsive documents to date.

Third Avenue is in breach of Section 3819 for failing to comply with its obligation

to permit the inspection of books and records with respect to Plaintiff's Demand.

WHEREFORE, Plaintiff respectfully requests that the Court enter an Order

pursuant to 12 *Del. C.* §3819 and Delaware common law:

A.   Requiring the Trust to permit Plaintiff and/or his attorneys to inspect and copy the materials identified in the Demand forthwith;

B.   Awarding the costs and fees associated with the prosecution of this action to Plaintiff; and

C.   Awarding such other and further relief as the Court deems just and proper.

Dated: March 17, 2016

ROSENTHAL, MONHAIT & GODDESS, P.A.

By: /s/ *Carmella P. Keener*
Carmella P. Keener (Del. Bar No. 2810)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899
(302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

ABRAHAM, FRUCHTER & TWERSKY, LLP
Jeffrey S. Abraham
Philip T. Taylor
One Penn Plaza, Suite 2805
New York, NY 10119
(212) 279-5050

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

DANIEL W. KRASNER, individually, on behalf
of all others similarly situated and derivatively on
behalf of THIRD AVENUE TRUST,

Plaintiff,

v.

THIRD AVENUE MANAGEMENT, LLC,
MARTIN J. WHITMAN, DAVID M. BARSE,
VINCENT J. DUGAN, W. JAMES HALL III,
MICHAEL BUONO, WILLIAM E. CHAPMAN,
II, LUCINDA FRANKS, EDWARD J. KAIER,
ERIC RAKOWSKI, PATRICK
REINKEMEYER, MARTIN SHUBIK,
CHARLES C. WALDEN,

Defendants,

and

THIRD AVENUE TRUST,

Nominal Defendant.

No. 16-cv-01118 (PKC)

ECF Case

[PROPOSED] COMPLAINT IN INTERVENTION

Plaintiff, by and through his attorneys, alleges upon knowledge as to himself and upon

information and belief as to all other matters as follows:

INTRODUCTION

1.   Defendants breached their fiduciary duties, aided and abetted the breach of

fiduciary duties or violated their contractual obligations by failing to properly manage or oversee

the management of the Third Avenue Focused Credit Fund ("Third Avenue" or the "Fund").

Instead, the Fund was imprudently overloaded with illiquid assets, which were not properly

valued in setting Third Avenue's net asset value ("NAV"). On December 9, 2015, owing to the

Fund's inability to sell its investments at prices comparable to that at which they had been

previously valued, the Fund suspended redemptions of its shares and instead adopted a plan of

liquidation (the "Liquidation").

2.   However, Defendants' prior overvaluation of its investments caused Third

Avenue to pay inflated price for investor redemptions prior to the Liquidation date damaging the

Fund as well as Plaintiff and other remaining Third Avenue shareholders. In addition, the need

to liquidate its assets will cause the Fund to receive prices below that which it could have

otherwise obtained further damaging Plaintiff and other shareholders of the Fund. Finally,

Plaintiff and the other shareholders of the Fund are being deprived of their ability to redeem their

shares in Third Avenue for an indeterminate amount of time which is contrary to Third Avenue's

mandate to function as an open-ended mutual fund.

JURISDICTION AND VENUE

3.   Defendant Third Avenue Management, LLC asserts that substantial questions of

federal law under 15 U.S.C. §80a-1 *et seq.* are raised in the action entitled *Engel v. Third Avenue*

Management Company LLC, et al., No. 1:16-cv-01118-PKC (S.D.N.Y.) (the "*Engel* Action").

Accordingly, among other reasons, this Court has supplemental jurisdiction pursuant to 28

U.S.C. §1367, as Plaintiff seeks to intervene in the *Engel* Action.

4.   Venue is proper in this District pursuant to 28 U.S.C. §1391, as Third Avenue

Management has its principle place of business within this District and a substantial part of the

events giving rise to the claims asserted herein occurred within this District.

PARTIES

Plaintiff

5.   Plaintiff is a current shareholder of the Fund who first purchased the Fund's

shares on September 15, 2009 and has continuously held shares of the Fund since that time.

Nominal Defendant

6.   (a)   Nominal Defendant Third Avenue Trust is a statutory trust organized

under Delaware law pursuant to a Trust Instrument dated October 31, 1996 (the "Trust

Instrument"). The Trust's principal executive offices are located at 622 Third Avenue, New

York, New York 10017. The Trust is an open-ended investment company consisting of five

separate investment series, including the Fund, which commenced operations on or about August

31, 2009.

(b)   The Fund is managed by a Board of Trustees (the "Board") which

maintains standing committees, including the Valuation Committee and the Fair Value

Committee, charged with the responsibility of establishing valuation policies, providing direction

to the investment adviser regarding the principles of valuing certain securities or types of

securities, and reviewing valuations determined by the investment adviser.

The Trustee Defendants

7.   Defendant Charles C. Walden ("Walden") has served as a member of the Board

since July 1999 and as the Board's "Lead Independent Trustee" since 2007.   Walden is a

member of the Board's Fair Value Committee.

8.   Defendant Martin J. Whitman ("Whitman") is the Chairman and founder of Third

Avenue Management, a Portfolio Manager, managed the flagship Third Avenue Value Fund

between 1990 and March 2012, and served as Third Avenue's Chief Investment Officer ("CIO") from its founding through January 2010. Whitman has served as the Chairman of the Trust since

July 1999 and has served as a member of the Board of Trustees (the "Board") since November

1990. The Trust's Statements of Additional Information provided to investors acknowledge that

Whitman is an "Interested Trustee." Whitman is also a major shareholder of Third Avenue

Management.

9.   Defendant William E. Chapman, II ("Chapman") has served as a member of the

Board since August 2002. Chapman is a member of the Board's Fair Value Committee.

10.   Defendant Lucinda Franks ("Franks") has served as a member of the Board since

July 1999.   Franks is a member of the Board's Fair Value Committee.

11.   Defendant Edward J. Kaier ("Kaier") has served as a member of the Board since

August 2002.   Kaier is a member of the Board's Fair Value Committee.

12.   Defendant Eric Rakowski ("Rakowski") has served as a member of the Board

since August 2002.   Rakowski is a member of the Board's Fair Value Committee.

13.   Defendant Patrick Reinkemeyer ("Reinkemeyer") has served as a member of the

Board since January 2015. Reinkemeyer is a member of the Board's Fair Value Committee.

14.   Defendant Martin Shubik ("Shubik") has served as a member of the Board since

July 1999. Shubik is a member of the Board's Fair Value Committee.

15.   Defendants Walden, Whitman, Barse, Chapman, Franks, Kaier, Rakowski

Reinkemeyer, and Shubik are at times collectively referred to herein as the "Trustees" or the

"Trustee Defendants."

The Third Avenue Management Defendants

16.   (a)   Defendant Third Avenue Management LLC ("Third Avenue

Management" or the "Adviser") is a Delaware limited liability company with its principal executive office located at 622 Third Avenue, New York, New York 10017. Third Avenue

Management has served as the Fund's investment adviser since the Fund was first offered in

2009. Pursuant to the Investment Advisory Agreements entered into with the Fund, Third

Avenue Management was responsible for supervising and assisting in the management of the

Fund, providing investment research and research evaluation, and arranging for the execution of

the Fund's purchase and sale of securities and other assets.

   (b) Third Avenue Management, through its parent company Third Avenue

Holdings LLC, is a majority-owned subsidiary of Affiliated Management Group, Inc. ("AMG").

The remaining shareholders of Third Avenue Management are senior members of its

management.

   (c) The Fund paid Third Avenue Management a monthly fee equal to an

annual rate of 0.75% based upon the average daily assets in the Fund. Third Avenue

Management had an agreement to defer receipt of any advisory fees and/or reimburse the Fund's

expenses in order to limit the net annual operating expense of the Fund to no more than 0.95% of

assets in the Institutional Class and 1.20% of assets in the Investor Class. Third Avenue

Management received the following payments for advisory fees from the Fund: $9,101,101 in

2013; $21,083,384 in 2014; and $17,095,571 in 2015.

  17. Defendant David M. Barse ("Barse") served as Third Avenue Management's

Chief Executive Officer ("CEO") between 1991 and his termination in December 2015. Barse

also served as the President from July 1999, as CEO from September 2003 and as a Trustee of

the Trust from September 2001 until his termination in December 2015. Barse is a major

shareholder of Third Avenue Management.

18.   Defendant Vincent J. Dugan ("Dugan") has served as the Treasurer and Chief

Financial Officer of the Trust since September 2004. He is a member of the Board's Valuation

Committee. Dugan also serves as the Chief Operating Officer and CFO of Third Avenue

Management since August 2004. Dugan additionally serves as a member of the Adviser's Risk

Committee, which is responsible for recommending certain position limitation guidelines for the

Fund.

19.   Defendant W. James Hall III ("Hall") has served as General Counsel and

Secretary of the Trust since June 2000 and is a member of the Board's Valuation Committee.

20.   Defendant Michael Buono ("Buono") has served as the Controller of the Trust

and Third Avenue Management since May 2006 and is a member of the Board's Valuation

Committee.

21.   Defendants Third Avenue Management, Barse, Dugan, Hall and Buono are at

times collectively referred to herein as the "Third Avenue Defendants." The Trustee Defendants

along with the Third Avenue Defendants are collectively referred to herein as "Defendants."

SUBSTANTIVE ALLEGATIONS

The Fund

22.   The Fund was first offered to investors on or about August 31, 2009 and is

registered under the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. §80a-1, *et seq.*, as

an open-ended mutual fund. Open-ended mutual funds issue shares that are bought and sold at

their net asset value ("NAV"), based upon the value of the fund's underlying securities and

generally calculated at the end of each trading day. Open-ended funds are required to allow

investors to redeem the value of their shares upon demand.

23.   The Fund was one of five series of funds operated under the umbrella of the Trust,

known collectively as the Third Avenue Funds. The Trust is managed by the board of trustees

(the "Board"), which hired Third Avenue Management to serve as the investment adviser for all

of the Third Avenue Funds, including the Fund.

24.   The Fund focused on investing in bonds and other types of credit instruments that

are rated below investment grade by some or all of the independent rating agencies, including

Moody's, Standard & Poor's and Fitch, a class of assets otherwise known as "junk bonds" or

"high-yield" securities.

25.   The Fund's strategy was to buy distressed debt and other investments likely to

rise as the economy rebounded. These included very low-rated junk bonds, including many rated

CCC+ and below. According to Standard and Poor's credit rating definitions, bonds rated CCC

are "currently vulnerable to nonpayment, and [ ] dependent upon favorable business, financial

and economic conditions for the obligor to meet its financial commitment on the obligation."

Further, "[i]n the event of adverse business, financial or economic conditions, the obligor is not

likely to have the capacity to meet its financial commitment on the obligation."

26.   The Fund offered two share series with different investment minimums and fees:

the Investor Class and Institutional Class. The minimum initial investment for the Investor Class

was $2,500 with net annual operating expenses capped by agreement with the Adviser at 1.20%

of assets under managements. The Institutional Class required a minimum investment of

$100,000 with net annual operating expenses capped at 0.95%. The Fund grew steadily through

mid-2014 under Lead Portfolio Manager Thomas Lapointe, with net assets under management

topping out over $3 billion by the summer of 2014.

The Market Experiences Liquidity and Valuation Challenges

27.   While fixed income markets in 2013 and most of 2014 were robust, an increase in

demand for these assets without a concomitant increase in trading volumes was causing liquidity

in those markets to actually dry up. A paper titled "The Liquidity Challenge: Exploring and

Exploiting (Il)liquidity" published by the *Blackrock Investment Institute* in June 2014 warned:

> ***Mutual funds: These liquid vehicles are holding an increasing amount of credit instruments.*** The value of corporate bonds held by U.S. mutual funds has more than doubled since 2007, reaching roughly $1.7 trillion, Investment Company Institute (ICI) data show. . . . This amounts to 17.6% of outstanding U.S. corporate debt, compared with 12.8% in 2007.
>
> ***Liquidity has not kept pace.*** Total outstanding corporate debt more than doubled in the decade ending 2013, whereas trading volumes are unchanged. Is this a problem? Corporate bonds are spread over many funds, and redemptions typically are a slow burn. ***That said, a sudden wave of reallocations has the potential to cause hiccups***—although long-term institutional buyers may use it as a buying opportunity. [Emphasis added.]

28.   Other influential commentators warned of an impending liquidity crunch as the

U.S. government's quantitative easing monetary policy was coming to an end. On August 11,

2014, *Financial Times* published an article by Alberto Gallo titled "Unwary Yield Hunters Risk

Liquidity Trap – Sell Early to Avoid Rush for High-Yield Exit as Fed QE Ends" stating:

> With the end of the US Federal Reserve's low-for-long policy in sight, investors are set for a rough ride…. Yields are near record lows and liquidity in secondary markets is declining, making it harder to exit swiftly. Reducing exposure earlier could be a wise decision…. Indeed, US high-yield mutual funds and ETFs registered a record $7.1bn of outflows in the week to August 6.
>
> *   *   *
>
> Regulators have already raised red flags. The International Monetary Fund highlighted weaknesses in high-yield bonds and leveraged loans in its latest assessment of the US economy, warning of "a tail risk where there was a precipitous attempt by investors to exit certain markets – perhaps exacerbated by outflows

from ETFs and mutual funds as well as near-term market illiquidity." …[M]ost important, ***the plumbing of credit markets has changed***. …Dealers have less ability to warehouse risk and compensate for market volatility: ***an index by RBS estimates trading liquidity has dropped 70 per cent since 2007.*** [Emphasis added.]

29.   On November 24, 2014, *Reuters* published an article by Jessica Toonkel titled "When All of a Sudden The Most Liquid Market Out There Isn't Liquid, Its Worrisome" stating that "US fund firms are taking extra measures to make sure they don't get stuck holding hard-to-sell bonds in the event that fixed income markets see a massive race to the exits when interest rates start to rise." Specifically, several well-known asset managers were "testing their funds against various market scenarios, building cushions of cash, shorter-duration bonds, and other liquid securities, ***and regularly discussing risks with their boards.***" [Emphasis added]. A number of firms had "increased their allocations to cash to provide their portfolios with a buffer in the case of a liquidity crunch." Further, "concerns about bond liquidity [had] made it up to the fund board level." The article noted that at one fund, at the request of board members and its parent company, the head of investment risk management held a session on bond market liquidity for the board of trustees, detailing new monitoring procedures they had implemented to gauge liquidity.

30.   Other high-yield mutual fund managers were taking notice. In May 2015, Pacific Investment Management Company LLC ("PIMCO"), a stalwart of fixed income investing, published an article by Jelle Brons titled; "Security Selection and Liquidity Management Are Key in the Steadily Growing Credit Market" stating, in relevant part:

> ***In the wake of the financial crisis, broker-dealers are less inclined to warehouse risk and move corporate bonds among investors, a trend that could affect liquidity in certain areas of the market.***
>
> * * *

> Risk management should be a consistent focus for credit investors, and as the market expands in both size and complexity while broker-dealers continue to limit inventories, ***portfolio liquidity management (i.e., ensuring accounts have sufficient liquidity at all times) becomes a core component of risk management. As securities age in PIMCO's credit portfolios, we tend to rotate out of less liquid securities as opportunities arise and/or we conclude we are not being sufficiently compensated for liquidity risk.***

The Liquidity Risks and Standards Are Ignored at the Fund

31.   Section 22(e) of the ICA, 15 U.S.C. 80a-22(e), requires open-ended mutual funds registered under the Act, such as the Fund, to pay investors within seven days of a redemption request. Further, under Rule 22c-1, 17 CFR §270.22c-l, an open-ended fund generally must sell and redeem its shares at a price based on the fund's current NAV as next computed after the receipt of a redemption, purchase or sale order. Rule 38a-1, 17 *CFR* 270.38a-1, also requires funds to adopt and implement policies and procedures designed to prevent a violation of the federal securities laws such as the above relevant provision of the ICA.

32.   The Securities and Exchange Commission ("SEC") has continually reiterated the importance of managing an open-ended mutual fund's liquidity in order to timely satisfy investors' redemptions. Accordingly, SEC guidelines dictate that an open-ended mutual fund should hold no more than 15% of its underlying portfolio assets in illiquid securities. *See* Revision of Guideline to Form N-1A, Investment Company Act Release No. 18612, 57 Fed. Reg. 9828 (Mar. 20, 1992). The SEC defines an "illiquid" asset as "an asset which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the mutual fund has valued the investment on its books." *Id.* at 9829 (citing Acquisition and Valuation of Portfolio Instruments by Registered Investment Companies, Investment Company Act Release No. 14983, 51 Fed. Reg. 9773 (Mar. 21, 1986)).

33.   In response to increased volatility in the fixed income markets in June 2013, on

January 1, 2014, the SEC released a guidance update titled "Risk Management in Changing

Fixed Income Market Conditions" encouraging fund advisers to take the follow steps to

managing and communicating liquidity risks:

> *Assess and Stress Test Liquidity*
>
> …In light of potential market volatility, fund advisers may consider assessing fund liquidity needs during both normal and stressed environments, including assessing their sources of liquidity…
>
> *Conduct More General Stress-Tests/Scenario Analyses*
>
> Fund advisers may consider assessing the impact (beyond just liquidity) of various stress-tests and/or other scenarios on funds…
>
> *Risk Management Evaluation*
>
> Fund advisers may want to consider using the outcomes of any assessments, analyses, and conversations to evaluate what risk management strategies and actions are most appropriate… These may include decisions around portfolio composition, concentrations, diversification and liquidity, among other factors.
>
> *Communication with Fund Boards*
>
> Fund advisers may consider what information should be provided to fund directors so that they are informed of the risk exposures and liquidity position of the fund, and the fund's ability to manage through changing interest rate conditions and potentially increased fixed income market volatility.
>
> *Shareholder Communications*
>
> Funds should also assess the adequacy of their disclosures to shareholders in light of any additional risks due to recent events in the fixed income markets and the potential impact of tapering quantitative easing and/or rising interest rates, including the potential for periods of volatility and increased redemptions… [Footnotes omitted.]

34.   On December 11, 2014, SEC Chair May Jo White spoke at the New York Times DealBook Opportunities for Tomorrow Conference stating that liquidity management had been a key area of focus for the SEC and that "[a] fund that does not manage liquidity risk in its portfolio could have difficulty meeting redemptions if it came under stress, particularly an open-end investment company, which has to provide shareholders with redemption proceeds within seven days of any redemption request." Ms. White additionally stated that SEC staff was reviewing updated liquidity standards.

35.   The SEC recently proposed such new regulations stressing the importance of adequate liquidity management for open-ended mutual funds. Thus, the SEC proposal states that "meeting daily redemption obligations is *fundamental* for open-end funds, and funds must manage liquidity in order to meet these obligations" and proposes a regulation requiring open-ended funds to develop liquidity risk management programs. Open-Ended Fund Liquidity Risk Management Programs, Investment Company Act Release No. 31835 at 17, SEC File Nos. S7-16-15; S7-08-15 (Sept. 22, 2015) [Emphasis added].

36.   A mutual fund's board of directors, or a similar governing body, is responsible for determining a security's liquidity based upon the trading market for that specific security. *See* Resale of Restricted Securities; Changes to Method of Determining Holding Period of Restricted Securities Under Rules 144 and 145, Investment Company Act Release No. 17452, 55 Fed. Reg. 17933, 17940 (Apr. 30, 1990).

37.   The Board represented to investors and the Fund's shareholders that it was monitoring liquidity. Thus, the Trust regularly included in its Statement of Additional Information ("SAI"), which was incorporated by reference into the Trust's Prospectuses, a disclosure providing that:

Under normal circumstances, none of the Funds will purchase or otherwise acquire any investment if, as a result, more than 15% of its net assets (taken at current market value) would be invested in securities that are illiquid.

* * *

Over the past several years, strong institutional markets have developed for various types of restricted securities, including repurchase agreements, some types of commercial paper, and some corporate bonds and notes (commonly known as "Rule 144A Securities"). Securities freely salable among qualified institutional investors under special rules adopted by the SEC, or otherwise determined to be liquid, may be treated as liquid *if they satisfy liquidity standards established by the Board of Trustees (the "Board")*. The continued liquidity of such securities may not be as well assured as that of publicly traded securities, and accordingly, *the Board will monitor their liquidity*. *The Board will review pertinent factors such as trading activity, reliability of price information and trading patterns of comparable securities in determining whether to treat any such security as liquid for purposes of the foregoing 15% test*. [Emphasis added.][1]

38.   The Board also had the responsibility of valuing or overseeing the valuation of the Fund's assets, which was a crucial part of its oversight duties. According to the Trust's SAI, the Board had a Valuation Committee made up of the Trust's Chief Financial Officer, Controller, and General Counsel: defendants Vincent Dugan, James Hall and Michael Buono, respectively. The SAI further stated that the Board had a Fair Value Committee composed of all outside Trustees of the Trust: defendants Charles Walden, William Chapman, Lucinda Franks, Edward Kaier, Eric Rakowski, Patrick Reinkemeyer and Martin Shubik. Finally, according to the SAI, "[t]hese Committees assist the Board in establishing valuation policies, in providing direction to the Adviser regarding the principles of valuing certain securities or types of securities, and in

---

[1]   This particular disclosure was included in the SAI dated March 1, 2015 (Revised march 2, 2015, March 20, 2015 and October 15, 2015). Substantially similar disclosures were included in the Trust's other SAIs distributed to the Fund's investors.

reviewing valuations determined by the Adviser. The Valuation Committee and a member of the

Fair Value Committee meet or confer as needed between Board meetings."

39.   According to the Trust's March 1, 2015 Prospectus, the "valuation committee of

designated independent Trustees [makes] a determination of fair value based on committee

members' or Trustees' judgments of relevant information and an analysis of the asset class . . .

Details of fair valuation methodologies and determinations for all fair valued positions are

reviewed by the Trustees of the Trust on a quarterly basis." According to SEC guidance, a

fund's board may enlist the assistance of individuals who are not board members to assist with

its valuation duties, but it may not fully delegate these responsibilities and must establish the fair

value methodology and continuously review both the appropriateness of the methods used and

the valuation findings resulting from such methods. *See* Accounting for Investment Securities by

Registered Investment Companies, Accounting Series Release No. 118, 35 Fed. Reg. 19986,

19988-89 (Dec. 23, 1970).

40.   The communications promulgated by the Trust also assured the Fund's investors

that redemption requests would be timely honored, as they should be consistent with the ICA and

SEC guidance, stating in the prospectuses filed by the Trust with respect to issuing shares of the

Fund that:

> **General**
>
> You may redeem your shares on any day during which the NYSE
> is open for trading, either directly from a Fund or through certain
> broker-dealers or other financial intermediaries. Fund shares will
> be redeemed at the NAV next calculated after your order is
> received in good order by a Fund or its designees…

*   *   *

Payment of Redemption Proceeds

A Fund will usually make payment for redemptions of Fund shares within one business day, but not later than seven calendar days, after receipt of a redemption request. [Emphasis added.]

41.   The Adviser had its own duties to shareholders and the Fund. Article 2(b) of the Investment Advisory Agreements between Third Avenue Management and the Trust stated that the Adviser would abide by these standards in managing the Fund. Specifically, the Investment Advisory Agreements provide that:

> In the performance of its duties under this Agreement, the Adviser shall at all times use all reasonable efforts to conform to, and act in accordance with, any requirements imposed by (i) the provisions of the Investment Company Act of 1940, as amended (the "Act"), and of any rules or regulations in force thereunder; (ii) any other applicable provisions of the law; (iii) the provisions of the Trust Instrument and By-Laws of the Trust…; (iv) the investment objective, policies and restrictions applicable to the Fund as set forth in the Fund's Prospectus (including its Statement of Additional Information) and (v) any policies and determinations of the Board of Trustees of the Trust.

42.   Contrary to its duties to adequately oversee the Fund and the Adviser, the Board reportedly allowed defendant Barse and his top lieutenants to run the Fund's operations as they saw fit. *The Business Insider*, "Inside Third Avenue Management, where employees were terrified to bring bad news to the boss," by Tim McLaughlin, Ross Kerber and Svea Herbst-Bayliss, December 24, 2015.

The Fund Fails to Maintain Adequate Liquidity
<u>While the High-Yield Market Declines</u>

43.   Notwithstanding the mandate of the ICA, SEC guidance requiring the Fund to maintain adequate liquidity, the Trust's own representations that it would monitor liquidity, and the promises set forth in the Investment Advisory Agreements, the Board and the Adviser failed to ensure that the Fund maintained adequate liquidity.

44.   The relative illiquidity of the Fund was reflected by a Generally Accepted

Accounting Principles ("GAAP") method used to determine the fair value of a fund's assets.

Under Financial Accounting Standards Board Accounting Standards Codification Topics 820-10,

Fair Value Measurements and Disclosures ("FASB ASC 820-10"), there are three levels for

determining fair value, which use the following inputs:

- Level 1 – Quoted prices in active markets for identical assets or liabilities;

- Level 2 – Significant other observable inputs, such as quoted prices for similar assets using observable data such as interest rates and yield curves; and

- Level 3 – Significant unobservable inputs not derived from the market which may include inputs such as cash flow forecasts, default probabilities and loss severity analyses.

45.   Accordingly, Level 1 assets represent the most liquid as the value is dictated by

active trading markets while Level 3 assets represented the least liquid as there are no observable

market inputs to help determine their value. By most mutual fund standards, only Level 1 assets

are deemed to be liquid, or capable of being sold at a price at or near their valuation within a

reasonable period of time.

46.   Rather than shifting to more liquid assets as investor net redemptions were

mounting, the Fund held a large proportion of less liquid Level 2 and illiquid Level 3 securities

investments as demonstrated in the chart below based upon the Fund's SEC filings:

Date	Total Investments	Level 1	%	Level 2	%	Level 3	%
04/30/14	$2,698,087,237	$265,497,166	9.84	$2,262,866,276	83.87	$169,723,795	6.29
10/31/14	$2,750,104,097	$236,222,158	8.59	$2,006,630,809	72.97	$507,251,130	18.44
04/30/15	$2,314,738,823	$193,395,860	8.35	$1,720,698,211	74.34	$400,644,752	17.31
10/31/15	$1,170,445,838	$97,294,599	8.31	$795,763,908	67.99	$277,387,311	23.70

47.   The Thus, the Fund was allocated in manner actually ***opposite the SEC's***

guidance. Rather than holding only 15% illiquid assets, the Fund was actually holding less than

10% in liquid (Level 1) assets and over 90% in less liquid or illiquid (Level 2 and 3) assets.

48.   Along these lines, the Fund had 76% of its portfolio exposed to very low-rated

CCC+ securities and below, compared to a median level of 22% of such securities among similar

junk bond funds, according to analysts at Citigroup. *See The Business Insider*, "Inside Third

Avenue Management, Where Employees Were Terrified to Bring Bad News to the Boss," by

Tim McLaughlin, Ross Kerber and Svea Herbst-Bayliss, December 24, 2015.   The Fund also

purchased large portions, ten percent or more, of smaller, less frequently-traded bond offerings,

including for the bankrupt Energy Future Holdings Corp. *See Bloomberg Business*, "Investors

See Third Avenue Fueling More Bond Market Carnage," by John Gittelsohn, December 13,

2015.   The accumulation of such large stakes in these types of assets was especially reckless.

As the Fund became "the largest holder of certain loans and securities that traded infrequently,"

when it then went to sell these assets, "savvy traders…quickly figured out that a large investor

was under pressure to sell" and offered "lowball bids for some of its assets, which would have

caused it to absorb big losses if it sold at those prices." *See The Wall Street Journal*, "Third

Avenue CEO Barse Departs," December 14, 2015.

49.   According to its October 31, 2015 Fourth Quarter Report, the Fund additionally

held many other low-liquidity or illiquid types of investments such as private equities, units of

closed-end funds, and term loans, including Debtor-in-Possession loans for bankrupt entities and

loans to energy companies.

**The Fund Redeems Hundreds of Millions of Dollars of its
Shares at Inflated Prices and Then Blocks Further Redemptions**

50.   In 2015, the lowest rated high-yield securities performed far worse than the rest of

the market. The rout was fueled by falling commodities, including energy, prices, to which

sector the high-yield segment of the market is heavily weighted. The Fund had over $2.97

billion in net assets at the beginning of fiscal year 2015, but due to portfolio losses and

redemptions, it was down to $2.46 billion by April 30, 2015, with net redemptions of over $186

million. The Fund's net assets continued to fall in 2015 to $1.37 billion on October 31, 2015,

with net redemptions for the entire fiscal year totaling over $938 million. Thus, over $750

million in net redemptions occurred in the last half of fiscal 2015.

51.   Those shareholders cashing out benefitted from the Fund's failure to properly

value its assets at the expense of its remaining shareholders. The Fund's heavy holdings of

illiquid assets make it extremely unlikely that prior redemptions were properly valued. Thus,

"Third Avenue's credit fund . . . more than any of its peers, skewed its portfolio toward high-

risk, high-return turnaround situations in which the bonds traded so infrequently that determining

a price for them was little more than guesswork."   *The New York Times*, "A New Focus on

Liquidity After a Fund's Collapse," by Landon Thomas Jr., January 11, 2016. The *Times* further

reported that the SEC has previously prosecuted mutual funds for inflating the value of hard-to-

sell securities, and that here, it might investigate "whether the portfolio managers at the [Fund]

set prices too high for the most illiquid bonds. Mispricings of hard-to-trade (and hard-to-value)

securities give investors a distorted view of the assets' worth — which makes the fund all the

more vulnerable when investors remove their money *en masse*."

52.   Having failed to maintain adequate liquidity consistent with the mandates of an

open-ended mutual fund, on December 9, 2015, Third Avenue Management notified Fund investors that it was no longer accepting redemptions and planned to put the Fund into

liquidation (the "Liquidation Announcement"). Barse stated in a message to investors:

> We believe that, with time, [the Fund] would have been able to
> realize investment returns in the normal course. Investor requests
> for redemption, however, in addition to the general reduction of
> liquidity in the fixed income markets, have made it impracticable
> for the Fund going forward to create sufficient cash to pay
> anticipated redemptions without resorting to sales at prices that
> would unfairly disadvantage the remaining shareholders.
>
> In line with its investment approach, the Fund has some
> investments in companies that have undergone restructurings in the
> last eighteen months, and while we believe that these investments
> are likely to generate positive returns for shareholders over time, if
> [the Fund] were forced to sell those investments immediately, it
> would only realize a portion of those investments' fair value given
> market conditions.

53.   As noted by *Morningstar* in an article entitled "Many Concerns About Third

Avenue," had the Fund "met further redemption requests, it likely would have decimated the

Fund's performance, leaving remaining shareholders with even deeper losses."

54.   On December 11, 2015, Barse presented a rescue plan to the Board which

involved selling the Fund's assets to private-equity firm Fortress Investment Group LLC

("Fortress"). The Board rejected the offer as apparently too low, highlighting the prior

overvaluing of the Fund's assets as redemptions were processed during 2015. Believing that the

offer represented fair value for the Fund's assets, however, Barse vowed to push forward despite

the Board's disapproval. The Board then terminated Barse. AMG's Chairman, Sean Healey,

was personally involved in the discussions that lead to Barse's termination.

55.   Since the Liquidation Announcement, the Fund's NAV has significantly

underperformed its benchmarks with the Fund's NAV falling over 20% to present while other

high-yield funds such as the SPDR® Barclays High Yield Bond ETF and the iShares iBoxx $

High Yield Corporate Bond ETF have fallen only approximately 6.4% and 5% respectively. The

Fund's stark departure from such benchmarks further demonstrates the inflated values at which

the Fund's assets were previously set and at which redemptions were improperly paid.

56.   On December 16, 2015, Third Avenue notified Fund investors that it was working

with the SEC to liquidate the Fund through the Focused Credit Fund rubric rather than a separate

liquidation vehicle. The Fund stated that the initial shareholder distribution would include only

9% of the Fund's capital, demonstrating that the Fund could not quickly sell 91% of its

remaining assets at reasonable or above fire-sale prices.

57.   On December 22, 2015, Morningstar announced that in the wake of the demise of

the Fund, it was downgrading its assessment of Third Avenue Management, as adviser to all of

the Third Avenue Funds, from Neutral to Negative. In discussing the Fund's downfall,

Morningstar noted that:

> Perhaps the most fundamental failure came at the outset in the
> firm's decision to offer the Focused Credit strategy as an open-end
> mutual fund at all. The open-end format demands daily liquidity,
> yet this was no ordinary high-yield bond fund. Among other
> items, the fund invested in high-yield bonds, loans, common
> stocks, and even some private equities, many of which became
> increasingly illiquid. Its weighting in nonrated debt was the
> highest in the peer group, and its weighting in B rated or lower
> debt was second-highest. The underlying distressed bonds central
> to the strategy were particularly prone to illiquidity. ***Management,
> and the board that oversaw the fund, failed to reconcile this
> inconsistency, and that mismatch ultimately proved to be the
> fund's undoing.***
>
> However, once the decision to launch the fund had been made,
> ***management and the fund's board had a responsibility to
> monitor the fund's liquidity and make necessary adjustments to
> ensure the fund could meet redemption requests in an orderly
> way. They failed to do so—management in miscalculating the
> potential illiquidity of the fund's holdings and the board in not
> holding management's feet to the fire as a secondary check.***
> [Emphasis added].

See Morningstar, "Many Concerns About Third Avenue," December 22, 2015.

CLASS ACTION ALLEGATIONS

58.   Plaintiff brings this class action pursuant to Fed. R. Civ. P. 23 on behalf of all current shareholders of the Fund who continue to hold Fund shares (the "Class"). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or entity related to or affiliated with any of the defendants.

59.   The class is so numerous that joinder of all members is impractical. At the time Fund redemptions were suspended, approximately $789 million worth of assets remained under management, representing thousands of shareholders.

60.   There are questions of law and fact common to the class that predominate over questions affecting only individual members, including but not limited to:

> (a) whether Defendants improperly overvalued Fund shares when processing shareholder redemptions prior to the suspension of Fund redemptions;
>
> (b) whether Defendants failed to maintain adequate liquidity in the Fund in contravention of applicable law, standards and guidance;
>
> (c) whether Defendants breached their fiduciary duties or aided and abetted the breach of fiduciary duties to Fund shareholders by virtue of the aforementioned mismanagement, lack of oversight, recklessness and gross negligence; and
>
> (d) the standard of conduct necessary to hold Defendants individually liable for their acts or omissions.

61.   Plaintiff's claims are typical of the claims of the class members, and by pursuing his own interest, Plaintiff will advance the interests of the absent class members.

62.   Plaintiff will fairly and adequately protect the interests of the class and has retained competent counsel experienced in litigation of this nature. There are no conflicts of

interest between Plaintiff and the absent class members and Plaintiff will vigorously prosecute this action on behalf of the class.

63.   A class action is superior to other available methods for the fair and efficient adjudication of this controversy. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent adjudications with respect to individual members of the Class.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

64.   Plaintiff brings this action derivatively in the right and for the benefit of Trust, to redress injuries suffered and likely to be suffered by the Trust as a direct result of Defendants' violations of their fiduciary obligations. The Trust is named solely as a nominal defendant.

65.   Plaintiff will adequately and fairly represent the interests of the Trust in enforcing and prosecuting its rights, and has retained counsel experienced in litigating these types of actions.

66.   The Trustees' conduct in failing to properly value the Fund's assets and causing Third Avenue to over-concentrate its investments in illiquid securities is not protected by the business judgment rule making any demand on the Board of the Trust futile.

67.   The Trust's Board is currently composed of eight members, including Defendants Whitman, Chapman, Franks, Kaier, Rakowski, Reinkemeyer, Shubik and Walden. Plaintiff did not make a demand on the Board to institute this action because such demand would be futile and any effort to cause the Trustees to bring the action would have been unlikely to succeed because:

a. The Trustees are subject to a substantial likelihood of liability in connection with their failure to ensure the Fund maintained adequate liquidity to satisfy redemptions, that investments were properly valued, that redemptions were not paid at inflated values and the other wrongdoing alleged herein. Indeed, according to an article published by *The New York Times* by Landon Thomas Jr. on December 14, 2015 titled "Junk Bond Fund's Chief Departs After Blocking Withdrawals," William F. Galvin, the secretary of the commonwealth of Massachusetts has opened an investigation into the wrongdoing described herein and the SEC reportedly has staff members present at Third Avenue Management's offices monitoring the situation.

b. The Trustees' conduct was not a proper exercise of business judgment as holding such a high proportion of the Fund's investment in illiquid, hard to value securities was contrary to the fundamental premise of an open-ended mutual which was to allow for easy investor redemptions and the Trustees failed adequately oversee the Adviser to ensure that the Fund was maintaining sufficient liquidity in order to meet investor redemptions.

c. Pursuant to the Trust Instrument (§§10.1 and 10.2) and the ICA, the Trustees are not entitled to be exculpated or indemnified for willful misfeasance, bad faith, gross negligence or reckless disregard. Accordingly, the Trustees could not impartially consider a demand because of the substantial personal liability they face in connection with their wrongful acts alleged herein.

d. Defendant Whitman as the founder, Chairman and portfolio manager at Third Avenue Management is considered by the Trust to be an Interested Trustee under the ICA and would not be able to consider a demand against the Third Avenue Defendants in an independent and disinterested manner as it would be contrary to his own economic and reputational interests in connection with Third Avenue Management.

e. Defendant Chapman would not be able to impartially consider a demand against Third Avenue Management as it is a majority owned subsidiary of AMG. Chapman sits on the board of a number of AMG-affiliated mutual funds including: The AMG Funds (since 1999); Harding, Loevner Funds, Inc. (since 2008); Aston Funds (since 2010); and Third Avenue Variable Trust (since 2002). In 2014 alone, Chapman received over $500,000 in fees from his service on AMG affiliated funds and, therefore, would be unable to consider a demand against the interests of AMG affiliates such as Third Avenue Management in an independent and disinterested manner. Chapman's principle occupation is serving as the President and Owner of Longboat Retirement Planning Solutions, a consulting firm, with estimated revenues of between $1 million to $2.5 million and 1 to 4 staff members. Accordingly, the compensation Chapman received from the AMG-affiliated funds was a material source of income.

f. Defendant Franks is a former journalist and author who has served as a Trustee of the Trust and the Third Avenue Variable Trust respectively since 1999 and 1998. Accordingly, Franks would be unable to consider a demand against the interests of the Third Avenue Defendants in an independent and disinterested fashion as her compensation from the trusts, which in 2014 alone totaled $85,000, represents a material source of income. According to salary report provided to Glassdoor.com as of August 18, 2015, salaries for journalist at *The New York Times* ranged between $95,000-$115,000 per year. In addition, Frank's husband, Robert M. Morgenthau, is a close friend of defendant Whitman. Whitman has made substantial contributions to Morengthau's campaigns, including a $25,000 contribution in 2006. Franks could not consider a demand against the Third Avenue Defendants in an unbiased manner by virtue of the close family friendship and loyalties developed by almost two decades of service.

g. Defendant Kaier would not be able to consider a demand against Third Avenue Management as he also sits on the board of a number of AMG-affiliated mutual funds including: The AMG Funds (since 1999); Aston Funds (since 2010); and Third Avenue Variable Trust (since 2002). In 2014 alone, Kaier received over $400,000 in fees from his service on AMG affiliated funds and, therefore, would be unable to consider a demand against the interests of AMG affiliates such as Third Avenue Management in an independent and disinterested manner. Kaier's principal occupation is serving as a partner of the law firm Teeters Harvey Gilboy & Kaier LLP. Average profits per partner for the Am Law 200 was approximately $700,000 in 2013, making the compensation Kaier received from the AMG affiliated funds a material source of income.

h. Defendant Rakowski would not be able to consider a demand against Third Avenue Management as he also sits on the board of a number of AMG-affiliated mutual funds including: The AMG Funds (since 1999); Harding, Loevner Funds, Inc. (since 2008); Aston Funds (since 2010); and Third Avenue Variable Trust (since 2002). In 2014 alone, Rakowski received over $450,000 in fees from his service on AMG-affiliated funds and, therefore, would be unable to consider a demand against the interests of AMG affiliates such as Third Avenue Management in an independent and disinterested manner. Rakowski's principal occupation is serving as a Professor at the University of California Berkeley School of Law for which he earned $274,366 in 2014 making the compensation received from the AMG affiliated funds a material source of income.

i. Defendant Shubik is a Professor at Yale University who has served as a Trustee of the Trust and the Third Avenue Variable Trust respectively since 1999 and 1990.   Shubik co-authored a book with Defendant Whitman in 2005 called "The Aggressive Conservative Investor."   Accordingly, Shubik would be unable to consider a demand against the interests of the Third Avenue Defendants in an independent and disinterested fashion as his compensation from the trusts, which in 2014 alone totaled $85,000, representing a material source of income as the average Yale professor earns an annual salary of approximately $260,000.   Moreover, Shubik could not consider a demand against the Third Avenue Defendants in an unbiased manner by virtue of the loyalties developed by more than two decades of service and the close working relationships developed over that time.

j. Defendant Walden has served as a Trustee of the Trust and the Third Avenue Variable Trust respectively since 1999 and 1996.   Walden assisted Defendant Whitman with a book published in 2000 called "Value Investing: A Balanced Approach."   Accordingly, Walden could not consider a demand against the Third Avenue Defendants in an unbiased manner by virtue of the loyalties developed by two decades of service and the close working relationships developed over that time.

k. Pursuant to the Trust Instrument (§§3.3 and 3.4) the Trustees have the power to remove trustees and to fill and vacancies on the Board. Here, over two-thirds of the Trustees have common interests with AMG and the Third Avenue Management Defendants and, therefore, no one Trustee would risk their position and material compensation by agreeing to a demand contrary to those interests for fear of being removed as a trustee. Indeed, AMG's control over at least the two-thirds of the Board is evidenced by the involvement of AMG Chairman, Sean Healey, in connection with the termination of Barse.

COUNT I
Breach of Fiduciary Duty Directly Against All Defendants on Behalf of the Class

68.   Plaintiff incorporates by reference and realleges each and every allegation set forth above as if set forth fully herein. Plaintiff asserts this claim directly against all Defendants on behalf of himself and the Class.

69.   By virtue of their positions as Trustees and/or Officers of the Trust and/or Adviser

to the Fund, Defendants owed fiduciary duties of loyalty and care to the shareholders of the

Fund.

70.   Through their gross negligence and/or reckless disregard of these duties, by, *inter*

alia, failing to maintain adequate liquidity to meet all Fund redemptions and improperly valuing

the NAV of Fund shares in making prior redemptions, Defendants breached these duties.

Defendants caused the Fund to pay redemptions at inflated values, thereby shortchanging

Plaintiff and other similarly situated investors who remained in the Fund by directly decreasing

the value of their investments in the Fund.

71.   Alternatively, Defendants aided and abetted these breaches of fiduciary duties to

Plaintiff and the Class by knowingly inducing, participating and/or rendering substantial

assistance in the breaches.

72.   As a direct and proximate result of these breaches and this conduct, Plaintiff and

the Class have been damaged.

COUNT II
Breach of Fiduciary Duty Derivatively Against All Defendants

73.   Plaintiff incorporates by reference and realleges each and every allegation set

forth above as if set forth fully herein. Plaintiff asserts this claim derivatively against all

Defendants on behalf of the Fund and its investors.

74.   Defendants owed fiduciary duties of loyalty and care to the Fund as Trustees

and/or Officers of the Trust and/or Adviser to the Fund.

75.   By virtue of their gross negligence and/or recklessness disregard of these duties,

through, *inter alia*, ignoring market warnings and SEC guidance, rules and regulations, failing to adequately monitor and maintain the Fund's liquidity, and deepening the Fund's exposure to highly risky illiquid assets, Defendants breached these duties.

76.   Alternatively, Defendants aided and abetted these breaches of fiduciary duties to the Trust and the Fund by knowingly inducing, participating and/or rendering substantial assistance in the breaches.

77.   As a direct and proximate result of these breaches, the Fund and its shareholders, including Plaintiff, have been damaged.

COUNT III
Breach of Contract Derivatively Against Third Avenue Management

78.   Plaintiff incorporates by reference and realleges each and every allegation set forth above as if set forth fully herein. Plaintiff asserts this claim derivatively against Third Avenue Management on behalf of the Fund and its investors.

79.   The Investment Advisory Agreements between Third Avenue Management and the Trust constituted valid and enforceable contracts.

80.   The Trust fully performed its obligations under these agreements.

81.   Third Avenue Management breached these agreements, specifically, Article 2(b) therein, by, *inter alia*, failing to act in accordance with ICA, its accompanying rules and regulations, and the policies concerning liquidity and monitoring set forth in the Prospectuses and accompanying Statements of Additional Information.

82.   As a direct and proximate result of these breaches, the Fund and its shareholders, including Plaintiff, have been harmed.

BASIS FOR INFORMATION AND BELIEF

83.   Plaintiff's information and belief is based upon an investigation conducted by his attorneys, including, but not limited to, a review of SEC filings and reports made by the Trust

and the Fund as well as news reports, press releases, securities analyst reports and other publicly

available information regarding the Trust and the Fund.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A.   Awarding damages with respect to Defendants' breach of their fiduciary duties or

aiding and abetting the breach of fiduciary duties in an amount to be determined

to trial;

B.   Awarding damages against Third Avenue Management with respect to its breach

of contract;

C.   Certifying the claims brought in Count I as a class action with Plaintiff as the

class representative and his counsel as Class Counsel;

D.   Awarding Plaintiff his costs and disbursements and reasonable allowances for

attorney's fees and expenses; and

E.   Granting Plaintiff, the Class and the Trust such other and further relief as the

Court may deem just and proper.

JURY TRIAL DEMAND

Plaintiff hereby demands a jury trial for any and all Counts for which a jury trial is

permitted by law.

Dated: March 31, 2016

ABRAHAM, FRUCHTER & TWERSKY, LLP

　　　　　/s/ Jeffrey S. Abraham
Jeffrey S. Abraham
Cassandra L. Porsch
Philip T. Taylor
One Penn Plaza, Suite 2805
New York, NY 10119
Tel. (212) 279-5050
Fax (212) 279-3655

Counsel for Proposed Intervenor
Daniel W. Krasner

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

LIVIO BROCCOLINO,

     Plaintiff

     v.

THIRD AVENUE MANAGEMENT
COMPANY LLC; MARTIN J. WHITMAN;
DAVID M. BARSE; MICHAEL BUONO;
WILLIAM E. CHAPMAN, II; VINCENT J.
DUGAN; LUCINDA FRANKS; W. JAMES
HALL; EDWARD J. KAIER; ERIC P.
RAKOWSKI; MARTIN SHUBIK;
CHARLES C. WALDEN; and PATRICK
REINKEMEYER,

     Defendants,

THIRD AVENUE TRUST, a Delaware
Business Trust,

     Nominal Defendant.

Case No. 16-2436

DEMAND FOR JURY TRIAL

VERIFIED DERIVATIVE COMPLAINT

1.   Plaintiff Livio Broccolino ("Broccolino"), brings this complaint upon his counsel's

investigation, and where noted, upon information and belief. Broccolino is an investor in the Third

Avenue Focused Credit Fund (the "Fund"), a mutual fund. The Fund is organized as a class of

shares of nominal defendant Third Avenue Trust (the "Trust"), which is an open-end management

investment company that includes multiple mutual funds (each of which is a separate class of

shares of the Trust).

2.   On March 11, 2016, Broccolino made a books and records demand upon the Trust

pursuant to Section 3189 of the Delaware Statutory Trust Act. Broccolino anticipates that the documents and other information he obtains in response to that demand will bolster the claims asserted in this complaint. Accordingly, although the current complaint states a claim for which relief may be granted and is sufficient to defeat any motion to dismiss that the Defendants may bring, Broccolino anticipates amending this complaint in the near future to allege additional facts supporting his claims.

3.   As set forth herein, the Board of Trustees of the Fund (the "Trustees" or the "Board"), breached their fiduciary duties to the Fund by (i) failing to value the Fund's investments in illiquid securities according to "fair value"; (ii) substantially exceeding the Fund's limitation on investments in illiquid securities to no more than fifteen percent (15%) of its net assets; and (iii) failing to actively and continually monitor the liquidity of the Fund's assets.

4.   Similarly, the Fund's investment advisor, Third Avenue Management Company ("TAM"), breached its agreement with the Fund by causing the Fund to violate requirements of the Investment Company Act of 1940; the provisions of the Trust Instrument through which the Trust was created; and the investment objectives, policies, and restrictions applicable to the Fund as set forth in the Fund's prospectus.

5.   The Defendants' breaches of fiduciary duties and TAM's breach of contract became clear on December 9, 2015, when TAM shocked the investment community by notifying investors that the Board of Trustees of the Trust had adopted a plan to liquidate the Fund, and that the Fund would no longer accept redemptions or subscriptions. TAM stated: "Investor requests for redemption… in addition to the general reduction of liquidity in the fixed income markets, have made it impracticable for [the Fund] going forward to create sufficient cash to pay anticipated redemptions without resorting to sales at prices that would unfairly disadvantage the remaining shareholders."

6.   The Fund's inability to honor redemptions, and Defendants' decision to liquidate the Fund, should not have been a surprise to Defendants. Beginning in 2014, the high-yield bond markets in which the Fund's assets traded became increasingly volatile and illiquid, and more and more investors in the Fund and other mutual funds specializing in high yield debt redeemed their shares.

7.   Defendants' breaches of fiduciary and contractual duties caused hundreds of millions of dollars in damages to the Fund.

Parties

8.   Plaintiff Livio Broccolino is and has been a shareholder of the Fund since December 6, 2013. Mr. Broccolino is a resident and citizen of Annapolis, Maryland. He currently holds shares in the Fund, and he has held these shares continuously throughout the period of the alleged misconduct.

9.   Nominal Defendant Third Avenue Trust is a Delaware statutory trust and is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. The Trust has five series, one of which is the Fund. The Trust is an open-end investment company.

10.   Defendant Third Avenue Management Company LLC is a Delaware limited liability company with a principal place of business in New York, New York and is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. TAM is the investment adviser of the Fund and manages the Fund's investments, subject to the oversight of the Trust's Board. According to a notice of removal filed by TAM in *Engel v. Third Avenue Mgmt. Co.*, No. 16-cv-1118-PKC (S.D.N.Y.), by virtue of its upstream members, TAM is a citizen of New York, Connecticut, New Jersey, Pennsylvania, and California.

11.   Defendant David M. Barse was a Trustee, President and Chief Executive Officer of the Trust, and Chief Executive Officer of TAM until December 14, 2014. David M. Barse is an individual and citizen of Harrison, New York.

12.   Defendant Michael Buono is Controller of the Trust and TAM. He also serves on the Trust's Valuation Committee. Michael Buono is an individual and citizen of Staten Island, New York.

13.   Defendant William E. Chapman, II is a Trustee of the Trust and serves on its Fair Value Committee. Upon information and belief, Mr. Chapman is President and Owner of Longboat Retirement Planning Solutions, which has its principal place of business in Chicago, Illinois.

14.   Defendant Vincent J. Dugan is Treasurer and Chief Financial Officer of the Trust and Chief Financial Officer and Chief Operating Officer of TAM. He also serves on the Trust's Valuation Committee. Vincent J. Duggan is an individual and citizen of Staten Island, New York.

15.   Defendant Lucinda Franks is a Trustee of the Trust and serves on its Fair Value Committee. Upon information and belief, Ms. Franks resides in New York, New York.

16.   Defendant W. James Hall is General Counsel of the Trust and General Counsel and Secretary of TAM. He also serves on the Valuation Committee. W. James Hall is an individual and citizen of West Orange, New Jersey.

17.   Defendant Edward J. Kaier is a Trustee of the Trust and serves on its Fair Value Committee. Upon information and belief, Mr. Kaier is a partner at the law firm of Teeters Harvey Marrone & Kaier LLP, which has its principal place of business in Philadelphia, Pennsylvania.

18.   Defendant Eric Rakowski is a Trustee of the Trust and serves on its Fair Value Committee. Upon information and belief, Mr. Rakowski is a professor at the University of California – Berkeley, and resides in California.

19.   Defendant Patrick Reinkemeyer is a Trustee of the Trust and serves on its Fair Value Committee. Mr. Reinkemeyer is the founder of SilverPepper Funds, which has its principal place of business in Lake Forrest, Illinois.

20.   Defendant Martin Shubik is a Trustee of the Trust and serves on its Fair Value Committee. Upon information and belief, Mr. Shubik is a professor at Yale University in New Haven, Connecticut, and currently resides in Connecticut.

21.   Defendant Charles C. Walden is a Trustee of the Trust and serves on its Fair Value Committee. Upon information and belief, Mr. Walden is the Chief Investment Officer of the Knights of Columbus, which has its principal place of business in New Haven, Connecticut.

22.   Defendants Whitman, Barse, Chapman, Franks, Kaier, Rakowski, Reinkemeyer, Shubik, and Walden are referred to collectively at the "Trustees" or the "Trustee Defendants."

Jurisdiction and Venue

23.   This Court has jurisdiction pursuant to 28 U.S.C. § 1332(a) because each defendant is diverse from each plaintiff, and the amount in controversy is greater than $75,000.

24.   Venue is proper in this jurisdiction pursuant to 28 U.S.C. § 1391 because the defendants are subject to personal jurisdiction in this District, and a substantial portion of the conduct complained of herein occurred in this District.

Factual Allegations

Formation and Organization of the Fund

25.   TAM, founded by "value investor" Whitman, manages various mutual funds and private client accounts and has billions of dollars in customer funds under management.

26.   The Fund was first offered to investors in the summer 2009 as one of five series of shares issued by the Trust. TAM managed the Fund and served as its investment advisor.

27.   The Fund engaged in "distressed investing"; it invested in high yield loans, securities issued by struggling companies and credit-related investments.

28.   At its peak, the Fund's assets grew to approximately $3 billion but then began to shrink as the fixed income markets became more volatile and investors withdrew their investments. As of October 31, 2015, the Fund had approximately $1 billion in assets.

The Fund's Policies as Reflected in the Fund's Registration Statements, Prospectuses and Other Documents Incorporated by Reference

29.   Mutual funds such as the Fund offer shares to investors at prices based on statutorily mandated calculations of funds' "net asset value," or "NAV" for short. Mutual funds calculate NAV on a daily basis based on determinations of the total value of all assets of the mutual fund (which may include, for example, securities and cash), minus the total liabilities the mutual fund may have.

30.   When an investor purchases shares in a mutual fund, the purchase price set for each fund share is mutual the fund's NAV. Likewise, when an investor redeems shares in a mutual fund, which in effect is a sale of shares from the investor back to the mutual fund, the mutual fund repurchases the each share at the NAV price.

31.   A mutual fund's methodology for calculating NAV, and funds' adherence to such methodology, is critical to ensure that investors receive the proper amount of fund shares when purchasing a mutual fund and are paid the proper amount when redeeming mutual fund shares.

32.   Most mutual funds typically invest primarily in actively traded securities, such as equity shares in corporations that trade on major markets or debt securities that likewise trade on active markets. For such securities, the valuation of the fund's securities is straightforward: the

valuation is equal to the market price at which market participants buy and sell the security in the market.

33.   The valuation of a mutual fund's securities for which market prices are not readily available is less transparent. Such assets include so-called "illiquid" securities, which are securities not traded sufficiently often such that a market price can be observed directly. For such securities, mutual funds are required to measure, accurately and consistently, the value of the securities in accordance with applicable regulations and the mutual fund's own public disclosures and policies.

34.   The Board formed "committees" sharing responsibility for different tasks relating to valuation of Fund securities and determinations of the liquidity of such securities. According to the Statement of Additional Information attached to the Fund's prospectus, the Board formed a "Valuation Committee" that is "composed of the Trust's Chief Financial Officer, Controller and General Counsel," which from January 1, 2014 to present, was and is defendants Buono, Dugan, and Hall. The Board also formed a "Fair Value Committee" that is "composed of all Independent Trustees of the Trust"—that is, defendants Chapman, Franks, Kaier, Rakowski, Reinkemeyer, Shubik, and Walden. Other filings refer to a "valuation committee" consisting of "independent trustees," but such references appear to be to the Fair Value Committee.

35.   The Fund, through its registration statement, prospectus, and other documents incorporated by reference, committed to particular methodologies for valuing illiquid securities. The March 1, 2015 prospectus for the Fund, which is part of the Fund's February 27, 2015 registration statement, includes the following description of the Fund's policy on valuation:

> A Fund's investments are generally valued at market value, using market prices if available…. **Illiquid securities and other securities and assets for which market quotations are not readily available or are deemed unreliable are valued at "fair value", as determined in good faith by or in accordance with**

procedures adopted by the Board of Trustees. These types of assets can include high-yield bonds, defaulted securities and private investments that do not trade publicly, among other things. The Funds' procedures call for a valuation committee of the designated independent Trustees [i.e., the Fair Value Committee] to make a determination of fair value based on the committee members' or Trustees' judgments of relevant information and an analysis of the asset within the methodology approved by the Board of Trustees or between Board meetings, by designated independent Trustees.

2015 Prospectus at 37 (emphasis added). The same language appears in prior prospectuses for the

fund that were in effect at least from January 1, 2014 to the present.

36.   A Statement of Additional Information attached and expressly incorporated by

reference into the February 27, 2015 registration statement and prospectus explains further how

illiquid securities will be valued:

Assets that are not considered to be readily marketable are valued by the Adviser [TAM] at fair value, **which is generally taken to be the amount for which the asset could be sold in an orderly disposition over a reasonable time period taking into account the nature of the asset**, under procedures established by and under the general supervision and responsibility of the Trust's Board. Fair valuation is inherently imprecise and becomes more so as the range and depth of market participants and information about the asset diminish. In determining fair value, the Adviser [TAM] reviews various factors to determine whether to value the asset on the basis of public markets, private transactions, an analytical method, or at cost.

February 27, 2015 Statement of Additional Information at 53 (emphasis added). As noted above,

TAM was responsible for the valuations of illiquid securities, and the Board was responsible for

the "supervision" of TAM's fair value determinations. The same statements on valuation also

appeared in the Fund's previous Statements of Additional Information in effect at least from

January 1, 2014 to the present.

37.   The February 27, 2015 Statement of Additional Information also detailed the role

of the Valuation Committee (composed of defendants Buono, Dugan, and Hall) and the Fair Value

Committee (composed of defendants Chapman, Franks, Kaier, Rakowski, Reinkemeyer, Shubik,

and Walden) in the process of valuing the Fund's securities:

8

These Committees [the Valuation Committee and the Fair Value Committee] assist the Board in establishing valuation policies, in providing direction to the Adviser [TAM] regarding the principles of valuing certain securities or types of securities, and in reviewing valuations determined by the Adviser [TAM]. The Valuation Committee and a member of the Fair Value Committee meet or confer as needed between Board meetings.

38.   Notably, although the Board involved non-trustees in the security valuation process, applicable law does not permit the Board to fully delegate these responsibilities and required the Board to establish the fair value methodology and continuously review both the appropriateness of the methods used and the valuation findings resulting from such methods. *See* Accounting for Investment Securities by Registered Investment Companies, Accounting Series Release No. 118, 35 Fed. Reg. 19986, 19988-89 (Dec. 23, 1970). The Board's public statements described above confirm that the Board retained responsibility for the Fund's valuations of securities.

39.   The February 27, 2015 Statement of Additional Information also represented that the Fund adhered to a specific limit on its holding of illiquid securities and confirmed that the Board had primary responsibility for determining whether the Fund's securities were liquid to ensure the Fund's compliance with the cap on illiquid securities. It states:

> Under normal circumstances, **none of the Funds will purchase or otherwise acquire any investment if, as a result, more than 15% of its net assets (taken at current market value) would be invested in securities that are illiquid**. Generally speaking, an illiquid security is any asset or investment of which a Fund cannot sell a normal trading unit in the ordinary course of business within seven days at approximately the value at which a Fund has valued the asset or investment, including securities that cannot be sold publicly due to legal or contractual restrictions….

> Securities…may be treated as illiquid if they satisfy liquidity standards established by the [Trust's] Board of Trustees…. The continued liquidity of such securities may not be as well assured as that of publicly traded securities, and accordingly, **the Board will monitor their liquidity**. **The Board will review** pertinent factors such as trading activity, reliability of price information and trading patterns of comparable securities **in determining whether to treat any security as liquid for purposes of the foregoing 15% test**.

9

February 17, 2015 Statement of Additional Information at 12 (emphasis added). The Fund

included the same policies on illiquid securities in Statements of Additional Information in effect

at least from January 1, 2014 to the present and incorporated by reference into registration

statements and prospectuses effective throughout the same period.

40.   Defendants also purported to disclose the percentage of the Fund's "illiquid" assets

in the footnotes of its financial statements filed in its semi-annual and annual shareholder reports.

Defendants repeatedly represented that the Fund complied with the 15% limit, indicating that

illiquid securities accounted for 14.25% of the Fund's net assets of October 31, 2014, 12.22% as of

April 30, 2015 and 13.40% as of October 31, 2015. October 31, 2014 Annual Shareholder Report

at 77; April 30, 2015 Semi-Annual Shareholder Report at 59; October 31, 2015 Annual

Shareholder Report at 79.

41.   The foregoing shareholder reports were incorporated by reference in the Fund's

prospectuses and statements of additional information. The 2015 prospectus (at 47), for example,

describes "financial highlights" for the Fund and states such "information should be read in

conjunction with the financial statements and accompanying notes appearing in" a prior annual

report to shareholders. Similarly, the last page of the 2015 prospectus states: "More information on

the Third Avenue Funds is available free upon request, including the following: Shareholder

Reports – Additional information about the Funds' investments is available in the Funds' Annual

and Semi-Annual Reports to Shareholders…." And, the first page of the 2015 Statements of

Additional Information state that while the "Statement of Additional Information (SAI) is not a

Prospectus," it "should be read together with the Funds' Prospectus dated March 2, 2015. The

Funds' Annual Report to Shareholders is incorporated by reference in this SAI (is legally

considered part of the SAI)."

42.   Defendants' obligations to ensure the Fund did not purchase or acquire investments

that would result in the Fund investing more than 15% of its net assets in illiquid securities aligns

with SEC guidance for mutual funds. SEC guidelines generally limit an open-end fund's aggregate

holdings of illiquid securities to 15% of a fund's net assets. Investment Company Act Rel. No.

18612 (Mar. 12, 1992) [57 FR 9828] (Mar. 20, 1992). Under the SEC's guidelines, an asset is

considered illiquid if it cannot be sold or disposed of in the ordinary course of business within

seven days at approximately the value at which the fund has valued the investment on its books. *Id.*

(citing Investment Company Act Rel. No. 14983 (Mar. 12, 1986) [51 FR 9773] (Mar. 21, 1986)).

43.   In adopting its 15% guideline, the SEC explained as follows:

> To compute an accurate net asset value per share, a mutual fund must be able to
> value each portfolio security accurately. Mutual funds must use market price to
> value securities for which market quotations are readily available; the board of
> directors must make a good faith determination of the fair value of securities for
> which market prices are not readily available. If the net asset value of a mutual fund
> is not accurate, purchasing or redeeming shareholders may pay or receive too little
> or too much for their shares, and the interests of remaining shareholders may be
> overvalued or diluted.
>
> To meet these requirements, a mutual fund must maintain a high degree of portfolio
> liquidity…. The Commission believes that a 15% standard should satisfactorily
> assure that mutual funds will be able to make timely payment for redeemed shares.
> Experience has shown that mutual funds generally have not had difficulty in
> meeting redemption requests from available cash reserves, even during times of
> abnormally high selling activities in the securities markets. Even if a fund were
> forced to sell securities to meet redemption requests, substantially all of its
> remaining assets would be required to be liquid securities which it could sell
> consistent with appropriate portfolio management.

Id.

44.   The SEC also made clear that its adoption of the 15% guideline did not "relieve a

fund from the requirements concerning valuation and the general responsibility to maintain a level

of portfolio liquidity that is appropriate under the circumstances." *Id.* According to the SEC:

> If no market quotations for an illiquid security are available, the board of directors
> of the fund will be required to determine the fair value of the security. In addition,

the Commission expects funds to monitor portfolio liquidity on an ongoing basis to determine whether, in light of current circumstances, an adequate level of liquidity is being maintained. For example, an equity fund that begins to experience a net outflow of assets because investors increasingly shift their money from equity to income funds should consider reducing its holdings of illiquid securities in an orderly fashion in order to maintain adequate liquidity.

Id.

45.   In addition to the Fund's own public statements concerning the responsibilities for the monitoring of illiquid investments, federal regulations confirm that a Fund's board of directors (or, in this case, Board of Trustees) is responsible for determining a security's liquidity. Resale of Restricted Securities; Changes to Method of Determining Holding Period of Restricted Securities Under Rules 144 and 145, Investment Company Act Release No. 17452, 55 Fed. Reg. 17933, 17940 (Apr. 30, 1990).

46.   TAM had additional contractual duties to the Fund. Article 2(b) of the Investment Advisory Agreements between TAM and the Trust stated that TAM would abide by these standards in managing the Fund. Specifically, the agreement provides that:

> In the performance of its duties under this Agreement, the Adviser [TAM] shall at all times use all reasonable efforts to conform to, and act in accordance with, any requirements imposed by (i) the provisions of the Investment Company Act of 1940, as amended (the "Act"), and of any rules or regulations in force thereunder; (ii) any other applicable provisions of the law; (iii) the provisions of the Trust Instrument and By-Laws of the Trust…; (iv) the investment objective, policies and restrictions applicable to the Fund as set forth in the Fund's Prospectus (including its Statement of Additional Information) and (v) any policies and determinations of the Board of Trustees of the Trust.

47.   TAM earned tens of millions of dollars in fees from the Fund for the provision of advisory, management and related services. For example, for the fiscal year ended October 31, 2015, the Fund paid approximately $23 million in fees and expenses, primarily to TAM and its employees. Similarly, for the fiscal year ended October 31, 2014, the Fund paid approximately $29 million in fees and expenses, primarily to TAM and its employees.

The Fund Failed to Reduce the Valuation of Its Securities and the Liquidity Composition of its Portfolio When Bond Liquidity Dropped Since 2003

48.   Beginning in early 2014, the fixed income markets experienced increased volatility, which led to substantial outflows of investor money from mutual funds. As the junk bond market experienced negative trends in the summer of 2014 and redemptions picked up, the Fund entered a "death spiral" of its own making. While the Fund continued to state a policy of complying with the SEC's 15% liquidity rule, the Fund found it could not sell its assets at the values the Fund attributed to them. This caused the Fund to sell its most liquid assets to cover investor redemptions, thereby increasing its concentration of illiquid and underperforming assets and further impairing its ability to meet future redemptions. By early December 2015, the Fund was down 27% on the year, compared to less than 4% for high-yield funds as a category, according to Morningstar.

49.   The SEC recognized these problems in a "Fixed Income Guidance Update" it issued in January 2014, indicating that "the 10-year Treasury note yield rose by almost 50 bps, bond fund prices fell, and bond mutual funds and ETFs experienced net outflows of $68 billion (approximately 1.8% of aggregate assets)." SEC Division of Investment Management Guidance Update, January 2014, No. 2014-01, at 2. The SEC further acknowledged that:

> This apparent reduction in market-making capacity may be a persistent change, to the extent it is resulting from broader structural changes such as fewer proprietary trading desks at broker-dealers and increased regulatory capital requirements at the holding company level. A significant reduction in dealer market-making capacity has the potential to decrease liquidity and increase volatility in the fixed income markets.

Id. at 4. In light of the " potential fixed income market volatility, which may be exacerbated by changes in bond market size and structure discussed above," the SEC advised fund managers to "assess and stress test" fund liquidity and conduct "risk management" evaluations. It also advised mutual funds to "assess the adequacy of their disclosures to shareholders in light of any additional risks due to recent events in the fixed income markets and the potential impact of tapering

quantitative easing and/or rising interest rates, including the potential for periods of volatility and

increased redemptions." *Id.* at 4-5.

50.   The same issues concerning increased volatility in the fixed income markets and

liquidity risks were discussed extensively in the news from 2014 through 2015, for example in the

following publications:

- Seeking Alpha, *High-Yield Bonds: Do Current Risks Outweigh Returns?*, by George
  Putnam, February 13, 2014 -- Defaults will begin to increase soon. The high-yield bond
  market is very sensitive to Federal Reserve announcements regarding tapering of bond
  purchases and raising rates, experiencing both "sharp declines" and quick recoveries. "I
  feel that the longer the current boom in high yield continues, the greater risk of negative
  surprises," current holders are "not being paid enough to take on these risks."

- Seeking Alpha, *Why Income Investors Should Be Watching High Yield Bond ETFs*, by
  David Fabian, July 17, 2014 – "Summary- High yield bonds ETFs are starting to show
  signs of weakness that may mark a turning point. Recent Federal Reserve comments point
  to the potential of a bubble in high yield bonds."

- Investment News, *For fund managers, high-yield pullback comes with liquidity risks*, by
  Trevor Hunnicutt, August 4, 2014 -- Money is "still pouring out" of high-yield bond funds,
  during the past three weeks, "investors have pulled $5.5 billion." Regulators, fund
  managers, and market participants alike "worry that high-yield- and other bond market
  sectors - could become more treacherous as a growing retail segment looks to withdraw
  money just as core liquidity providers have stepped out of the market." The article refers to
  the current "lower liquidity environment" and draws comparisons to past "redemption
  cycles." After the 2013 "taper tantrum" the SEC advised fund firms to conduct "additional
  stress tests on liquidity."

- Financial Times, *Unwary yield hunters risk liquidity trap - Sell early to avoid rush for
  high-yield exit as Fed QE ends*, by Alberto Gallo, August 11, 2014 – "Yields are near
  record lows and liquidity in secondary markets is declining, making it harder to exit
  swiftly. Reducing exposure earlier could be a wise decision." . . . "Regulators have already
  raised red flags. The International Monetary Fund highlighted weaknesses in high-yield
  bonds and leveraged loans in its latest assessment of the US economy, warning of 'a tail
  risk' where there was a precipitous attempt by investors to exit certain markets perhaps
  exacerbated by outflows from ETFs and mutual funds as well as near-term market
  illiquidity." ... "High-yield bonds have sold off over the past few days, but could get even
  worse if the Fed turns more hawkish. Liquidity in secondary markets is evaporating, and
  policy makers are shifting their focus to credit markets."

- BlackRock Blog, *What's Driving the Recent High Yield Sell-Off?*, by Matthew Tucker, August 12, 2014 – "In the past few weeks we have seen some cracks in the high yield picture. Elevated geopolitical risk, an Argentina default and US jobs report that was weak relative to expectations contributed to the sell-off ... From June 30th to August 6th, high yield bond ETFs experienced $3.7 billion of redemptions ... since June 30th, the high yield bond market has lost about 2% ... The recent sell-off is also a good reminder to investors of the potential volatility of the asset class."

- Financial Times, *Headwinds to slow US high-yield debt sales*, by Vivianne Rodrigues and Andrew Bolger, January 8, 2015 -- The outlook for high-yield debt sales "in the next coming months is much less rosy .... The relentless drop in oil prices and a spike in market volatility in the past quarter has weighed heavily on high-yield debt. The rise in yields to multiyear highs has failed to attract new buyers, with funds and exchange traded funds investing in the bonds experiencing hefty redemptions and pushing borrowing costs up." ... "'High-yield volatility and supply are fairly well correlated, and we anticipate a more volatile high-yield market [in 2015],' Barclays analysts say in a note to clients."

51.   In light of the foregoing, Defendants should have begun in 2014 reducing the valuation of the Fund's securities to reflect increasing volatility and reduced liquidity, and they should have closely reevaluated the liquidity of the Fund's assets to ensure no more than 15% of such assets were illiquid during that period. Defendants, however, did not do so, thus violating the obligations regarding assets value and the percentage of illiquid assets.

The Suspension of Redemptions, Closure and Liquidation of the Fund

52.   In the months leading up to December 9, 2015, and in the wake of increasing volatility in the fixed income markets, the Fund's performance deteriorated and the number of investor redemptions rapidly mounted. According to a notice of application and temporary order that the Trust and TAM filed with the SEC on December 16, 2015, the Fund experienced a total of $1.1 billion in estimated net outflows for the year 2015 through December 9, 2015, which was more than half the value of its assets as of the beginning of 2015. The Fund asserts that it was unable to meet further redemptions without selling assets at prices substantially lower than the prices at which Defendants had valued the Fund's assets.

15

53.   As a result, on December 9, 2015, shareholders in the Fund received a letter from

TAM notifying them that the Board of Trustees of the Trust had decided to liquidate the Fund,

which as of that time had assets of $788.5 million. The Board of Trustees indicated it would put the

Fund's assets into a liquidating trust. This action stopped all shareholder redemptions, converting

shares in the Fund to units in a liquidating trust that investors could not sell.

54.   This move – to freeze withdrawals from the Fund, a mutual fund – was highly

unusual and unexpected. A mutual fund is required on request to return investor money at net asset

value on a daily basis. *See*, *e.g.,* Investment Company Act Rel. No. 18612 (Mar. 12, 1992) [57 FR

9828] (Mar. 20, 1992) ("Under the 1940 Act, mutual funds must stand ready to redeem shares

daily and pay redeeming shareholders within seven days of receiving a redemption request. In

addition, a mutual fund must compute its net asset value each business day and give purchase and

redemption orders the price next computed after receipt of an order") (citing 15 U.S.C. 80a-22(e)

and 17 CFR 270.22-c-1(a)). To suspend redemptions, a mutual fund must first obtain regulatory

approval from the SEC, which the Fund did not do prior to December 9. Indeed, in the Trust's

filing with the SEC on December 16, 2015, it acknowledged expressly that "only the Commission

has the authority to suspend redemptions."

55.   On the heels of this closing of the Fund, the Trust and TAM fired their long term

CEO, Defendant Barse. At the same time, the SEC undertook a review of and expressed concerns

regarding Defendants' actions and the Fund's liquidation.

56.   On December 16, 2015, the Trust and TAM sought and received an order from the

SEC suspending the right of redemption with respect to shares of the Fund effective December 10,

2015 until the Fund completes the liquidation of its portfolio securities or the SEC rescinds its order. The assets of the Fund were then returned to the Fund from the liquidating trust, and the

Fund is in the process of being liquidated.

Defendants' Breaches of Fiduciary and Contractual Duties

57.   At all relevant times, under Delaware law, the Defendants were under a fiduciary

duty to act with loyalty, good faith, and due care towards the Fund. The Defendants had a duty to

manage prudently the assets placed in the Trust, within the parameters provided by the trust

instrument and other Fund documents, including the Fund prospectus.

58.   Defendants, since the beginning of 2014, breached their fiduciary duties to the

Fund in multiple ways, including by (i) failing to value the Fund's investments in illiquid securities

according to "fair value"; (ii) substantially exceeding the Fund's self-imposed limitation that the

Fund would invest no more than fifteen percent (15%) of its net assets in illiquid securities; and

(iii) failing to actively and continually monitoring the liquidity of the Fund's assets.

59.   As noted, the Board of Trustees, in conjunction with its "Valuation Committee"

composed of defendants Buono, Dugan, and Hall, and the "Fair Value Committee," composed of

the independent Trustees (defendants Chapman, Franks, Kaier, Rakowski, Reinkemeyer, Shubik,

and Walden), were responsible for determinations of fair value of illiquid securities. These

Defendants, however, failed to value properly illiquid securities at fair value, beginning

approximately at the beginning of 2014, when the bond market began to deteriorate but

Defendants failed to adjust their valuations of securities in light of such market changes.

60.   By their own admission, Defendants closed the Fund because the Fund could not

meet redemptions due to the illiquidity of much of its high yield debt. The Fund could not sell

those securities for the amounts at which the Fund had valued the securities, strongly indicating

that the valuations were significantly overstated, which in turn impeded the Fund from selling

assets as necessary to honor redemptions.

61.   Notably, the redemptions did not occur all at once, but occurred gradually over many months. This means that had the Fund's "fair value" determinations of illiquid securities been accurate, the Fund would have had more than sufficient opportunity to liquidate such securities at the "fair value" the Fund assigned to them—i.e., the price for which the securities could be sold within a "reasonable time period." We now know that the Fund was unable to liquidate such securities even over months of time, thus confirming that the Fund's valuation of securities was significantly higher than the securities' true "fair value."

62.   Industry commentators and analysts have concluded that the Fund's securities were obviously substantially overvalued. One commentator indicated that "the stated valuations were nowhere near what they were really worth." The Street, Here's Why Third Avenue Focused Credit Fund Barred Redemptions, Jim Cramer (Dec. 14, 2015). And another explained that "for a long period of time, the board has been blessing portfolio valuations that are hard to defend…." Seeking Alpha, Third Avenue Focused Credit Fund - Designed To Implode (Dec. 14, 2015).

63.   As to the limit that the Fund invest no more than 15% of its net assets in illiquid securities, Defendants caused the Fund to persistently violate that restriction beginning approximately in 2014 when, because of tumult in the bond market, many of the Fund's securities became illiquid—certainly more than 15%. Defendants concealed their failure to abide by the restrictions on holdings of illiquid securities by representing in shareholder reports specific percentages of illiquid securities as a portion of the fund's assets, but these representations were false, and it is now clear that the Fund invested a much greater portion of its net assets in illiquid securities than the Fund represented.

64.   Defendants' failure to abide by the 15% cap on illiquid securities is confirmed by the Fund's inability to meet redemptions because of such illiquid assets. Because the Fund

committed to invest no more than 15% of fund assets in illiquid securities, it follows that the Fund would always invest at least 85% in liquid securities—i.e., securities that could be sold "within seven days." Logically, therefore, if the Fund had invested no more than 15% of its assets in illiquid securities, it should have had no problem satisfying redemption requests totaling up to 85% of the fund's assets. Critically, the Board of Trustees froze redemptions in the Fund long before 85% of the Fund's value was redeemed; the Fund's total assets dropped by only a little more than half during 2015. In short, the investment and redemption history of the Fund makes clear that the Fund invested much more than 15% in illiquid securities.

65.   Independent analysis has concluded that the Fund substantially exceeded its 15% limit on illiquid securities: "At least one-fifth of Third Avenue Focused Credit Fund, with less than $1 billion under management, was composed of illiquid assets, meaning they trade so infrequently that they don't have a market price, according to a Reuters analysis. That's one of the highest percentages of exposure in the junk bond sector." Tim McLaughlin, Third Avenue Junk fund blowup exposes risks of unsellable assets, Reuters (Dec. 12, 2015).

66.   The Fund was so highly concentrated in illiquid securities that it never should have operated as a mutual fund. "'That particular fund was a bit of an anomaly from the standpoint of it was really a wolf in sheep's clothing, so to speak,'" said Bradley Tank, chief investment officer of fixed income at Neuberger Berman, speaking on a conference call about his firm's 2016 outlook. "'You have a fund that has traditionally been invested in a way that's probably more consistent with what a distressed investor would do in a private equity-like framework, with lockup provisions and so on—not necessarily consistent with managing a 40 Act fund that requires daily liquidity.'" *See* Diana Britton, Neuberger Berman: Third Avenue Fund Managed Like Private Equity, WealthManagement.com (Dec. 17, 2015).

67.   "Bruce Richards, chief executive officer of Marathon Asset Management, called managers of Third Avenue Management 'triple-C cowboys' for loading up on hard-to-sell unrated and low-rated bonds. 'The big picture is that mutual funds are offering daily liquidity, so they have to be very strongly managed with cash balances, lines of credit, good, quality names that you can trade in the marketplace when you need to sell, as opposed to what Third Avenue was doing,' Richards said Friday in a television interview on 'Bloomberg <GO>." *See* Ben Steverman, Bruce Richards Calls Third Avenue Management 'Triple-C Cowboys', Bloomberg Business (Dec. 18, 2015).

68.   "The event also raises questions about whether Third Avenue's focus on extremely risky and difficult to trade assets was really appropriate given the fact that mutual funds promise investors the ability to take their money out whenever they wish. 'It is irresponsible to run the fund in such a way that they can't meet redemptions,' said Leo Acheson, an analyst at Morningstar." *See* Matt Egan, CEO exits after mutual fund implodes, CNN Money (Dec. 14, 2015).

69.   The accumulation of illiquid assets not only violated SEC guidance and the Fund's publicly stated policies; it was extremely reckless. As the Fund became "the largest holder of certain loans and securities that traded infrequently" and then went to sell these assets, "savvy traders…quickly figured out that a large investor was under pressure to sell" and offered "lowball bids for some of its assets, which would have caused it to absorb big losses if it sold at those prices." *See* The Wall Street Journal, "Third Avenue CEO Barse Departs," December 14, 2015.

70.   Defendants also violated their obligation to monitor the liquidity of Fund. Defendants abdicated their duties to monitor liquidity and began a concerted, prolonged failure to measure illiquid assets at their "fair value" and to limit the fund's investments in illiquid securities to no more than 15% of the Fund's net assets, pursuant to the Fund's publicly stated policies.

The Aftermath of Defendants' Failures to Properly Value Securities and to Limit the Holding of Illiquid Securities.

71.   Beginning in approximately July 2014, the Defendants began reducing the valuations of the Fund's securities, and thus, reducing the NAV for the Fund. The Fund's NAV fell precipitously in the second half of 2015 as the Fund was forced to reduce the value of its securities downward to begin to approach the reality of the fair value of such securities.

72.   The reductions in the Fund's NAV far exceeded the reductions in similar high-yield bond funds, confirming that the reductions were not caused by market forces or changes in the actual fair value of the Fund's securities, but instead by the Fund's modifications of its valuations to approach the reality of the fair value of the securities. This is reflected in the below chart, which compares the performance of the Fund (the blue line) relative to other high yield bond funds from July 1, 2014 until early 2016:



Third Avenue Focused Credit Fund
Morningstar High-Yield Bond Index

21

Derivative and Demand Futility Allegations

73.   As noted above, Broccolino brings the present complaint based on his counsel's investigation and otherwise based upon information and belief. Broccolino has served upon the Trust a books and records demand pursuant to Section 3189 of the Delaware Statutory Trust Act, which he attaches to this complaint as **Exhibit A**. The Trust has committed to producing documents in response to Mr. Broccolino's demand but has not yet done so. The correspondence between Broccolino's counsel and the Trust is attached hereto as **Exhibit B.** Because the Trust has not yet produced documents in response to Broccolino's demand, Broccolino alleges facts herein supporting demand futility without the benefit of his books and records demand.

74.   Although Mr. Broccolino's factual allegations herein are sufficient to allege the futility of a demand upon the Trust's Board of Trustees, Mr. Broccolino believes that the documents the Trust produces in response to his books and records demand will bolster his allegations relating to demand futility. Mr. Broccolino therefore will amend this complaint based on the results of his books and records demand when the Trust responds to it.

75.   Broccolino brings this action derivatively for the benefit of the Fund to redress injuries the Fund has suffered and injuries continues to suffered as a direct and proximate result of the misconduct alleged herein. The Trust is a nominal defendant solely in a derivative capacity.

76.   Broccolino will represent fairly and adequately the interests of the shareholders in enforcing and prosecuting their rights, as reflected in Broccolino's pursuit of a books and records demand against the Fund, which will provide additional documents and information that will bolster Broccolino's allegations in this complaint.

77.   Broccolino is not using this action to gain any personal advantage, nor does Broccolino maintain any personal agenda other than seeking to remedy the harm that Defendants

have caused. To this end, Broccolino has taken steps to file this action and has retained counsel experienced in derivative litigation and corporate governance actions.

78.   Broccolino did not make a pre-suit demand on the Board of the Trust to take remedial action on behalf of the Fund against the Defendants because such a demand would have been a futile, wasteful, and useless act. Specifically, each of the Trustees participated in, approved of, and/or permitted the wrongs alleged in.

79.   The current trustees of the Trust are defendants Whitman, Chapman, Franks, Kaier, Rakowski, Reinkemeyer, Shubik, and Walden. Each of these current trustees were trustees during all our substantial part of the wrongdoing alleged herein. Defendant Reinkemeyer joined the Board on January 20, 2015; all other trustees named as defendants in this complaint joined the Board prior to January 1, 2014.

80.   Defendants were responsible for the Fund's valuation of securities, liquidity determinations, and monitoring of the same. Specifically, all Defendants, including the Trustees, were responsible for valuations of the Fund's securities. The Fund's prospectus confirms that a "committee of the designated independent Trustees [i.e., the Fair Value Committee]" is responsible for "determination[s] of fair value" of illiquid securities, that the Valuation Committee would "provid[e] direction" to TAM and "review" the valuations performed by TAM, and finally, that the entire Board would retain "general supervision and responsibility" for valuation decisions.

81.   With respect to compliance with the Fund's 15% cap on illiquid securities, the Fund's prospectus confirms that the entire Board was responsible for setting "standards" for identifying illiquid investments and "monitoring" compliance with the cap on illiquid investments.

82.   As set forth above, the Fund plainly did not value illiquid securities according to fair value and that the Fund flouted its obligation to limit illiquid investments to 15% of the Fund's

net assets. Each of the Trustees had direct responsibility for both the valuations and liquidity determinations at issue. By failing to perform their duties as Trustees, the Trustees face significant personal liability for claims brought by the Fund against them.

83.   Notably, the Fund has appointed no new directors to the Board since January 20, 2015, when defendant Reinkemeyer joined the Board. All of the other Trustees named in this complaint as defendants joined the board prior to January 1, 2014. The only other change to the Board between January 1, 2014 and the present was the departure of David Barse from the Board on December 22, 2015. That is, the Trust has not modified the composition of its board at all since the events herein such that it could form a committee of disinterested trustees. Rather, **each** Trustee faces substantial liability for his or her breaches of fiduciary duties and is therefore directly conflicted by the substantial prospect for personal liability. **No** member of the current Board is either disinterested or independent.

84.   Many of the Trustees are conflicted for additional reasons; some are person friends of Whitman, while others obtain a substantial portion of their income from serving on the Board:

a.   Defendant Whitman is the founder, Chairman, and portfolio manager at TAM and is considered by the Trust to be an "interested trustee" under the ICA, and cannot be independent and disinterested given his economic and reputational interests in connection with the Trust, TAM, and the Fund.

b.   Defendant Chapman cannot be disinterested because Chapman sits on the board of a number of funds affiliated with the majority owner of TAM, Affiliated Management Group ("AMG"). Chapman received over $500,000 in fees in 2014 alone form his service on AMG-affiliated funds and therefore would not be able to consider a demand against the interests of TAM, an affiliate of AMG.

c.   Defendant Franks' background is that of a journalist, with little-to-no relevant experience in the field of financial services. Furthermore, Franks' income from the Trust and another trust associated with TAM, which totaled $85,000 in 2014 alone, represents a material source of income when considered against Franks' income as a journalist. In addition, Franks's husband, Robert M. Morgenthau, is a close friend of defendant Whitman and has received substantial contributions from Whitman when running for political office.

d.   Defendant Kaier, like defendant Chapman, sits on the board of a number of AMG-affiliated mutual funds, and in 2014 alone, received over $400,000 in fees from his service on such funds, and therefore would not be able to consider in an independent and disinterested manner a demand against the interests of an AMG affiliate such as TAM.

e.   Defendant Rakowski likewise sits on the board of multiple AMG-affiliated funds and received $450,000 in 2014 alone from his service on such fund boards. This compensation reflects a material source of income, when considered against his income serving as the partner of a small Pennsylvania law firm.

f.   Defendant Shubik has been a friend of Whitman's since graduate school, regularly plays poker with him, and co-authored a book with him in 2005. Shubik has been a Trustee for the Trust and another TAM-affiliated trust since 1999 and 1990 respectively; he has thus worked with Whitman now for more than twenty-five years. Shubik's income from serving as a trustee of TAM-affiliated trusts totaled $85,000 in 2014 alone, and thus is material income in relation to his income as a university professor.

g.   Defendant Walden has served as a Trustee of the Trust and the another TAM-affiliated trust since 1999 and 1996, respectively, and has now worked with

Whitman for twenty years. Walden also assisted Whitman with a book published in 2000

called "Value Investing: A Balanced Approach."

While some of these issues on their own might not constitute disabling conflicts, when considered

in light of the fact that the Trustees each had responsibility for preventing the wrongs described

herein and therefore face substantial individual liability in this case, the fact that the Board is filled

with Whitman's personal friends who derive substantial financial benefit from their membership

on the Board of the Fund and other AMG-affiliated funds, supports the conclusion that the

Trustees are unable to independently consider claims against the Defendants.

85.   In short, it would be futile to make a demand on the Trustees to sue themselves. It

was the Trustees' own breaches of fiduciary duty and their gross negligence in failing to ensure the

Fund's compliance with policies on valuation and holdings of illiquid securities that led to

substantial harm to the Fund.

86.   The Trustees are each conflicted personally and directly by their actions such that

no investor could reasonably expect them to respond to a demand in good faith. They are not

disinterested parties and lack sufficient independence to exercise business judgment in the best

interests of the Fund's shareholders.

87.   For the foregoing reasons, demand is excused.

<u>COUNT I</u>

Breach of Fiduciary Duty

(Against All Defendants)

88.   Broccolino incorporates by reference the allegations in each of the foregoing

paragraphs as if fully set forth herein.

89.   Defendants, who were the members of the Board of Trustees, officers that

participated on the Valuation Committee, and the investment advisor to Fund, each owed fiduciary duties of care to the Fund in managing the Fund's affairs. The duties are and were set forth in the Trust instrument and the Trust's prospectus and other public filings.

90.   Defendants each breached their fiduciary duties to the Fund by (i) failing to value the Fund's investments in illiquid securities according to "fair value"; (ii) substantially exceeding the Fund's self-imposed limitation that the Fund would invest no more than fifteen percent (15%) of its net assets in illiquid securities; and (iii) failing to actively and continually monitoring the liquidity of the Fund's assets. Defendants were each reckless and grossly negligent in the performance of their duties to the Fund.

91.   Broccolino made no demand on the Board because such demand would be futile, given that each member of the Board is subject to substantial personal liability for the wrongs alleged herein.

92.   As a direct and proximate result of the breaches of fiduciary duty by Defendants, the Fund has sustained substantial harm and damage, for which Defendants are liable to the Fund.

93.   There is no adequate remedy at law.

COUNT II

Breach of Contract

(Against defendant Third Avenue Management LLC)

94.   Broccolino incorporate by reference the allegations in each of the foregoing paragraphs as if fully set forth herein.

95.   TAM had additional contractual duties to shareholders and the Fund. Article 2(b) of the Investment Advisory Agreements between TAM provide that:

> In the performance of its duties under this Agreement, the Adviser [TAM] shall at all times use all reasonable efforts to conform to, and act in accordance with, any requirements imposed by (i) the provisions of the Investment Company Act of 1940, as amended (the "Act"), and of any rules or regulations in force thereunder; (ii) any other applicable provisions of the law; (iii) the provisions of the Trust

Instrument and By-Laws of the Trust…; (iv) the investment objective, policies and restrictions applicable to the Fund as set forth in the Fund's Prospectus (including its Statement of Additional Information) and (v) any policies and determinations of the Board of Trustees of the Trust.

96.   TAM breached its agreement in multiple ways. Among them, it (i) failed to ensure the Fund's conformance with applicable law concerning limits on the holding of illiquid securities by mutual fund; and (ii) failed to ensure the Fund's conformance with its policies and restrictions as set forth in the Fund's prospectus, including the valuation of illiquid securities at fair value and the limit on holdings of illiquid securities to 15% of the Fund's net assets.

97.   TAM's breaches proximately caused harm to the Fund.

PRAYER FOR RELIEF

WHEREFORE, Broccolino prays for relief and judgment, as follows:

A.   Declaring that this action is a proper derivative action;

B.   Ordering each of the Defendants to pay restitution and/or compensatory damages in favor of the Fund, plus prejudgment interest.

C.   Ordering that Third Avenue Management LLC return all management fees, broker/dealer fees and other fees paid by the Fund during the period that it breached its fiduciary duties;

D.   Awarding Broccolino the reasonable costs and attorneys' fees incurred by his counsel for the benefit of the Fund; and

E.   Awarding such other and further relief as the Court may deem just and proper.

DEMAND FOR JURY TRIAL

Broccolino demands a jury trial on all counts so triable.

Dated: April 1, 2016

Respectfully submitted,

/s/ Thomas V. Urmy, Jr.
SHAPIRO HABER & URMY LLP
Thomas V. Urmy, Jr.
2 Seaport Lane
Boston, MA 02210
Telephone: (617) 439-3939
Facsimile: (617) 439-0134
turmy@shulaw.com

Counsel for Plaintiff Livio Broccolino

VERIFICATION

I, Livio Broccolino, hereby verify as follows:

1.   I have reviewed the Complaint prepared on my behalf, and I authorized its filing.

2.   I have reviewed the allegations made in the Complaint, and to those allegations of which I have personal knowledge, I believe those allegations to be true. As to those allegations of which I do not have personal knowledge, I rely on my counsel and their investigation, and for that reason believe them to be true.

3.   I am a current holder of shares in the Third Avenue Focused Credit Fund, a series of Third Avenue Trust, and have been a holder of such shares continuously at all times relevant to the complaint.

Pursuant to 28 U.S.C. § 1746, I declare under penalty of perjury under the laws of the United States of America that the foregoing is true and correct.

Executed this 1st day of April 2016 in Towson, Maryland.

_____
Livio Broccolino

Exhibit A

Livio Broccolino
713 East Seminary Avenue
Towson, MD 21286

March 11, 2016

Federal Express – Overnight Delivery
Third Avenue Trust
622 Third Avenue
New York, New York 10017
Attention: Mr. David Resnick, President

   Re: Demand Pursuant To 12 Del. C. § 3819

Dear Mr. Resnick:

   I am the beneficial owner of 8,817.246 shares of the Third Avenue Focused Credit Fund (the "Fund"), a series of Third Avenue Trust ("TAT"), whose investment advisor is Third Avenue Management LLC ("TAM"). I enclose a true and accurate copies of brokerage account statements confirming my beneficial ownership of these shares. Pursuant to Section 3819 of the Delaware Statutory Trust Act ("DSTA"), I demand the right to inspect and copy the documents described herein.

   The recent suspension of redemptions in, and closure and liquidation of, the Fund in December 2015 raised serious questions regarding whether TAT's Board of Directors ("Board"), its Senior Officers, and TAM have acted in accordance with their fiduciary and contractual obligations.

   First, I am concerned that the Fund's investments in illiquid securities were not valued according to "fair value" and that the values assigned to illiquid securities substantially exceeded those securities' "fair value." The Fund set forth specific policies in its registration statement, prospectus, and other documents concerning the Fund's methodology for valuing illiquid securities. The March 1, 2015 prospectus for the Fund, which is part of the Fund's February 27, 2015 registration statement, includes the following description of the fund's methodology for valuing securities:

   A Fund's investments are generally valued at market value, using market prices if available…. **Illiquid securities and other securities and assets for which market quotations are not readily available or are deemed unreliable are valued at "fair value", as determined in good faith by or in accordance with procedures adopted by the Board of Trustees**. These types of assets can

March 11, 2016
Page 2

> include high-yield bonds, defaulted securities and private investments that do not trade publicly, among other things. The Funds' procedures call for a valuation committee of the designated independent Trustees to make a determination of fair value based on the committee members' or Trustees' judgments of relevant information and an analysis of the asset within the methodology approved by the Board of Trustees or between Board meetings, by designated independent Trustees.

March 1, 2015 Prospectus at 37 (emphasis added). The same language appears in prior prospectuses for the Fund.

A Statement of Additional Information attached to the February 27, 2015 registration statement and prospectus explains further how the Fund will value illiquid securities:

> Assets that are not considered to be readily marketable are valued by the Adviser at fair value, **which is generally taken to be the amount for which the asset could be sold in an orderly disposition over a reasonable time period taking into account the nature of the asset, under procedures established by and under the general supervision and responsibility of the Trust's Board**. Fair valuation is inherently imprecise and becomes more so as the range and depth of market participants and information about the asset diminish. In determining fair value, the Adviser reviews various factors to determine whether to value the asset on the basis of public markets, private transactions, an analytical method, or at cost.

See February 27, 2015 Statement of Additional Information at 53 (emphasis added). The same rules on valuation also appeared in the Fund's previous Statements of Additional Information.

Beginning at the outset of 2013, the high-yield bond markets experienced increased volatility, which led to substantial outflows of investor money from mutual funds. At the beginning of the year, a January 10, 2013 Bloomberg article sounded the alarm of rapidly decreasing liquidity in the bond market. Bloomberg reported: "Liquidity has been stifled as some investors hoard bonds with prices rising 4 percent last year [2012], the most since 2009, and as dealers reduce inventories in response to risk-curbing regulations aimed at averting another credit seizure."

Shortly thereafter, a wave of redemptions hit high yield bond mutual funds. Another Bloomberg article published on January 30, 2013, pointed to additional valuation problems in the high-yield bond market. It quoted a prominent fund manager stating that "[h]igh-yield is as overbought as [he has] even seen it," and that the market "is absolutely, from a valuation point, ridiculous."

It was not only the financial press that warned of reduced liquidity in high yield bonds. The SEC recognized the same thing in a "Fixed Income Guidance Update" it issued in January 2014, indicating that in June 2013, "the 10-year Treasury note yield rose by almost 50 bps, bond fund prices fell, and bond mutual funds and ETFs experienced net outflows of $68 billion

March 11, 2016
Page 3

(approximately 1.8% of aggregate assets)." SEC Division of Investment Management Guidance Update, January 2014, No. 2014-01, at 2. The SEC further acknowledged that:

> This apparent reduction in market-making capacity may be a persistent change, to the extent it is resulting from broader structural changes such as fewer proprietary trading desks at broker-dealers and increased regulatory capital requirements at the holding company level. A significant reduction in dealer market-making capacity has the potential to decrease liquidity and increase volatility in the fixed income markets.

Id. at 4. In light of the "potential fixed income market volatility, which may be exacerbated by changes in bond market size and structure discussed above," the SEC advised fund managers to "assess and stress test" fund liquidity, conduct "risk management" evaluations and "assess the adequacy of their disclosures to shareholders in light of any additional risks due to recent events in the fixed income markets and the potential impact of tapering quantitative easing and/or rising interest rates, including the potential for periods of volatility and increased redemptions." *Id.* at 4-5.

The same issues concerning increased volatility in the high-yield bond markets and liquidity risks were discussed extensively in the news from 2013 through 2015, for example in the following publications:

- The Economist, *High-yield bonds, An appetite for junk*, from the print edition, October 19, 2013 – "But not all is sunny in the high-yield world. Although the market has doubled or tripled in size since 2008, liquidity has diminished.... PIMCO, a huge bond fund manager, said in a recent report, '[w]e see reduced liquidity as an important secular (three- to five-year) trend...[which] will result in higher volatility in times of stress.' In other words, if investors ever lose their current enthusiasm for high-yield bonds, they will find it much harder, and probably costlier, to offload them."

- Seeking *Alpha, High-Yield Bonds: Do Current Risks Outweigh Returns?*, by George Putnam, February 13, 2014 – Defaults will begin to increase soon. The high-yield bond market is very sensitive to Federal Reserve announcements regarding tapering of bond purchases and raising rates, experiencing both "sharp declines" and quick recoveries. "I feel that the longer the current boom in high yield continues, the greater risk of negative surprises," current holders are "not being paid enough to take on these risks."

- Financial *Times, Unwary yield hunters risk liquidity trap - Sell early to avoid rush for high-yield exit as Fed QE ends*, by Alberto Gallo, August 11, 2014 – "Yields are near record lows and liquidity in secondary markets is declining, making it harder to exit swiftly. Reducing exposure earlier could be a wise decision.... Regulators have already raised red flags. The International Monetary Fund highlighted weaknesses in high-yield bonds and leveraged loans in its latest assessment of the US economy, warning of 'a tail risk' where there was a precipitous attempt by investors to exit certain markets perhaps exacerbated by outflows from ETFs and mutual funds as well as near-term market illiquidity.... High-yield bonds have sold off over the past few days, but could get even

March 11, 2016
Page 4

worse if the Fed turns more hawkish. Liquidity in secondary markets is evaporating, and policy makers are shifting their focus to credit markets."

- Financial Times, *Headwinds to slow US high-yield debt sales*, by Vivianne Rodrigues and Andrew Bolger, January 8, 2015 – The outlook for high-yield debt sales "in the next coming months is much less rosy.... The relentless drop in oil prices and a spike in market volatility in the past quarter has weighed heavily on high-yield debt. The rise in yields to multiyear highs has failed to attract new buyers, with funds and exchange traded funds investing in the bonds experiencing hefty redemptions and pushing borrowing costs up.... 'High-yield volatility and supply are fairly well correlated, and we anticipate a more volatile high-yield market [in 2015],' Barclays analysts say in a note to clients."

In light of the foregoing, the Fund should have begun in 2013 reducing its valuation of the Fund's securities to reflect increasing volatility and reduced liquidity. Recent events indicate strongly that the Fund did not do so. The dramatic drop in the Fund's net asset value both prior to and after the suspension of redemptions and closure far exceed the decline in net asset values of other mutual funds with investments similar to the Fund, indicating that the Fund did not value its illiquid securities at their fair value.

The Fund's Statement of Additional Information indicates that a Valuation Committee composed of the Trust's Chief Financial Officer, Controller and General Counsel of TAT ("Valuation Committee"), and a Fair Value Committee, composed of all independent trustees of TAT ("Fair Value Committee"), as well as the Board, are responsible for establishing valuation policies, providing direction to TAM regarding the principles of valuing securities, and reviewing securities valuations as determined by TAM.

TAM, Members of the Board, the Valuation Committee, and the Fair Value Committee, appear to have breached their duties to the Fund and TAT by failing to value illiquid securities according to their fair value.

Second, I am concerned that the Fund invested far more than 15% of its net assets in illiquid securities, breaching its limits on such investments. The Fund's February 27, 2015 Statement of Additional Information indicated that the Fund adhered to a specific limit on its holding of illiquid securities. It states:

Under normal circumstances, **none of the Funds will purchase or otherwise acquire any investment if, as a result, more than 15% of its net assets (taken at current market value) would be invested in securities that are illiquid.** Generally speaking, an illiquid security is any asset or investment of which a Fund cannot sell a normal trading unit in the ordinary course of business within seven days at approximately the value at which a Fund has valued the asset or investment, including securities that cannot be sold publicly due to legal or contractual restrictions.

March 11, 2016
Page 5

The Statement of Additional Information also provides that the Board will monitor the liquidity of the Fund's investments. The Fund's semi-annual shareholder report also indicates that the Valuation Committee is responsible for "liquidity determinations."

The Fund's policy that it would not purchase or acquire securities that would result in it investing more than 15% of its net assets in illiquid securities aligns with SEC guidance for mutual funds. SEC guidelines generally limit an open-end fund's aggregate holdings of illiquid securities to 15% of a fund's net assets. Investment Company Act Rel. No. 18612 (Mar. 12, 1992) [57 FR 9828] (Mar. 20, 1992). Under the SEC's guidelines, an asset is considered illiquid if it cannot be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the fund has valued the investment on its books. *Id.* (citing Investment Company Act Rel. No. 14983 (Mar. 12, 1986) [51 FR 9773] (Mar. 21, 1986)). In adopting its 15% guideline, the SEC explained as follows:

> To compute an accurate net asset value per share, a mutual fund must be able to value each portfolio security accurately. Mutual funds must use market price to value securities for which market quotations are readily available; the board of directors must make a good faith determination of the fair value of securities for which market prices are not readily available. If the net asset value of a mutual fund is not accurate, purchasing or redeeming shareholders may pay or receive too little or too much for their shares, and the interests of remaining shareholders may be overvalued or diluted.

> To meet these requirements, a mutual fund must maintain a high degree of portfolio liquidity.... The Commission believes that a 15% standard should satisfactorily assure that mutual funds will be able to make timely payment for redeemed shares. Experience has shown that mutual funds generally have not had difficulty in meeting redemption requests from available cash reserves, even during times of abnormally high selling activities in the securities markets. Even if a fund were forced to sell securities to meet redemption requests, substantially all of its remaining assets would be required to be liquid securities which it could sell consistent with appropriate portfolio management.

Id. The SEC also made clear that its adoption of the 15% guideline did not "relieve a fund from the requirements concerning valuation and the general responsibility to maintain a level of portfolio liquidity that is appropriate under the circumstances." *Id.* According to the SEC:

> If no market quotations for an illiquid security are available, the board of directors of the fund will be required to determine the fair value of the security. In addition, the Commission expects funds to monitor portfolio liquidity on an ongoing basis to determine whether, in light of current circumstances, an adequate level of liquidity is being maintained. For example, an equity fund that begins to experience a net outflow of assets because investors increasingly shift their money from equity to income funds should consider reducing its holdings of illiquid securities in an orderly fashion in order to maintain adequate liquidity.

March 11, 2016
Page 6

The Fund regularly purported to report the percentage of the Fund's "illiquid" assets in its semi-annual and annual shareholder reports. The Fund repeatedly represented that the Fund complied with the 15% limit, indicating that illiquid securities accounted for 14.25% of the Fund's net assets of October 31, 2014, 12.22% as of April 30, 2015 and 13.40% as of October 31, 2015. October 31, 2014 Annual Shareholder Report at 77; April 30, 2015 Semi-Annual Shareholder Report at 59; October 31, 2015 Annual Shareholder Report at 79.

The Fund's Annual Report to Shareholders also included a Report of Independent Public Accounting Firm, in which PricewaterhouseCoopers LLP certified that the Fund's "statements of assets and liabilities," and "changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the...Third Avenue Focused Credit Fund."

Recent events indicate strongly that the Fund did not limit investment in illiquid securities to 15%. At the time the Fund suspended redemptions, investor redemptions had totaled nowhere near 85% of the fund's net asset value. Had the fund invested no more than 15% of its assets in illiquid securities, it should have been easily able to satisfy the volume of redemption requests it received leading up to the suspension of redemptions and closure of the Fund. The fact that the Fund had to halt redemptions demonstrates that its illiquid investments substantially exceeded the 15% limit.

Third, I am concerned that TAT's Board, its Senior Officers and TAM failed to actively and continually monitor the liquidity of the Fund's assets and the Fund's compliance with the 15% limit on investments in illiquid securities. Recognizing this guidance from the SEC, the Fund stated in its Statements of Additional Information that TAT's Board would continually monitor the liquidity of the Fund's assets and the Fund's compliance with its representation of a 15% limit on illiquid securities:

> Over the past several years, strong institutional markets have developed for various types of restricted securities, including repurchase agreements, some types of commercial paper, and some corporate bonds and notes (commonly known as "Rule 144A Securities"). Securities freely salable among qualified institutional investors under special rules adopted by the SEC, or otherwise determined to be liquid, may be treated as liquid if they satisfy liquidity standards established by the Board of Trustees (the "Board"). **The continued liquidity of such securities may not be as well assured as that of publicly traded securities, and accordingly, the Board will monitor their liquidity. The Board will review pertinent factors such as trading activity, reliability of price information and trading patterns of comparable securities in determining whether to treat any such security as liquid for purposes of the foregoing 15% test**. To the extent the Board treats such securities as liquid, temporary impairments to trading patterns of such securities may adversely affect a Fund's liquidity.

See, e.g., March 1, 2015 Statement of Additional Information at 12-13 (emphasis added).

Had TAT's Board, its Senior Officers, and TAM monitored the liquidity of the Fund's assets, the Fund would have maintained sufficient liquid assets to satisfy investor redemptions. The closure of the Fund, the suspension of redemptions, and the dramatic drop in 2015 and 2016

March 11, 2016
Page 7

in the Fund's net asset value strongly suggest that the Fund failed to actively and continually monitor the liquidity of the Fund's assets.

These issues came to a head on December 9, 2015, when TAM shocked the investment community by notifying investors such as myself that the Board had adopted a plan to liquidate the Fund, and that the Fund would no longer accept redemptions or subscriptions. TAM stated: "Investor requests for redemption…in addition to the general reduction of liquidity in the fixed income markets, have made it impracticable for [the Fund] going forward to create sufficient cash to pay anticipated redemptions without resorting to sales at prices that would unfairly disadvantage the remaining shareholders."

The Fund's inability to honor redemptions, and the decision to liquidate the Fund, could not have been a surprise to it, given the increased volatility and illiquidity of the high yield bond market from 2013 through 2015, and increasing redemptions in high-yield mutual funds during the same period. As a result, from at least 2013 through December 9, 2015, it seems highly unlikely that the Fund's illiquid investments were valued according to "fair value," that the Fund limited its illiquid investments to 15%, or that its directors and officers were properly monitoring the liquidity of the Fund's assets.

Accordingly, I wish to examine the books and records described below in order to:

a.   investigate what appears to be willful and grossly negligent breach of fiduciary duty and breach of contractual duties;

b.   pursue, if I deem it appropriate, a shareholder derivative action on behalf of the Fund; and

c.   communicate with other Fund shareholders.

Specifically, I demand the right to inspect and copy the following documents[1]:

1.   All agendas, minutes, and any board packages or materials distributed to any or all members of the Board in advance of, at, or after a meeting of the Board that concern to the Fund's net asset value, the fair value of the Fund's assets or whether securities held by the Fund are liquid or illiquid, including any drafts or final versions of all such documents.

2.   All agendas, minutes, and any packages or materials distributed to any or all members of TAT's Valuation Committee, in advance of, at, or after a meeting of the Valuation Committee, including but not limited to any drafts or final versions of all such documents.

---

[1] The term "documents" includes electronically stored information, including emails. Unless otherwise specified in a request, the time period for which documents are sought is January 1, 2013 to the present.

March 11, 2016
Page 8

3. All agendas, minutes, and any packages or materials distributed to any or all members of TAT's Fair Value Committee, in advance of, at, or after a meeting of the Fair Value Committee, including but not limited to any drafts or final versions of all such documents.

4. All reports or other documents relating to the methodology of the Board, the Valuation Committee or the Fair Value Committee to determine the Fund's net asset value or the fair value of the Fund's assets.

5. All reports or other documents relating to the decisions by the Board, the Valuation Committee or the Fair Value Committee determining the Fund's net asset value or the fair value of the Fund's assets.

6. All reports or other documents relating to the methodology of the Board, the Valuation Committee or the Fair Value Committee to determine whether any security held by the Fund is liquid or illiquid.

7. All reports or other documents relating to the decisions by the Board, the Valuation Committee or the Fair Value Committee determining whether Fund assets are liquid or illiquid.

8. All reports or other documents tracking whether, at any given time, more than 15% of the Fund's net assets (taken at then-current market value) were invested in securities that were illiquid.

9. All communications with PricewaterhouseCoopers LLP relating to the Fund's net asset value, the fair value of the Fund's assets or whether Fund assets are liquid or illiquid.

10. All communications with any third party retained by TAT, the Board, the Valuation Committee, or the Fair Value Committee in connection with any calculation of the Fund's net asset value or the fair value of the Fund's assets, or any determination of whether any Fund asset is liquid or illiquid.

11. All documents relating to the statements in the Fund's Semi-Annual and Annual Shareholders Reports concerning the percentage of the Fund's assets invested in liquid or illiquid securities.

12. All documents relating to the decision to suspend redemptions in, close and liquidate the Fund in December 2015.

13. All documents relating to the Fund's efforts to liquidate the Fund's assets after the closure of the Fund in December 2015.

14. Documents identifying the members of the Board, the Valuation Committee and the Fair Value Committee at all times throughout TAT's existence.

March 11, 2016
Page 9

15.   Documents identifying by name and position TAT and TAM's ten most highly compensated officers ("Senior Officers") at all times throughout TAT's and TAM's existence.

16.   Communications to which any member of TAT's Board or any Senior Officer was a party that mention the Fund's net asset value, the fair value of the Fund's assets or whether securities held by the Fund are liquid or illiquid.

I hereby designate attorney Edward F. Haber, of the law firm Shapiro Haber & Urmy LLP, 2 Seaport Lane, Boston, MA 02210, telephone number 617-439-3939, email: ehaber@shulaw.com, as my agent for the inspection and copying requested herein. If TAT contends that this demand is incomplete or is otherwise deficient for any reason, please immediately notify my attorney in writing, setting forth the facts that TAT contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, I will assume that TAT agrees that this demand complies in all respects with the requirements of the DSTA and that TAT will immediately produce all of the requested books and records. I reserve my right to withdraw or modify this demand.

Please advise my attorney as promptly as practicable where and when the items demanded above will be made available. If TAT has not responded within five business days of the date of this demand, I will assume TAT does not intend to comply and will proceed accordingly.

Very truly yours,

Livio Broccolino

Enclosures

BAY POINT
WEALTH MANAGEMENT

YOUR INDEPENDENT ADVISOR

BAY POINT WEALTH MGMT
592 BELLERIVE RD
STE 4D
ANNAPOLIS MD 21409-

For questions regarding the services provided by your Independent Advisor call
(410) 626-6196

Questions? - Contact us.
(800) 431-3500
[illegible] - 3900
TD Ameritrade Clearing, Inc., Member SIPC

MONTHLY STATEMENT

Reporting Period: January 1 - 31, 2016

Account: [redacted]
LIVIO R BROCCOLINO & [redacted]
DIANE C BROCCOLINO JT TEN
JOINT TENANTS WROS

ACCOUNT SUMMARY

Total Account Value: [redacted]

CHANGE IN ACCOUNT VALUE

	This Month 1/1/16 - 1/31/16	Year to Date 1/1/16 - 1/31/16
BEGINNING VALUE	[redacted]	[redacted]
Dividends and Interest		
Market Appreciation/(Depreciation)		
Other Income or Expense		
ENDING VALUE	[redacted]	[redacted]
CHANGE IN VALUE		

Market Appreciation/ Depreciation
The change in value of investments due to the market assessment of their worth, which is separate from value added by corporate actions (such as the issuance of dividend or interest payments) and your own additions or withdrawals.

Other Income or Expense
Miscellaneous expenses including management fees, as well as TD Ameritrade fees (such as for wire transfer or returned checks) and/or miscellaneous income credited to the account such as a margin interest adjustment, royalties, etc.

SUMMARY OF HOLDINGS (does not represent an asset allocation)

	Market Value as of 1/31/16	Percent of Account
Cash and Cash Alternatives	[redacted]	[redacted]
Exchange Traded Funds (ETFs)		
Mutual Funds		
TOTAL VALUE		[redacted]



TD Ameritrade Institutional

Page 1 of 6

MONTHLY STATEMENT

Reporting Period: January 1 - 31, 2016

Account
LIVIO R BROCCOLINO &
DIANE C BROCCOLINO JT TEN

JOINT TENANTS WROS

HOLDINGS DETAIL

CASH AND CASH ALTERNATIVES

Investment Description	Quantity	Price	Market Value
TD AMERITRADE CASH		$	
FDIC INSURED DEPOSIT ACCOUNT IDA12 NOT COVERED BY SIPC			

TOTAL CASH & CASH ALTERNATIVES

EXCHANGE TRADED FUNDS (ETFs)

Investment Description	Symbol/ CUSIP	Quantity	Closing Price	Market Value

TOTAL EXCHANGE TRADED FUNDS (ETFs)

TOTAL EXCHANGE TRADED FUNDS- LONG POSITION

MUTUAL FUNDS

Investment Description	Symbol/ CUSIP	Quantity	Closing Price	Market Value

Questions? Consult your independent Advisor:
BAY POINT WEALTH MGMT (410) 626-8198


TD Ameritrade Institutional

Page 2 of 6

Account [redacted]
LIVIO R BROCCOLINO &
DIANE C BROCCOLINO JT TEN
JOINT TENANTS WROS

MONTHLY STATEMENT

Reporting Period: January 1 - 31, 2016

HOLDINGS DETAIL (continued)

MUTUAL FUNDS

Investment Description	Symbol/ CUSIP	Quantity	Closing Price	Market Value
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
THIRD AVENUE TR FOCUSED CREDIT INSTL	TFCIX	2,254.152	5.25	11,834.30
TOTAL MUTUAL FUNDS				[redacted]

TOTAL HOLDINGS	[redacted]
TOTAL ACCOUNT VALUE	[redacted]

TRANSACTIONS DETAIL

Transaction Date	Settlement Date	Activity Type	Description	Symbol/ CUSIP	Quantity	Price	Transaction Amount
01/04	01/04	Dividends and Interest	[redacted]	[redacted]	-	$ -	[redacted]
				[redacted]	-	-	[redacted]
01/07	01/07	Other Income or Expense	[redacted]				



TD Ameritrade

Page 3 of 6

Questions? Consult your Independent Advisor:

Account [redacted]
LIVIO R BROCCOLINO &
DIANE C BROCCOLINO JT TEN
JOINT TENANTS WROS

MONTHLY STATEMENT

Reporting Period: January 1 - 31, 2016

TRANSACTIONS DETAIL *(continued)*

Transaction Date	Settlement Date	Activity Type	Description	Symbol/ CUSIP	Quantity	Price	Transaction Amount
01/11	01/11	Dividends and Interest	[redacted]	[redacted]	-	-	[redacted]
01/29	01/29	Dividends and Interest	[redacted]	[redacted]	-	-	[redacted]
01/29	01/29	Dividends and Interest	[redacted]	[redacted]	[redacted]	-	[redacted]

TD AMERITRADE CASH INTEREST CREDIT/EXPENSE

Begin Date	Margin Balance	Credit Balance	Number of Days	Interest Rate	Interest Debited	Interest Credited
01/04	$-	[redacted]	1	[redacted]	-	$ -
01/11	-		1		-	-
01/29	-		3		-	-
TOTAL INTEREST INCOME/(EXPENSE)					-	-



Questions? Consult your Independent Advisor:
BAY POINT WEALTH MGMT (410) 626-6196

TD Ameritrade Institutional

Page 4 of 6

Account [redacted]
LIVIO R BROCCOLINO &
DIANE C BROCCOLINO JT TEN
JOINT TENANTS WROS

MONTHLY STATEMENT

Reporting Period: January 1 - 31, 2016

INSURED DEPOSIT ACCOUNT TD AMERITRADE INTEREST CREDIT/EXPENSE

Begin Date	Balance	Number of Days	Interest Rate	Interest Accrued	MTD Accrued	MTD Paid
01/01	[redacted]	4	[redacted]	[redacted]	[redacted]	$ -
01/05	[redacted]	2	[redacted]	-	[redacted]	-
01/07	[redacted]	5	[redacted]	[redacted]	[redacted]	-
01/12	[redacted]	20	[redacted]	[redacted]	[redacted]	[redacted]
TOTAL INTEREST INCOME						[redacted]

Questions? Consult your Independent Advisor:
BAY POINT WEALTH MGMT (410) 626-6198

TD Ameritrade Institutional

Account [redacted]
LIVIO R BROCCOLINO & [redacted]
DIANE C BROCCOLINO JT TEN
JOINT TENANTS WROS

MONTHLY STATEMENT

Reporting Period: January 1 - 31, 2016

INSURED DEPOSIT ACCOUNT ACTIVITY

Transaction Date	Settlement Date	Transaction	Description	Amount	Balance
Opening Balance					[redacted]
01/05	01/05	Received	[redacted]	[redacted]	[redacted]
01/08	01/08	Delivered		[redacted]	[redacted]
01/12	01/12	Received		[redacted]	[redacted]
01/29	01/29	Received		[redacted]	[redacted]
Closing Balance					[redacted]
TD Bank NA				[redacted]	

FDIC Insured Deposit Account (IDA) balances reflected in your brokerage account are FDIC-insured up to applicable limits and held by TD Bank, N.A., or TD Bank USA, N.A., or both. The IDA balances are not covered by the Securities Investor Protection Corporation (SIPC) protection applicable to your brokerage account.

****** THANK YOU FOR CHOOSING TD AMERITRADE INSTITUTIONAL - END OF STATEMENT ******



Questions? Consult your Independent Advisor:
BAY POINT WEALTH MGMT (410) 626-9198

TD Ameritrade Institutional

Page 6 of 6

BAY POINT
WEALTH MANAGEMENT

YOUR INDEPENDENT ADVISOR

BAY POINT WEALTH MGMT
562 BELLERIVE RD
STE 4D
ANNAPOLIS MD 21409-

For questions regarding the services provided by your Independent Advisor call
(410) 626-8198

Questions? - Contact us.
(800) 431-3500

TD Ameritrade Clearing, Inc., Member SIPC

MONTHLY STATEMENT

Reporting Period: January 1 - 31, 2016

Account: [redacted]
LIVIO R BROCCOLINO ROLLOVER IRA
TD AMERITRADE CLEARING, CUSTODIAN
ROLLOVER IRA

ACCOUNT SUMMARY

Total Account Value: [redacted]

CHANGE IN ACCOUNT VALUE

	This Month 1/1/16 - 1/31/16	Year to Date 1/1/16 - 1/31/16
BEGINNING VALUE	[redacted]	[redacted]
Dividends and Interest		
Market Appreciation/(Depreciation)		
Other Income or Expense		
ENDING VALUE		
CHANGE IN VALUE		

Market Appreciation/Depreciation
The change in value of investments due to the market assessment of their worth, which is separate from value added by corporate actions (such as the issuance of dividend or interest payments) and your own additions or withdrawals.

Other Income or Expense
Miscellaneous expenses including management fees, as well as TD Ameritrade fees (such as for wire transfer or returned checks) and/or miscellaneous income credited to the account such as a margin interest adjustment, royalties, etc.

SUMMARY OF HOLDINGS (does not represent an asset allocation)

	Market Value as of 1/31/16	Percent of Account
Cash and Cash Alternatives	[redacted]	[redacted]
Exchange Traded Funds (ETFs)		
Mutual Funds		
TOTAL VALUE		

TD Ameritrade Institutional

Account [redacted]
LIVIO R BROCCOLINO ROLLOVER IRA
TD AMERITRADE CLEARING, CUSTODIAN

ROLLOVER IRA

MONTHLY STATEMENT

Reporting Period: January 1 - 31, 2016

HOLDINGS DETAIL

CASH AND CASH ALTERNATIVES

Investment Description	Quantity	Price	Market Value
FDIC INSURED DEPOSIT ACCOUNT IDA12 NOT COVERED BY SIPC	-	$ -	[redacted]
TOTAL CASH & CASH ALTERNATIVES			

EXCHANGE TRADED FUNDS (ETFs)

Investment Description	Symbol/ CUSIP	Quantity	Closing Price	Market Value
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
TOTAL EXCHANGE TRADED FUNDS (ETFs)				[redacted]

TOTAL EXCHANGE TRADED FUNDS- LONG POSITION

Questions? Consult your Independent Advisor:
BAY POINT WEALTH MGMT (410) 626-8198



TD Ameritrade Institutional

Page 2 of 8

Account [redacted]
LIVIO R BROCCOLINO ROLLOVER IRA
TD AMERITRADE CLEARING, CUSTODIAN
ROLLOVER IRA

MONTHLY STATEMENT

Reporting Period: January 1 - 31, 2016

HOLDINGS DETAIL *(continued)*

MUTUAL FUNDS

Investment Description	Symbol/ CUSIP	Quantity	Closing Price	Market Value
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
THIRD AVENUE TR FOCUSED CREDIT INSTL	TFCIX	5,563.094	5.25	34,456.24
TOTAL MUTUAL FUNDS				[redacted]
TOTAL HOLDINGS				$536,516.89
TOTAL ACCOUNT VALUE				$536,516.89

Questions? Consult your Independent Advisor:
BAY POINT WEALTH MGMT (410) 626-8196



TD Ameritrade Institutional

Account 922-988491
LIVIO R BROCCOLINO ROLLOVER IRA
TD AMERITRADE CLEARING, CUSTODIAN
ROLLOVER IRA

MONTHLY STATEMENT

Reporting Period: January 1 - 31, 2016

TRANSACTIONS DETAIL

Transaction Date	Settlement Date	Activity Type	Description	Symbol/ CUSIP	Quantity	Price	Transaction Amount
01/04	01/04	Dividends and Interest	[redacted]	[redacted]	-	$ -	[redacted]
01/04	01/04	Buy	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
01/07	01/07	Other Income or Expense	[redacted]	-	-	-	[redacted]
01/11	01/11	Dividends and Interest	[redacted]	[redacted]	-	-	[redacted]
01/11	01/11	Buy	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
01/19	01/19	Dividends and Interest	[redacted]	[redacted]	-	-	[redacted]
01/19	01/19	Buy	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
01/29	01/29	Dividends and Interest	[redacted]	[redacted]	-	-	[redacted]

Questions? Consult your Independent Advisor:
BAY POINT WEALTH MGMT (410) 626-8198

TD Ameritrade Institutional

Page 4 of 8

Account
LIVF01R BROCCOLI HD ROLLOVER IRA
TD AMERITRADE CLEARING, CUSTODIAN

ROLLOVER IRA

MONTHLY STATEMENT

Reporting Period: January 1 - 31, 2016

TRANSACTIONS DETAIL (continued)

Transaction Date	Settlement Date	Activity Type	Description	Symbol/ CUSIP	Quantity	Price	Transaction Amount
01/29	01/29	Buy					
01/29	01/29	Dividends and Interest					

TD AMERITRADE CASH INTEREST CREDIT/EXPENSE

Begin Date	Margin Balance	Credit Balance	Number of Days	Interest Rate	Interest Debited	Interest Credited
01/19	$		1	0.0100	-	$ -

TOTAL INTEREST INCOME/(EXPENSE) $ -


TD Ameritrade
Institutional

Page 5 of 8

Questions? Consult your Independent Advisor:
BAY POINT WEALTH MGMT (410) 625-6198

Account:

LINO H BROCCOLINO ROLLOVER IRA
TD AMERITRADE CLEARING, CUSTODIAN

ROLLOVER IRA

MONTHLY STATEMENT

Reporting Period: January 1–31, 2016

INSURED DEPOSIT ACCOUNT TD AMERITRADE INTEREST CREDIT/EXPENSE

Begin Date	Balance	Number of Days	Interest Rate	Interest Accrued	MTD Accrued	MTD Paid
01/01						$ —
01/07						
01/19						
01/20						
TOTAL INTEREST INCOME						

INSURED DEPOSIT ACCOUNT ACTIVITY

Transaction Date	Settlement Date	Transaction	Description	Amount	Balance
Opening Balance					
01/08	01/08	Delivered			
01/19	01/19	Delivered			
01/20	01/20	Received			
01/29	01/29	Received			

Questions? Consult your Independent Advisor
BAY POINT WEALTH MGMT (410) 626-8198

Page 6 of 8



TD Ameritrade
Institutional

Account [redacted]
LIVIO R BROCCOLINO ROLLOVER IRA
TD AMERITRADE CLEARING, CUSTODIAN
ROLLOVER IRA

MONTHLY STATEMENT

Reporting Period: January 1 - 31, 2016

INSURED DEPOSIT ACCOUNT ACTIVITY *(continued)*

Transaction Date	Settlement Date	Transaction	Description	Amount	Balance
01/29	01/29	Received	[redacted]	[redacted]	[redacted]
Closing Balance					[redacted]
TD Bank NA				[redacted]	
TD Bank USA NA					

FDIC Insured Deposit Account (IDA) balances reflected in your brokerage account are FDIC-insured up to applicable limits and held by TD Bank, N.A., or TD Bank USA, N.A., or both. The IDA balances are not covered by the Securities Investor Protection Corporation (SIPC) protection applicable to your brokerage account.

**** THANK YOU FOR CHOOSING TD AMERITRADE INSTITUTIONAL - END OF STATEMENT ****

Questions? Consult your Independent Advisor:
BAY POINT WEALTH MGMT (410) 625-8198



TD Ameritrade Institutional

THIS PAGE IS INTENTIONALLY LEFT BLANK

Page 8 of 8

Exhibit B

KRAMER LEVIN NAFTALIS & FRANKEL LLP

JONATHAN M. WAGNER
PARTNER
PHONE 212-715-9393
FAX 212-715-8393
JWAGNER@KRAMERLEVIN.COM

March 23, 2016

BY PDF
Edward F. Haber
Shapiro Haber & Urmy LLP
2 Seaport Lane
Boston, MA 02210

Re: Third Avenue Trust

Dear Mr. Haber:

I have been retained in connection with your demand for inspection of books and records of Third Avenue Trust and, accordingly, I am responding to your March 11, 2016 letter.

Section 3819 of the Delaware Statutory Trust Act provides that any right of inspection is subject to "reasonable standards (including standards governing what information and documents are to be furnished at what time and location and at whose expense) . . . ." In addition, Section 3819 provides that the Trustees may keep confidential "any information that such persons reasonably believe to be in the nature of trade secrets or other information the disclosure of which such persons in good faith believe is not in the best interest of the statutory trust or could damage the statutory trust or its business. . . ." Finally, Section 3819 limits disclosure to "Information regarding the business and financial condition of the statutory trust" and "Other information regarding the affairs of the statutory trust as is just and reasonable."

Thus, before the Trust may produce any material, we need to discuss the parameters of the production, confidentiality issues, and who bears the expense of production.

Would you please let me know when you are available to discuss these important issues.

Yours truly,



Jonathan M. Wagner

JMW:jgf
cc: Sean Coffey, Esq.

1177 AVENUE OF THE AMERICAS   NEW YORK NY 10036-2714   PHONE 212.715.9100   FAX 212.715.8000

990 MARSH ROAD   MENLO PARK CA 94025-1949   PHONE 650.752.1700   FAX 650.752.1800

47 AVENUE HOCHE   75008 PARIS FRANCE   PHONE (33-1) 44 09 46 00   FAX (33-1) 44 09 46 01

WWW.KRAMERLEVIN.COM

KL3 3070732.1

SHAPIRO HABER & URMY LLP

Attorneys at Law

Thomas G. Shapiro
Edward F. Haber
Thomas V. Urmy, Jr.
Michelle H. Blauner
Ian J. McLoughlin

Adam M. Stewart
Patrick J. Vallely
Caroline B. Curley

Edward F. Haber
ehaber@shulaw.com

March 25, 2016

By Email (PDF)

Jonathan M. Wagner
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036-2714

Re: Section 3819 Demand to Third Avenue Trust

Dear Mr. Wagner:

I write to respond to your letter of March 23, 2016 concerning the demand for inspection of books and records that my client, Livio Broccolino, made to Third Avenue Trust by letter dated March 14, 2016. You raised three issues in your letter: the "parameters of production," "confidentiality issues," and the "expense of production."

First, with respect to the "parameters of production," please identify the Trust's position on the proper "parameters of production" for the Trust's response to Mr. Broccolino's demand.

Second, with respect to any confidentiality issues, we are willing to enter a customary confidentiality agreement in connection with the Trust's anticipated response to the demand. Please send to me a proposed draft agreement.

Third, please let us know the "expense[s] of production" the Trust contends Mr. Broccolino should bear.

Upon receipt of the Trust's positions on each of these issues, we can attempt to resolve any disagreements. Thank you for your attention to this matter.

Sincerely,



Edward F. Haber

Patrick Vallely

From:	Wagner, Jonathan M. [jwagner@KRAMERLEVIN.com]
Sent:	Friday, March 25, 2016 5:26 PM
To:	Patrick Vallely
Cc:	Ed Haber
Subject:	RE: Third Avenue Trust

I will send you a draft confidentiality agreement early next week. Then we can discuss the rest.

Jonathan M. Wagner
Partner

KRAMER LEVIN
NAFTALIS & FRANKEL LLP
1177 Avenue of the Americas
New York, New York 10036
O: 212-715-9393 | F: 212-715-8393 | M: 917-951-8228
jwagner@kramerlevin.com
view bio
www.kramerlevin.com

From: Patrick Vallely [mailto:PVallely@shulaw.com]
Sent: Friday, March 25, 2016 5:23 PM
To: Wagner, Jonathan M.
Cc: Ed Haber
Subject: Third Avenue Trust

Jonathan –

Attached please find a letter.

Patrick J. Vallely
SHAPIRO HABER & URMY LLP
Seaport East
Two Seaport Lane
Boston, MA 02210
Tel: 617-439-3939, ext. 321 | Fax: 617-439-0134
pvallely@shulaw.com
www.shulaw.com

1

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

AVI WAGNER, individually, on behalf of all others similarly situated and derivatively on behalf of THIRD AVENUE TRUST,
 	
         Plaintiff,
 	
    v.
 	
THIRD AVENUE MANAGEMENT LLC, MARTIN J. WHITMAN, DAVID M. BARSE, WILLIAM E. CHAPMAN, II, LUCINDA FRANKS, EDWARD J. KAIER, ERIC RAKOWSKI, PATRICK REINKEMEYER, MARTIN SHUBIK, CHARLES C. WALDEN, VINCENT J. DUGAN, W. JAMES HALL, JOSEPH J. REARDON, and MICHAEL BUONO,
 	
         Defendants,
 	
    -and-
 	
THIRD AVENUE TRUST, a Delaware Business Trust,
 	
         Nominal Defendant.
	C. A. No. _____

VERIFIED CLASS AND DERIVATIVE COMPLAINT

Plaintiff Avi Wagner, by and through his attorneys, alleges as follows based

on personal knowledge as to himself and on information and belief as to other

matters. Plaintiff's information and belief is based on the investigation of counsel,

1

including a review of documents filed by Third Avenue Trust (the "Trust") with the Securities and Exchange Commission ("SEC"), news articles, reports, and documents produced by Third Avenue Management LLC (the "Adviser") in response to Plaintiff's February 5, 2016, books and records demand pursuant to Section 3819(a) of the Delaware Statutory Trust Act.

NATURE OF THE ACTION

1.   This class and derivative action arises out of the largest mutual fund failure since the 2008 financial crisis. Plaintiff seeks to recover on behalf of the Third Avenue Trust Focused Credit Fund (the "Fund") and all other similarly situated beneficial owners ("Stockholders") of the Fund (the "Class" as defined below) hundreds of millions of dollars in losses caused by the defendants' failure to manage the Fund in accordance with the Fund's stated investment policy and applicable laws and regulations.

2.   Defendants invested the Fund's assets in a quantity of illiquid investments that exceeded the Fund's stated policy limiting illiquid investments to 15% of the Fund's assets. Defendants also took large positions in risky investments that were difficult to exit. Defendants reported valuations for the Fund's investments that lacked any good-faith basis. These practices meant that the Fund's illiquid and restricted assets could not be sold anywhere near the

reported prices, particularly when asset sales were necessary to meet cascading redemption demands.

3.   A run on the Fund began in late 2014. Instead of shifting more of the Fund's assets into liquid investments, Defendants sold the Fund's liquid assets to meet the redemption obligations. The sale of liquid assets left the Fund with an ever-increasing percentage of illiquid assets. As the volume of investor redemptions continued to increase, the Fund found it increasingly difficult to sell assets, increasing its losses.

4.   The defendants did not revise the Fund's valuations downward to reflect this reality. Instead, they continued to report unrealistic asset values in a futile effort to dissuade investors from demanding redemptions. As an example, one of the Fund's largest positions during the second half of 2015 was Liberty Tire Recycling LLC ("Liberty Tire"). Defendants reported an *increased* value of the Liberty Tire position on July 29, 2015, which increased the Fund's NAV by 8 cents per share. As of October 31, 2015, the Fund reported that the fair value of Liberty Tire's equity was $6.32 per share and its 144A notes was $100, even though other mutual funds simultaneously reported Liberty Tire's equity at a range of $0.01 to "less than $0.50" and its 144A notes at a range of $48 to $64.

5.   Those investors that redeemed their shares received a larger percentage of the Fund's assets than their shares were worth.

{FG-W0406733.}

6.   Predictably, paying out redemptions at unreasonably high valuations required the Fund to liquidate even more of its investments at low prices.

7.   On December 9, 2015, the Adviser announced that the Fund had adopted a Plan of Liquidation and would no longer honor redemption requests. The Fund halted redemptions without first obtaining authorization from the SEC. The Fund, which had assets of more than $3.5 billion in mid-2014, had dwindled to just $780 million in assets – due in large part to nearly $1 billion of redemptions in 2015.

8.   Defendants' misconduct caused hundreds of millions of dollars of losses to the Fund and its public stockholders. By loading the Fund with risky, illiquid investments, defendants placed the Fund in a position where it could not weather market volatility. Defendants failed to maintain sufficient liquidity to meet expected redemption requests and failed to take reasonable and necessary steps to address liquidity concerns as redemptions increased. Defendants tried to prop up the Fund by reporting unrealistic NAVs, which instead exacerbated the Fund's liquidity crisis by increasing the amounts paid out in redemptions. Defendants' misconduct constitutes breaches of fiduciary duty and breach of the operative trust instrument and investment advisory agreement, for which the Fund and the Class are entitled to compensation.

{FG-W0406733.}

PARTIES

A. Plaintiff

9.   Plaintiff Avi Wagner is, and at all relevant times was, a stockholder of the Fund. Plaintiff purchased shares of the Fund in December 2013, and has held shares continuously throughout the period of alleged misconduct.

B. Nominal Defendant

10.   Nominal Defendant Third Avenue Trust (the "Trust") is a Delaware Business Trust with its principal office located at 622 Third Avenue, New York, New York. The Trust is governed by a Trust Instrument dated October 29, 1996 (the "Trust Instrument"). The Trust is managed by a Board of Trustees. The Fund is a separate series of the Trust.

C. Defendants

11.   Third Avenue is a limited liability company, organized in the State of Delaware, with its principal office located at 622 Third Avenue, New York, New York. Third Avenue is a registered investment advisor with the SEC, and it is both the Trust's and the Fund's investment advisor. The Adviser is majority owned by Affiliated Management Group ("AMG").

12.   Martin J. Whitman ("Whitman") is, and at all relevant times was, the Chairman of the Board of the Trust, and a Founder and Portfolio Manager of the Adviser.

{FG-W0406733.}

13.   David M. Barse ("Barse") was, at all relevant times, Trustee,

President and Chief Executive Officer of the Trust, and Chief Executive Officer of

the Adviser. Barse was fired from the Adviser on December 11, 2015, shortly after

the announcement of the Fund's Plan of Liquidation. Barse left the Trust's Board

on or about the same date. Prior to leaving the Board, Barse was the Trust's

Principal Executive Officer, and he executed the Trust's certifications under Rule

30a-3 of the Investment Company Act of 1940 (the "1940 Act").

14.   William E. Chapman, II ("Chapman") is, and at all relevant times

was, a Trustee of the Trust and serves on its Fair Value Committee. Chapman also

serves as trustee for other funds managed, directly or indirectly, by AMG.

15.   Lucinda Franks ("Franks") is, and at all relevant times was, a Trustee

of the Trust and serves on its Fair Value Committee.

16.   Edward J. Kaier ("Kaier") is, and at all relevant times was, a Trustee

of the Trust and serves on its Fair Value Committee. Kaier also serves as trustee

for other funds managed, directly or indirectly, by AMG.

17.   Eric Rakowski ("Rakowski") is, and at all relevant times was, a

Trustee of the Trust and serves on its Fair Value Committee. Rakowski also serves

as trustee for other funds managed, directly or indirectly, by AMG.

18.   Patrick Reinkemeyer ("Reinkemeyer") is, and at all relevant times

was, a Trustee of the Trust and serves on its Fair Value Committee.

6

19. Martin Shubik ("Shubik") is, and at all relevant times was, a Trustee of the Trust and serves on its Fair Value Committee.

20. Charles C. Walden ("Walden") is, and at all relevant times was, a Trustee of the Trust and serves on its Fair Value Committee.

21. Defendants Whitman, Barse, Chapman, Franks, Kaier, Rakowski, Reinkemeyer, Shubik, and Walden, are referred to collectively as the "Board Defendants."

22. Vincent J. Dugan ("Dugan") is Chief Financial Officer and Treasurer of the Trust and Chief Financial Officer and Chief Operating Officer of the Adviser. Dugan was and remains the Trust's Principal Financial Officer, and he executed the Trust's certifications under Rule 30a-3 of the 1940 Act. Dugan serves on the Trust's Valuation Committee.

23. W. James Hall ("Hall") is General Counsel and Secretary of the Trust and of the Adviser. Hall serves on the Trust's Valuation Committee.

24. Joseph J. Reardon ("Reardon") is Chief Compliance Officer of the Trust and of the Adviser.

25. Michael Buono ("Buono") is Controller of the Trust and the Adviser. Buono serves on the Trust's Valuation Committee.

26. Defendants Whitman, Barse, Dugan, Hall, Reardon, and Buono are referred to collectively as the "Officer Defendants."

27.   The Board Defendants and the Officer Defendants are referred to collectively as the "Individual Defendants."

SUBSTANTIVE ALLEGATIONS

A.   <u>Background of the Fund</u>

28.   Whitman founded Third Avenue Funds in 1986. Third Avenue Funds now manages over $10 billion in at least five mutual funds and private client accounts. The mutual funds are issued by the Trust, which issues a specific series of shares for each of its funds, including the Fund.

29.   The Trust first offered the Fund to investors in August 2009. The Fund was, and at all times has been, registered with the SEC as an open-end investment company under the Act. The Fund's shares were issued by the Trust. The Fund invested in high-yield bonds, referred to as "junk bonds," which often had the lowest ratings from the bond rating agencies. The Fund's strategy was to invest a significant percentage of its assets in non-publicly traded investments. The Fund invested a substantial amount of its assets in credit instruments rated below investment grade.

30.   The Trust's Board of Directors (the "Board") oversees the management of the Fund. The Board retained the Adviser as the Fund's investment advisor pursuant to an Investment Advisory Agreement. The Investment Advisory Agreement required the Adviser to at all times use reasonable

efforts to conform to and act in accordance with the 1940 Act, applicable law, the

Trust Instrument, the investment objective, policies and restrictions in the Fund's

prospectus, and any policies and determination of the Board. Whitman and Barse

were members of the Board and, at all relevant times, were the senior officers of

the Adviser. The Adviser had responsibility for the day-to-day management of the

Fund. The Trust paid the Adviser a fee based on the average daily NAV of the

Fund. The Trust has paid the Adviser approximately $58 million in fees since the

Fund's inception.

31.   The Fund launched in August 2009, and raised over $700 million by

the end of 2010. As of July 31, 2014, the Trust reported that the Fund had net

assets of over $3.5 billion. One year later, as of July 31, 2015, the Fund's net

assets had plummeted to approximately $1.9 billion. By October 31, 2015, the

Fund's net assets dropped even further to just over $1 billion. When the Fund

closed, on December 9, 2015, it had just $789 million in net assets, which further

declined to $660 million by December 31, 2015.

B.   The Fund's Liquidity Requirements

32.   Fund investors generally had the right to redeem their shares at any

time. When an investor redeemed its shares, the Fund had to liquidate a portion of

its assets to return the investor's funds. The 1940 Act provides that an open-ended

fund, such as the Fund, may not suspend the right of redemption or postpone the

9

payment of redemption proceeds for more than seven days after a stockholder's

tender of the security, absent specified unusual circumstances.

33.   The SEC requires open-ended funds to maintain a high percentage of

liquidity in their portfolios to ensure that funds can meet redemption requests.

Open-ended funds are required to monitor their portfolio liquidity and adjust the

portfolio as necessary to meet redemption obligations. As more investors

redeemed their shares, the Fund had to liquidate a larger portion of its assets to

meet its redemption obligations. The SEC guidelines generally limit an open-

ended fund's holdings in illiquid securities to 15% of the fund's net assets. Illiquid

securities are assets that cannot be sold in the ordinary course of business within

seven days at the value established by the Fund, including securities that cannot be

sold due to legal or contractual restrictions.

34.   The Trust's Form N-1A Registration Statement ("Prospectus")

provided that the Fund would not invest more than 15% of its net assets in illiquid

securities. The Trust, at all relevant times, represented to Stockholders that illiquid

securities represented less than 15% of the Fund's net assets.

C.   **Valuing the Fund's Assets**

35.   The Trust calculates and reports the Fund's NAV at the close of each

trading day. The Adviser established a Valuation Committee (the "Valuation

Committee") which was responsible for overseeing the pricing and valuation of the

Fund's assets on a daily basis. The Valuation Committee is composed of the

Trust's Chief Financial Officer (defendant Dugan), Controller (defendant Buono)

and General Counsel (defendant Hall). The valuation pricing and valuation

policies and procedures, which set forth the mechanisms and processes to be used

to calculate the Fund's NAV, are established by the Adviser and approved by the

Board.

36.　　The Trust established a Fair Value Committee composed of the non-

Adviser members of the Board (defendants Chapman, Franks, Kaier, Rakowski,

Reinkemeyer, Shubik and Walden). The Fair Value Committee performs quarterly

reviews of the pricing methodologies developed by the Valuation Committee.

37.　　A material percentage of the Fund's investments were in restricted

securities and other assets for which market quotations are not readily available.

For purposes of the Fund's NAV, Section 9.3 of the Trust Instrument requires that

securities and assets for which market quotations are not readily available be

valued at "fair value." The Adviser purported to value these assets at "fair value,"

pursuant to the pricing and valuation procedures authorized by the Board.

38.　　In accordance with Financial Accounting Standards Board

Accounting Standard Codification ("FASB ASC") 820-10, Fair Value

Measurements and Disclosures, the Fund must disclose the fair value of its

investments in a hierarchy that prioritizes the inputs used to measure fair value.

11

Fair value is defined as the price the Fund would receive in an orderly transaction to an independent buyer in the principal or most advantageous market for the investment under current market conditions. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurement).

39. The three levels of the fair value hierarchy are: Level 1 asset valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 asset valuations are based on either directly or indirectly observable inputs, including inputs from markets not considered to be active. Level 2 asset valuations are sometimes referred to as "mark to model." Level 3 asset valuations are based on estimates or risk-adjusted value ranges (including the Funds' own assumptions in determining the fair value of investments). Level 3 asset valuations are sometimes referred to as "mark-to-myth."

40. Because Level 2 and Level 3 assets are not traded in active markets, the Adviser and the Board's valuation of these assets was highly subjective and often based on the Adviser's and the Board's assumptions and judgment.

12

D. Volatility in the High Yield and Distressed Asset Market Results in Increased Redemption Requests

41.   In January 2014, the SEC responded to increased volatility in the fixed income market by releasing an "IM Guidance Update" (No. 2014-01). The IM Guidance Updated noted that in June 2013, the fixed income markets experienced increased volatility due to the prospect of the Federal Reserve Board ending its quantitative easing program and a general rise in interest rates. The IM Guidance Update noted the increase in outflows from bond mutual funds and recommended that fund managers consider various steps, including assessing liquidity, to ensure the ability to meet redemption requests.

42.   According to recent news articles, increased redemption requests began to affect the Fund as early as mid-2014. As more Fund investors sought to redeem their shares, the Fund was forced to liquidate additional assets to meet its obligations. To do so, the Fund sold off its more liquid assets. However, by selling its liquid assets, the Fund increased its overall percentage of illiquid assets.

43.   As the market for distressed debt worsened, more investors fled the Fund. From January 2015 through November 2015, investors withdrew an estimated $979 million from the Fund.

44.   The redemption trend was aptly noted, but consciously ignored, by the Individual Defendants. The Fund experienced significant net redemptions in December 2014 of approximately $400 million. In each month from January

13

through April 2015, the Fund continued to experience redemptions at an elevated

rate. Beginning in May 2015, redemptions increased at an alarming rate with

redemptions of approximately $50 million in May, $100 million in June, $225

million in July, $200 million in August and $350 million in September.

45. Due to the flood of redemptions, the Fund was obligated to sell more

of its assets. Because the Fund had overstated the value of many of its assets and

overstated its liquidity, the Fund was unable to liquidate sufficient assets to meet

its redemption obligations without suffering significant losses.

46. As reported in December 2015, the Fund lost approximately 30% of

its value in 2015, compared with returns of -1.94% in the Barclays Capital U.S.

Corporate High Yield Index and 0.81% in the Credit Suisse Leveraged Loan Index.

E. Defendants Understated the Percentage of Illiquid Securities and Reported Unrealistic Asset Valuations

47. From at least mid-2014 through the end of 2015, the number of

investors seeking redemptions grew at an alarming rate. The Adviser and the

Individual Defendants had to sell Fund assets to raise cash to meet redemption

requests. Because the Fund's assets were overly invested in illiquid investments,

the Adviser and the Individual Defendants first sold off the Fund's liquid

investments, leaving the Fund with a higher concentration of riskier, illiquid assets.

When the Adviser and the Individual Defendants attempted to sell the riskier

assets, they were forced to accept prices below their valuations. However, despite

14

the fact that the Adviser and the Individual Defendants were forced to sell assets below their reported valuations, they did not adjust the Fund's remaining valuations to reflect the reality of the marketplace.

48. The Individual Defendants failed adequately to account for the downturn in the high-yield market and its effect both on the value of the Fund's assets and the liquidity of those assets. By failing to accurately value the Fund's assets consistent with market realities, the Defendants consistently reported NAV's that were unreasonably high and for which Defendants had no good faith basis.

49. By reporting unreasonable NAVs, the Adviser and the Individual Defendants gave investors a false impression of the Fund's risk and losses, which induced some investors to retain their investments when they otherwise would have redeemed them. At the same time, the unrealistic NAVs resulted in over-payments to those investors who did redeem their shares. The Fund was forced to liquidate even more investments at low prices, which caused the Fund's NAV to decline even further.

50. A summary of the Funds' declining assets and increases in "fair valued securities" is evidenced by the chart below:

Pricing Methodology	Q4 (1/31/15)[1]	Q1 (4/30/15)	Q2 (7/31/15)	Q3 (10/31/15)
Independently priced securities	$1,597.0 (68%)	$1,399.6 (57%)	$1,385.0 (66%)	$587.0 (43%)
Average of multiple broker quotes	$69.8 (3%)	$35.6 (1%)	$179.1 (8%)	$178.2 (13%)
Single broker quote	$237.0 (10%)	$312.4 (13%)	$122.9 (6%)	$24.3 (2%)
Fair Valued Securities	**$102.0 (4%)**	**$167.4 (7%)**	**$191.5 (9%)**	**$230.9 (17%)**
Other assets less liabilities[2]	(15%)	(22%)	(11%)	(25%)
Total Assets (Mkt)	**$2,367.8**	**$2,463.1**	**$2,095.9**	**$1,369.1**

51.   As redemptions poured in, Defendants manipulated the Funds' NAV and performance by overstating the value of its "fair valued" securities. In July 2015, for example, Defendants increased the fair value of the equity of Liberty Tire, which the Fund had just acquired in March 2015, from $0.62 per share to $6.35 per share. That change increased the Fund's assets by $19.7 million and increased its NAV by $0.08 per share. Defendants' "fair value" of Liberty Tire, which was one of the Fund's largest positions, differed substantially from other mutual funds, as reflected in the following chart:

---

[1]   In millions, and () as a percent of total assets.

[2]   These other assets are mostly comprised of cash.

Fund	Valuation Date	144a Notes	Equity
Third Avenue Focused Credit Fund	10/31/15	$100	$6.35
Pioneer Multi-Asset Income Fund	10/31/15	$64	$0.01
Pioneer High Yield Fund	10/31/15	$64	$0.01
American Beacon High Yield Bond Fund	10/31/15	$62	N/A
AB (Alliance Bernstein) High Income Fund	10/31/15	$48	"less than $0.50"

The effect of using the fair values adopted by Defendants for the Fund's Liberty Tire equity and 144a notes as opposed to the next highest values used by the funds reflected in the chart above ($0.50 for the equity and $64 for the 144a bonds) was to increase the Fund's total assets as of October 31, 2015 by approximately $38 million.

52.   In October 2015, Defendants switched the valuation methodology for the securities of Ideal Standard, which was another of the Fund's largest positions, from broker quotes to Defendants' own determination of fair value. That allowed Defendants to increase the Fund's assets by approximately $16 million and its NAV by approximately $0.09 by marking up the value of the Ideal Standard securities substantially. Defendants increased the value of the Fund's Ideal Standard notes to par even though Fitch had recently downgraded Ideal Standard to CC (*i.e.*, "default of some kind appears probable"), explaining that the company's "capital structure is unsustainable" and that "its business isn't growing fast enough to cover its accumulating debt." *Ideal Standard Faces Restructuring on Slow Recovery, Fitch Says*, Bloomberg, Aug 20, 2015, located at

http://www.bloomberg.com/news/articles/2015-08-20/ideal-standard-faces-

restructuring-on-slow-recovery-fitch-says.

53.   At a November 30, 2015, telephonic meeting of the Board of Trustees

for the Fund, the Secretary noted that, ███████████████████████

██

██

██

████████████████████████   Defendant Hall, the Fund's General Counsel, noted

that ███

███

██

███████████████████

54.   On December 7, 2015, Hall reported that ███████████████

██

███████████████████

F.   The Fund Closes and Adopts a Plan of Liquidation

55.   On December 9, 2015, the Trust announced that it had adopted a Plan

of Liquidation for the Fund and stopped accepting additional redemptions. The

Trust ceased honoring redemptions without first obtaining authorization from the

18

SEC. Shares in the Fund no longer traded and were transferable only by operation

of law. The Trust announced that it would make one distribution to Fund

stockholders, on December 16, 2015, of cash assets not needed for the Fund's

expenses or liquidation. It announced that it had placed the Fund's remaining

assets into a liquidating trust.

56.   On December 16, 2015, the Trust announced that it had received an

exemption from the SEC permitting the Fund to suspend redemptions. In addition,

the Trust transferred the Fund's remaining assets out of the liquidating trust and

back to the Fund and the Fund's shares resumed trading.

57.   Soon after the Fund closed, the Fund's structural problems, including

its questionable valuation, became well-reported. One commentator stated flatly,

"I bet the [Fund's] valuations were nowhere near what [the assets] were really

worth." *Cramer: Here's Why Third Avenue Focused Credit Fund Barred*

Redemptions, Jim Cramer, December 14, 2015, located at

http://realmoney.thestreet.com/articles/12/14/2015/cramer-heres-why-third-

avenue-focused-credit-fund-barred-redemptions. Mr. Cramer posited that the

Fund's assets were "so potentially overstated in value that it would be a travesty to

put a real price to the assets."

58.   Another article reported that the Fund's investment portfolio almost

necessarily led to endemic illiquidity because securities of "that type trade infrequently." *Third Avenue Focused Credit Fund – Designed to Implode*, Martin Lowy, December 14, 2015, located at http://seekingalpha.com/article/3752756-third-avenue-focused-credit-fund-designed-to-implode. The article further noted that "officers of Third Avenue Management are concerned that they may have overvalued some portfolio securities."

59.   Yet another article found that "compared to other junk-bond funds, [the Fund] carried an elevated amount of risk." *Inside Third Avenue Management, where employees were terrified to bring bad news to the boss*, Tim McLaughlin, Ross Kerber and Svea Herbst-Bayliss, Reuters, December 24, 2015, located at http://www.businessinsider.com/r-hidden-in-plain-sight-big-risks-at-failed-third-avenue-fund-were-clear-to-some-2015-12. It noted that the Fund's 20% Level 3 assets was higher than any other US junk bond fund with at least $500 million in assets. Further, the Fund had 76% of its portfolio in "very low-rated 'CCC+' rated securities and below, compared with a median level of 22% among similar junk funds." The Trust's former CEO, David Barse, was described by his colleagues as "blunt and autocratic," which according to reports, "made it hard for subordinates to bring him bad news":

> Barse sometimes berated employees in front of colleagues, reducing them to tears, according the current and former employees. In the months before Focused Credit's collapse, key people jumped ship as the fund hemorrhaged assets, declining to less than $1 billion from more than $3 billion in 2014. Three members of Focused Credit

Fund's eight-member team, for example, left during the first half of 2015, according to current and former Third Avenue employees.

60.   An article in *The Wall Street Journal* reported that the Adviser was "a firm hobbled by prolonged dissension, with Mr. Barse often at the center . . . ." *How the Third Avenue Fund Melted Down*, Gregory Zuckerman & Matt Wirz, Wall Street Journal, December 23 2015, located at http://www.wsj.com/articles/how-the-third-avenue-fund-melted-down-1450903135. "The staff stopped using the conference room adjoining Mr. Barse's office because sometimes he could be heard shouting through the walls." At one point in 2012, after a portfolio manager defended an employee that Mr. Barse reprimanded, "Mr. Barse threw a cellphone at Mr. Lapointe's chest."

61.   Another article described the Fund's closure as a "shocking failure." *Third Avenue Focused Credit Closes*, Amy Feldman, Barron's (U.S. ed.), December 12, 2015, located at http://www.barrons.com/articles/third-avenue-focused-credit-closes-1449899465. The article noted that:

> Third Avenue's portfolio was far riskier and more concentrated than the average junk-bond mutual fund. More than 50% of its assets were unrated by credit agencies, while another 28% of the fund held bond issues rated CCC. That's nearly triple the proportion held by high-yield peers, according to S&P Capital IQ. "These are the most illiquid bonds in an already illiquid market," says Morningstar senior fixed-income analyst Sumit Desai. "In hindsight, the strategy probably shouldn't have been in a mutual fund wrapper."

21

CLASS ACTION ALLEGATIONS

62.   Plaintiff Wagner brings this action pursuant to Court of Chancery Rule 23, on behalf of himself and all other Fund Stockholders other than Defendants and their affiliates (the "Class").

63.   This action is properly maintainable as a class action. Joinder of all class members is impracticable. As of January 31, 2016, the Fund had approximately 117 million shares held by hundreds if not thousands of Stockholders.

64.   There are common questions of law and fact including, whether the Defendants breached the Trust Instrument and whether and to what extent the Class has been injured.

65.   Plaintiff is committed to prosecuting this action and he will fairly and adequately protect the interests of the Class. Plaintiff's claims are typical of the Class and there are no material conflicts of interest between Plaintiff and the Class as a whole. Plaintiff is fully adequate to represent the Class in this matter.

66.   The prosecution of separate actions by individual Class members would create an unreasonable risk of inconsistent adjudications. The resulting inefficiencies would unnecessarily burden the parties and the Courts.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

67.   Plaintiff brings this action derivatively on behalf of the Trust for the benefit of the Fund. This action is to redress injuries suffered as a direct and proximate result of the misconduct alleged herein. The Trust is named as a nominal defendant solely in a derivative capacity.

68.   Plaintiff will fairly and adequately represent the interests of the stockholders in enforcing and prosecuting their rights and the rights of the Trust.

69.   Plaintiff made a substantial investment in the Fund and owned his shares continuously throughout the period in which the Individual Defendants' wrongful acts occurred. Plaintiff continues to own his shares.

70.   This action is not being used by Plaintiff to gain any personal advantage, nor does Plaintiff maintain any personal agenda other than seeking to remedy the wrong that has been done.

71.   Plaintiff did not make a demand on the Board Defendants to commence this action because such demand would have been futile. The Board currently has eight members, defendants Whitman, Chapman, Kaier, Franks, Rakowski, Reinkemeyer, Shubik and Walden.   The Board Defendants face substantial liability as result of their willful misfeasance, bad faith, gross negligence and reckless disregard for their duties and obligations. The Board failed adequately to supervise the Adviser. The Board also violated express

{FG-W0406733.}

obligations under the Trust Instrument, the Fund's Prospectus and other disclosures, and failed to comply with their duties and obligations under Delaware law. Such obligations to comply with law and the Trust's governing documents are not subject to the exercise of business judgment.

72.   The Board Defendants participated in, approved, and/or permitted the wrongful acts complained of herein, and the Board Defendants are liable for damages to the Trust. Further, the Board Defendants and all the Individual Defendants were responsible for managing, monitoring, and planning for the Fund's liquidity under applicable laws, rules and regulations, and they failed to do so. The Board Defendants and all the Individual Defendants were responsible for ensuring that the Fund's assets were allocated as represented by Fund documents and filings with the SEC, and they failed to do so. The Board Defendants and all the Individual Defendants were responsible for ensuring that the Fund's assets were valued at fair value as required by the Trust Instrument and as represented by Fund documents and filings with the SEC, and they failed to do so. The misconduct of the Board Defendants and all the Individual Defendants constitute breaches of fiduciary duty that harmed the Trust and the stockholders.

73.   Pursuant to the 1940 Act and Sections 10.1 and 10.2 of the Trust Instrument, the Board Defendants may not be indemnified for willful misfeasance, bad faith, gross negligence or reckless disregard.

24

74.   All of the Board's current trustees are "interested" and/or "not independent." Whitman is the founder and a portfolio manager of the Adviser. The Trust acknowledges that Whitman is "interested" under the 1940 Act.

75.   Each of the seven purportedly independent trustees is "interested" and/or "not independent" for purposes of demand futility. Each of the seven serve on the Board's Fair Value Committee, which was established expressly to review and oversee the Adviser's fair value determinations for Trust assets. Each of the members of the Fair Value Committee failed to fulfil their duties as committee members, failed to provide adequate oversight of the Adviser's fair value determinations, and approved fair value determinations that were materially inaccurate, not made in good faith and could not have been supported under the circumstances. The seven purportedly independent Trustees' actions as members of the Fair Value Committee amount to willful misfeasance, bad faith, gross negligence and a reckless disregard of their duties and obligations to the Trust and the Stockholders.

76.   Chapman, Kaier, and Rakowski each serve as trustees for The AMG Funds and Aston Funds. AMG, which owns a majority interest in the Adviser, manages The AMG Funds. AMG also owns 100% of Aston Asset Management, which manages the Aston Funds. Chapman's LinkedIn page lists his current occupation as "Mutual Fund Independent Trustee" for "AMG Funds, Aston Funds,

Harding Loevner Funds." Chapman's only other known source of income is as President and Owner of Longboat Retirement Planning Solutions, a consulting firm that has estimated revenues of between $1 million and $2.5 million. Kaier's principal occupation is as a partner with the law firm of Teeters Harvey Gilboy & Kaier LLP, a boutique trust and estate law firm. His law firm bio touts the relationship between his law practice and role as a mutual fund trustee: "[Kaier's] years of practice in the trust and estate area are complemented by service as an independent trustee on the boards of three mutual fund groups." Rakowski's principal occupation is as a Professor at the University of California Berkeley School of Law, where he earned approximately $274,000 in 2014. In 2014, Chapman, Kaier and Rakowski received approximately $500,000, $400,000, and $450,000, respectively, in fees for serving on the boards of AMG-affiliated funds. That income is a material source of income for each of Chapman, Kaier and Rakowski.

77.   Chapman, Franks, Kaier, Rakowski, Shubik, and Walden each also serve as trustee for one or more of the Trust's other funds and, as such, are beholden to the Trust and its parent, AMG.

78.   Shubik's principal occupation is as a professor at Yale University. Shubik has also been a personal friend of Whitman's since graduate school, where they "played poker together on a regular basis." Whitman and Shubik co-authored

{FG-W0406733.}

the book "The Aggressive Conservative Investor," which was originally published in 1979 and updated in 2006. Shubik served as Trustee for the Trust and one other Adviser-affiliated trust since 1999 and 1990, respectively. From 1984 to 1994, Shubik served as a director of Equity Strategies, an open-ended investment company where Whitman was President and CEO. In 2014, Shubik received $85,000 for service on funds associated with the Adviser.

79.   Walden also served as Trustee for the Trust and one other Adviser-affiliated trust since 1999 and 1990, respectively. Walden also worked on Whitman's 2005 book, "Value Investing: A Balanced Approach," and received special thanks from Whitman.

80.   Further, Board Defendant Whitman is the founder of the Adviser and remains at the Adviser as a portfolio manager. All of the Trust's officers, including Dugan, Hall, Reardon and Buono, are officers of the Adviser. The Adviser and its officers were directly responsible for the day-to-day management of the Trust and the Fund, including all investment advice, valuing the Fund's assets, and monitoring the Fund's liquidity. The same individuals also participated in the misconduct which constitutes a breach of fiduciary duty to the Trust and the stockholders.

81.   It would therefore be futile to make a demand on the Board Defendants to sue themselves, the officers of the Trust, and the Adviser. None of

the Board Defendants can consider a demand in an unbiased manner due to the material financial benefits they receive from the Trust and by virtue of the close relationships they have formed with Whitman, the Officer Defendants, the Trust, and one another. Further, the Trust Instrument provides that the Board Defendants have the power to remove and replace trustees. The threat of removal as a trustee is sufficient to prevent any one Board Defendant from agreeing to a demand.

82. The Board Defendants are personally and directly conflicted by their actions and potential liability such that they cannot be expected to respond to a demand in good faith.

COUNT I
BREACH OF FIDUCIARY DUTY
(Against the Individual Defendants and the Adviser; Derivatively on behalf of the Fund)

83. Plaintiff incorporates by reference all preceding and subsequent paragraphs as if set forth fully herein.

84. The Individual Defendants are Trustees and/or officers of the Trust and owe fiduciary duties of care and loyalty to the Trust and the Fund in managing the Fund's affairs. Certain Individual Defendants are also officers of the Adviser and, in that capacity, also owe fiduciary duties of care and loyalty to the Trust and the Fund in managing the Fund's affairs. The Adviser owes fiduciary duties of loyalty and care to the Trust and the Fund in managing the Fund's affairs.

28

85.   As set forth above, each of the Individual Defendants and the Adviser breached their fiduciary duties to the Trust and the Fund through willful misconduct or gross negligence. The Individual Defendants and the Adviser placed significantly more than 15% of the Fund's assets in illiquid investments, in violation of the Fund's Prospectus and SEC guidelines. The Individual Defendants and the Adviser failed to monitor and manage the Fund's liquidity.

86.   The Individual Defendants and the Adviser controlled and manipulated the valuation process for the Fund's assets and reported unreasonable NAVs to: (1) induce investors to maintain their investments in the fund; and (2) increase the fees paid by the Fund to the Adviser.

87.   As a direct and proximate result of the breaches of fiduciary duty by the Individual Defendants and the Adviser, the Trust and the Fund have sustained substantial harm and damages.

88.   The Individual Defendants and the Adviser are liable to the Trust and the Fund as a result of the acts alleged herein.

COUNT II
AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against the Adviser and the Officer Defendants;
Derivatively on behalf of the Fund)

89.   Plaintiff incorporates by reference all preceding and subsequent paragraphs as if set forth fully herein.

90.   The Adviser and the Officer Defendants each owe fiduciary duties to the Trust and the Fund. In the alternative, the Adviser and the Officer Defendants are each liable as aiders and abettors of the Board Defendants' breaches of fiduciary duties.

91.   The Adviser and the Officer Defendants were aware of the Board Defendants' fiduciary obligations to the Trust and the Fund, and they substantially assisted the Board Defendants' breaches of those fiduciary duties by manipulating the Fund's NAV.

92.   The Adviser and the Officer Defendants' substantial assistance to the Board Defendants' breaches of fiduciary duties directly and proximately harmed the Trust and the Fund.

93.   The Adviser and the Officer Defendants are liable to the Trust and the Fund as a result of the acts alleged herein.

COUNT III
BREACH OF CONTRACT
(Against the Adviser; Derivatively on Behalf of the Fund)

94.   Plaintiff incorporates by reference all preceding and subsequent paragraphs as if set forth fully herein.

95.   The Investment Advisory Agreement is a valid contract between the Trust, the Fund and the Adviser pursuant to which the Adviser is responsible for

30

the day-to-day management of the Fund, including valuation of the Fund's assets, monitoring liquidity, and processing redemptions.

96. The Trust and the Fund complied with all of their obligations under the Investment Advisory Agreement.

97. The Adviser breached the Investment Advisory Agreement with the Trust by, *inter alia*: (1) investing more than 15% of the Fund's assets in illiquid investments; and (2) inflating the value of Trust assets. As a result of the Adviser's breaches of contract, the Fund paid out more money to redeeming investors than it would have but for the Adviser's breach.

98. Further, the Adviser's management fee was based on the Fund's NAV. As a result of the breaches of contract, the Fund paid materially inflated fees to the Adviser.

99. Additionally, the implied covenant of good faith and fair dealing inherent in the Investment Advisory Agreement obligates the Adviser not to act arbitrarily and in bad faith to deprive the Trust and the Fund of the benefit of their bargain.

100. As a direct and proximate result of the Adviser's breaches of contract, the Trust and the Fund have sustained substantial harm and damages.

101. The Adviser is liable to the Trust and the Fund as a result of the acts alleged herein.

{FG-W0406733.}

COUNT IV
BREACH OF CONTRACT
(Against the Individual Defendants; Directly on Behalf of the Stockholders)

102.   Plaintiff incorporates by reference all preceding and subsequent paragraphs as if set forth fully herein.

103.   The Trust Instrument is a valid contract governing the relationship among the Trust, the Fund, the Board, the Fund's officers and the Fund's Stockholders.

104.   The Individual Defendants breached the Trust Instrument by failing to comply with the requirement that the securities and assets for which market quotations are not readily available be valued at "fair value."

105.   Additionally, the implied covenant of good faith and fair dealing inherent in the Trust Agreement obligates the Individual Defendants not to act arbitrarily and in bad faith.

106.   As a direct and proximate result of the Individual Defendants' breaches of contract, the Fund's Stockholders have sustained substantial harm and damages.

107.   The Individual Defendants are liable to the Fund's Stockholders as a result of the acts alleged herein.

COUNT V
BREACH OF CONTRACT
(Against the Adviser; Directly on Behalf of the Stockholders)

108. Plaintiff incorporates by reference all preceding and subsequent paragraphs as if set forth fully herein.

109. There is a valid contract between the Trust, the Fund and the Adviser pursuant to which the Adviser is responsible for the day-to-day management of the Fund, including valuation of the Fund's assets, monitoring liquidity, and processing redemptions.

110. The Trust and the Fund complied with all of their obligations under the contract.

111. The Adviser breached its contract with the Trust by, *inter alia*: (1) investing more than 15% of the Fund's assets in illiquid investments; and (2) inflating the value of Trust assets. As a result of the Adviser's breaches of contract, the Fund paid out more money to redeeming investors than it would have but for the Adviser's breach.

112. Further, the Adviser's management fee was based on the Fund's NAV. As a result of the breaches of contract, the Fund paid materially inflated fees to the Adviser.

113. The Stockholders of the Fund are intended third party beneficiaries of the Investment Advisory Agreement.

114. Additionally, the implied covenant of good faith and fair dealing inherent in the Investment Advisory Agreement obligates the Adviser not to act arbitrarily and in bad faith to deprive the Stockholders of the Fund of the benefit of their bargain.

115. As a direct and proximate result of the Adviser's breaches of contract, the Fund's Stockholders have sustained substantial harm and damages.

116. The Individual Defendants are liable to the Fund's Stockholders as a result of the acts alleged herein.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment on behalf of the Trust and the Fund against the Individual Defendants, jointly and severally, as set forth herein:

i)   Declaring that Plaintiff may bring this action as a derivative action on behalf of the Trust and the Fund;

ii)   Declaring that this action is properly maintainable as a class action and designating Plaintiff as Class Representative;

iii)   Ordering each Individual Defendant and the Adviser to pay damages and/or restitution to the Fund and/or the Stockholders in an amount to be proven at trial;

iv)   Ordering the Adviser to return to the Fund all management, advisory and other fees paid to it by the Fund during the period when it breached its

34

fiduciary duty to the Trust and the Fund, aided and abetted the Board Defendants'

breach of fiduciary duty, and/or violated the Trust Instrument and Investment

Advisory Agreement;

v)   Ordering the Individual Defendants and the Adviser to pay prejudgment and post-judgment interest;

vi)   Awarding Plaintiff his costs and disbursements and reasonable

allowances for fees of Plaintiff's counsel and experts and reimbursement of

expenses; and

vii)   Granting such other and further relief as the Court deems just and

proper.


/s/ Joel Friedlander

Joel Friedlander (Bar No. 3163)
Jeffrey M. Gorris (Bar No. 5012)
Christopher P. Quinn (Bar No. 5823)
FRIEDLANDER & GORRIS, P.A.
1201 N. Market Street, Suite 2200
Wilmington, DE 19801
(302) 573-3500

Counsel for Plaintiff


OF COUNSEL:

BRAGAR EAGEL & SQUIRE, P.C.
Lawrence P. Eagel
Jeffrey H. Squire
J. Brandon Walker
David J. Stone
885 Third Avenue, Suite 3040
New York, New York 10022
(212) 308-5858

GLANCY PRONGAY & MURRAY LLP
Robert V. Prongay
1925 Century Park East, Suite 2100
Los Angeles, California 90067
(310) 201-9150

Dated: April 8, 2016

{FG-W0406733.}

JS-6

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES—GENERAL

Case No. **CV-16-602-MWF (SSx), CV-16-736- MWF (SSx),**   **Date:** **April 12, 2016**
              CV-16-770-MWF (SSx), CV-16-904-MWF (SSx)
Title: Loi Tran *-v-* Third Avenue Management LLC et al.; Inter-Marketing Group
            USA, Inc. *-v-* Third Avenue Trust et al.; Scott Matthews *-v-* Third Avenue
            Management LLC et al.; Suprabha Bhat *-v-* Third Avenue Management LLC
            et al.

Present: The Honorable MICHAEL W. FITZGERALD, U.S. District Judge

Relief Deputy Clerk:	Court Reporter:
Cheryl Wynn	Not Reported

Attorneys Present for Plaintiff:	Attorneys Present for Defendant:
None Present	None Present

Proceedings (In Chambers):   ORDER GRANTING MOTION TO TRANSFER TO
                                SOUTHERN DISTRICT OF NEW YORK

     Before the Court are the following related putative securities class actions filed
against Third Avenue Trust (the "Trust"), its manager and investment advisor Third
Avenue Management LLC ("TAM"), its underwriter M.J. Whitman LLC (the
"Underwriter"), and certain individual trustees and officers of the Trust or TAM:

 ▪ *Tran v. Third Avenue Management LLC et al.*, No. 2:16-cv-602-MWF-SSx
   ("*Tran* Docket");

 ▪ *Inter-Marketing Group USA, Inc. v. Third Avenue Trust et al.*, No. 16-cv-
   736-MWF-SSx ("*IMG* Docket");

 ▪ *Matthews v. Third Avenue Management LLC et al.*, No. 16-cv-770-MWF-
   SSx ("*Matthews* Docket"); and

 ▪ *Bhat v. Third Avenue Management LLC et al.*, No. 16-cv-904-MWF-SSx
   ("*Bhat* Docket").

     In addition to claims asserted against the Trust, TAM, and the Underwriter, the
Complaints in *Tran*, *Matthews*, and *Bhat* assert claims against the same group of
individual Defendants: Martin J. Whitman; David M. Barse; Jack W. Aber; William E.

JS-6

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES—GENERAL

**Case No. CV-16-602-MWF (SSx), CV-16-736- MWF (SSx),   Date: April 12, 2016
CV-16-770-MWF (SSx), CV-16-904-MWF (SSx)**

Title: Loi Tran -*v*- Third Avenue Management LLC et al.; Inter-Marketing Group USA, Inc. -*v*- Third Avenue Trust et al.; Scott Matthews -*v*- Third Avenue Management LLC et al.; Suprabha Bhat -*v*- Third Avenue Management LLC et al.

Chapman, II; Lucinda Franks; Edward J. Kaier; Marvin Moser; Eric Rakowski; Martin Shubik; Charles C. Walden; Vincent J. Dugan; W. James Hall, III; Michael Buono; Thomas Lapointe; Nathaniel Kirk; Edwin Tai; and Joseph Zalewski. (*Tran* Docket No. 1 ("*Tran* Complaint"); *Matthews* Docket No. 1 ("*Matthews* Complaint"); *Bhat* Docket No. 1 ("*Bhat* Complaint")). The Complaint in *IMG*, however, differs in that certain individual Defendants are excluded (*i.e.*, Aber, Moser, Hall, Buono, Lapointe, Kirk, Tai, and Zalewski) and one individual Defendant is added (*i.e.*, Patrick Reinkemeyer). (*IMG* Docket No. 1 ("*IMG* Complaint")).

Now pending before the Court are two opposed Motions to Transfer to the Southern District of New York ("SDNY"):

- In the *Tran* action, Defendants Buono, Dugan, Hall, the Underwriter, TAM, and the Trust filed a Motion to Transfer Case to SDNY ("*Tran* Motion"). (*Tran* Docket No. 11). Defendants Barse and Whitman filed Joinders to this motion. (*Id.* Docket Nos. 22, 26). Plaintiff Tran filed an Opposition ("*Tran* Opposition") (*id.* Docket No. 24), to which Defendants filed a Reply ("*Tran* Reply") (*id.* Docket No. 28). Defendants also filed a Notice of New Facts on April 4, 2016. (*Id.* Docket No. 45).

- In the *IMG* action, Defendants Dugan, the Underwriter, the Trust, and TAM filed a Motion and Amended Motion to Transfer Case to SDNY in the *IMG* action ("*IMG* Motion"). (*IMG* Docket Nos. 21, 25). Defendants Barse and Whitman again filed Joinders to this motion. (*Id.* Docket Nos. 32, 46). Plaintiff IMG filed an Opposition ("*IMG* Opposition") (*id.* Docket No. 49), to which Defendants filed a Reply ("*IMG* Reply") (*id.* Docket No. 50).

Also pending before the Court are two unopposed Motions to Transfer to SDNY filed in the *Matthews* and *Bhat* actions. (*Matthews* Docket No. 22; *Bhat* Docket No.

JS-6

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES—GENERAL

Case No. **CV-16-602-MWF (SSx), CV-16-736- MWF (SSx),   Date: April 12, 2016**
 CV-16-770-MWF (SSx), CV-16-904-MWF (SSx)
Title: Loi Tran -*v*- Third Avenue Management LLC et al.; Inter-Marketing Group USA, Inc. -*v*- Third Avenue Trust et al.; Scott Matthews -*v*- Third Avenue Management LLC et al.; Suprabha Bhat -*v*- Third Avenue Management LLC et al.

13). Defendants Barse and Whitman again filed Joinders to these motions. (*Matthews* Docket Nos. 31, 34; *Bhat* Docket Nos. 22, 29).

The Court has read and considered the Motions and related papers, and a hearing was held on **April 11, 2016**.

For the reasons stated below, the Motion to Transfer is **GRANTED**. The convenience of the parties, the convenience of the witnesses, and the interests of justice overwhelmingly support a transfer of these four related cases to SDNY. It is immaterial that the first-filed action, now pending in the Southern District of New York, was originally filed in the New York Supreme Court and then removed, or that it is in form a derivative action.

I.   FACTUAL BACKGROUND

Plaintiffs in *Tran*, *Matthews*, *IMG*, and *Bhat* bring claims arising under the Securities Act of 1933 on behalf of a putative nationwide class for securities fraud. The four related actions are brought on behalf of the same putative class of the purchasers of Third Avenue Focused Credit Fund Investor Class shares and Third Avenue Focused Credit Fund Institutional Class shares between March 1, 2013, and December 10, 2015. (*Tran* Complaint ¶ 1; *IMG* Complaint ¶ 4; *Matthews* Complaint ¶ 1; *Bhat* Complaint ¶ 1). Because the four Complaints overlap substantially in their allegations, the Court takes the following facts from the earliest-filed *Tran* Complaint:

The Trust is an open-end management investment company that consists of different investment series, including the Third Avenue Focused Credit Fund (the "Fund."). (*Tran* Complaint ¶ 10). TAM serves as the investment adviser of the Fund and manages the Fund's daily operations, including selecting the Fund's investments. (*Id.* ¶ 11). The Underwriter, an affiliate of TAM, serves as the principal underwriter and distributor of shares for the Fund. (*Id.* ¶ 12). The Underwriter also serves as the

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES—GENERAL

Case No. CV-16-602-MWF (SSx), CV-16-736- MWF (SSx),   Date: April 12, 2016
CV-16-770-MWF (SSx), CV-16-904-MWF (SSx)
Title: Loi Tran -*v*- Third Avenue Management LLC et al.; Inter-Marketing Group
USA, Inc. -*v*- Third Avenue Trust et al.; Scott Matthews -*v*- Third Avenue
Management LLC et al.; Suprabha Bhat -*v*- Third Avenue Management LLC
et al.

Trust's agent in the continuous public offering of the Fund's shares. (*Id.*). The Trust,
TAM, and the Underwriter are headquartered in New York City. (*Id.* ¶¶ 10–12).

Plaintiffs allege that Defendants violated the Securities Act by registering,
offering, and selling shares of the Fund pursuant to false and misleading registration
statements and prospectuses. (*Id.* ¶ 3). Specifically, like most mutual funds, the Fund
promised investors that it would hold only a small portion of its assets in illiquid
securities. (*Id.* ¶ 4). The Fund's registration statements and prospectuses issued and
filed with the Securities Exchange Commission ("SEC") represented that the Fund
would hold no more than 15% of its assets in illiquid securities. (*Id.*). During the
relevant period, however, the Fund consisted of a far greater portion of illiquid assets
than promised. (*Id.*). In 2014 and 2015, facing growing redemptions, the Fund shrank
to less than $1 billion in assets. (*Id.*). The increasing redemptions and excessive
illiquidity of the Fund threatened forced sale of the illiquid securities at fire sale prices.
(*Id.*). The Fund became so concentrated in illiquid securities that, on December 10,
2015, Defendants suspended redemptions and announced a plan to sell its remaining
assets over time. (*Id.*). During the relevant period, the decline in the Fund's Net Asset
Value represented a loss of over 36%. (*Id.* ¶ 49).

On January 15, 2016, William Engel filed a derivative action against TAM as
well as Defendants Whitman, Barse, Dugan, Hall, Buono, and Joseph J. Reardon in the
Supreme Court of the State of New York (the "SDNY Action"). (*Engel v. Third
Avenue Management Company LLC et al.*, No. 1:16-cv-1118-PKC (S.D.N.Y.)
("SDNY Docket"), Removal Papers (Docket No. 1)). The Complaint also named the
Trust as a Nominal Defendant. (*Id.*). On February 12, 2016, Defendants removed the
action to the Southern District of New York. (*Id.*).

On March 8, 2016, William Engel filed an Amended Complaint, which
describes the "Nature of the Case" as follows:

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES—GENERAL

Case No. **CV-16-602-MWF (SSx), CV-16-736- MWF (SSx),**   **Date: April 12, 2016**
CV-16-770-MWF (SSx), CV-16-904-MWF (SSx)

Title: Loi Tran -*v*- Third Avenue Management LLC et al.; Inter-Marketing Group USA, Inc. -*v*- Third Avenue Trust et al.; Scott Matthews -*v*- Third Avenue Management LLC et al.; Suprabha Bhat -*v*- Third Avenue Management LLC et al.

> This is a shareholder derivative action brought by an investor, in and on behalf of the Third Avenue Focused Credit Fund (the "Fund") to recover approximately $500 million of losses and other damages sustained as a direct result of Defendants' failure to comply with their most fundamental and basic duty—to manage and maintain sufficient liquidity for the Fund to stay open and in business.

(*Id.* Docket No. 30 ¶ 1).

The Amended Complaint asserts claims of breach of fiduciary duties and breach of contract against Defendants based on Defendants' failure to comply with SEC rules and regulations as well as the Fund's own representations in prospectuses and registration statements that the Fund's investment in illiquid securities would be restricted to no more than 15% of the Fund's assets. (*Id.* ¶¶ 8–9, 40–66, 99–110).

On January 27, 2016, Plaintiff Loi Tran filed suit on behalf of the putative nationwide class for securities fraud in this District. Plaintiffs in *Matthews*, *Bhat*, and *IMG* subsequently initiated separate actions for the same claims in this District, and these actions were later transferred to this Court based on their relatedness to the *Tran* action.

II.   DISCUSSION

A.   Motion to Transfer

"For the convenience of parties and witnesses, in the interest of justice, a district court may transfer any civil action to any other district or division where it might have

JS-6

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES—GENERAL

Case No. CV-16-602-MWF (SSx), CV-16-736- MWF (SSx), Date: April 12, 2016
CV-16-770-MWF (SSx), CV-16-904-MWF (SSx)

Title: Loi Tran -*v*- Third Avenue Management LLC et al.; Inter-Marketing Group USA, Inc. -*v*- Third Avenue Trust et al.; Scott Matthews -*v*- Third Avenue Management LLC et al.; Suprabha Bhat -*v*- Third Avenue Management LLC et al.

been brought . . . ." 28 U.S.C. § 1404(a). However, a motion to transfer should not merely shift the inconvenience from the moving party to the opposing party. *See Decker Coal Co. v. Commonwealth Edison Co.*, 805 F.2d 834, 843 (9th Cir. 1986).

"The burden is on the moving party to establish that a transfer will allow a case to proceed more conveniently and better serve the interests of justice." *Allstar Mktg. Group, LLC v. Your Store Online, LLC*, 666 F. Supp. 2d 1109, 1131 (C.D. Cal. 2009). The threshold question under Section 1404(a) requires the Court to determine whether the case could have been brought in the forum to which the transfer is sought." *Roling v. E*Trade Secs., LLC*, 756 F. Supp. 2d 1179, 1184 (N.D. Cal. 2010). None of the parties disputes that this case could have been brought in SDNY, and the Court agrees.

"If venue would be appropriate in the would-be transferee court, then the court must make an 'individualized, case-by-case consideration of convenience and fairness.'" *Roling*, 756 F. Supp. at 1184. The Court must consider the following three factors: (1) the convenience of the parties; (2) the convenience of the witnesses; and (3) the interests of justice. 28 U.S.C. § 1404(a). "In analyzing the third factor, the 'interests of justice,' a number of factors are relevant, including: (1) the location where the relevant agreements were negotiated and executed, (2) the state that is most familiar with the governing law, (3) the plaintiff's choice of forum, (4) the respective parties' contacts with the forum, (5) the contacts relating to the plaintiff's cause of action in the chosen forum, (6) the differences in the costs of litigation in the two forums, (7) the availability of compulsory process to compel attendance of unwilling non-party witnesses, and (8) the ease of access to sources of proof." *Metz v. U.S. Life Ins. Co. in City of New York*, 674 F. Supp. 2d 1141, 1145-46 (C.D. Cal. 2009).

1. Convenience of the Parties

The convenience of the parties weighs in favor of transfer. The Trust, TAM, and the Underwriter are headquartered in Manhattan. (Declaration of W. James Hall ("Hall

---

CIVIL MINUTES—GENERAL   6

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES—GENERAL

Case No. CV-16-602-MWF (SSx), CV-16-736- MWF (SSx),   Date: April 12, 2016
CV-16-770-MWF (SSx), CV-16-904-MWF (SSx)

Title: Loi Tran -*v*- Third Avenue Management LLC et al.; Inter-Marketing Group USA, Inc. -*v*- Third Avenue Trust et al.; Scott Matthews -*v*- Third Avenue Management LLC et al.; Suprabha Bhat -*v*- Third Avenue Management LLC et al.

Decl."), Docket No. 11-2 ¶¶ 3–5). Furthermore, a majority of the individual Defendants reside in New York City or nearby cities or states. (*Id.* ¶ 7 (of the individual Defendants, eight reside in New York, three in Connecticut, one in New Jersey, one in Pennsylvania, and one in Maryland)). One individual Defendant named in the *IMG* action resides in California. (*IMG* Opposition at 4).

On the other hand, based on the record before the Court, the only Plaintiff who resides in this District or even California, is Plaintiff Tran. (*Tran* Complaint ¶ 9). Plaintiff Bhat is a resident of Houston, Texas (*Bhat* Complaint ¶ 12), and the residences of Plaintiffs IMG and Matthews are not pleaded in their Complaints or the briefing submitted in this Motion. Defendants indicate that, upon information and belief, IMG is headquartered in Chicago. (Declaration of John P. Coffey ("Coffey Decl."), Docket No. 11-3 ¶¶ 8–9). Assuming that IMG is based in Chicago, which is closer to New York City than Los Angeles, the Court does not see how IMG would be more inconvenienced by a transfer to SDNY. Furthermore, as discussed in more detail below, the significance of Plaintiff Tran's residence in this District is significantly discounted by the fact that his participation in the action is likely limited based on his decision not to compete for appointment as Lead Plaintiff. At the hearing, counsel for Plaintiff Tran acknowledged this fact and indicated that Plaintiff Tran is "agnostic" to the outcome of the Motion. The Court also notes that Plaintiffs Matthews and Bhat do not oppose a transfer to SDNY.

Given that over a dozen Defendants reside in SDNY or neighboring areas and that only one Plaintiff, who has not sought appointment as Lead Plaintiff, and one individual Defendant reside in California, the convenience of the parties overwhelmingly favors transfer.

2. Convenience of the Witnesses

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES—GENERAL

Case No. **CV-16-602-MWF (SSx), CV-16-736- MWF (SSx),   Date: April 12, 2016**
CV-16-770-MWF (SSx), CV-16-904-MWF (SSx)

Title: Loi Tran -*v*- Third Avenue Management LLC et al.; Inter-Marketing Group USA, Inc. -*v*- Third Avenue Trust et al.; Scott Matthews -*v*- Third Avenue Management LLC et al.; Suprabha Bhat -*v*- Third Avenue Management LLC et al.

"The relative convenience to the witnesses is often recognized as the most important factor to be considered in ruling on a motion under § 1404(a)." *Metz*, 674 F. Supp. 2d at 1147 (citation omitted). In balancing the convenience of witnesses, "courts must consider not only the number of witnesses, but also the nature and quality of their testimony. The convenience of non-party witnesses is a more important factor than the convenience of party witnesses." *Id.*

As discussed above, the Trust, TAM, and the Underwriter are headquartered in Manhattan, New York. The future pretrial and trial phases of these actions will heavily involve employees of these Defendants, as they are presumably the most knowledgeable about the contents of the Fund's prospectuses, liquidity level, investment strategy, as well as liquidation and redemption processes. Furthermore, Defendants have also named five third-party service providers based in New York and Pennsylvania who have assisted previously in the valuation of the Fund assets, Fund audits, and preparation of Fund prospectuses and registration statements. (Hall Decl. ¶ 9).

Beyond Plaintiff Tran, Plaintiffs have not identified a single witness who will be inconvenienced if transfer to SDNY is granted. Although there may be additional putative class members who reside in California, this is not a fact unique to California given the nationwide nature of the putative class. IMG argues that the Fund has made numerous investments in California entities (*IMG* Opposition at 4), but the relevance of these California entities is not clear and it seems unlikely to the Court that witnesses from these California entities would be involved in this litigation.

Accordingly, on balance, the convenience of the witnesses, particularly the relevant third-party witnesses, overwhelmingly favors transfer.

3. Interests of Justice

JS-6

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES—GENERAL

Case No. **CV-16-602-MWF (SSx), CV-16-736- MWF (SSx),** **Date:** **April 12, 2016**
CV-16-770-MWF (SSx), CV-16-904-MWF (SSx)

Title: Loi Tran -*v*- Third Avenue Management LLC et al.; Inter-Marketing Group USA, Inc. -*v*- Third Avenue Trust et al.; Scott Matthews -*v*- Third Avenue Management LLC et al.; Suprabha Bhat -*v*- Third Avenue Management LLC et al.

As part of this analysis, the Court may consider a number of factors, including but not limited to (1) the location where the relevant agreements were negotiated and took place; (2) the state that is most familiar with the governing law; (3) the plaintiff's choice of forum; (4) the respective parties' contacts with the forum; (5) the contacts relating to the plaintiff's cause of action in the chosen forum; (6) the differences in the costs of litigation in the two forums; (7) the availability of compulsory process to compel attendance of unwilling non-party witnesses; and (8) the ease of access to sources of proof. *Jones v. GNC Franchising, Inc.*, 211 F.3d 495, 498–99 (9th Cir. 2000). The Court focuses its analysis on the disputed issues in the parties' briefs.

Plaintiff's Choice of Forum: Substantial weight is normally accorded to the plaintiff's choice of forum, but there are also instances where the plaintiff's choice of forum receives less weight. *Id.* In the Ninth Circuit, "the weight to be given the plaintiff's choice of forum is discounted where the action is a class action." *Lou v. Belzberg*, 834 F.2d 730, 739 (9th Cir. 1987) ("[W]hen an individual brings a derivative suit or represents a class, the named plaintiff's choice of forum is given less weight."). Deference to the plaintiff's choice of venue is further diminished if the moving party establishes one or more of the following factors: (1) the operative facts have not occurred within the forum; (2) the forum has no particular interest in the parties or subject matter; (3) the forum is not the primary residence of either the plaintiff or defendant; or (4) the subject matter of the litigation is not substantially connected to the forum. *Pfeiffer v. Himax Techs., Inc.*, 530 F. Supp. 2d 1121, 1124 (C.D. Cal. 2008). Here, weight accorded to Plaintiffs' choice of forum is negligible because (a) the action is a putative class action; (b) the operative facts did not occur in this District; and (c) Plaintiffs Tran and IMG, the only Plaintiffs who oppose the transfer, have not sought appointment as Lead Plaintiff in what will likely be a consolidated action of these four cases. As noted above, Plaintiffs Matthews and Bhat do not oppose a transfer to SDNY. And, although it is undisputed that Plaintiff Tran invested in the Fund through actions taken in this District, these acts are not unique to this District

JS-6

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES—GENERAL

**Case No. CV-16-602-MWF (SSx), CV-16-736- MWF (SSx),   Date: April 12, 2016
CV-16-770-MWF (SSx), CV-16-904-MWF (SSx)**

Title: Loi Tran -*v*- Third Avenue Management LLC et al.; Inter-Marketing Group
           USA, Inc. -*v*- Third Avenue Trust et al.; Scott Matthews -*v*- Third Avenue
           Management LLC et al.; Suprabha Bhat -*v*- Third Avenue Management LLC
           et al.

given the nationwide nature of the putative class of investors who purchased shares of
the Fund.

    First-Filed Action in SDNY: A federal district court has discretion to dismiss,
stay, or transfer a case to another district court under the first-to-file rule. *Pacesetter
Sys., Inc. v. Medtronic, Inc.*, 678 F.2d 93, 94–95 (9th Cir. 1982). The rule is primarily
meant to alleviate the burden placed on the federal judiciary by duplicative litigation
and to prevent the possibility of conflicting judgments. *Cf. Kohn Law Grp., Inc. v.
Auto Parts Mfg. Mississippi, Inc.*, 787 F.3d 1237, 1240 (9th Cir. 2015) ("When
applying the first-to-file rule, courts should be driven to maximize 'economy,
consistency, and comity.'").

    Plaintiffs argue that the first-to-file rule does not apply to the SDNY Action
because the SDNY Action was not removed to the district court until after Plaintiff
Tran initiated his action in this District. This distinction is not legally significant. *See
Hartford Acc. & Indem. Co. v. Margolis*, 956 F.2d 1166, at *1 (9th Cir. 1992)
("Hartford's suggestion that the 'first to file' rule should not be applied to the time of
filing of the state court action later removed to federal court is not compelling. When
an action is commenced in state court and removed to federal court, the action remains
the same. It is simply pending in a different court after removal than before."); *Motiv
Power Sys., Inc. v. Livernois Vehicle Dev., LLC*, No. 13-CV-4811 YGR, 2014 WL
94370, at *2 (N.D. Cal. Jan. 9, 2014) ("While the California Complaint was removed
to federal court before the Michigan Complaint was removed, the date of removal is
immaterial to the first-to-file analysis.").

    Plaintiffs also argue that the parties and issues between the related cases in this
District are not identical to the parties and issues involved in the SDNY Action. As to
the overlap in parties, all of the Defendants named in the Amended Complaint of the
SDNY Action are named in the *Tran*, *Matthews*, and *Bhat* Complaints, with the
exception of Patrick Reinkemeyer, who is named as an individual Defendant in the

---

JS-6

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES—GENERAL

Case No. **CV-16-602-MWF (SSx), CV-16-736- MWF (SSx),** **Date: April 12, 2016**
CV-16-770-MWF (SSx), CV-16-904-MWF (SSx)

Title: Loi Tran -*v*- Third Avenue Management LLC et al.; Inter-Marketing Group USA, Inc. -*v*- Third Avenue Trust et al.; Scott Matthews -*v*- Third Avenue Management LLC et al.; Suprabha Bhat -*v*- Third Avenue Management LLC et al.

IMG Complaint. Although some of the Defendants named in the four related cases pending in this District are not named in the SDNY Action, there is substantial similarity between the parties involved that the lack of complete identity between the two sets of cases does not defeat the first-to-file rule. *Herer v. Ah Ha Pub., LLC*, 927 F. Supp. 2d 1080, 1089 (D. Or. 2013) ("[I]f parties were required to be identical, then the rule and its benefits could be easily avoided simply by adding a party or a claim to the later-filed action.").

Furthermore, the issues between the two sets of cases are substantially similar— the core allegations involve Defendants' representations and obligations to hold no more than 15% of its assets in illiquid securities. *Kohn Law Grp.*, 787 F.3d at 1240–41 ("The issues in both cases also need not be identical, only substantially similar. To determine whether two suits involve substantially similar issues, we look at whether there is "substantial overlap" between the two suits." (citations omitted)). By analogy, other courts have granted motions to stay, concluding that, "[a]lthough the class and derivative actions are based on different legal claims, the underlying issues are similar." *See, e.g.*, *In re Groupon Derivative Litig.*, 882 F. Supp. 2d 1043, 1051 (N.D. Ill. 2012) (staying derivative action pending resolution of related securities class action). "Plaintiff [in the derivative action] must prove that certain alleged misstatements constitute a breach of the individual defendants' fiduciary duties, whereas the class action plaintiffs [in the securities class action] must prove that these same statements constitute securities fraud." *Id.* The Amended Complaint in the SDNY Action alleges that Defendants breached their fiduciary duties in part because of misrepresentations made regarding the percentage of illiquid assets maintained in the Fund. (SDNY Docket, Amended Complaint ¶¶ 50–57 ("From the start, and until its sudden demise, the Fund has represented to investors that shares can be redeemed, and that it will limit its investments in illiquid assets to 15%, that it would monitor liquidity, and that it holds liquid asserts.")). "[T]hese alternate theories are merely two sides of the same coin." *Id.* The related putative securities class action cases in this

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES—GENERAL

Case No. **CV-16-602-MWF (SSx), CV-16-736- MWF (SSx),** **Date: April 12, 2016**
CV-16-770-MWF (SSx), CV-16-904-MWF (SSx)

Title: Loi Tran -*v*- Third Avenue Management LLC et al.; Inter-Marketing Group USA, Inc. -*v*- Third Avenue Trust et al.; Scott Matthews -*v*- Third Avenue Management LLC et al.; Suprabha Bhat -*v*- Third Avenue Management LLC et al.

District and the derivative SDNY Action "substantially overlap given that they arise from the same alleged facts and involve several of the same parties." *In re STEC, Inc. Derivative Litig.*, No. CV 10-00667-JVS MLGX, 2012 WL 8978155, at *6 (C.D. Cal. Jan. 11, 2012). "[T]he differences in the claims arise from the nature of the actions— class and derivative—not differences in relevant fact." *Id.*

The Court does not treat the existence of the first-filed SDNY Action as dispositive but rather weighs its existence in conjunction with the other "interests of justice" considerations enumerated above. Here, a transfer to SDNY would serve the purpose of the first-to-file rule in promoting judicial efficiency and avoiding the possibility of conflicting judgments. Due to the overlapping factual allegations, a significant portion of discovery would otherwise be duplicative. At the hearing, counsel for Plaintiff IMG argued that these concerns will not be alleviated because the derivative action and putative securities class actions will not be consolidated in SDNY. The district court in SDNY may nevertheless take certain actions, such as transferring these cases to the same district judge, to address these concerns.

Ease of Access to Sources of Proof, the Respective Parties' Contacts with the Forum, and the Contacts Relating to Plaintiffs' Cause of Action in the Chosen Forum: For the reasons discussed above regarding the convenience of the parties and witnesses, these factors favor transfer to SDNY, where the overwhelming majority of Defendants reside and when the Plaintiffs' only connection to this District is that Plaintiff Tran, who has not sought appointment as Lead Plaintiff, resides in Los Angeles.

Familiarity with the Governing Law: This factor is neutral because the courts of this District as well as SDNY are versed in and capable of applying securities law.

Cost of Litigation: Plaintiffs argue that "because Defendants are part of a large financial services firm, they are better able to bear the expense of litigating in a distant

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CIVIL MINUTES—GENERAL

Case No. **CV-16-602-MWF (SSx), CV-16-736- MWF (SSx),** **Date: April 12, 2016**
CV-16-770-MWF (SSx), CV-16-904-MWF (SSx)

Title: Loi Tran -*v*- Third Avenue Management LLC et al.; Inter-Marketing Group USA, Inc. -*v*- Third Avenue Trust et al.; Scott Matthews -*v*- Third Avenue Management LLC et al.; Suprabha Bhat -*v*- Third Avenue Management LLC et al.

forum than Plaintiff is." (*Tran* Opposition at 8). Although the Court may consider the relative financial resources of the parties to absorb the costs of litigation in its transfer analysis, the Court declines to do so when the only Plaintiffs opposing the transfer to SDNY will have a predictably limited role in the litigation when neither has sought appointment as Lead Plaintiff. Therefore, this factor is neutral.

The Court is not persuaded by IMG's arguments regarding the permissive forum selection clause, which applies only to indemnification issues between the Trust and its agents and officers. (*IMG* Reply at 9).

Because the convenience of the parties and witnesses, as well as the interests of justice, weigh overwhelmingly in favor of transfer, the Motion is **GRANTED**.

III.   CONCLUSION

Pursuant to § 1404(a), the Motion is **GRANTED**. (*Tran* Docket Nos. 11, 26; *IMG* Docket Nos. 21, 25, 46; *Matthews* Docket Nos. 22, 34; *Bhat* Docket Nos. 13, 29). The Clerk is **ORDERED** to transfer the above-captioned cases to the Southern District of New York.

The Court declines to rule on the pending Motions to Consolidate and competing Motions for Appointment of Lead Plaintiff and Lead Counsel in *Tran*, which are more appropriately reserved for the transferee District Judge who will preside over the merits of the putative securities class actions. (*Tran* Docket Nos. 29–30, 34, 37, 41). The hearing set for May 2, 2016, is **VACATED** until further notice by the transferee District Judge.

IT IS SO ORDERED.



IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DANIEL KRASNER,
 	
                    Plaintiff,
 	
    v.
 	
THIRD AVENUE TRUST, a Delaware
Statutory Trust,
 	
                    Defendant.
	C.A. No. 12113-VCL

NOTICE OF FILING OF
VERIFIED AMENDED COMPLAINT

TO: Kevin R. Shannon, Esquire
       Berton W. Ashman, Jr., Esquire
       Jaclyn C. Levy, Esquire
       Potter Anderson & Corroon LLP
       1313 North Market Street
       P.O. Box 951
       Wilmington, DE 19899-0951

PLEASE TAKE NOTICE that Plaintiff has caused to be filed on this 18th day

of April 2016 a Verified Amended Complaint in this action.

Attached hereto as Exhibit 1 is a black-lined version of the Verified Amended

Complaint indicating the manner in which it differs from the Verified Complaint

filed on March 17, 2016.

Dated: April 18, 2016

ROSENTHAL, MONHAIT & GODDESS, P.A.

OF COUNSEL:

By: */s/ Carmella P. Keener*
  Carmella P. Keener (Del. Bar No. 2810)

ABRAHAM, FRUCHTER
 & TWERSKY, LLP
Jeffrey S. Abraham
Philip T. Taylor
One Penn Plaza, Suite 2805
New York, NY 10119
(212) 279-5050

  919 N. Market Street, Suite 1401
  P.O. Box 1070
  Wilmington, DE 19899
  (302) 656-4433

Attorneys for Plaintiff

CERTIFICATE OF SERVICE

I, Carmella P. Keener, hereby certify that on this 18th day of April 2016, I caused:

1.   Plaintiff's Notice of Filing of Amended Verified Complaint; and

2.   this Certificate of Service.

to be served via File & Serve*Xpress* upon the following counsel of record:

Kevin R. Shannon, Esquire
Berton W. Ashman, Jr., Esquire
Jaclyn C. Levy, Esquire
Potter Anderson & Corroon LLP
1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951

/s/ Carmella P. Keener
Carmella P. Keener (Del. Bar No. 2810)



EXHIBIT 1

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DANIEL KRASNER,

               Plaintiff,

    v.

THIRD AVENUE TRUST, a Delaware
Statutory trust,

               Defendant.

C.A. No. 12113-VCL

VERIFIED AMENDED COMPLAINT

Plaintiff Daniel W. Krasner ("Plaintiff"), by and through his attorneys, upon

knowledge as to himself and upon information and belief as to all other matters,

alleges as follows:

NATURE OF THE ACTION

1.   This is a complaint brought pursuant to 12 *Del. C.* §3819 ("Section

3819") and Delaware common law to enforce Plaintiff's statutory right to obtain

certain books and records of defendants Third Avenue Trust (the "Trust") and

Third Avenue Focused Credit Fund (the "Fund" together with the Trust, "Third

Avenue"). This matter arises from Third Avenue's failure to produce documents

responsive to Plaintiff's demand to inspect certain books and records of ~~the~~ Third

Avenue in connection with the mismanagement of the Fund and other potentially

wrongful conduct (the "Demand" attached hereto as Exhibit A).

2.   Defendants failed to properly manage or oversee the management of the Fund, which was supposed to operate as an open ended mutual fund allowing for prompt cash redemptions. Instead, they allowed the Fund to hold an excessive amount of illiquid securities which had not been properly valued. On December 9, 2015, owing to the inability to liquidate investments for prices including those previously used by the Fund in setting its net asset value ("NAV"), the Fund announced that it was suspending redemptions and, instead, seeking to liquidate all of its assets. As a result, Plaintiff and other investors are now trapped for an indeterminate amount of time with shares, whose value has already been diminished by the excessive payouts made to prior-redeeming shareholders, backed solely by illiquid securities.

3.   In light of the forgoing events, on or about February 22, 2016, Plaintiff delivered his Demand to the Trust's board of trustees (the "Board") at the Trust's principal office located in New York, New York. (See proof of mailing, attached hereto as Exhibit B) To date, Third Avenue has failed to produce sufficient information in order to permit Plaintiff to adequately investigate the extent of mismanagement and wrongdoing that has occurred and/or is occurring at the Fund, among other purposes for the investigation set forth in Plaintiff's Demand.

PARTIES

4.   Plaintiff is a current shareholder of the Fund who first purchased the Fund's Institutional Class shares on September 15, 2009 and has continuously held shares of the Fund since that time.

5.   The Trust is a statutory trust organized under Delaware law pursuant to a Trust Instrument dated October 31, 1996 (the "Trust Instrument" attached hereto as Exhibit C). The Trust and the Fund's principal executive offices are located at 622 Third Avenue, New York, New York 10017. The Trust is an open-ended management investment company consisting of five separate investment series, including the Fund, which commenced operations on or about August 31, 2009. The Fund was one of five series of funds operated under the umbrella of the Trust, known collectively as the Third Avenue Funds.

FACTUAL ALLEGATIONS

The Fund

6.   The Fund was first offered to investors on or about August 31, 2009 and is registered under the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. §80a-1, *et seq.*, as an open-ended mutual fund. Open-ended mutual funds issue shares that are bought and sold at their net asset value ("NAV"), based upon the value of the fund's underlying securities and generally calculated at the end of

each trading day. Open-ended funds are required to allow investors to redeem the value of their shares upon demand.

7.   The Fund was one of five series of funds operated under the umbrella of the Trust, known collectively as the Third Avenue Funds. The Trust is managed by the board of trustees (the "Board"), which hired Third Avenue Management, LLC ("Third Avenue Management" or the "Adviser") to serve as the investment adviser for all of the Third Avenue Funds, including the Fund.

8.   The Fund focused on investing in bonds and other types of credit instruments that are rated below investment grade by some or all of the independent rating agencies, including Moody's, Standard & Poor's and Fitch, a class of assets otherwise known as "junk bonds" or "high-yield" securities.

9.   The Fund's strategy was to buy distressed debt and other investments likely to rise as the economy rebounded. These included very low-rated junk bonds, including many rated CCC+ and below. According to Standard and Poor's credit rating definitions, bonds rated CCC are "currently vulnerable to nonpayment, and [ ] dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation." Further, "[i]n the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation."

10.   The Fund offered two share series with different investment minimums and fees: the Investor Class and Institutional Class. The minimum initial investment for the Investor Class was $2,500 with net annual operating expenses capped by agreement with the Adviser at 1.20% of assets under management. The Institutional Class required a minimum investment of $100,000 with net annual operating expenses capped at 0.95%. The Fund grew steadily through mid-2014 under Lead Portfolio Manager Thomas Lapointe, with net assets under management topping out over $3 billion by the summer of 2014.

The Market Experiences Liquidity and Valuation Challenges

11.   While fixed income markets in 2013 and most of 2014 were robust, an increase in demand for these assets without a concomitant increase in trading volumes was causing liquidity in those markets to actually dry up. A paper titled "The Liquidity Challenge: Exploring and Exploiting (Il)liquidity" published by the *Blackrock Investment Institute* in June 2014 warned:

> ***Mutual funds: These liquid vehicles are holding an increasing amount of credit instruments.*** The value of corporate bonds held by U.S. mutual funds has more than doubled since 2007, reaching roughly $1.7 trillion, Investment Company Institute (ICI) data show. . . . This amounts to 17.6% of outstanding U.S. corporate debt, compared with 12.8% in 2007.
>
> ***Liquidity has not kept pace.*** Total outstanding corporate debt more than doubled in the decade ending 2013, whereas trading volumes are unchanged. Is this a problem? Corporate bonds are spread over many funds,

-5-

and redemptions typically are a slow burn. ***That said, a sudden wave of reallocations has the potential to cause hiccups***—although long-term institutional buyers may use it as a buying opportunity. [Emphasis added.]

12.   Other influential commentators warned of an impending liquidity crunch as the U.S. government's quantitative easing monetary policy was coming to an end. On August 11, 2014, *Financial Times* published an article by Alberto Gallo titled "Unwary Yield Hunters Risk Liquidity Trap – Sell Early to Avoid Rush for High-Yield Exit as Fed QE Ends" stating:

> With the end of the US Federal Reserve's low-for-long policy in sight, investors are set for a rough ride…. Yields are near record lows and liquidity in secondary markets is declining, making it harder to exit swiftly. Reducing exposure earlier could be a wise decision…. Indeed, US high-yield mutual funds and ETFs registered a record $7.1bn of outflows in the week to August 6.

> * * *

> Regulators have already raised red flags. The International Monetary Fund highlighted weaknesses in high-yield bonds and leveraged loans in its latest assessment of the US economy, warning of "a tail risk where there was a precipitous attempt by investors to exit certain markets – perhaps exacerbated by outflows from ETFs and mutual funds as well as near-term market illiquidity." …[M]ost important, ***the plumbing of credit markets has changed***. …Dealers have less ability to warehouse risk and compensate for market volatility: ***an index by RBS estimates trading liquidity has dropped 70 per cent since 2007.*** [Emphasis added.]

13.   On November 24, 2014, *Reuters* published an article by Jessica Toonkel titled "When All of a Sudden The Most Liquid Market Out There Isn't Liquid, Its Worrisome" stating that "US fund firms are taking extra measures to make sure they don't get stuck holding hard-to-sell bonds in the event that fixed income markets see a massive race to the exits when interest rates start to rise." Specifically, several well-known asset managers were "testing their funds against various market scenarios, building cushions of cash, shorter-duration bonds, and other liquid securities, ***and regularly discussing risks with their boards.***" [Emphasis added]. A number of firms had "increased their allocations to cash to provide their portfolios with a buffer in the case of a liquidity crunch." Further, "concerns about bond liquidity [had] made it up to the fund board level." The article noted that at one fund, at the request of board members and its parent company, the head of investment risk management held a session on bond market liquidity for the board of trustees, detailing new monitoring procedures they had implemented to gauge liquidity.

14.   Other high-yield mutual fund managers were taking notice. In May 2015, Pacific Investment Management Company LLC ("PIMCO"), a stalwart of fixed income investing, published an article by Jelle Brons titled; "Security Selection and Liquidity Management Are Key in the Steadily Growing Credit Market" stating, in relevant part:

> ***In the wake of the financial crisis, broker-dealers are less inclined to warehouse risk and move corporate bonds among investors, a trend that could affect liquidity in certain areas of the market.***
>
> * * *
>
> Risk management should be a consistent focus for credit investors, and as the market expands in both size and complexity while broker-dealers continue to limit inventories, ***portfolio liquidity management (i.e., ensuring accounts have sufficient liquidity at all times) becomes a core component of risk management. As securities age in PIMCO's credit portfolios, we tend to rotate out of less liquid securities as opportunities arise and/or we conclude we are not being sufficiently compensated for liquidity risk.***

<u>The Liquidity Risks and Standards Are Ignored at the Fund</u>

15. Section 22(e) of the ICA, 15 U.S.C. 80a-22(e), requires open-ended mutual funds registered under the Act, such as the Fund, to pay investors within seven days of a redemption request. Further, under Rule 22c-1, 17 CFR §270.22c-l, an open-ended fund generally must sell and redeem its shares at a price based on the fund's current NAV as next computed after the receipt of a redemption, purchase or sale order. Rule 38a-1, 17 CFR 270.38a-1*,* also requires funds to adopt and implement policies and procedures designed to prevent a violation of the federal securities laws such as the above relevant provision of the ICA.

16. The Securities and Exchange Commission ("SEC") has continually reiterated the importance of managing an open-ended mutual fund's liquidity in

order to timely satisfy investors' redemptions. Accordingly, SEC guidelines

dictate that an open-ended mutual fund should hold no more than 15% of its

underlying portfolio assets in illiquid securities. *See* Revision of Guideline to

Form N-1A, Investment Company Act Release No. 18612, 57 Fed. Reg. 9828

(Mar. 20, 1992). The SEC defines an "illiquid" asset as "an asset which may not

be sold or disposed of in the ordinary course of business within seven days at

approximately the value at which the mutual fund has valued the investment on its

books." *Id.* at 9829 (citing Acquisition and Valuation of Portfolio Instruments by

Registered Investment Companies, Investment Company Act Release No. 14983,

51 Fed. Reg. 9773 (Mar. 21, 1986)).

17.　In response to increased volatility in the fixed income markets in June

2013, on January 1, 2014, the SEC released a guidance update titled "Risk

Management in Changing Fixed Income Market Conditions" encouraging fund

advisers to take the follow steps to managing and communicating liquidity risks:

> *Assess and Stress Test Liquidity*
>
> …In light of potential market volatility, fund advisers
> may consider assessing fund liquidity needs during both
> normal and stressed environments, including assessing
> their sources of liquidity…
>
> *Conduct More General Stress-Tests/Scenario Analyses*
>
> Fund advisers may consider assessing the impact (beyond
> just liquidity) of various stress-tests and/or other
> scenarios on funds…

Risk Management Evaluation

Fund advisers may want to consider using the outcomes of any assessments, analyses, and conversations to evaluate what risk management strategies and actions are most appropriate… These may include decisions around portfolio composition, concentrations, diversification and liquidity, among other factors.

Communication with Fund Boards

Fund advisers may consider what information should be provided to fund directors so that they are informed of the risk exposures and liquidity position of the fund, and the fund's ability to manage through changing interest rate conditions and potentially increased fixed income market volatility.

Shareholder Communications
Funds should also assess the adequacy of their disclosures to shareholders in light of any additional risks due to recent events in the fixed income markets and the potential impact of tapering quantitative easing and/or rising interest rates, including the potential for periods of volatility and increased redemptions… [Footnotes omitted.]

18.   Further, the SEC recently proposed new regulations stressing the importance of adequate liquidity management for open-ended mutual funds. Thus, the SEC proposal states that "meeting daily redemption obligations is *fundamental* for open-end funds, and funds must manage liquidity in order to meet these obligations" and proposes a regulation requiring open-ended funds to develop liquidity risk management programs. Open-Ended Fund Liquidity Risk

Management Programs, Investment Company Act Release No. 31835 at 17, SEC

File Nos. S7-16-15; S7-08-15 (Sept. 22, 2015) [Emphasis added].

19.   A mutual fund's board of directors, or a similar governing body, is

responsible for determining a security's liquidity based upon the trading market for

that specific security. *See* Resale of Restricted Securities; Changes to Method of

Determining Holding Period of Restricted Securities Under Rules 144 and 145,

Investment Company Act Release No. 17452, 55 Fed. Reg. 17933, 17940 (Apr. 30,

1990).

20.   The Board represented to investors and the Fund's shareholders that it

was monitoring liquidity. Thus, the Trust regularly included in its Statement of

Additional Information ("SAI"), which was incorporated by reference into the

Trust's Prospectuses, a disclosure providing that:

> ***Under normal circumstances, none of the Funds will
> purchase or otherwise acquire any investment if, as a
> result, more than 15% of its net assets (taken at current
> market value) would be invested in securities that are
> illiquid.***
>
> *   *   *
>
> ***Over the past several years, strong institutional markets
> have developed for various types of restricted securities,
> including repurchase agreements, some types of
> commercial paper, and some corporate bonds and notes
> (commonly known as "Rule 144A Securities").***
> Securities freely salable among qualified institutional
> investors under special rules adopted by the SEC, or
> otherwise determined to be liquid, may be treated as

liquid *if they satisfy liquidity standards established by the Board of Trustees (the "Board")*. The continued liquidity of such securities may not be as well assured as that of publicly traded securities, and accordingly, *the Board will monitor their liquidity*. *The Board will review pertinent factors such as trading activity, reliability of price information and trading patterns of comparable securities in determining whether to treat any such security as liquid for purposes of the foregoing 15% test*. [Emphasis added.]

21.   The Board also had the responsibility of valuing or overseeing the valuation of the Fund's assets, which was a crucial part of its oversight duties. According to the Trust's SAI, the Board had a Valuation Committee made up of the Trust's Chief Financial Officer, Controller, and General Counsel. The SAI further stated that the Board had a Fair Value Committee composed of all outside Trustees of the Trust. Finally, according to the SAI, "[t]hese Committees assist the Board in establishing valuation policies, in providing direction to the Adviser regarding the principles of valuing certain securities or types of securities, and in reviewing valuations determined by the Adviser. The Valuation Committee and a member of the Fair Value Committee meet or confer as needed between Board meetings."

22.   The Trust's March 1, 2015 Prospectus provided that the "valuation committee of designated independent Trustees [makes] a determination of fair value based on committee members' or Trustees' judgments of relevant information and an analysis of the asset class . . . Details of fair valuation

methodologies and determinations for all fair valued positions are reviewed by the Trustees of the Trust on a quarterly basis."

23.   According to SEC guidance, a fund's board may enlist the assistance of individuals who are not board members to assist with its valuation duties, but it may not fully delegate these responsibilities and must establish the fair value methodology and continuously review both the appropriateness of the methods used and the valuation findings resulting from such methods. *See* Accounting for Investment Securities by Registered Investment Companies, Accounting Series Release No. 118, 35 Fed. Reg. 19986, 19988-89 (Dec. 23, 1970).

24.   The communications promulgated by the Trust also assured the Fund's investors that redemption requests would be timely honored, as they should be consistent with the ICA and SEC guidance, stating in the prospectuses filed by the Trust with respect to issuing shares of the Fund that:

> **General**
>
> You may redeem your shares on any day during which the NYSE is open for trading, either directly from a Fund or through certain broker-dealers or other financial intermediaries. Fund shares will be redeemed at the NAV next calculated after your order is received in good order by a Fund or its designees…
>
> *   *   *

Payment of Redemption Proceeds

A Fund will usually make payment for redemptions of Fund shares within one business day, but not later than seven calendar days, after receipt of a redemption request. [Emphasis added.]

25.   The Adviser had its own duties to shareholders and the Fund. Article 2(b) of the Investment Advisory Agreements between Third Avenue Management and the Trust stated that the Adviser would abide by these standards in managing the Fund. Specifically, the Investment Advisory Agreements provide that:

> In the performance of its duties under this Agreement, the Adviser shall at all times use all reasonable efforts to conform to, and act in accordance with, any requirements imposed by (i) the provisions of the Investment Company Act of 1940, as amended (the "Act"), and of any rules or regulations in force thereunder; (ii) any other applicable provisions of the law; (iii) the provisions of the Trust Instrument and By-Laws of the Trust…; (iv) the investment objective, policies and restrictions applicable to the Fund as set forth in the Fund's Prospectus (including its Statement of Additional Information) and (v) any policies and determinations of the Board of Trustees of the Trust.

26.   Contrary to its duties to adequately oversee the Fund and the Adviser, the Board reportedly allowed defendant Barse and his top lieutenants to run the Fund's operations as they saw fit. *The Business Insider*, "Inside Third Avenue Management, where employees were terrified to bring bad news to the boss," by Tim McLaughlin, Ross Kerber and Svea Herbst-Bayliss, December 24, 2015.

The Fund Fails to Maintain Adequate
Liquidity While the High-Yield Market Declines

27.   Notwithstanding the mandate of the ICA, SEC guidance requiring the

Fund to maintain adequate liquidity, the Trust's own representations that it would

monitor liquidity, and the promises set forth in the Investment Advisory

Agreements, the Board and the Adviser failed to ensure that the Fund maintained

adequate liquidity.

28.   The relative illiquidity of the Fund was reflected by a Generally

Accepted Accounting Principles ("GAAP") method used to determine the fair

value of a fund's assets. Under Financial Accounting Standards Board Accounting

Standards Codification Topics 820-10, Fair Value Measurements and Disclosures

("FASB ASC 820-10"), there are three levels for determining fair value, which use

the following inputs:

- Level 1 – Quoted prices in active markets for identical assets or liabilities;

- Level 2 – Significant other observable inputs, such as quoted prices for similar assets using observable data such as interest rates and yield curves; and

- Level 3 – Significant unobservable inputs not derived from the market which may include inputs such as cash flow forecasts, default probabilities and loss severity analyses.

29.   Accordingly, Level 1 assets represent the most liquid as the value is

dictated by active trading markets while Level 3 assets represented the least liquid

as there are no observable market inputs to help determine their value. By most

mutual fund standards, only Level 1 assets are deemed to be liquid, or capable of

being sold at a price at or near their valuation within a reasonable period of time.

30.   Rather than shifting to more liquid assets as investor net redemptions

were mounting, the Fund held a large proportion of less liquid Level 2 and illiquid

Level 3 securities investments as demonstrated in the chart below based upon the

Fund's SEC filings:

Date	Total Investments	Level 1	%	Level 2	%	Level 3	%
04/30/14	$2,698,087,237	$265,497,166	9.84	$2,262,866,276	83.87	$169,723,795	6.29
10/31/14	$2,750,104,097	$236,222,158	8.59	$2,006,630,809	72.97	$507,251,130	18.44
04/30/15	$2,314,738,823	$193,395,860	8.35	$1,720,698,211	74.34	$400,644,752	17.31
10/31/15	$1,170,445,838	$97,294,599	8.31	$795,763,908	67.99	$277,387,311	23.70

31.   Thus, the Fund was allocated in manner actually ***opposite the SEC's***

guidance. Rather than holding only 15% illiquid assets, the Fund was actually

holding less than 10% in liquid (Level 1) assets and over 90% in less liquid or

illiquid (Level 2 and 3) assets.

32.   Along these lines, the Fund had 76% of its portfolio exposed to very

low-rated CCC+ securities and below, compared to a median level of 22% of such

securities among similar junk bond funds, according to analysts at Citigroup. *See*

The Business Insider, "Inside Third Avenue Management, Where Employees Were

Terrified to Bring Bad News to the Boss," by Tim McLaughlin, Ross Kerber and

Svea Herbst-Bayliss, December 24, 2015. The Fund also purchased large portions, ten percent or more, of smaller, less frequently-traded bond offerings, including for the bankrupt Energy Future Holdings Corp. *See Bloomberg Business*, "Investors See Third Avenue Fueling More Bond Market Carnage," by John Gittelsohn, December 13, 2015.

33. The accumulation of such large stakes in these types of assets was especially reckless. As the Fund became "the largest holder of certain loans and securities that traded infrequently," when it then went to sell these assets, "savvy traders…quickly figured out that a large investor was under pressure to sell" and offered "lowball bids for some of its assets, which would have caused it to absorb big losses if it sold at those prices." *See The Wall Street Journal*, "Third Avenue CEO Barse Departs," December 14, 2015.

34. According to its October 31, 2015 Fourth Quarter Report, the Fund additionally held many other low-liquidity or illiquid types of investments such as private equities, units of closed-end funds, and term loans, including Debtor-in-Possession loans for bankrupt entities and loans to energy companies.

**The Fund Redeems Hundreds of Millions of Dollars of its
Shares at Inflated Prices and Then Blocks Further Redemptions**

35. In 2015, the lowest rated high-yield securities performed far worse than the rest of the market. The rout was fueled by falling commodities, including energy, prices, to which sector the high-yield segment of the market is heavily

weighted. The Fund had over $2.97 billion in net assets at the beginning of fiscal

year 2015, but due to portfolio losses and redemptions, it was down to $2.46

billion by April 30, 2015, with net redemptions of over $186 million. The Fund's

net assets continued to fall in 2015 to $1.37 billion on October 31, 2015, with net

redemptions for the entire fiscal year totaling over $938 million. Thus, over $750

million in redemptions occurred in the last half of fiscal 2015.

36.   Those shareholders cashing out benefitted from the Fund's failure to

properly value its assets at the expense of its remaining shareholders. The Fund's

heavy holdings of illiquid assets make it extremely unlikely that prior redemptions

were properly valued. Thus, "Third Avenue's credit fund . . . more than any of its

peers, skewed its portfolio toward high-risk, high-return turnaround situations in

which the bonds traded so infrequently that determining a price for them was little

more than guesswork." *The New York Times*, "A New Focus on Liquidity After a

Fund's Collapse," by Landon Thomas Jr., January 11, 2016. The *Times* further

reported that the SEC has previously prosecuted mutual funds for inflating the

value of hard-to-sell securities, and that here, it might investigate "whether the

portfolio managers at the [Fund] set prices too high for the most illiquid bonds.

Mispricings of hard-to-trade (and hard-to-value) securities give investors a

distorted view of the assets' worth — which makes the fund all the more

vulnerable when investors remove their money *en masse*."

37.   Having failed to maintain adequate liquidity consistent with the

mandates of an open-ended mutual fund, on December 9, 2015, Third Avenue

Management notified Fund investors that it was no longer accepting redemptions

and planned to put the Fund into liquidation (the "Liquidation Announcement").

David Barse ("Barse"), the Trust' Chief Executive Officer and President at the

time, stated in a message to investors:

> We believe that, with time, [the Fund] would have been
> able to realize investment returns in the normal course.
> Investor requests for redemption, however, in addition to
> the general reduction of liquidity in the fixed income
> markets, have made it impracticable for the Fund going
> forward to create sufficient cash to pay anticipated
> redemptions without resorting to sales at prices that
> would unfairly disadvantage the remaining shareholders.
>
> In line with its investment approach, the Fund has some
> investments in companies that have undergone
> restructurings in the last eighteen months, and while we
> believe that these investments are likely to generate
> positive returns for shareholders over time, if [the Fund]
> were forced to sell those investments immediately, it
> would only realize a portion of those investments' fair
> value given market conditions.

38.   As noted by *Morningstar* in an article entitled "Many Concerns About

Third Avenue," had the Fund "met further redemption requests, it likely would

have decimated the Fund's performance, leaving remaining shareholders with even

deeper losses."

39.   On December 11, 2015, Barse presented to his partners a rescue plan to the Board which involved selling the Fund's assets to private-equity firm Fortress Investment Group LLC ("Fortress"). The Boardoffer was rejected the offer as apparently too low, highlighting the prior overvaluing of the Fund's assets as redemptions were processed during 2015. Believing that the offer represented fair value for the Fund's assets, however, Barse vowed to push forward despite the Board's disapproval. The Board thenBarse was subsequently terminated Barse.

40.   Since the Liquidation Announcement, the Fund's NAV has significantly underperformed its benchmarks with the Fund's NAV falling over 20% to present while other high-yield funds such as the SPDR® Barclays High Yield Bond ETF and the iShares iBoxx $ High Yield Corporate Bond ETF have fallen only approximately 6.4% and 5% respectively. The Fund's stark departure from such benchmarks further demonstrates the inflated values at which the Fund's assets were previously set and at which redemptions were improperly paid.

41.   On December 16, 2015, Third Avenue notified Fund investors that it was working with the SEC to liquidate the Fund through the Focused Credit Fund rubric rather than a separate liquidation vehicle. The Fund stated that the initial shareholder distribution would include only 9% of the Fund's capital, demonstrating that the Fund could not quickly sell 91% of its remaining assets at reasonable or above fire-sale prices.

42. On December 22, 2015, Morningstar announced that in the wake of the demise of the Fund, it was downgrading its assessment of Third Avenue Management, as adviser to all of the Third Avenue Funds, from Neutral to Negative. In discussing the Fund's downfall, Morningstar noted that:

> Perhaps the most fundamental failure came at the outset in the firm's decision to offer the Focused Credit strategy as an open-end mutual fund at all. The open-end format demands daily liquidity, yet this was no ordinary high-yield bond fund. Among other items, the fund invested in high-yield bonds, loans, common stocks, and even some private equities, many of which became increasingly illiquid. Its weighting in nonrated debt was the highest in the peer group, and its weighting in B rated or lower debt was second-highest. The underlying distressed bonds central to the strategy were particularly prone to illiquidity. ***Management, and the board that oversaw the fund, failed to reconcile this inconsistency, and that mismatch ultimately proved to be the fund's undoing.***
>
> However, once the decision to launch the fund had been made, ***management and the fund's board had a responsibility to monitor the fund's liquidity and make necessary adjustments to ensure the fund could meet redemption requests in an orderly way. They failed to do so—management in miscalculating the potential illiquidity of the fund's holdings and the board in not holding management's feet to the fire as a secondary check.*** [Emphasis added].

See Morningstar, "Many Concerns About Third Avenue," December 22, 2015.

**Plaintiff's Books and Records Demand
and Third Avenue's Failure to Adequately Comply**

43. On February 22, 2016, Plaintiff, through his attorneys, addressed the Demand to the Trust's Board at its principal executive office located in New York, New York requesting that he and his attorneys be allowed to inspect the books and records of Third Avenue relating to the foregoing allegations. Federal Express reports that Third Avenue received the Demand on February 23, 2016. (See Exhibit B).

44. Plaintiff has complied with the provisions of Section 3819 relating to the form and manner of making the Demand to inspect the books and records of Third Avenue.

45. Plaintiff's Demand seeks the Trust's books and records in order "to investigate whether the Fund was mismanaged or whether the Board, the Trust's Officers and/or the Adviser engaged in any wrongdoing." The Trust's books and records will also enable Plaintiff to determine whether to: (i) file litigation against Third Avenue's trustees, the Adviser and other relevant persons; (ii) make a demand to take appropriate actions; (iii) seek an audience with the Board; or (iv) to pursue other similar actions in the best interest of the Trust, the Fund and its shareholders.

46.   Third Avenue is in breach of Section 3819 because it was required to

permit the inspection of Third ~~venue's~~Avenue's books and records but it has failed

to provide sufficient access to the books and records sought through the Demand.

47.   On February 26, 2016, Third Avenue, through its attorneys, addressed

a letter (attached hereto as Exhibit D) to Plaintiff seeking to discuss the parameters

of any inspection.

48.   On March 1, 2016, attorneys for Plaintiff and the Trust held a

telephone conference during which the Trust agreed to produce certain Board

materials and prospectuses. Plaintiff agreed to accept an initial production without

prejudice to his right to receive additional documents responsive to the Demand.

The Trust's counsel also requested that Plaintiff enter into a confidentiality

agreement drafted by the Trust. Plaintiff executed and returned the confidentiality

agreement that same day, a copy of which is attached hereto as Exhibit E.

49.   On March 3, 2016, Plaintiff filed a pre-motion letter (attached hereto

as Exhibit F), pursuant to the Individual Practices of Judge P. Kevin Castel of the

United States District Court for the Southern District of New York, seeking to file

a motion to intervene and stay in a shareholder derivative action brought on behalf

of the Trust entitled *Engel v. Third Avenue Management Company LLC, et al.*, No.

16-cv-01118-PKC (the "*Engel* Action"). Plaintiff sought to intervene in order to

avert any potential prejudice to the Trust and its shareholders as a result of Engel's failure to adequately allege demand futility. Plaintiff additionally sought a stay of

the *Engel* Action pending further investigation of any potential claims, including

obtaining the books and records sought by Plaintiff's Demand.

50.   On March 8, 2016, the plaintiff in the *Engel* Action filed an amended

complaint seeking to address Plaintiff's concerns with respect to the demand

futility allegations and also filed a letter (attached hereto as Exhibit G) opposing

Plaintiff's requested intervention and stay. Plaintiff responded that same day in a

letter (attached hereto as Exhibit H) reiterating the prudence of conducting an

adequate investigation prior to filing a shareholder derivative action.

51.   On March 10, 2016, Plaintiff sent an email to the Trust's counsel

inquiring as to when they anticipated beginning the production of documents. The

Trust's counsel responded "[n]ot sure; we are working on it." (attached hereto as

Exhibit I)

52.   On March 15, 2016, Plaintiff sent a letter (attached hereto as Exhibit

J) to the Trust's counsel inquiring again as to the status of document production.

Plaintiff has not yet received a response to that letter.

53.   On March 17, 2016, Plaintiff filed this action as a result of Third

Avenue's failure to produce any documents.

54.   On March 18, 2016, Judge Castel entered a Stipulation and Order

(attached hereto as Exhibit K) extending the time for defendants in the *Engel*

-24-

Action to file a pre-motion letter until May 9, 2016 and setting an initial conference for June 1, 2016.

55.   Also on March 18, 2016, Third Avenue Management made an initial production of documents.

56.   On March 22, 2016, this Court set a scheduling conference for March 28, 2016.

57.   Also on March 22, 2016, Judge Castel entered an Order (attached hereto as Exhibit L) deeming Plaintiff's pre-motion letter as his motion in support of his positions, denying Plaintiff's request for a stay, and setting a schedule for the submission of any proposed complaints in intervention pursuant to Fed. R. Civ. P. 24(c), as well any briefing related to that issue.

58.   On March 23, 2016, Plaintiff wrote to this Court providing an update concerning Defendant's agreement to produce Board related materials and to request an adjournment of the scheduling conference to a later date should the parties have a dispute concerning the scope of production.

59.   On March 25, 2016, Third Avenue Management made the bulk of the production to Plaintiff, consisting mainly of certain Board related materials. On March 30, 2016, Third Avenue Management made another small document production.

60.   On March 31, 2016, pursuant to Judge Castel's March 22, 2016 Order, Plaintiff submitted his [Proposed] Complaint in Intervention (attached hereto as Exhibit M) in the *Engel* Action.

61.   On April 4, 2016, following a preliminary review and analysis of the document productions to date, Plaintiff wrote a letter (attached hereto as Exhibit N) to Defendant's counsel identifying categories of documents that had yet to be produced in response to Plaintiff's Demand.

62.   On April 8, 2016, Plaintiff addressed a supplemental demand letter (the "Supplemental Demand," attached hereto with proof of mailing as Exhibit O) to the Trust, incorporating by reference the Demand and seeking certain specific documents, which Plaintiff believed were included within the scope of his Demand and necessary for his investigation.

63.   Also on April 8, 2016, following the Supplemental Demand having been emailed to Defendant's counsel (attached hereto as Exhibit P), Third Avenue Management made an additional document production indicating in its cover letter that it would not produce any more responsive documents.

64.   On April 11, 2016, pursuant to Judge Castel's March 22, 2016 Order, Plaintiff filed a reply brief in the *Engel* Action (attached hereto as Exhibit Q) in further support of his application to intervene.

65.   Also on April 11, 2016, Defendant addressed a letter (attached hereto as Exhibit R) to this Court stating it would move to dismiss this action if Plaintiff intended to proceed in light of Plaintiff's submission of the [Proposed] Complaint in Intervention.

66.   On April 12, 2016, this Court held a scheduling conference during which Defendant reiterated its intention to move to dismiss this action on the basis of Plaintiff's [Proposed] Complaint in Intervention. The Court set a briefing schedule for Defendant's motion to dismiss and also for a motion for summary judgment to be filed by Plaintiff.

67.   On April 13, 2016, following up on a discussion with Defendant's counsel earlier in the day, Plaintiff sent a letter (attached hereto as Exhibit S) to Defendant identifying the categories of documents that Defendant had not yet produced and which Plaintiff intended to pursue on summary judgment, and notifying Defendant of his intention to amend the Complaint to include the Supplemental Demand.

~~53.~~68. Third Avenue has failed to produce ~~any responsive documents to date~~sufficient information in order to permit Plaintiff to perform an adequate investigation consistent with the purposes of his Demand and Supplemental Demand. Third Avenue is in breach of Section 3819 for failing to comply with its obligation to permit the inspection of necessary and sufficient books and records with respect to Plaintiff's Demand and Supplemental Demand.

WHEREFORE, Plaintiff respectfully requests that the Court enter an Order pursuant to 12 *Del. C.* §3819 and Delaware common law:

A.   Requiring the Trust to permit Plaintiff and/or his attorneys to inspect and copy the materials identified in the Demand and Supplemental Demand forthwith;

B.   Awarding the costs and fees associated with the prosecution of this action to Plaintiff; and

C.   Awarding such other and further relief as the Court deems just and proper.

Dated: March 17,April 18, 2016


ROSENTHAL, MONHAIT & GODDESS, P.A.

By: /s/ *Carmella P. Keener*
Carmella P. Keener (Del. Bar No. 2810)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899
(302) 656-4433

Attorneys for Plaintiff


OF COUNSEL:

ABRAHAM, FRUCHTER & TWERSKY, LLP
Jeffrey S. Abraham
Philip T. Taylor
One Penn Plaza, Suite 2805
New York, NY 10119
(212) 279-5050



IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DANIEL KRASNER,

Plaintiff,

v.

THIRD AVENUE TRUST, a Delaware
Statutory trust,

Defendant.

C.A. No. 12113-VCL

VERIFIED AMENDED COMPLAINT

Plaintiff Daniel W. Krasner ("Plaintiff"), by and through his attorneys, upon

knowledge as to himself and upon information and belief as to all other matters,

alleges as follows:

NATURE OF THE ACTION

1.   This is a complaint brought pursuant to 12 *Del. C.* §3819 ("Section

3819") and Delaware common law to enforce Plaintiff's statutory right to obtain

certain books and records of defendants Third Avenue Trust (the "Trust") and

Third Avenue Focused Credit Fund (the "Fund" together with the Trust, "Third

Avenue"). This matter arises from Third Avenue's failure to produce documents

responsive to Plaintiff's demand to inspect certain books and records of Third

Avenue in connection with the mismanagement of the Fund and other potentially

wrongful conduct (the "Demand" attached hereto as Exhibit A).

2.   Defendants failed to properly manage or oversee the management of

the Fund, which was supposed to operate as an open ended mutual fund allowing

for prompt cash redemptions. Instead, they allowed the Fund to hold an excessive

amount of illiquid securities which had not been properly valued. On December 9,

2015, owing to the inability to liquidate investments for prices including those

previously used by the Fund in setting its net asset value ("NAV"), the Fund

announced that it was suspending redemptions and, instead, seeking to liquidate all

of its assets. As a result, Plaintiff and other investors are now trapped for an

indeterminate amount of time with shares, whose value has already been

diminished by the excessive payouts made to prior-redeeming shareholders,

backed solely by illiquid securities.

3.   In light of the forgoing events, on or about February 22, 2016,

Plaintiff delivered his Demand to the Trust's board of trustees (the "Board") at the

Trust's principal office located in New York, New York. (See proof of mailing,

attached hereto as Exhibit B) To date, Third Avenue has failed to produce

sufficient information in order to permit Plaintiff to adequately investigate the

extent of mismanagement and wrongdoing that has occurred and/or is occurring at

the Fund, among other purposes for the investigation set forth in Plaintiff's

Demand.

PARTIES

4.   Plaintiff is a current shareholder of the Fund who first purchased the Fund's Institutional Class shares on September 15, 2009 and has continuously held shares of the Fund since that time.

5.   The Trust is a statutory trust organized under Delaware law pursuant to a Trust Instrument dated October 31, 1996 (the "Trust Instrument" attached hereto as Exhibit C). The Trust and the Fund's principal executive offices are located at 622 Third Avenue, New York, New York 10017. The Trust is an open-ended management investment company consisting of five separate investment series, including the Fund, which commenced operations on or about August 31, 2009. The Fund was one of five series of funds operated under the umbrella of the Trust, known collectively as the Third Avenue Funds.

FACTUAL ALLEGATIONS

The Fund

6.   The Fund was first offered to investors on or about August 31, 2009 and is registered under the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. §80a-1, *et seq.*, as an open-ended mutual fund. Open-ended mutual funds issue shares that are bought and sold at their net asset value ("NAV"), based upon the value of the fund's underlying securities and generally calculated at the end of

each trading day. Open-ended funds are required to allow investors to redeem the value of their shares upon demand.

7.   The Fund was one of five series of funds operated under the umbrella of the Trust, known collectively as the Third Avenue Funds. The Trust is managed by the board of trustees (the "Board"), which hired Third Avenue Management, LLC ("Third Avenue Management" or the "Adviser") to serve as the investment adviser for all of the Third Avenue Funds, including the Fund.

8.   The Fund focused on investing in bonds and other types of credit instruments that are rated below investment grade by some or all of the independent rating agencies, including Moody's, Standard & Poor's and Fitch, a class of assets otherwise known as "junk bonds" or "high-yield" securities.

9.   The Fund's strategy was to buy distressed debt and other investments likely to rise as the economy rebounded. These included very low-rated junk bonds, including many rated CCC+ and below. According to Standard and Poor's credit rating definitions, bonds rated CCC are "currently vulnerable to nonpayment, and [ ] dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation." Further, "[i]n the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation."

10.   The Fund offered two share series with different investment minimums and fees: the Investor Class and Institutional Class. The minimum initial investment for the Investor Class was $2,500 with net annual operating expenses capped by agreement with the Adviser at 1.20% of assets under management. The Institutional Class required a minimum investment of $100,000 with net annual operating expenses capped at 0.95%. The Fund grew steadily through mid-2014 under Lead Portfolio Manager Thomas Lapointe, with net assets under management topping out over $3 billion by the summer of 2014.

The Market Experiences Liquidity and Valuation Challenges

11.   While fixed income markets in 2013 and most of 2014 were robust, an increase in demand for these assets without a concomitant increase in trading volumes was causing liquidity in those markets to actually dry up. A paper titled "The Liquidity Challenge: Exploring and Exploiting (Il)liquidity" published by the *Blackrock Investment Institute* in June 2014 warned:

> ***Mutual funds: These liquid vehicles are holding an increasing amount of credit instruments.*** The value of corporate bonds held by U.S. mutual funds has more than doubled since 2007, reaching roughly $1.7 trillion, Investment Company Institute (ICI) data show. . . . This amounts to 17.6% of outstanding U.S. corporate debt, compared with 12.8% in 2007.
>
> ***Liquidity has not kept pace.*** Total outstanding corporate debt more than doubled in the decade ending 2013, whereas trading volumes are unchanged. Is this a problem? Corporate bonds are spread over many funds,

and redemptions typically are a slow burn. ***That said, a sudden wave of reallocations has the potential to cause hiccups***—although long-term institutional buyers may use it as a buying opportunity. [Emphasis added.]

12.   Other influential commentators warned of an impending liquidity crunch as the U.S. government's quantitative easing monetary policy was coming to an end. On August 11, 2014, *Financial Times* published an article by Alberto Gallo titled "Unwary Yield Hunters Risk Liquidity Trap – Sell Early to Avoid Rush for High-Yield Exit as Fed QE Ends" stating:

> With the end of the US Federal Reserve's low-for-long policy in sight, investors are set for a rough ride…. Yields are near record lows and liquidity in secondary markets is declining, making it harder to exit swiftly. Reducing exposure earlier could be a wise decision…. Indeed, US high-yield mutual funds and ETFs registered a record $7.1bn of outflows in the week to August 6.

*   *   *

> Regulators have already raised red flags. The International Monetary Fund highlighted weaknesses in high-yield bonds and leveraged loans in its latest assessment of the US economy, warning of "a tail risk where there was a precipitous attempt by investors to exit certain markets – perhaps exacerbated by outflows from ETFs and mutual funds as well as near-term market illiquidity." …[M]ost important, ***the plumbing of credit markets has changed***. …Dealers have less ability to warehouse risk and compensate for market volatility: ***an index by RBS estimates trading liquidity has dropped 70 per cent since 2007.*** [Emphasis added.]

13.   On November 24, 2014, *Reuters* published an article by Jessica Toonkel titled "When All of a Sudden The Most Liquid Market Out There Isn't Liquid, Its Worrisome" stating that "US fund firms are taking extra measures to make sure they don't get stuck holding hard-to-sell bonds in the event that fixed income markets see a massive race to the exits when interest rates start to rise." Specifically, several well-known asset managers were "testing their funds against various market scenarios, building cushions of cash, shorter-duration bonds, and other liquid securities, *and regularly discussing risks with their boards.*" [Emphasis added]. A number of firms had "increased their allocations to cash to provide their portfolios with a buffer in the case of a liquidity crunch." Further, "concerns about bond liquidity [had] made it up to the fund board level." The article noted that at one fund, at the request of board members and its parent company, the head of investment risk management held a session on bond market liquidity for the board of trustees, detailing new monitoring procedures they had implemented to gauge liquidity.

14.   Other high-yield mutual fund managers were taking notice. In May 2015, Pacific Investment Management Company LLC ("PIMCO"), a stalwart of fixed income investing, published an article by Jelle Brons titled; "Security Selection and Liquidity Management Are Key in the Steadily Growing Credit Market" stating, in relevant part:

> ***In the wake of the financial crisis, broker-dealers are less inclined to warehouse risk and move corporate bonds among investors, a trend that could affect liquidity in certain areas of the market.***
>
> * * *
>
> Risk management should be a consistent focus for credit investors, and as the market expands in both size and complexity while broker-dealers continue to limit inventories, ***portfolio liquidity management (i.e., ensuring accounts have sufficient liquidity at all times) becomes a core component of risk management. As securities age in PIMCO's credit portfolios, we tend to rotate out of less liquid securities as opportunities arise and/or we conclude we are not being sufficiently compensated for liquidity risk.***

<u>The Liquidity Risks and Standards Are Ignored at the Fund</u>

15. Section 22(e) of the ICA, 15 U.S.C. 80a-22(e), requires open-ended mutual funds registered under the Act, such as the Fund, to pay investors within seven days of a redemption request. Further, under Rule 22c-1, 17 CFR §270.22c-l, an open-ended fund generally must sell and redeem its shares at a price based on the fund's current NAV as next computed after the receipt of a redemption, purchase or sale order. Rule 38a-1, 17 CFR 270.38a-1, also requires funds to adopt and implement policies and procedures designed to prevent a violation of the federal securities laws such as the above relevant provision of the ICA.

16. The Securities and Exchange Commission ("SEC") has continually reiterated the importance of managing an open-ended mutual fund's liquidity in

order to timely satisfy investors' redemptions. Accordingly, SEC guidelines

dictate that an open-ended mutual fund should hold no more than 15% of its

underlying portfolio assets in illiquid securities. *See* Revision of Guideline to

Form N-1A, Investment Company Act Release No. 18612, 57 Fed. Reg. 9828

(Mar. 20, 1992). The SEC defines an "illiquid" asset as "an asset which may not

be sold or disposed of in the ordinary course of business within seven days at

approximately the value at which the mutual fund has valued the investment on its

books." *Id.* at 9829 (citing Acquisition and Valuation of Portfolio Instruments by

Registered Investment Companies, Investment Company Act Release No. 14983,

51 Fed. Reg. 9773 (Mar. 21, 1986)).

17. In response to increased volatility in the fixed income markets in June

2013, on January 1, 2014, the SEC released a guidance update titled "Risk

Management in Changing Fixed Income Market Conditions" encouraging fund

advisers to take the follow steps to managing and communicating liquidity risks:

> *Assess and Stress Test Liquidity*
>
> …In light of potential market volatility, fund advisers
> may consider assessing fund liquidity needs during both
> normal and stressed environments, including assessing
> their sources of liquidity…
>
> *Conduct More General Stress-Tests/Scenario Analyses*
>
> Fund advisers may consider assessing the impact (beyond
> just liquidity) of various stress-tests and/or other
> scenarios on funds…

Risk Management Evaluation

Fund advisers may want to consider using the outcomes of any assessments, analyses, and conversations to evaluate what risk management strategies and actions are most appropriate… These may include decisions around portfolio composition, concentrations, diversification and liquidity, among other factors.

Communication with Fund Boards

Fund advisers may consider what information should be provided to fund directors so that they are informed of the risk exposures and liquidity position of the fund, and the fund's ability to manage through changing interest rate conditions and potentially increased fixed income market volatility.

Shareholder Communications
Funds should also assess the adequacy of their disclosures to shareholders in light of any additional risks due to recent events in the fixed income markets and the potential impact of tapering quantitative easing and/or rising interest rates, including the potential for periods of volatility and increased redemptions… [Footnotes omitted.]

18.   Further, the SEC recently proposed new regulations stressing the

importance of adequate liquidity management for open-ended mutual funds. Thus,

the SEC proposal states that "meeting daily redemption obligations is *fundamental*

for open-end funds, and funds must manage liquidity in order to meet these

obligations" and proposes a regulation requiring open-ended funds to develop

liquidity risk management programs. Open-Ended Fund Liquidity Risk

Management Programs, Investment Company Act Release No. 31835 at 17, SEC

File Nos. S7-16-15; S7-08-15 (Sept. 22, 2015) [Emphasis added].

19.   A mutual fund's board of directors, or a similar governing body, is

responsible for determining a security's liquidity based upon the trading market for

that specific security. *See* Resale of Restricted Securities; Changes to Method of

Determining Holding Period of Restricted Securities Under Rules 144 and 145,

Investment Company Act Release No. 17452, 55 Fed. Reg. 17933, 17940 (Apr. 30,

1990).

20.   The Board represented to investors and the Fund's shareholders that it

was monitoring liquidity. Thus, the Trust regularly included in its Statement of

Additional Information ("SAI"), which was incorporated by reference into the

Trust's Prospectuses, a disclosure providing that:

> ***Under normal circumstances, none of the Funds will purchase or otherwise acquire any investment if, as a result, more than 15% of its net assets (taken at current market value) would be invested in securities that are illiquid.***
>
> *   *   *
>
> ***Over the past several years, strong institutional markets have developed for various types of restricted securities, including repurchase agreements, some types of commercial paper, and some corporate bonds and notes (commonly known as "Rule 144A Securities").*** Securities freely salable among qualified institutional investors under special rules adopted by the SEC, or otherwise determined to be liquid, may be treated as

liquid *if they satisfy liquidity standards established by the Board of Trustees (the "Board")*. The continued liquidity of such securities may not be as well assured as that of publicly traded securities, and accordingly, *the Board will monitor their liquidity*. *The Board will review pertinent factors such as trading activity, reliability of price information and trading patterns of comparable securities in determining whether to treat any such security as liquid for purposes of the foregoing 15% test*. [Emphasis added.]

21.   The Board also had the responsibility of valuing or overseeing the valuation of the Fund's assets, which was a crucial part of its oversight duties. According to the Trust's SAI, the Board had a Valuation Committee made up of the Trust's Chief Financial Officer, Controller, and General Counsel. The SAI further stated that the Board had a Fair Value Committee composed of all outside Trustees of the Trust. Finally, according to the SAI, "[t]hese Committees assist the Board in establishing valuation policies, in providing direction to the Adviser regarding the principles of valuing certain securities or types of securities, and in reviewing valuations determined by the Adviser. The Valuation Committee and a member of the Fair Value Committee meet or confer as needed between Board meetings."

22.   The Trust's March 1, 2015 Prospectus provided that the "valuation committee of designated independent Trustees [makes] a determination of fair value based on committee members' or Trustees' judgments of relevant information and an analysis of the asset class . . . Details of fair valuation

methodologies and determinations for all fair valued positions are reviewed by the Trustees of the Trust on a quarterly basis."

23.　According to SEC guidance, a fund's board may enlist the assistance of individuals who are not board members to assist with its valuation duties, but it may not fully delegate these responsibilities and must establish the fair value methodology and continuously review both the appropriateness of the methods used and the valuation findings resulting from such methods. *See* Accounting for Investment Securities by Registered Investment Companies, Accounting Series Release No. 118, 35 Fed. Reg. 19986, 19988-89 (Dec. 23, 1970).

24.　The communications promulgated by the Trust also assured the Fund's investors that redemption requests would be timely honored, as they should be consistent with the ICA and SEC guidance, stating in the prospectuses filed by the Trust with respect to issuing shares of the Fund that:

> **General**
>
> You may redeem your shares on any day during which the NYSE is open for trading, either directly from a Fund or through certain broker-dealers or other financial intermediaries. Fund shares will be redeemed at the NAV next calculated after your order is received in good order by a Fund or its designees…
>
> *　*　*

Payment of Redemption Proceeds

A Fund will usually make payment for redemptions of Fund shares within one business day, but not later than seven calendar days, after receipt of a redemption request. [Emphasis added.]

25.   The Adviser had its own duties to shareholders and the Fund. Article 2(b) of the Investment Advisory Agreements between Third Avenue Management and the Trust stated that the Adviser would abide by these standards in managing the Fund. Specifically, the Investment Advisory Agreements provide that:

> In the performance of its duties under this Agreement, the Adviser shall at all times use all reasonable efforts to conform to, and act in accordance with, any requirements imposed by (i) the provisions of the Investment Company Act of 1940, as amended (the "Act"), and of any rules or regulations in force thereunder; (ii) any other applicable provisions of the law; (iii) the provisions of the Trust Instrument and By-Laws of the Trust…; (iv) the investment objective, policies and restrictions applicable to the Fund as set forth in the Fund's Prospectus (including its Statement of Additional Information) and (v) any policies and determinations of the Board of Trustees of the Trust.

26.   Contrary to its duties to adequately oversee the Fund and the Adviser, the Board reportedly allowed defendant Barse and his top lieutenants to run the Fund's operations as they saw fit. *The Business Insider*, "Inside Third Avenue Management, where employees were terrified to bring bad news to the boss," by Tim McLaughlin, Ross Kerber and Svea Herbst-Bayliss, December 24, 2015.

The Fund Fails to Maintain Adequate
Liquidity While the High-Yield Market Declines

27.   Notwithstanding the mandate of the ICA, SEC guidance requiring the

Fund to maintain adequate liquidity, the Trust's own representations that it would

monitor liquidity, and the promises set forth in the Investment Advisory

Agreements, the Board and the Adviser failed to ensure that the Fund maintained

adequate liquidity.

28.   The relative illiquidity of the Fund was reflected by a Generally

Accepted Accounting Principles ("GAAP") method used to determine the fair

value of a fund's assets. Under Financial Accounting Standards Board Accounting

Standards Codification Topics 820-10, Fair Value Measurements and Disclosures

("FASB ASC 820-10"), there are three levels for determining fair value, which use

the following inputs:

- Level 1 – Quoted prices in active markets for identical assets or liabilities;

- Level 2 – Significant other observable inputs, such as quoted prices for similar assets using observable data such as interest rates and yield curves; and

- Level 3 – Significant unobservable inputs not derived from the market which may include inputs such as cash flow forecasts, default probabilities and loss severity analyses.

29.   Accordingly, Level 1 assets represent the most liquid as the value is

dictated by active trading markets while Level 3 assets represented the least liquid

as there are no observable market inputs to help determine their value. By most

mutual fund standards, only Level 1 assets are deemed to be liquid, or capable of

being sold at a price at or near their valuation within a reasonable period of time.

30.   Rather than shifting to more liquid assets as investor net redemptions

were mounting, the Fund held a large proportion of less liquid Level 2 and illiquid

Level 3 securities investments as demonstrated in the chart below based upon the

Fund's SEC filings:

Date	Total Investments	Level 1	%	Level 2	%	Level 3	%
04/30/14	$2,698,087,237	$265,497,166	9.84	$2,262,866,276	83.87	$169,723,795	6.29
10/31/14	$2,750,104,097	$236,222,158	8.59	$2,006,630,809	72.97	$507,251,130	18.44
04/30/15	$2,314,738,823	$193,395,860	8.35	$1,720,698,211	74.34	$400,644,752	17.31
10/31/15	$1,170,445,838	$97,294,599	8.31	$795,763,908	67.99	$277,387,311	23.70

31.   Thus, the Fund was allocated in manner actually ***opposite the SEC's***

guidance. Rather than holding only 15% illiquid assets, the Fund was actually

holding less than 10% in liquid (Level 1) assets and over 90% in less liquid or

illiquid (Level 2 and 3) assets.

32.   Along these lines, the Fund had 76% of its portfolio exposed to very

low-rated CCC+ securities and below, compared to a median level of 22% of such

securities among similar junk bond funds, according to analysts at Citigroup. *See*

The Business Insider, "Inside Third Avenue Management, Where Employees Were

Terrified to Bring Bad News to the Boss," by Tim McLaughlin, Ross Kerber and

Svea Herbst-Bayliss, December 24, 2015. The Fund also purchased large portions, ten percent or more, of smaller, less frequently-traded bond offerings, including for the bankrupt Energy Future Holdings Corp. *See Bloomberg Business*, "Investors See Third Avenue Fueling More Bond Market Carnage," by John Gittelsohn, December 13, 2015.

33.   The accumulation of such large stakes in these types of assets was especially reckless. As the Fund became "the largest holder of certain loans and securities that traded infrequently," when it then went to sell these assets, "savvy traders…quickly figured out that a large investor was under pressure to sell" and offered "lowball bids for some of its assets, which would have caused it to absorb big losses if it sold at those prices." *See The Wall Street Journal*, "Third Avenue CEO Barse Departs," December 14, 2015.

34.   According to its October 31, 2015 Fourth Quarter Report, the Fund additionally held many other low-liquidity or illiquid types of investments such as private equities, units of closed-end funds, and term loans, including Debtor-in-Possession loans for bankrupt entities and loans to energy companies.

The Fund Redeems Hundreds of Millions of Dollars of its
Shares at Inflated Prices and Then Blocks Further Redemptions

35.   In 2015, the lowest rated high-yield securities performed far worse than the rest of the market. The rout was fueled by falling commodities, including energy, prices, to which sector the high-yield segment of the market is heavily

weighted. The Fund had over $2.97 billion in net assets at the beginning of fiscal year 2015, but due to portfolio losses and redemptions, it was down to $2.46 billion by April 30, 2015, with net redemptions of over $186 million. The Fund's net assets continued to fall in 2015 to $1.37 billion on October 31, 2015, with net redemptions for the entire fiscal year totaling over $938 million. Thus, over $750 million in redemptions occurred in the last half of fiscal 2015.

36.   Those shareholders cashing out benefitted from the Fund's failure to properly value its assets at the expense of its remaining shareholders. The Fund's heavy holdings of illiquid assets make it extremely unlikely that prior redemptions were properly valued. Thus, "Third Avenue's credit fund . . . more than any of its peers, skewed its portfolio toward high-risk, high-return turnaround situations in which the bonds traded so infrequently that determining a price for them was little more than guesswork." *The New York Times*, "A New Focus on Liquidity After a Fund's Collapse," by Landon Thomas Jr., January 11, 2016. The *Times* further reported that the SEC has previously prosecuted mutual funds for inflating the value of hard-to-sell securities, and that here, it might investigate "whether the portfolio managers at the [Fund] set prices too high for the most illiquid bonds. Mispricings of hard-to-trade (and hard-to-value) securities give investors a distorted view of the assets' worth — which makes the fund all the more vulnerable when investors remove their money *en masse*."

37.   Having failed to maintain adequate liquidity consistent with the

mandates of an open-ended mutual fund, on December 9, 2015, Third Avenue

Management notified Fund investors that it was no longer accepting redemptions

and planned to put the Fund into liquidation (the "Liquidation Announcement").

David Barse ("Barse"), the Trust' Chief Executive Officer and President at the

time, stated in a message to investors:

> We believe that, with time, [the Fund] would have been
> able to realize investment returns in the normal course.
> Investor requests for redemption, however, in addition to
> the general reduction of liquidity in the fixed income
> markets, have made it impracticable for the Fund going
> forward to create sufficient cash to pay anticipated
> redemptions without resorting to sales at prices that
> would unfairly disadvantage the remaining shareholders.
>
> In line with its investment approach, the Fund has some
> investments in companies that have undergone
> restructurings in the last eighteen months, and while we
> believe that these investments are likely to generate
> positive returns for shareholders over time, if [the Fund]
> were forced to sell those investments immediately, it
> would only realize a portion of those investments' fair
> value given market conditions.

38.   As noted by *Morningstar* in an article entitled "Many Concerns About

Third Avenue," had the Fund "met further redemption requests, it likely would

have decimated the Fund's performance, leaving remaining shareholders with even

deeper losses."

39. On December 11, 2015, Barse presented to his partners a rescue plan which involved selling the Fund's assets to private-equity firm Fortress Investment Group LLC ("Fortress"). The offer was rejected as apparently too low, highlighting the prior overvaluing of the Fund's assets as redemptions were processed during 2015. Believing that the offer represented fair value for the Fund's assets, however, Barse vowed to push forward despite the disapproval. Barse was subsequently terminated.

40. Since the Liquidation Announcement, the Fund's NAV has significantly underperformed its benchmarks with the Fund's NAV falling over 20% to present while other high-yield funds such as the SPDR® Barclays High Yield Bond ETF and the iShares iBoxx $ High Yield Corporate Bond ETF have fallen only approximately 6.4% and 5% respectively. The Fund's stark departure from such benchmarks further demonstrates the inflated values at which the Fund's assets were previously set and at which redemptions were improperly paid.

41. On December 16, 2015, Third Avenue notified Fund investors that it was working with the SEC to liquidate the Fund through the Focused Credit Fund rubric rather than a separate liquidation vehicle. The Fund stated that the initial shareholder distribution would include only 9% of the Fund's capital, demonstrating that the Fund could not quickly sell 91% of its remaining assets at reasonable or above fire-sale prices.

42.   On December 22, 2015, Morningstar announced that in the wake of

the demise of the Fund, it was downgrading its assessment of Third Avenue

Management, as adviser to all of the Third Avenue Funds, from Neutral to

Negative. In discussing the Fund's downfall, Morningstar noted that:

> Perhaps the most fundamental failure came at the outset
> in the firm's decision to offer the Focused Credit strategy
> as an open-end mutual fund at all. The open-end format
> demands daily liquidity, yet this was no ordinary high-
> yield bond fund. Among other items, the fund invested
> in high-yield bonds, loans, common stocks, and even
> some private equities, many of which became
> increasingly illiquid. Its weighting in nonrated debt was
> the highest in the peer group, and its weighting in B rated
> or lower debt was second-highest.   The underlying
> distressed bonds central to the strategy were particularly
> prone to illiquidity. ***Management, and the board that
> oversaw the fund, failed to reconcile this inconsistency,
> and that mismatch ultimately proved to be the fund's
> undoing.***
>
> However, once the decision to launch the fund had been
> made, ***management and the fund's board had a
> responsibility to monitor the fund's liquidity and make
> necessary adjustments to ensure the fund could meet
> redemption requests in an orderly way. They failed to
> do so—management in miscalculating the potential
> illiquidity of the fund's holdings and the board in not
> holding management's feet to the fire as a secondary
> check.*** [Emphasis added].

See Morningstar, "Many Concerns About Third Avenue," December 22, 2015.

Plaintiff's Books and Records Demand
and Third Avenue's Failure to Adequately Comply

43. On February 22, 2016, Plaintiff, through his attorneys, addressed the Demand to the Trust's Board at its principal executive office located in New York, New York requesting that he and his attorneys be allowed to inspect the books and records of Third Avenue relating to the foregoing allegations. Federal Express reports that Third Avenue received the Demand on February 23, 2016. (See Exhibit B).

44. Plaintiff has complied with the provisions of Section 3819 relating to the form and manner of making the Demand to inspect the books and records of Third Avenue.

45. Plaintiff's Demand seeks the Trust's books and records in order "to investigate whether the Fund was mismanaged or whether the Board, the Trust's Officers and/or the Adviser engaged in any wrongdoing." The Trust's books and records will also enable Plaintiff to determine whether to: (i) file litigation against Third Avenue's trustees, the Adviser and other relevant persons; (ii) make a demand to take appropriate actions; (iii) seek an audience with the Board; or (iv) to pursue other similar actions in the best interest of the Trust, the Fund and its shareholders.

46.   Third Avenue is in breach of Section 3819 because it was required to

permit the inspection of Third Avenue's books and records but it has failed to

provide sufficient access to the books and records sought through the Demand.

47.   On February 26, 2016, Third Avenue, through its attorneys, addressed

a letter (attached hereto as Exhibit D) to Plaintiff seeking to discuss the parameters

of any inspection.

48.   On March 1, 2016, attorneys for Plaintiff and the Trust held a

telephone conference during which the Trust agreed to produce certain Board

materials and prospectuses. Plaintiff agreed to accept an initial production without

prejudice to his right to receive additional documents responsive to the Demand.

The Trust's counsel also requested that Plaintiff enter into a confidentiality

agreement drafted by the Trust. Plaintiff executed and returned the confidentiality

agreement that same day, a copy of which is attached hereto as Exhibit E.

49.   On March 3, 2016, Plaintiff filed a pre-motion letter (attached hereto

as Exhibit F), pursuant to the Individual Practices of Judge P. Kevin Castel of the

United States District Court for the Southern District of New York, seeking to file

a motion to intervene and stay in a shareholder derivative action brought on behalf

of the Trust entitled *Engel v. Third Avenue Management Company LLC, et al.*, No.

16-cv-01118-PKC (the "*Engel* Action"). Plaintiff sought to intervene in order to

avert any potential prejudice to the Trust and its shareholders as a result of Engel's failure to adequately allege demand futility. Plaintiff additionally sought a stay of the *Engel* Action pending further investigation of any potential claims, including obtaining the books and records sought by Plaintiff's Demand.

50.   On March 8, 2016, the plaintiff in the *Engel* Action filed an amended complaint seeking to address Plaintiff's concerns with respect to the demand futility allegations and also filed a letter (attached hereto as Exhibit G) opposing Plaintiff's requested intervention and stay. Plaintiff responded that same day in a letter (attached hereto as Exhibit H) reiterating the prudence of conducting an adequate investigation prior to filing a shareholder derivative action.

51.   On March 10, 2016, Plaintiff sent an email to the Trust's counsel inquiring as to when they anticipated beginning the production of documents. The Trust's counsel responded "[n]ot sure; we are working on it." (attached hereto as Exhibit I)

52.   On March 15, 2016, Plaintiff sent a letter (attached hereto as Exhibit J) to the Trust's counsel inquiring again as to the status of document production.

53.   On March 17, 2016, Plaintiff filed this action as a result of Third Avenue's failure to produce any documents.

54.   On March 18, 2016, Judge Castel entered a Stipulation and Order (attached hereto as Exhibit K) extending the time for defendants in the *Engel*

Action to file a pre-motion letter until May 9, 2016 and setting an initial conference for June 1, 2016.

55.   Also on March 18, 2016, Third Avenue Management made an initial production of documents.

56.   On March 22, 2016, this Court set a scheduling conference for March 28, 2016.

57.   Also on March 22, 2016, Judge Castel entered an Order (attached hereto as Exhibit L) deeming Plaintiff's pre-motion letter as his motion in support of his positions, denying Plaintiff's request for a stay, and setting a schedule for the submission of any proposed complaints in intervention pursuant to Fed. R. Civ. P. 24(c), as well any briefing related to that issue.

58.   On March 23, 2016, Plaintiff wrote to this Court providing an update concerning Defendant's agreement to produce Board related materials and to request an adjournment of the scheduling conference to a later date should the parties have a dispute concerning the scope of production.

59.   On March 25, 2016, Third Avenue Management made the bulk of the production to Plaintiff, consisting mainly of certain Board related materials. On March 30, 2016, Third Avenue Management made another small document production.

60.   On March 31, 2016, pursuant to Judge Castel's March 22, 2016 Order, Plaintiff submitted his [Proposed] Complaint in Intervention (attached hereto as Exhibit M) in the *Engel* Action.

61.   On April 4, 2016, following a preliminary review and analysis of the document productions to date, Plaintiff wrote a letter (attached hereto as Exhibit N) to Defendant's counsel identifying categories of documents that had yet to be produced in response to Plaintiff's Demand.

62.   On April 8, 2016, Plaintiff addressed a supplemental demand letter (the "Supplemental Demand," attached hereto with proof of mailing as Exhibit O) to the Trust, incorporating by reference the Demand and seeking certain specific documents, which Plaintiff believed were included within the scope of his Demand and necessary for his investigation.

63.   Also on April 8, 2016, following the Supplemental Demand having been emailed to Defendant's counsel (attached hereto as Exhibit P), Third Avenue Management made an additional document production indicating in its cover letter that it would not produce any more responsive documents.

64.   On April 11, 2016, pursuant to Judge Castel's March 22, 2016 Order, Plaintiff filed a reply brief in the *Engel* Action (attached hereto as Exhibit Q) in further support of his application to intervene.

65.   Also on April 11, 2016, Defendant addressed a letter (attached hereto as Exhibit R) to this Court stating it would move to dismiss this action if Plaintiff intended to proceed in light of Plaintiff's submission of the [Proposed] Complaint in Intervention.

66.   On April 12, 2016, this Court held a scheduling conference during which Defendant reiterated its intention to move to dismiss this action on the basis of Plaintiff's [Proposed] Complaint in Intervention. The Court set a briefing schedule for Defendant's motion to dismiss and also for a motion for summary judgment to be filed by Plaintiff.

67.   On April 13, 2016, following up on a discussion with Defendant's counsel earlier in the day, Plaintiff sent a letter (attached hereto as Exhibit S) to Defendant identifying the categories of documents that Defendant had not yet produced and which Plaintiff intended to pursue on summary judgment, and notifying Defendant of his intention to amend the Complaint to include the Supplemental Demand.

68.   Third Avenue has failed to produce sufficient information in order to permit Plaintiff to perform an adequate investigation consistent with the purposes of his Demand and Supplemental Demand. Third Avenue is in breach of Section 3819 for failing to comply with its obligation to permit the inspection of necessary and

sufficient books and records with respect to Plaintiff's Demand and Supplemental

Demand.

WHEREFORE, Plaintiff respectfully requests that the Court enter an Order

pursuant to 12 *Del. C.* §3819 and Delaware common law:

A. Requiring the Trust to permit Plaintiff and/or his attorneys to inspect
    and copy the materials identified in the Demand and Supplemental
    Demand forthwith;

B. Awarding the costs and fees associated with the prosecution of this
    action to Plaintiff; and

C. Awarding such other and further relief as the Court deems just and
    proper.

Dated: April 18, 2016


**ROSENTHAL, MONHAIT &
GODDESS, P.A.**


By: /s/ *Carmella P. Keener*
    Carmella P. Keener (Del. Bar No. 2810)
    919 N. Market Street, Suite 1401
    P.O. Box 1070
    Wilmington, DE 19899
    (302) 656-4433

    Attorneys for Plaintiff

OF COUNSEL:

ABRAHAM, FRUCHTER & TWERSKY, LLP
Jeffrey S. Abraham
Philip T. Taylor
One Penn Plaza, Suite 2805
New York, NY 10119
(212) 279-5050



EXHIBIT A



ABRAHAM, FRUCHTER & TWERSKY, LLP

February 22, 2016

By Federal Express

Board of Trustees
Third Avenue Trust
622 Third Avenue
New York, New York 10017

    Re: **Demand to Inspect Books and Records Pursuant to Delaware**
              Statutory Trust Act Section 3819 and Delaware Common Law

Ladies and Gentlemen:

Daniel W. Krasner, a beneficial owner of the Institutional Class shares of the Third Avenue Focused Credit Fund (the "Fund"), a series of the Third Avenue Trust (the "Trust"), has appointed our firm, Abraham, Fruchter & Twersky, LLP ("AF&T"), as his attorney-in-fact and agent for purpose of requesting and conducting an inspection of books and records pursuant to Section 3819 of the Delaware Statutory Trust Act, 12 *Del. C.* §3819 ("Section 3819"), and Delaware common law (the "Request"). In connection with the Request, Mr. Krasner has executed a Power of Attorney and has verified as true and correct the facts and statements contained in this letter. The Power of Attorney and Verification are enclosed herewith. Additionally, proof of Mr. Krasner's beneficial ownership of the shares of the Fund is attached as Exhibit A to Mr. Krasner's Verification.


BACKGROUND


The Fund

The Fund was first offered to investors on August 31, 2009 and is registered under the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. §80a-1, *et seq.*, as an open-ended mutual fund. Open-ended mutual funds issue shares that are bought and sold at their net asset value ("NAV"), based upon the value of the fund's underlying securities and generally calculated at the end of each trading day. Open-ended funds are required to allow investors to redeem the value of their shares upon demand.

The Fund was one of five series of funds operated under the umbrella of the Trust, known collectively as the Third Avenue Funds. The Trust is managed by the board of trustees (the "Board"), which hired Third Avenue Management, LLC ("Third Avenue Management" or the

"Adviser") to serve as the investment adviser for all of the Third Avenue Funds, including the Fund. The Fund focused on investing in bonds and other types of credit instruments that are rated below investment grade by some or all of the independent rating agencies, including Moody's, Standard & Poor's and Fitch, a class of assets otherwise known as "junk bonds."

The Fund's strategy was to buy distressed debt and other investments likely to rise as the economy rebounded. These included very low-rated junk bonds, including many rated CCC+ and below. According to Standard and Poor's credit rating definitions, bonds rated CCC are "currently vulnerable to nonpayment, and [ ] dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation." Further, "[i]n the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation."

The Fund offered two share series with different investment minimums and fees: the Investor Class and Institutional Class. The minimum initial investment for the Investor Class was $2,500 with net annual operating expenses capped by agreement with the Adviser at 1.20% of assets under managements. The Institutional Class required a minimum investment of $100,000 with net annual operating expenses capped at 0.95%. The Fund grew steadily through mid-2014 under Lead Portfolio Manager Thomas Lapointe, with net assets under management topping out over $3 billion by the summer of 2014.

The Market Experiences Liquidity and Valuation Challenges

While fixed income markets in 2013 and most of 2014 were robust, an increase in demand for these assets without a concomitant increase in trading volumes was causing liquidity in those markets to actually dry up. A paper titled "The Liquidity Challenge: Exploring and Exploiting (Il)liquidity" published by the *Blackrock Investment Institute* in June 2014 warned:

> ***Mutual funds: These liquid vehicles are holding an increasing amount of credit instruments.*** The value of corporate bonds held by U.S. mutual funds has more than doubled since 2007, reaching roughly $1.7 trillion, Investment Company Institute (ICI) data show. . . . This amounts to 17.6% of outstanding U.S. corporate debt, compared with 12.8% in 2007.
>
> ***Liquidity has not kept pace.*** Total outstanding corporate debt more than doubled in the decade ending 2013, whereas trading volumes are unchanged. Is this a problem? Corporate bonds are spread over many funds, and redemptions typically are a slow burn. ***That said, a sudden wave of reallocations has the potential to cause hiccups***—although long-term institutional buyers may use it as a buying opportunity. [Emphasis added.]

Other influential commentators warned of an impending liquidity crunch as the U.S. government's quantitative easing monetary policy was coming to an end. On August 11, 2014, *Financial Times* published an article by Alberto Gallo titled "Unwary Yield Hunters Risk Liquidity Trap – Sell Early to Avoid Rush for High-Yield Exit as Fed QE Ends" stating:

> With the end of the US Federal Reserve's low-for-long policy in sight, investors are set for a rough ride.... Yields are near record lows and liquidity in secondary markets is declining, making it harder to exit swiftly. Reducing exposure earlier could be a wise decision.... Indeed, US high-yield mutual funds and ETFs registered a record $7.1bn of outflows in the week to August 6.

> * * *

> Regulators have already raised red flags. The International Monetary Fund highlighted weaknesses in high-yield bonds and leveraged loans in its latest assessment of the US economy, warning of "a tail risk where there was a precipitous attempt by investors to exit certain markets – perhaps exacerbated by outflows from ETFs and mutual funds as well as near-term market illiquidity." ...[M]ost important, *the plumbing of credit markets has changed*. ...Dealers have less ability to warehouse risk and compensate for market volatility: *an index by RBS estimates trading liquidity has dropped 70 per cent since 2007.* [Emphasis added.]

On November 24, 2014, *Reuters* published an article by Jessica Toonkel titled "When All of a Sudden The Most Liquid Market Out There Isn't Liquid, Its Worrisome" stating that "US fund firms are taking extra measures to make sure they don't get stuck holding hard-to-sell bonds in the event that fixed income markets see a massive race to the exits when interest rates start to rise." Specifically, several well-known asset managers were "testing their funds against various market scenarios, building cushions of cash, shorter-duration bonds, and other liquid securities, *and regularly discussing risks with their boards.*" [Emphasis added]. A number of firms had "increased their allocations to cash to provide their portfolios with a buffer in the case of a liquidity crunch." Further, "concerns about bond liquidity [had] made it up to the fund board level." The article noted that at one fund, at the request of board members and its parent company, the head of investment risk management held a session on bond market liquidity for the board of trustees, detailing new monitoring procedures they had implemented to gauge liquidity.

Other high-yield mutual fund managers were taking notice. In May 2015, Pacific Investment Management Company LLC ("PIMCO"), a stalwart of fixed income investing, published an article by Jelle Brons titled; "Security Selection and Liquidity Management Are Key in the Steadily Growing Credit Market" stating, in relevant part:

> ***In the wake of the financial crisis, broker-dealers are less inclined to warehouse risk and move corporate bonds among investors, a trend that could affect liquidity in certain areas of the market.***
>
> * * *
>
> Risk management should be a consistent focus for credit investors, and as the market expands in both size and complexity while broker-dealers continue to limit inventories, ***portfolio liquidity management (i.e., ensuring accounts have sufficient liquidity at all times) becomes a core component of risk management. As securities age in PIMCO's credit portfolios, we tend to rotate out of less liquid securities as opportunities arise and/or we conclude we are not being sufficiently compensated for liquidity risk.*** [Emphasis added.]

<u>The Liquidity Risks and Standards Are Ignored at the Fund</u>

Section 22(e) of the ICA, 15 U.S.C. 80a-22(e), requires open-ended mutual funds registered under the Act, such as the Fund, to pay investors within seven days of a redemption request. Further, under Rule 22c-1, 17 CFR §270.22c-l, an open-ended fund generally must sell and redeem its shares at a price based on the fund's current NAV as next computed after the receipt of a redemption, purchase or sale order. Rule 38a-1, 17 CFR 270.38a-1, also requires funds to adopt and implement policies and procedures designed to prevent a violation of the federal securities laws such as the above relevant provision of the ICA.

The Securities and Exchange Commission ("SEC") has continually reiterated the importance of managing an open-ended mutual fund's liquidity in order to timely satisfy investors' redemptions. Accordingly, SEC guidelines dictate that an open-ended mutual fund should hold no more than 15% of its underlying portfolio assets in illiquid securities. *See* Revision of Guideline to Form N-1A, Investment Company Act Release No. 18612, 57 Fed. Reg. 9828 (Mar. 20, 1992). The SEC defines an "illiquid" asset as "an asset which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the mutual fund has valued the investment on its books." *Id.* at 9829 (citing Acquisition and Valuation of Portfolio Instruments by Registered Investment Companies, Investment Company Act Release No. 14983, 51 Fed. Reg. 9773 (Mar. 21, 1986)).

In response to increased volatility in the fixed income markets in June 2013, on January 1, 2014, the SEC released a guidance update titled "Risk Management in Changing Fixed Income Market Conditions" encouraging fund advisers to take the follow steps to managing and communicating liquidity risks:

Assess and Stress Test Liquidity

...In light of potential market volatility, fund advisers may consider assessing fund liquidity needs during both normal and stressed environments, including assessing their sources of liquidity...

Conduct More General Stress-Tests/Scenario Analyses

Fund advisers may consider assessing the impact (beyond just liquidity) of various stress-tests and/or other scenarios on funds...

Risk Management Evaluation

Fund advisers may want to consider using the outcomes of any assessments, analyses, and conversations to evaluate what risk management strategies and actions are most appropriate... These may include decisions around portfolio composition, concentrations, diversification and liquidity, among other factors.

Communication with Fund Boards

Fund advisers may consider what information should be provided to fund directors so that they are informed of the risk exposures and liquidity position of the fund, and the fund's ability to manage through changing interest rate conditions and potentially increased fixed income market volatility.

Shareholder Communications

Funds should also assess the adequacy of their disclosures to shareholders in light of any additional risks due to recent events in the fixed income markets and the potential impact of tapering quantitative easing and/or rising interest rates, including the potential for periods of volatility and increased redemptions... [Footnotes omitted.]

Further, the SEC recently proposed new regulations stressing the importance of adequate liquidity management for open-ended mutual funds. Thus, the SEC proposal states that "meeting daily redemption obligations is fundamental for open-end funds, and funds must manage liquidity in order to meet these obligations" and proposes a regulation requiring open-ended fund to develop liquidity risk management programs. Open-Ended Fund Liquidity Risk Management Programs, Investment Company Act Release No. 31835 at 17, SEC File Nos. S7-16-15; S7-08-15 (Sept. 22, 2015).

A mutual fund's board of directors, or a similar governing body, is responsible for determining a security's liquidity based upon the trading market for that specific security. *See* Resale of Restricted Securities; Changes to Method of Determining Holding Period of Restricted Securities Under Rules 144 and 145, Investment Company Act Release No. 17452, 55 Fed. Reg. 17933, 17940 (Apr. 30, 1990).

The Board represented to investors and the Fund's shareholders that it was monitoring liquidity. Thus, the Trust regularly included in its Statement of Additional Information ("SAI"), which was incorporated by reference into the Trust's Prospectuses, a disclosure providing that:

> *Under normal circumstances, none of the Funds will purchase or otherwise acquire any investment if, as a result, more than 15% of its net assets (taken at current market value) would be invested in securities that are illiquid.*
>
> *   *   *
>
> *Over the past several years, strong institutional markets have developed for various types of restricted securities, including repurchase agreements, some types of commercial paper, and some corporate bonds and notes (commonly known as "Rule 144A Securities").* Securities freely salable among qualified institutional investors under special rules adopted by the SEC, or otherwise determined to be liquid, may be treated as liquid *if they satisfy liquidity standards established by the Board of Trustees (the "Board").* The continued liquidity of such securities may not be as well assured as that of publicly traded securities, and accordingly, *the Board will monitor their liquidity. The Board will review pertinent factors such as trading activity, reliability of price information and trading patterns of comparable securities in determining whether to treat any such security as liquid for purposes of the foregoing 15% test.* [Emphasis added.][1]

The Board also had the responsibility of valuing or overseeing the valuation of the Fund's assets, which was a crucial part of its oversight duties. According to the Trust's SAI, the Board had a Valuation Committee made up of the Trust's Chief Financial Officer, Controller, and General Counsel: Vincent Dugan, James Hall and Michael Buono, respectively. The SAI further stated that the Board had a Fair Value Committee composed of all Independent Trustees of the Trust: Charles Walden, William Chapman, Lucinda Franks, Edward Kaier, Eric Rakowski, Patrick Reinkemeyer and Martin Shubik. Finally, according to the SAI, "[t]hese Committees

---

[1]   This particular disclosure was included in the SAI dated March 1, 2015 (Revised march 2, 2015, March 20, 2015 and October 15, 2015). Substantially similar disclosures were included in the Trust's other SAIs distributed to the Fund's investors.

assist the Board in establishing valuation policies, in providing direction to the Adviser regarding the principles of valuing certain securities or types of securities, and in reviewing valuations determined by the Adviser. The Valuation Committee and a member of the Fair Value Committee meet or confer as needed between Board meetings."

According to the Trust's March 1, 2015 Prospectus, the "valuation committee of designated independent Trustees [makes] a determination of fair value based on committee members' or Trustees' judgments of relevant information and an analysis of the asset class . . . Details of fair valuation methodologies and determinations for all fair valued positions are reviewed by the Trustees of the Trust on a quarterly basis." According to SEC guidance, a fund's board may enlist the assistance of individuals who are not board members to assist with its valuation duties, but it may not fully delegate these responsibilities and must establish the fair value methodology and continuously review both the appropriateness of the methods used and the valuation findings resulting from such methods. *See* Accounting for Investment Securities by Registered Investment Companies, Accounting Series Release No. 118, 35 Fed. Reg. 19986, 19988-89 (Dec. 23, 1970).

The communications promulgated by the Trust also assured the Fund's investors that redemption requests would be timely honored, as they should be consistent with the ICA and SEC guidance, stating in the prospectuses filed by the Trust with respect to issuing shares of the Fund that:

General

You may redeem your shares on any day during which the NYSE is open for trading, either directly from a Fund or through certain broker-dealers or other financial intermediaries. Fund shares will be redeemed at the NAV next calculated after your order is received in good order by a Fund or its designees...

* * *

Payment of Redemption Proceeds

A Fund will usually make payment for redemptions of Fund shares within one business day, but not later than seven calendar days, after receipt of a redemption request. [Emphasis added.]

The Adviser had its own duties to shareholders and the Fund. Article 2(b) of the Investment Advisory Agreements between Third Avenue Management and the Trust stated that the Adviser would abide by these standards in managing the Fund. Specifically, the Investment Advisory Agreements provide that:

In the performance of its duties under this Agreement, the Adviser shall at all times use all reasonable efforts to conform to, and act in accordance with, any requirements imposed by (i) the provisions of the Investment Company Act of 1940, as amended (the "Act"), and of any rules or regulations in force thereunder; (ii) any other applicable provisions of the law; (iii) the provisions of the Trust Instrument and By-Laws of the Trust...; (iv) the investment objective, policies and restrictions applicable to the Fund as set forth in the Fund's Prospectus (including its Statement of Additional Information) and (v) any policies and determinations of the Board of Trustees of the Trust.

Contrary to its duties to adequately oversee the Fund and the Adviser, the Board reportedly allowed David Barse, a former Trustee and President and Chief Executive Officer of the Trust and Third Avenue Management, and his top lieutenants to run the Fund's operations as they saw fit. *The Business Insider*, "Inside Third Avenue Management, where employees were terrified to bring bad news to the boss," by Tim McLaughlin, Ross Kerber and Svea Herbst-Bayliss, December 24, 2015.

The Fund Fails to Maintain Adequate Liquidity
While the High-Yield Market Declines

Notwithstanding the mandate of the ICA, SEC guidance requiring the Fund to maintain adequate liquidity, the Trust's own representations that it would monitor liquidity, and the promises set forth in the Investment Advisory Agreements, the Board and the Adviser appears to have failed to ensure that the Fund maintained adequate liquidity.

The relative illiquidity of the Fund was reflected by a Generally Accepted Accounting Principles ("GAAP") method used to determine the fair value of a fund's assets. Under Financial Accounting Standards Board Accounting Standards Codification Topics 820-10, Fair Value Measurements and Disclosures ("FASB ASC 820-10"), there are three levels for determining fair value, which use the following inputs:

- Level 1 – Quoted prices in active markets for identical assets or liabilities;

- Level 2 – Significant other observable inputs, such as quoted prices for similar assets using observable data such as interest rates and yield curves; and

- Level 3 – Significant unobservable inputs not derived from the market which may include inputs such as cash flow forecasts, default probabilities and loss severity analyses.

Accordingly, Level 1 assets represent the most liquid as the value is dictated by active trading markets while Level 3 assets represented the least liquid as there are no observable market inputs to help determine their value. By most mutual fund standards, only Level 1 assets are deemed to be liquid, or capable of being sold at a price at or near their valuation within a reasonable period of time.

Rather than shifting to more liquid assets as investor net redemptions were mounting, the Fund held a large proportion of less liquid Level 2 and illiquid Level 3 securities investments as demonstrated in the chart below based upon the Fund's SEC filings:

Date	Total Investments	Level 1	%	Level 2	%	Level 3	%
04/30/14	$2,698,087,237	$265,497,166	9.84	$2,262,866,276	83.87	$169,723,795	6.29
10/31/14	$2,750,104,097	$236,222,158	8.59	$2,006,630,809	72.97	$507,251,130	18.44
04/30/15	$2,314,738,823	$193,395,860	8.35	$1,720,698,211	74.34	$400,644,752	17.31
10/31/15	$1,170,445,838	$97,294,599	8.31	$795,763,908	67.99	$277,387,311	23.70

Thus, the Fund was allocated in manner actually *opposite the SEC's guidance*. Rather than holding only 15% illiquid assets, the Fund was actually holding less than 10% in liquid (Level 1) assets and over 90% in less liquid or illiquid (Level 2 and 3) assets.

Along these lines, the Fund had 76% of its portfolio exposed to very low-rated CCC+ securities and below, compared to a median level of 22% of such securities among similar junk bond funds, according to analysts at Citigroup. *See The Business Insider*, "Inside Third Avenue Management, Where Employees Were Terrified to Bring Bad News to the Boss," by Tim McLaughlin, Ross Kerber and Svea Herbst-Bayliss, December 24, 2015. The Fund also purchased large portions, ten percent or more, of smaller, less frequently-traded bond offerings, including for the bankrupt Energy Future Holdings Corp. *See Bloomberg Business*, "Investors See Third Avenue Fueling More Bond Market Carnage," by John Gittelsohn, December 13, 2015. The accumulation of such large stakes in these types of assets was especially reckless. As the Fund became "the largest holder of certain loans and securities that traded infrequently," when it then went to sell these assets, "savvy traders…quickly figured out that a large investor was under pressure to sell" and offered "lowball bids for some of its assets, which would have caused it to absorb big losses if it sold at those prices." *See The Wall Street Journal*, "Third Avenue CEO Barse Departs," December 14, 2015.

According to its October 31, 2015 Fourth Quarter Report, the Fund additionally held many other low-liquidity or illiquid types of investments such as private equities, units of closed-end funds, and term loans, including Debtor-in-Possession loans for bankrupt entities and loans to energy companies.

**The Fund Gets Battered by the Market While the Fund Redeems Hundreds
of Millions in Shares at Inflated Prices and then Blocks Further Redemptions**

In 2015, the lowest rated high-yield securities performed far worse than the rest of the market. The rout was fueled by falling commodities, including energy, prices, to which sector the high-yield segment of the market is heavily weighted. The Fund had over $2.97 billion in net assets at the beginning of fiscal year 2015, but due to portfolio losses and redemptions, it was down to $2.46 billion by April 30, 2015, with net redemptions of over $186 million. The Fund's net assets continued to fall in 2015 to $1.37 billion on October 31, 2015, with net redemptions for the entire fiscal totaling over $938 million.

Those shareholders cashing out benefitted from the Fund's failure to properly value its assets at the expense of its remaining shareholders. The Fund's heavy holdings of illiquid assets make it extremely unlikely that prior redemptions were properly valued. Thus, "Third Avenue's credit fund . . . more than any of its peers, skewed its portfolio toward high-risk, high-return turnaround situations in which the bonds traded so infrequently that determining a price for them was little more than guesswork." *The New York Times*, "A New Focus on Liquidity After a Fund's Collapse," by Landon Thomas Jr., January 11, 2016. The *Times* further reported that the SEC has previously prosecuted mutual funds for inflating the value of hard-to-sell securities, and that here, it might investigate "whether the portfolio managers at the [Fund] set prices too high for the most illiquid bonds. Mispricings of hard-to-trade (and hard-to-value) securities give investors a distorted view of the assets' worth — which makes the fund all the more vulnerable when investors remove their money *en masse*."

Having failed to maintain adequate liquidity consistent with the mandates of an open-ended mutual fund, on December 9, 2015, Third Avenue Management notified Fund investors that it was no longer accepting redemptions and planned to put the Fund into liquidation (the "Liquidation Announcement"). Barse stated in a message to investors:

> We believe that, with time, [the Fund] would have been able to realize investment returns in the normal course. Investor requests for redemption, however, in addition to the general reduction of liquidity in the fixed income markets, have made it impracticable for the Fund going forward to create sufficient cash to pay anticipated redemptions without resorting to sales at prices that would unfairly disadvantage the remaining shareholders.

> In line with its investment approach, the Fund has some investments in companies that have undergone restructurings in the last eighteen months, and while we believe that these investments are likely to generate positive returns for shareholders over time, if [the Fund] were forced to sell those investments immediately, it would only realize a portion of those investments' fair value given market conditions.

As noted by *Morningstar* in an article entitled "Many Concerns About Third Avenue," had the Fund "met further redemption requests, it likely would have decimated the Fund's performance, leaving remaining shareholders with even deeper losses."

On December 11, 2015, Barse presented a rescue plan to the Board which involved selling the Fund's assets to private-equity firm Fortress Investment Group LLC ("Fortress"). The Board rejected the offer as apparently too low, highlighting the prior overvaluing of the

Fund's assets as redemptions were processed during 2015. Believing that the offer represented fair value for the Fund's assets, however, Barse vowed to push forward despite the Board's disapproval. The Board then terminated Barse.

Since the Liquidation Announcement, the Fund's NAV has significantly underperformed its benchmarks with the Fund's NAV falling over 20% to present while other high-yield funds such as the SPDR® Barclays High Yield Bond ETF and the iShares iBoxx $ High Yield Corporate Bond ETF have fallen only approximately 6.4% and 5% respectively. The Fund's stark departure from such benchmarks further demonstrates the inflated values at which the Fund's assets were previously set and at which redemptions were improperly paid.

On December 16, 2015, Third Avenue notified Fund investors that it was working with the SEC to liquidate the Fund through the Focused Credit Fund rubric rather than a separate liquidation vehicle. The Fund stated that the initial shareholder distribution would include only 9% of the Fund's capital, demonstrating that the Fund could not quickly sell 91% of its remaining assets at reasonable or above fire-sale prices.

On December 22, 2015, Morningstar announced that in the wake of the demise of the Fund, it was downgrading its assessment of Third Avenue Management, as adviser to all of the Third Avenue Funds, from Neutral to Negative. In discussing the downfall of the Fund, Morningstar noted that:

> Perhaps the most fundamental failure came at the outset in the firm's decision to offer the Focused Credit strategy as an open-end mutual fund at all. The open-end format demands daily liquidity, yet this was no ordinary high-yield bond fund. Among other items, the fund invested in high-yield bonds, loans, common stocks, and even some private equities, many of which became increasingly illiquid. Its weighting in nonrated debt was the highest in the peer group, and its weighting in B rated or lower debt was second-highest. The underlying distressed bonds central to the strategy were particularly prone to illiquidity. *Management, and the board that oversaw the fund, failed to reconcile this inconsistency, and that mismatch ultimately proved to be the fund's undoing.*
>
> However, once the decision to launch the fund had been made, *management and the fund's board had a responsibility to monitor the fund's liquidity and make necessary adjustments to ensure the fund could meet redemption requests in an orderly way. They failed to do so—management in miscalculating the potential illiquidity of the fund's holdings and the board in not holding management's feet to the fire as a secondary check.* [Emphasis added].

See Morningstar, "Many Concerns About Third Avenue," December 22, 2015.

THE REQUEST

We are writing this letter pursuant to Section 3819 and Delaware common law in order to investigate whether the Fund was mismanaged or whether the Board, the Trust's Officers and/or the Adviser engaged in any wrongdoing. We plan to evaluate the books and records produced in response to this Request to determine whether to institute litigation ourselves, make a demand on the Board to institutes such litigation, seek an audience with the Board or to pursue other similar actions in the best interests of the Trust, the Fund and its shareholders.

The Request for books and records is intended to include within its scope all such materials that are within the legal possession, custody or control of the Trust or the Fund, including, but not limited to, such information that is within the possession of the Adviser, outside legal counsel, accountants and consultants to the extent such books and records may be deemed within the control of the Trust or Fund.

The terms "Trust," "Fund", and "Adviser" with respect to the requests are meant to include their respective directors, officers, agents, employees, other representatives or anyone acting on their behalf. The connectives "and" and "or" shall be construed either disjunctively or conjunctively as necessary to bring within the scope of the discovery request all responses that might otherwise be construed to be outside of its scope. The use of the singular form of any word includes the plural and vice versa. The term "documents" is used in the broadest sense and means all books and records of the Trust, Fund and Adviser and includes electronically stored information such as email.

The term "Board Materials" includes, but is not limited, to any memoranda, presentations, reports, correspondence, email, minutes, recordings, consents, agendas, resolutions, charters, summaries, analyses, transcripts, notes, letters, packages or other similar documents, created by, distributed to or reviewed by or on behalf of the Board or any committees established by the Board.

Pursuant to Section 3819 and Delaware common law we are requesting that you make immediately available to us the following books and records for the period beginning January 1, 2014 (the "Relevant Time Period") through the date of this letter:

1.   Board Materials relating to, concerning or reflecting:

        a.   the meetings of the Board, or any of its committees, including the Audit, Valuation or Fair Value Committees;

        b.   any liquidity risk management program and any liquidity standards established by the Board or the Adviser;

      c.   monitoring of the Fund's liquidity;

      d.   monitoring of redemptions from the Fund;

      e.   any valuation policies or procedures, including but not limited to, any policies or procedures for determining whether and how to assign a "fair value" to securities held by the Fund, including, without limitation, those undertaken in accordance with the requirements of Section 2(a)(41)(B) the ICA, 15 U.S.C. §80a-2(a)(41)(B);

      f.   monitoring of the value of Fund's assets or NAV;

      g.   any investment policies or procedures of the Fund and the monitoring thereof;

      h.   Fortress' offer or plan to acquire Fund assets

      i.   the departure of David Barse; and

      j.   without respect to the Relevant Time Period, the creation and duties of the Board's Audit, Valuation and Fair Value Committees.

2.   Documents constituting or reflecting the policies or procedures of the Trust or Fund for:

      a.   determining the liquidity of the Fund's assets;

      b.   managing the Fund's liquidity in order to satisfy investor redemptions;

      c.   valuing securities held by the Fund, including, but not limited to, any policies or procedures of the Board's Valuation and Fair Value Committees;

      d.   investing the Fund's assets; and

      e.   calculating NAV.

3.   Documents reflecting the valuation of the Fund's investments beginning January 1, 2015 through the present, including, without limitation, any communications between the Adviser and the Board with respect to valuing the Fund's assets.

4.   Documents reflecting the number of shares of the Fund redeemed during 2015 and the prices paid upon redemption, including, without limitation, the number of share and prices paid on a daily, weekly or monthly basis.

5.   Documents reflecting the sale of any Fund assets following the Liquidation Announcement including, without limitation, documents sufficient to show how their sale prices compared with their valuation prior to the Liquidation Announcement.

6.   Documents reflecting Fortress' offer or plan to acquire Fund assets including, without limitation, the terms of that offer or plan, the price offered by Fortress compared to the Fund's previous carrying value of the assets to be sold, and any analysis performed by the Fund or the Adviser concerning the Fortress offer.

7.   Documents and communications concerning the departure of David Barse and the departure of any members of the Fund's investment team from the Adviser during 2015.

8.   Documents and communications concerning the independence of the members of the Board.

9.   Documents reflecting any determination as to the ability of the Trustees to be indemnified pursuant to the Trust Instrument or By-Laws dated October 31, 1996 or any amendments thereto.

10.   Documents reflecting any payments made by the Fund or the Trust for the benefit of the Trustees in connections with any pending litigation or government investigation relating to the announced liquidation of the Fund.

11.   The Trust Instrument and By-Laws dated October 31, 1996 and any similar governing documents of the Fund, including any amendments to those documents.

*   *   *

In order to expedite matters, enclosed is a draft confidentiality agreement which Mr. Krasner is willing to execute in connection with the Company's production of responsive documents. The model confidentiality agreement is being included for purposes of alleviating any delay in producing documents.

Please advise us within five (5) business days as to when and where the items requested above will be made available. Mr. Krasner intends to avail himself fully of the remedies provided at law and in equity if the Trust's responses are uncooperative, untimely or insufficient.

Very truly yours,



ABRAHAM, FRUCHTER &TWERSKY, LLP
Jeffrey S. Abraham
Philip T. Taylor

cc: John P. Coffey, Esq. (by e-mail)

VERIFICATION

I, Daniel W. Krasner, hereby state under oath:

1. I am a beneficial owner of Third Avenue Focused Credit Fund (the "Fund") Institutional Class shares as evidenced by a true and correct copy of the account statement attached hereto as Exhibit A.

2. I have read the foregoing demand made pursuant to Delaware Statutory Trust Act Section 3819 and Delaware Common Law addressed to the Board of Directors of the Third Avenue Trust, and the statement of purpose and other statements therein contained are true and correct as to my own knowledge and based upon information and belief.

I verify under penalty of perjury that the foregoing statements are true and correct.

Executed this 22nd day of February 2016, at San Diego, California.

DANIEL W. KRASNER

EXHIBIT A



THIRD AVENUE MANAGEMENT

P.O. Box 9802
Providence, RI 02940-8002
www.thirdave.com

Year-To-Date Statement

January 01 through December 31, 2015

[redacted]
DANIEL W KRASNER AND
RUTH KRASNER JTWROS
[redacted]

THIRD AVENUE FUNDS-UNASSIGNED
622 THIRD AVE 32ND FLOOR
NEW YORK NY 10017

Questions about your account?
Call our Shareholder Services Group
at 1(800)443-1021.

Account Number: [redacted]

Account Summary

Account Value on Jan 01, 2015	$103,727.49
Purchases/Reinvestments	$8,149.15
Redemptions	$0.00
Withholdings	$0.00
Account Value on Dec 31, 2015	$65,776.41

Portfolio Allocation

Your Portfolio is allocated 100% in Third Ave Focused Credit Fd .

[redacted]

Summary of Accounts by Fund

Registration: DANIEL W KRASNER AND
RUTH KRASNER JTWROS

Account Number: [redacted]

Fund Name	Beginning Value	Purchases/ Reinvestments	Redemptions	Ending Value
Third Ave Focused Credit Fd Instl CL	$103,727.49	$8,149.15	$0.00	$65,776.41
Total	**$103,727.49**	**$8,149.15**	**$0.00**	**$65,776.41**

Transaction Detail by Fund

Registration	Fund Name	Fund Number	
DANIEL W KRASNER AND RUTH KRASNER JTWROS	Third Ave Focused Credit Fd Instl CL	450	Cap Gains: Cash Dividends: Cash

Current Cost Basis Method: Average Cost Single Category

Transaction Date	Transaction Description	Number of Shares	Share Price	Dollar Amount
01/01/15	Beginning Value	10,715.650	$9.68	$103,727.49
03/24/15	Dividend - Reinvest	190.335	$9.34	$1,777.73
06/23/15	Dividend - Reinvest	228.196	$9.20	$2,099.40
09/22/15	Dividend - Reinvest	234.064	$8.12	$1,900.60

[redacted]



THIRD AVENUE MANAGEMENT
P.O. Box 9802
Providence, RI 02940-8002
www.thirdave.com

Year-To-Date Statement

January 01 through December 31, 2015

Transaction Detail by Fund

Registration	Fund Name	Fund Number	
DANIEL W KRASNER AND RUTH KRASNER JTWROS	Third Ave Focused Credit Fd Instl CL	450	Cap Gains: Cash Dividends: Cash
	Current Cost Basis Method: Average Cost Single Category		

Transaction Date	Transaction Description	Number of Shares	Share Price	Dollar Amount
12/08/15	Dividend - Reinvest	356.605	$6.65	$2,371.42
12/16/15	Dividend - Cash			$6,872.29
12/31/15	Ending Value	11,724.850	$5.61	$65,776.41

Read the most recent, in depth Portfolio Manager commentaries in Third Avenue Funds' Third Quarter Shareholder Letters. Please view them on our website, www.thirdave.com

Save paper and time by accessing your account statements and tax forms online at http://www.thirdave.com/log-in/

[redacted]

[redacted]

Additional Investment Form

Fund Name	Amount	Fund #/ Account #	(IRA Accounts Only) Contribution Year
Third Ave Focused Credit Fd Instl CL	$ ________	________	________
Other	$ ________	________	________
Other	$ ________	________	________

Return this form with your investment to:

Third Avenue Funds
P.O. Box 9802
Providence, RI 02940

DANIEL W KRASNER AND
[redacted]

[redacted]

LIMITED POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that Daniel W. Krasner does hereby make, constitute and appoint the law firm of Abraham, Fruchter & Twersky, LLP ("AF&T") and any person designated by AF&T, to act as true and lawful attorneys in fact for him, in his name, place and stead, in all matters regarding the demand for and examination of books and records of Third Avenue Trust and the Third Avenue Focused Credit Fund and giving and granting unto said attorneys full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in and without the premises, as fully, to all intents and purposes as it might or could do, with full power of substitution and revocation, hereby ratifying and confirming all that his attorneys or the substitute shall lawfully do or cause to be done.

IN WITNESS WHEREOF, I have hereunto set my hand as of Feb 17, 2016

DANIEL W. KRASNER

EXHIBIT B

Track your package or shipment with FedEx Tracking

My Profile | Support | Locations | English | Search

FedEx. Shipping | Tracking | Manage | Learn | FedEx Office ® | Login

FedEx ® Tracking



It's easy to get started shipping with FedEx.
Get started ▸

Track a Shipment

Help

Enter up to 30 FedEx tracking, door tag or FedEx Office order numbers(one per line).

Track

My Shipments

Track and save tracking results for your next visit to fedex.com

810011797631

Save tracking results

Print Help

Ship date: ?
Mon 2/22/2016
NEW YORK, NY US

Delivered
Signed for by: M.YUDAY

Actual delivery:
Tue 2/23/2016 12:14 pm
NY US

Hold at FedEx Location | Request Notifications | Obtain Proof of Delivery | More actions▾

Travel History

Help Hide

Date/Time	Activity	Location
2/23/2016 - Tuesday		
12:14 pm	Delivered	NY
8:52 am	On FedEx vehicle for delivery	NEW YORK, NY
7:46 am	At local FedEx facility	NEW YORK, NY
3:45 am	Departed FedEx location	NEWARK, NJ
2/22/2016 - Monday		
11:23 pm	Arrived at FedEx location	NEWARK, NJ
10:38 pm	Left FedEx origin facility	NEW YORK, NY
7:22 pm	Picked up	NEW YORK, NY
6:50 pm	Picked up Tendered at FedEx Office	NEW YORK, NY

Select time zone: Local Scan Time

Shipment Facts

Hide

Tracking number	810011797631	**Service**	FedEx Standard Overnight
Delivered To	Mailroom	**Total pieces**	1
Terms	Shipper	**Shipper reference**	THRID AVE TRUST
Packaging	FedEx Envelope	**Special handling section**	Deliver Weekday

FedEx. Search

Customer Focus
New Customer Center
Small Business Center
Service Guide
Customer Support

Company Information
About FedEx
Careers
Investor Relations

Featured Services
FedEx One Rate
FedEx SameDay
FedEx Home Delivery
Healthcare Solutions
Online Retail Solutions
Packaging Services
Ancillary Clearance Services

Other Resources
FedEx Compatible
Developer Resource Center
FedEx Ship Manager Software
FedEx Mobile

Companies
FedEx Express
FedEx Ground
FedEx Office
FedEx Freight
FedEx Custom Critical
FedEx Trade Networks
FedEx SupplyChain
FedEx TechConnect

Follow FedEx

United States - English

Track your package or shipment with FedEx Tracking

Global Home | Site Map | fedex.com Terms of Use | Security and Privacy

EXHIBIT C

Company Act of 1940 the Registrant has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly
authorized, in the City of New York, and State of New York on the 29th day
of January, 1997.

                    THIRD AVENUE TRUST
                    Registrant

                    /s/ MARTIN J. WHITMAN
                    Martin J. Whitman, President

Pursuant to the requirements of the Securities Act of 1933, this Registration
Statement of Third Avenue Trust has been signed below by the following
persons in the capacities and on the date indicated.

Signature   Capacity   Date

/s/ MARTIN J. WHITMAN
Martin J. Whitman   Trustee   January 29,1997

/s/ DONALD RAPPAPORT
Donald Rappaport   Trustee   January 29, 1997

/s/ PHYLLIS W. BECK
Phyllis W. Beck   Trustee   January 29, 1997

/s/ MARTIN SHUBIK
Martin Shubik   Trustee   January 29, 1997

/s/ TIBOR FABIAN
Tibor Fabian   Trustee   January 29,1997

/s/ MYRON M. SHEINFELD
Myron M. Sheinfeld   Trustee   January 29,1997

/s/ GERALD HELLERMAN
Gerald Hellerman   Trustee   January 29, 1997

/s/ CHARLES C. WALDEN
Charles C. Walden   Trustee   January 29, 1997

/s/ MARVIN MOSER
Marvin Moser   Trustee   January 29,1997<PAGE>
<PAGE>
                SCHEDULE OF EXHIBITS TO FORM N-1A

Exhibit   Page
Number   Exhibit   Number

 1.   Trust Instrument and Certificate of Trust
 2.   By-Laws of the Trust
11.   Consent of Auditors
17.   Financial Data Schedules
Other   Powers-of-Attorney
</TEXT>
</DOCUMENT>
<DOCUMENT>
<TYPE>EX-99.1
<SEQUENCE>2
<TEXT>

     Third Avenue Trust

     Trust Instrument   Dated: October 31 , 1996

     Principal Place of Business:

     767 Third Avenue
     New York, New York 10017-2023
<PAGE>
<PAGE>
     Table of Contents
             Page

<PAGE>
<PAGE>
     Third Avenue Trust

     TRUST INSTRUMENT, made this   day of October, 1996 by David
M. Barse ("Trustee").

     WHEREAS, the Trustee desires to establish a business trust under the
Delaware Business Trust Act for the investment and reinvestment of funds
contributed thereto;

     NOW, THEREFORE, the Trustee declares that all money and property
contributed to the trust hereunder shall be held and managed in trust under
this
Trust Instrument as herein set forth below.

     ARTICLE I

     NAME AND DEFINITIONS

     Section 1.1   Name. The name of the trust created hereby is the "Third
Avenue Trust".

     Section 1.2   Definitions. Wherever used herein, unless otherwise required
by the context or specifically provided:

          (a) "By-laws" means the by-laws referred to in Article IV, Section
4.1(e) hereof, as from time to time amended;

          (b) The "1940 Act" refers to the Investment Company Act of 1940, as
amended from time to time.

          (c) The "Trust" refers to Third Avenue Trust and reference to the
Trust, when applicable to one or more Series of the Trust, shall refer to any
such Series;

          (d) The terms "Affiliated Person," "Assignment," "Commission,"
"Interested Person" and "Principal Underwriter" shall have the meanings given
them in the 1940 Act. "Majority Shareholder Vote" shall have the same meaning as
the term "vote of a majority of the outstanding voting securities" is given in
the 1940 Act;

          (e) "Net Asset Value" means the net asset value of each Series of
the Trust determined in the manner provided in Article IX, Section 9.3
hereof;

          (f) "Outstanding Shares" means those Shares recorded from time to
time in the books of the Trust or its Transfer Agent as then issued and
outstanding, but shall not include Shares which have been redeemed or
repurchased by the Trust and which are at the time held in the treasury of the
Trust;

          (g) "Series" or "Class" mean a separate series or class of Shares of
the Trust established in accordance with the provisions of Article II, Section
2.6 hereof;

          (h) "Shareholder" means a record owner of Outstanding Shares of the<PAGE>
<PAGE>
Trust;

          (i) "Shares" means the equal proportionate transferable units of
beneficial interest into which the beneficial interest of each Series of the
Trust or Class thereof shall be divided and may include fractions of Shares as
well as whole Shares;

          (j) The "Trustee" or "Trustees" means the person or persons who has
or have signed this Trust Instrument, so long as such person or persons shall

continue in office in accordance with the terms hereof, and all other persons who may from time to time be duly qualified and serving as Trustees in accordance with the provisions of Article III hereof, and reference herein to a Trustee or to the Trustees shall refer to the individual Trustees in their capacity as Trustees hereunder;

(k) "Trust Property" means any and all property, real or personal, tangible or intangible, which is owned or held by or for the account of one or more of the Trust or any Series, or the Trustees on behalf of the Trust or any Series.

ARTICLE II

BENEFICIAL INTEREST

Section 2.1 Shares of Beneficial Interest. The beneficial interest in the Trust shall be divided into such transferable Shares of one or more separate and distinct Series or Classes of a Series as the Trustees shall from time to time create and establish. The number of Shares of each Series, and Class thereof, authorized hereunder is unlimited. Each Share shall have no par value. All Shares issued hereunder, including, without limitation, Shares issued in connection with a dividend in Shares or a split or reverse split of Shares, shall be fully paid and nonassessable.

Section 2.2 Issuance of Shares. The Trustees in their discretion may, from time to time, without vote of the Shareholders, issue Shares to such party or parties and for such amount and type of consideration, subject to applicable law, including cash or securities (including Shares of a different Series),at such time or times and on such terms as the Trustees may deem appropriate, and may in such manner acquire other assets (including the acquisition of assets subject to, and in connection with, the assumption of liabilities). In connection with any issuance of Shares, the Trustees may issue fractional Shares and Shares held in the treasury. The Trustees may from time to time divide or combine the Shares of any Series or Class into a greater or lesser number without thereby changing the proportionate beneficial interests in the Trust.

Section 2.3 Register of Shares and Share Certificates. A register shall be kept at the principal office of the Trust or an office of the Trust's transfer agent which shall contain the names and addresses of the Shareholders of each Series, the number of Shares of that Series (or any Class or Classes thereof) held by them respectively and a record of all transfers thereof. As to Shares for which no certificate has been issued, such register shall be conclusive as to who are the holders of the Shares and who shall be entitled to receive dividends or other distributions or otherwise to exercise or enjoy the rights of Shareholders. No Shareholder shall be entitled to receive payment of any dividend or other distribution, nor to have notice given to him as herein or in the By-laws provided, until he has given his address to the transfer agent or such other officer or agent of the Trustees as shall keep the said register for entry thereon. The Trustees, in their discretion, may authorize the issuance of share certificates and promulgate appropriate rules and regulations as to their use. In the event that one or more certificates are issued, whether in the name of a shareholder or a nominee, such certificate or certificates shall constitute evidence of ownership of Shares for all purposes, including transfer, assignment or sale of such Shares, subject to such limitations as the Trustees may, in their discretion, prescribe.

Section 2.4 Transfer of Shares. Except as otherwise provided by the Trustees, Shares shall be transferable on the records of the Trust only by the record holder thereof or by his agent thereunto duly authorized in writing, upon delivery to the Trustees or the Trust's transfer agent of a duly executed instrument of transfer, together with a Share certificate, if one is outstanding, and such evidence of the genuineness of each such execution and authorization and of such other matters as may be required by the Trustees. Upon such delivery the transfer shall be recorded on the register of the Trust. Until such record is made, the Shareholder of record shall be deemed to be the holder of such Shares for all purposes hereunder and neither the Trustees nor the Trust, nor any transfer agent or registrar nor any officer, employee or agent of the Trust shall be affected by any notice of the proposed transfer.

Section 2.5 Treasury Shares. Shares held in the treasury shall, until reissued pursuant to Section 2.2 hereof, not confer any voting rights on the Trustees, nor shall such Shares be entitled to any dividends or other distributions declared with respect to the Shares.

Section 2.6 Establishment of Series and Classes. The Trust created hereby shall consist of one or more Series and, within each Series, one or more Classes of shares. All references herein to Series shall be deemed to apply to Classes as appropriate if more than one Class is established for any Series. Separate and distinct records shall be maintained by the Trust for each Series and the assets associated with any such Series shall be held and accounted for separately from the assets of the Trust or any other Series. The Trustees shall have full power and authority, in their sole discretion, and without obtaining any prior authorization or vote of the Shareholders of any Series of the Trust, to establish and designate and to change in any manner any such Series of Shares or any Classes of initial or additional Series and to fix such preferences, voting powers, rights and privileges of such Series or Classes thereof as the Trustees may from time to time determine, to divide or combine the Shares or any Series or Classes thereof into a greater or lesser number, to classify or reclassify any issued Shares or any Series or Classes thereof into one or more Series or Classes of Shares, and to take such other action with respect to the Shares as the Trustees may deem desirable. The establishment and designation of any Series shall be effective upon the adoption of a resolution by the Trustees setting forth such establishment and designation and the relative rights and preferences of the Shares of such Series. A Series may issue any number of Shares and need not issue shares.

All references to Shares in this Trust Instrument shall be deemed to be Shares of any or all Series, or Classes thereof, as the context may require. All provisions herein relating to the Trust shall apply equally to each Series of the Trust, and each Class thereof, except as the context otherwise requires.

Each Share of a Series of the Trust shall represent an equal beneficial interest in the net assets of such Series. Each holder of Shares of a Series shall be entitled to receive distributions of income and capital gains, if any, which are made with respect to such Series and which are attributable to such Shares. Upon redemption of Shares, such Shareholder shall be paid solely out of the funds and property of such Series of the Trust.

Section 2.7 Investment in the Trust. The Trustees shall accept investments in any Series of the Trust from such persons and on such terms as they may from time to time authorize. At the Trustees' discretion, such investments, subject to applicable law, may be in the form of cash or securities in which the affected Series is authorized to invest, valued as provided in Article IX, Section 9.3 hereof. Investments in a Series shall be credited to each Shareholder's account in the form of full or fractional Shares at the Net Asset Value per Share next determined after the investment is received; provided, however, that the Trustees may, in their sole discretion, (a) fix the Net Asset Value per Share of the initial capital contribution, or (b) impose sales or other charges upon investments in the Trust.

Section 2.8 Assets and Liabilities of Series. All consideration received by the Trust for the issue or sale of Shares of a particular Series, together with all assets in which such consideration is invested or reinvested, all income, earnings, profits, and proceeds thereof, including any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds in whatever form the same may be, shall be held and accounted for separately from the other assets of the Trust and of every other Series and may be referred to herein as "assets belonging to" that Series. The assets belonging to a particular Series shall belong to that Series for all purposes, and to no other Series, subject only to the rights of creditors of that Series. In addition, any assets, income, earnings, profits or funds, or payments and proceeds with respect thereto, which are not readily identifiable as belonging to any particular Series shall be allocated by the Trustees between and among one or more of the Series in such manner as the Trustees, in their sole discretion, deem fair and equitable. Each such allocation shall be conclusive and binding upon the Shareholders of all Series for all purposes, and such assets, income, earnings, profits or funds, or payments and proceeds with respect thereto shall be assets belonging to that Series. The assets belonging to a particular Series shall be so recorded upon the books of the Trust, and shall be held by the Trustees in trust for the benefit of the holders of Shares of that Series. The assets belonging to each particular Series shall be charged with the liabilities of that Series and all expenses, costs, charges and reserves attributable to that Series. Any general liabilities, expenses, costs, charges or reserves of the Trust which are not readily identifiable as belonging to any particular Series shall be allocated and charged by the Trustees between or among any one or more of the Series in such manner as the Trustees in their sole discretion deem fair and equitable. Each such allocation shall be conclusive and binding upon the Shareholders of all Series for all purposes. Without limitation of the foregoing provisions of this Section 2.8, but subject to the right of the Trustees in their discretion to allocate general liabilities, expenses, costs, charges or reserves as herein provided, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable against the assets of such Series only, and not against the assets of the Trust generally. Notice of this contractual limitation on inter-Series liabilities shall be set forth in the certificate of trust of the Trust (whether originally or by amendment) as filed or to be filed in the Office of the Secretary of State of the State of Delaware pursuant to the Delaware Business Trust Act (the "Act"), and upon the giving of such notice in the certificate of trust, the statutory provisions of the Act relating to limitations on inter-Series liabilities (and the statutory effect under the Act of setting forth such notice in the certificate of trust) shall become applicable to the Trust and each Series. Any person extending credit to, contracting with or having any claim against any Series may satisfy or enforce any debt, liability, obligation or expense incurred, contracted for or otherwise existing with respect to that Series from the assets of that Series only. No Shareholder or former Shareholder of any Series shall have a claim on or any right to any assets allocated or belonging to any other Series.

Section 2.9 No Preemptive Rights. Shareholders shall have no preemptive or other right to subscribe to any additional Shares or other securities issued by the Trust or the Trustees, whether of the same or other Series.

Section 2.10 Personal Liability of Shareholders. Each Shareholder of the Trust and of each Series shall not be personally liable for the debts, liabilities, obligations and expenses incurred by, contracted for, or otherwise existing with respect to, the Trust or by or on behalf of any Series. The Trustees shall have no power to bind any Shareholder personally or to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time personally agree to pay by way of subscription for any Shares or otherwise. Every note, bond, contract or other undertaking issued by or on behalf of the Trust or the Trustees relating to the Trust or to a Series shall include a recitation limiting the obligation represented thereby to the Trust or to one or more Series and its or their assets (but the omission of such a recitation shall not operate to bind any Shareholder or Trustee of the Trust).

Section 2.11 Assent to Trust Instrument. Every Shareholder, by virtue of having purchased or otherwise acquired a Share, shall become a Shareholder and shall be held to have expressly assented and agreed to be bound by the terms hereof.

ARTICLE III

THE TRUSTEES

Section 3.1 Management of the Trust. The Trustees shall have exclusive and absolute control over the Trust Property and over the business of the Trust to the same extent as if the Trustees were the sole owners of the Trust Property and business in their own right, but with such powers of delegation as may be permitted by this Trust Instrument. The Trustees shall have power to conduct the business of the Trust and carry on its operations in any and all of its branches and maintain offices both within and without the State of Delaware, in any and all states of the United States of America, in the District of Columbia, in any and all commonwealths, territories, dependencies, colonies, or possessions of the United States of America, and in any foreign jurisdiction and to do all such other things and execute all such instruments as they deem necessary, proper or desirable in order to promote the interests of the Trust although such things are not herein specifically mentioned. Any determination as to what is in the interests of the Trust made by the Trustees in good faith shall be conclusive. In construing the provisions of this Trust Instrument, the presumption shall be in favor of a grant of power to the Trustees.

The enumeration of any specific power in this Trust Instrument shall not be construed as limiting the aforesaid power. The powers of the Trustees may be exercised without order of or resort to any court.

Except for the Trustee named herein or Trustees appointed to fill vacancies pursuant to Section 3.4 of this Article III, the Trustees shall be elected by the Shareholders owning of record a plurality of the Shares voting at a meeting of Shareholders.

Section 3.2 Initial Trustee. The initial Trustee shall be the person named herein.

Section 3.3 Term of Office of Trustees. The Trustees shall hold office during the existence of this Trust, and until its termination as herein provided; except (a) that any Trustee may resign his trust by written instrument signed by him and delivered to the Chairman, President, Secretary, or other Trustees of the Trust, which shall take effect upon such delivery or upon such later date as is specified therein; (b) that any Trustee may be removed at any time by written instrument, signed by at least two-thirds of the number of Trustees prior to such removal, specifying the date when such removal shall become effective; (c) that any Trustee who requests in writing to be retired or who has died, become physically or mentally incapacitated by reason of disease or otherwise, or is otherwise unable to serve, may be retired by written instrument signed by a majority of the other Trustees, specifying the date of his retirement; and (d) that a Trustee may be removed at any meeting of the Shareholders of the Trust by a vote of Shareholders owning at least two-thirds of the outstanding Shares.

Section 3.4 Vacancies and Appointment of Trustees. In case of the declination to serve, death, resignation, retirement, removal, physical or mental incapacity by reason of disease or otherwise of a Trustee, or a Trustee is otherwise unable to serve, or an increase in the number of Trustees, a vacancy shall occur. Whenever a vacancy in the Board of Trustees shall occur, until such vacancy is filled, the other Trustees shall have all the powers hereunder and the certificate of the other Trustees of such vacancy shall be conclusive. In the case of an existing vacancy, the remaining Trustees shall fill such vacancy by appointing such other person as they in their discretion shall see fit consistent with the limitations under the 1940 Act.

An appointment of a Trustee may be made by the Trustees then in office in anticipation of a vacancy to occur by reason of retirement, resignation or increase in number of Trustees effective at a later date, provided that said appointment shall become effective only at or after the effective date of said retirement, resignation or increase in number of Trustees. As soon as any Trustee appointed pursuant to this Section 3.4 shall have accepted this trust, he shall be deemed a Trustee hereunder.

Section 3.5 Temporary Absence of Trustee. Any Trustee may, by power of attorney, delegate his power for a period not exceeding six months at any one time to any other Trustee or Trustees, provided that in no case shall less than two Trustees personally exercise the other powers hereunder except as herein otherwise expressly provided.

Section 3.6 Number of Trustees. The number of Trustees shall be one, or such other number as shall be fixed from time to time by the Trustees.

Section 3.7 Effect of Death, Resignation, Etc. of a Trustee. The declination to serve, death, resignation, retirement, removal, incapacity, or inability of the Trustees, or any one of them, shall not operate to terminate the Trust or to revoke any existing agency created pursuant to the terms of this Trust Instrument.

Section 3.8 Ownership of Assets of the Trust. Legal title in and beneficial ownership of all of the assets of the Trust shall at all times be considered as vested in the Trust, except that the Trustees may cause legal title in and beneficial ownership of any Trust Property to be held by, or in the name of one or more of the Trustees acting for and on behalf of the Trust, or in the name of any person as nominee acting for and on behalf of the Trust. No Shareholder shall be deemed to have a severable ownership interest in any individual asset of the Trust or of any Series or any right of partition or possession thereof, but each Shareholder shall have, except as otherwise provided for herein, a proportionate undivided beneficial interest in the Trust or Series. The Shares shall be personal property giving only the rights specifically set forth in this Trust Instrument. The Trust, or at the determination of the Trustees one or more of the Trustees or a nominee acting for and on behalf of the Trust, shall be deemed to hold legal title and beneficial ownership of any income earned on securities of the Trust issued by any business entities formed, organized, or existing under the laws of any jurisdiction, including the laws of any foreign country.

ARTICLE IV

POWERS OF THE TRUSTEES

Section 4.1 Powers. The Trustees in all instances shall act as principals, and are and shall be free from the control of the Shareholders. The Trustees shall have full power and authority to do any and all acts and to make and execute any and all contracts and instruments that they may consider necessary or appropriate in connection with the management of the Trust. The Trustees shall have full authority and power to make any and all investments which they, in their sole discretion, shall deem proper to accomplish the purpose of this Trust. Subject to any applicable limitation in this Trust Instrument, the Trustees shall have power and authority:

(a) To invest and reinvest cash and other property, and to hold cash or other property uninvested, and to sell, exchange, lend, pledge, mortgage, hypothecate, write options on and lease any or all of the assets of the Trust;

(b) To operate as and carry on the business of an investment company, and exercise all the powers necessary and appropriate to the conduct of such business;

(c) To borrow money and in this connection issue notes or other evidence of indebtedness; to secure borrowings by mortgaging, pledging or otherwise subjecting as security the Trust Property; to endorse, guarantee, or undertake the performance of an obligation or engagement of any other person and to lend Trust Property;

        (d) To provide for the distribution of interests of the Trust either through a Principal Underwriter in the manner hereinafter provided for or by the Trust itself, or both, or otherwise pursuant to a plan of distribution of any kind;

        (e) To adopt By-laws not inconsistent with this Trust Instrument providing for the conduct of the business of the Trust and to amend and repeal them to the extent that they do not reserve that right to the Shareholders, which By-laws shall be deemed a part of this Trust Instrument and are incorporated herein by reference;

        (f) To elect and remove such officers and appoint and terminate such agents as they consider appropriate;

        (g) To appoint custodians of any assets of the Trust, subject to the 1940 Act and to any conditions set forth in this Trust Instrument;

        (h) To retain one or more transfer agents and shareholder servicing agents, or both;

        (i) To set record dates in the manner provided herein or in the By-laws;

        (j) To delegate such authority (which delegation may include the power to subdelegate) as they consider desirable to any officers of the Trust and to any investment adviser, manager, administrator, custodian, underwriter or other agent or independent contractor;

        (k) To purchase and pay for entirely out of Trust Property such insurance as they may deem necessary or appropriate for the conduct of the business of the Trust, including insurance policies insuring the Trust Property and payment of distributions and principal on its investments, and insurance policies insuring the Shareholders, Trustees, officers, representatives, employees, agents, investment advisers, managers, administrators, custodians, underwriters, or independent contractors of the Trust individually against all claims and liabilities of every nature arising by reason of holding, being or having held any such office or position, or by reason of any action alleged to have been taken or omitted by any such person in such capacity, including any action taken or omitted that may be determined to constitute negligence, whether or not the Trust would have the power to indemnify such person against such liability.

        (l) To sell or exchange any or all of the assets of the Trust or terminate and liquidate any Series of the Trust, subject to the provisions of Article XI, Section 11.4(b) hereof;

        (m) To vote or give assent, or exercise any rights of ownership, with respect to stock or other securities or property; and to execute and deliver powers of attorney to such person or persons as the Trustees shall deem proper, granting to such person or persons such power and discretion with relation to securities or property as the Trustees shall deem proper;

        (n) To exercise powers and rights of subscription or otherwise which in any manner arise out of ownership of securities;

        (o) To hold any security or property in a form not indicating any trust, whether in bearer, book entry, unregistered or other negotiable form; or either in the name of the Trust or in the name of a custodian or a nominee or nominees;

        (p) To establish separate and distinct Series (and Classes), with separately defined investment objectives and policies and distinct investment purposes in accordance with the provisions of Article II hereof and to establish Classes of such Series having relative rights, powers and duties as they may provide consistent with applicable law;

        (q) To consent to or participate in any plan for the reorganization, consolidation or merger of any corporation or concern, any security of which is held in the Trust; to consent to any contract, lease, mortgage, purchase, or sale of property by such corporation or concern, and to pay calls or subscriptions with respect to any security held in the Trust;

        (r) To compromise, arbitrate, or otherwise adjust claims in favor of or against the Trust or any matter in controversy including, but not limited to, claims for taxes;

        (s) To make distributions of income and of capital gains to Shareholders in the manner hereinafter provided;

(t) To establish, from time to time, a minimum investment for Shareholders in the Trust or in one or more Series or Class, and to require the redemption of the Shares of any Shareholders whose investment is less than such minimum upon giving notice to such Shareholder;

(u) To establish one or more committees composed of one or more of the Trustees, and to delegate any of the powers of the Trustees to said committees, subject to the provisions of the 1940 Act. Notwithstanding the provisions of this Article IV, and in addition to such provisions or any other provision of this Trust Instrument or of the Bylaws, the Trustees may by resolution appoint a committee consisting of less than the whole number of Trustees then in office, which committee may be empowered to act for and bind the Trustees and the Trust, as if the acts of such committee were the acts of all the Trustees then in office, with respect to the institution, prosecution, dismissal, settlement, review or investigation of any action, suit or proceeding which shall be pending or threatened to be brought before any court, administrative agency or other adjudicative body;

(v) To interpret the investment policies, practices or limitations of any Series;

(w) To establish a registered office and have a registered agent in the state of Delaware; and

(x) In general to carry on any other business in connection with or incidental to any of the foregoing powers, to do everything necessary, suitable or proper for the accomplishment of any purpose or the attainment of any object or the furtherance of any power hereinbefore set forth, either alone or in association with others, and to do every other act or thing incidental or appurtenant to or growing out of or connected with the aforesaid business or purposes, objects or powers.

The foregoing clauses shall be construed both as objects and powers, and the foregoing enumeration of specific powers shall not be held to limit or restrict in any manner the general powers of the Trustees. Any action by one or more of the Trustees in their capacity as such hereunder shall be deemed an action on behalf of the Trust or the applicable Series, and not an action in an individual capacity.

No one dealing with the Trustees shall be under any obligation to make any inquiry concerning the authority of the Trustees, or to see to the application of any payments made or property transferred to the Trustees or upon their order.

Section 4.2 Issuance and Repurchase of Shares. The Trustees shall have the power to issue, sell, repurchase, redeem, retire, cancel, acquire, hold, resell, reissue, dispose of, exchange, and otherwise deal in Shares and, subject to the provisions set forth in Article II and Article IX, to apply to any such repurchase, redemption, retirement, cancellation or acquisition of Shares any funds or property of the Trust, or the particular Series of the Trust, with respect to which such Shares are issued.

Section 4.3 Trustees and Officers as Shareholders. Any Trustee, officer or other agent of the Trust may acquire, own and dispose of Shares to the same extent as if such person were not a Trustee, officer or agent; and the Trustees may issue and sell or cause to be issued and sold Shares to and buy such Shares from any such person or any firm or company in which such person is interested, subject to the general limitations herein contained as to the sale and purchase of such Shares.

Section 4.4 Action by the Trustees and Committees. The Trustees (and any committee thereof) may act at a meeting held in person or in whole or in part by conference telephone equipment or other communications technology. One-third, but (except at such times as there is only one Trustee) no less than two, of the Trustees shall constitute a quorum at any meeting. Except as the Trustees may otherwise determine, one-third of the members of any committee shall constitute a quorum at any meeting. The vote of a majority of the Trustees (or committee members) present at a meeting at which a quorum is present shall be the act of the Trustees (or any committee thereof). The Trustees (and any committee thereof) may also act by written consent signed by a majority of the Trustees (or committee members). Regular meetings of the Trustees may be held at such places and at such times as the Trustees may from time to time determine. Special meetings of the Trustees (and meetings of any committee thereof) may be called orally or in writing by the Chairman of the Board of Trustees (or the chairman of any committee thereof) or by any two other Trustees. Notice of the time, date and place of all meetings of the Trustees (or any committee thereof) shall be given by the party calling the meeting to each Trustee (or committee member) by telephone, telefax, or telegram sent to the person's home or business address at least twenty-four hours in advance of the meeting or by written notice mailed to the person's home or business address at least seventy-two hours in advance of the meeting. Notice of all proposed written consents of

Trustees (or committees thereof) shall be given to each Trustee (or committee member) by telephone, telefax, telegram, or first Class mail sent to the person's home or business address. Notice need not be given to any person who attends a meeting without objecting to the lack of notice or who executes a written consent or a written waiver of notice with respect to a meeting. Written consents or waivers may be executed in one or more counterparts. Execution of a written consent or waiver and delivery thereof may be accomplished by telefax.

Section 4.5 Chairman of the Trustees. The Trustees shall appoint one of their number to be Chairman of the Board of Trustees. The Chairman shall preside at all meetings of the Trustees at which he is present and may be (but is not required to be) the chief executive officer of the Trust.

Section 4.6 Principal Transactions. Except to the extent prohibited by applicable law, the Trustees may, on behalf of the Trust, buy any securities from or sell any securities to, or lend any assets of the Trust to, any Trustee or officer of the Trust or any firm of which any such Trustee or officer is a member acting as principal, or have any such dealings with any investment adviser, distributor or transfer agent for the Trust or with any Interested Person of such person; and the Trust may employ any such person, or firm or company in which such person is an Interested Person, as broker, legal counsel, registrar, investment adviser, distributor, transfer agent, dividend disbursing agent, custodian or in any other capacity upon customary terms.

ARTICLE V

EXPENSES OF THE TRUST

Section 5.1 General. The Trustees shall have the power to incur and pay or be reimbursed from the assets of the Trust or the assets of the appropriate Series any expenses which in the opinion of the Trustees are necessary or incidental to carry out any of the purposes of the Trust or such Series, and to pay reasonable compensation from the funds of the Trust to themselves as Trustees. The Trustees shall fix the compensation of all officers, employees and Trustees, and shall be reimbursed from the assets of the Trust or the assets of the appropriate Series for expenses reasonably incurred by themselves on behalf of the Trust.

Section 5.2 Expenses of Series. The Trustees shall have the power to allocate and charge all expenses which are not readily identifiable as belonging to any particular Series (or Class) between or among any one or more of the Series (or Class) as set forth in Article II, Section 2.8 of this Trust Instrument.

Section 5.3 Trustee Reimbursement. Subject to the provisions of Article II, Section 2.8 hereof, the Trustees shall be reimbursed from the Trust estate or the assets belonging to the appropriate Series (or Class) for their expenses and disbursements, including, without limitation, fees and expenses of Trustees who are not Interested Persons of the Trust, interest expense, taxes, fees and commissions of every kind, expenses of pricing Trust portfolio securities, expenses of issue, repurchase and redemption of shares, including expenses attributable to a program of periodic repurchases or redemptions, expenses of registering and qualifying the Trust and its Shares under Federal and State laws and regulations or under the laws of any foreign jurisdiction, charges of third parties, including investment advisers, managers, custodians, transfer agents, portfolio accounting and/or pricing agents, and registrars, expenses of preparing and setting up in type prospectuses and statements of additional information and other related Trust documents, expenses of printing and distributing prospectuses sent to existing Shareholders, auditing and legal expenses, reports to Shareholders, expenses of meetings of Shareholders and proxy solicitations therefor, insurance expenses, association membership dues and for such non-recurring items as may arise, including litigation to which the Trust (or a Trustee acting as such) is a party, and for all losses and liabilities incurred by them in administering the Trust, and for the payment of such expenses, disbursements, losses and liabilities the Trustees shall have a lien on the assets belonging to the appropriate Series, or in the case of and expense allocable to more than one Series, on the assets of each such Series, prior to any rights or interests of the Shareholders thereto. This section shall not preclude the Trust from directly paying any of the aforementioned fees and expenses.

ARTICLE VI

INVESTMENT ADVISER, PRINCIPAL UNDERWRITER, ADMINISTRATOR
AND TRANSFER AGENT

Section 6.1 Investment Adviser. The Trustees may in their discretion, from time to time, enter into an investment advisory or management contract or contracts with respect to the Trust or any Series whereby the other party or parties to such contract or contracts shall undertake to furnish the Trust with such management, investment advisory, statistical and research facilities and services and such other facilities and services, if any, and all upon such terms and conditions, as the Trustees may in their discretion determine; provided, however, that the initial approval and entering into of such contract or contracts shall be subject to a Majority Shareholder Vote. Notwithstanding any other provision of this Trust Instrument, the Trustees may authorize any investment adviser (subject to such general or specific instructions as the Trustees may from time to time adopt) to effect purchases, sales or exchanges of portfolio securities, other investment instruments of the Trust, or other Trust Property on behalf of the Trustees, or may authorize any officer, agent, or Trustee to effect such purchases, sales or exchanges pursuant to recommendations of the investment adviser (and all without further action by the Trustees). Any such purchases, sales and exchanges shall be deemed to have been authorized by the Trustees.

The Trustees may authorize, subject to applicable requirements of the 1940 Act, the investment adviser to employ, from time to time, one or more sub-advisers to perform such of the acts and services of the investment adviser, and upon such terms and conditions, as may be agreed upon between the investment adviser and sub-adviser. Any reference in this Trust Instrument to the investment adviser shall be deemed to include such sub-advisers, unless the context otherwise requires.

Section 6.2 Principal Underwriter. The Trustees may in their discretion from time to time enter into an exclusive or non-exclusive underwriting contract or contracts providing for the sale of Shares, whereby the Trust may either agree to sell Shares to the other party to the contract or appoint such other party its sales agent for such Shares. In either case, the contract may also provide for the repurchase or sale of Shares by such other party as principal or as agent of the Trust.

Section 6.3 Administrator. The Trustees may in their discretion from time to time enter into one or more contracts whereby the other party or parties shall undertake to furnish the Trust with administrative services. The contract or contracts shall be on such terms and conditions as the Trustees may in their discretion determine.

Section 6.4 Transfer Agent. The Trustees may in their discretion from time to time enter into one or more transfer agency and Shareholder service contracts whereby the other party or parties shall undertake to furnish the Trustees with transfer agency and Shareholder services. The contract or contracts shall be on such terms and conditions as the Trustees may in their discretion determine.

Section 6.5 Parties to Contract. Any contract described in this Article VI or any contract described in Article VIII hereof may be entered into with any corporation, firm, partnership, trust or association, although one or more of the Trustees or officers of the Trust may be an officer, director, trustee, shareholder, or member of such other party to the contract, and no such contract shall be invalidated or rendered void or voidable by reason of the existence of any relationship, nor shall any person holding such relationship be disqualified from voting on or executing the same in his capacity as Shareholder and/or Trustee, nor shall any person holding such relationship be liable merely by reason of such relationship for any loss or expense to the Trust under or by reason of said contract or accountable for any profit realized directly or indirectly therefrom, provided that the contract when entered into was not inconsistent with the provisions of this Article VI or Article VIII hereof. The same person (including a firm, corporation, partnership, trust, or association) may be the other party to contracts entered into pursuant to this Article VI or pursuant to Article VIII hereof, and any individual may be financially interested or otherwise affiliated with persons who are parties to any or all of the contracts mentioned in this Section 6.5.

ARTICLE VII

SHAREHOLDERS' VOTING POWERS AND MEETINGS

Section 7.1 Voting Powers. The Shareholders shall have power to vote only (i) for the election of Trustees as provided in Article III, Section 3.1 hereof, (ii) for the removal of Trustees as provided in Article III, Section 3.3(d) hereof, and (iii) with respect to such additional matters relating to the Trust as may be required by law, by this Trust Instrument, or as the Trustees may consider desirable. On any matter submitted to a vote of the Shareholders, all Shares shall be voted separately by individual Series, except (i) when required by the 1940 Act, Shares shall be voted in the aggregate and not by individual Series; and (ii) when the Trustees have determined that the matter affects the interests of more than one Series, then the Shareholders of all such Series shall be entitled to vote thereon. The Trustees may also determine that a matter affects only the interests of one or more Classes of a Series, in which case any such matter shall be voted on by such Class or Classes. Each whole Share shall be entitled to one vote as to any matter on which it is entitled to vote, and each fractional Share shall be entitled to a proportionate fractional vote. There shall be no cumulative voting in the election of Trustees. Shares may be voted in person or by proxy or in any manner provided for in the By-laws. A proxy may be given in writing, by telefax, or in any other manner provided for in the By-laws. Anything in this Trust Instrument to the contrary notwithstanding, in the event a proposal by anyone other than the officers or Trustees of the Trust is submitted to a vote of the Shareholders of one or more Series or of the Trust, or in the event of any proxy contest or proxy solicitation or proposal in opposition to any proposal by the officers or Trustees of the Trust, Shares may be voted only in person or by written proxy. Until Shares are issued, the Trustees may exercise all rights of Shareholders and may take any action required or permitted by law, this Trust Instrument or any of the By-laws of the Trust to be taken by Shareholders.

Section 7.2 Meetings. Meetings of Shareholders may be held within or without the State of Delaware. Special meetings of the Shareholders of any Series may be called by the Trustees and shall be called by the Trustees upon the written request of Shareholders owning at least one-tenth of the Outstanding Shares entitled to vote. Whenever ten or more Shareholders meeting the qualifications set forth in Section 16(c) of the 1940 Act seek the opportunity of furnishing materials to the other Shareholders with a view to obtaining signatures on such a request for a meeting, the Trustees shall comply with the provisions of said Section 16(c) with respect to providing such Shareholders access to the list of the Shareholders of record of the Trust or the mailing of such materials to such Shareholders of record, subject to any rights provided to the Trust or any Trustees provided by said Section 16(c). Notice shall be sent, by mail or such other means determined by the Trustees, at least 15 days prior to any such meeting.

Section 7.3 Quorum and Required Vote. One-third of Shares entitled to vote in person or by proxy shall be a quorum for the transaction of business at a Shareholders' meeting, except that where any provision of law or of this Trust Instrument permits or requires that holders of any Series shall vote as a Series (or that holders of a Class shall vote as a Class), then one-third of the aggregate number of Shares of that Series (or that Class) entitled to vote shall be necessary to constitute a quorum for the transaction of business by that Series (or that Class). Any lesser number shall be sufficient for adjournments. Any adjourned session or sessions may be held without the necessity of further notice. Except when a larger vote is required by law or by any provision of this Trust Instrument, a majority of the Shares voted in person or by proxy shall decide any questions and a plurality shall elect a Trustee, provided that where any provision of law or of this Trust Instrument permits or requires that the holders of any Series shall vote as a Series (or that the holders of any Class shall vote as a Class), then a majority of the Shares present in person or by proxy of that Series or, if required by law, a Majority Shareholder Vote of that Series (or Class), voted on the matter in person or by proxy shall decide that matter insofar as that Series (or Class) is concerned.

Section 7.4 Action by Written Consent. Any action which may be taken by the Shareholders of the Trust or of a Series may be taken without a meeting if Shareholders holding more than a majority of the Shares entitled to vote, except when a larger vote is required by law or by any provision of this Trust Instrument, shall consent to the action in writing. If the consents of all Shareholders entitled to vote have not been solicited in writing and if the unanimous written consent of all such Shareholders shall not have been received, the Secretary shall give prompt notice to all Shareholders of actions approved by the Shareholders without a meeting.

ARTICLE VIII

CUSTODIAN

Section 8.1 Appointment and Duties. The Trustees shall at all times employ a bank, a company that is a member of a national securities exchange, or a trust company, each having capital, surplus and undivided profits of at least two million dollars ($2,000,000) as custodian with authority as its agent:

(1) to hold the securities owned by the Trust and deliver the same upon written order or oral order confirmed in writing;

(2) to receive and receipt for any moneys due to the Trust and deposit the same in its own banking department or elsewhere as the Trustees may direct; and

(3) to disburse such funds upon orders or vouchers; and the Trust may also employ such custodian as its agent:

(4) to keep the books and accounts of the Trust or of any Series or Class and furnish clerical and accounting services; and

(5) to compute, if authorized to do so by the Trustees, the Net Asset

Value of any Series, or Class thereof, in accordance with the provisions hereof;

all upon such basis of compensation as may be agreed upon between the Trustees and the custodian.

In accordance with the 1940 Act, the Trustees may also authorize the custodian to employ one or more sub-custodians from time to time to perform such of the acts and services of the custodian, and upon such terms and conditions, as may be agreed upon between the custodian and such sub-custodian and approved by the Trustees.

Section 8.2 Central Certificate System. Subject to the 1940 Act, the Trustees may direct the custodian to deposit all or any part of the securities owned by the Trust in a system for the central handling of securities established by a national securities exchange or a national securities association, pursuant to which system all securities of any particular Class or series of any issuer deposited within the system are treated as fungible and may be transferred or pledged by bookkeeping entry without physical delivery of such securities, provided that all such deposits shall be subject to withdrawal only upon the order of the Trust or its custodians, sub-custodians or other agents.

ARTICLE IX

DISTRIBUTIONS AND REDEMPTIONS

Section 9.1 Distributions.

(a) The Trustees may from time to time declare and pay dividends or other distributions with respect to any Series, or Class thereof. The amount of such dividends or distributions and the payment of them and whether they are in cash or any other Trust property shall be wholly in the discretion of the Trustees.

(b) Dividends and other distributions may be paid or made to the Shareholders of record at the time of declaring a dividend or other distribution or among the Shareholders of record at such other date or time or dates or times as the Trustees shall determine, which dividends or distributions, at the election of the Trustees, may be paid pursuant to a standing resolution or resolutions adopted only once or with such frequency as the Trustees may determine. All dividends and other distributions on Shares of a particular Series shall be distributed pro rata to the Shareholders of that Series in proportion to the number of Shares of that Series they held on the record date established for such payment, except that such dividends and distributions shall reflect expenses allocated to a particular Class of such Series. The Trustees may adopt and offer to Shareholders such dividend reinvestment plans, cash dividend payout plans or related plans as the Trustees shall deem appropriate.

(c) Anything in this Trust Instrument to the contrary notwithstanding, the Trustees may at any time declare and distribute a stock dividend pro rata among the Shareholders of a particular Series, or Class thereof, as of the record date of that Series fixed as provided in Section(b) hereof.

Section 9.2 Redemptions. In case any holder of record of Shares of a particular Series desires to dispose of his Shares or any portion thereof, he may deposit at the office of the transfer agent or other authorized agent of that Series a written request or such other form of request as the Trustees may from time to time authorize, requesting that the Series purchase the Shares in accordance with this Section 9.2; and the Shareholder so requesting shall be entitled to require the Series to purchase, and the Series or the Principal Underwriter of the Series shall purchase his said Shares, but only at the Net Asset Value thereof (as described in Section 9.3 of this Article IX). The Series shall make payment for any such Shares to be redeemed, as aforesaid, in cash or property from the assets of that Series and payment for such Shares shall be made by the Series or the Principal Underwriter of the Series to the Shareholder of record within seven (7) days after the date upon which the request is effective. Upon redemption, shares shall become Treasury shares and may be re-issued from time to time.

Section 9.3 Determination of Net Asset Value and Valuation of Portfolio Assets. The term "Net Asset Value" of any Series shall mean that amount of which the assets of that Series exceeds its liabilities, all as determined by or under the direction of the Trustees. Such value shall be determined separately for each Series and shall be determined on such days and at such times as the Trustees may determine. Such determination shall be made with respect to securities for which market quotations are readily available, at the market value of such securities; and with respect to other securities and assets, at the fair value as determined in good faith by the Trustees; provided, however, that the Trustees, without Shareholder approval, may alter the method of valuing portfolio securities consistent with the 1940 Act. The Trustees may delegate any of their powers and duties under this Section 9.3 with respect to valuation of assets and liabilities. The resulting amount, which shall represent the total Net Asset Value of the particular Series, shall be divided by the total number of shares of that Series outstanding at the time and the quotient so obtained shall be the Net Asset Value per Share of that Series. At any time the Trustees may cause the Net Asset Value per Share last determined to be determined again in similar manner and may fix the time when such redetermined value shall become effective. If, for any reason, the net income of any Series, determined at any time, is a negative amount, the Trustees shall have the power with respect to that Series (i) to offset each Shareholder's pro rata share of such negative amount from the accrued dividend account of such Shareholder, or (ii) to reduce the number of Outstanding Shares of such Series by reducing the number of Shares in the amount of each Shareholder by a pro rata portion of that number of full and fractional Shares which represents the amount of such excess negative net income, or (iii) to cause to be recorded on the books of such Series an asset account in the amount of such negative net income (provided that the same shall thereupon become the property of such Series and shall not be paid to any Shareholder), which account may be reduced by the amount of dividends declared thereafter upon the Outstanding Shares of such Series on the day such negative net income is experienced, until such asset account is reduced to zero;(iv) to combine the methods described in clauses (i) and (ii) and (iii) of this sentence; or (v) to take any other action they deem appropriate, in order to cause (or in order to assist in causing) the Net Asset Value per Share of such Series to remain at a constant amount per Outstanding Share immediately after each such determination and declaration. The Trustees shall also have the power not to declare a dividend out of net income for the purpose of causing the Net Asset Value per Share to be increased. The Trustees shall not be required to adopt, but may at any time adopt, discontinue or amend the practice of maintaining the Net Asset Value per Share of the Series at a constant amount.

Section 9.4 Suspension of the Right of Redemption. The Trustees may declare a suspension of the right of redemption or postpone the date of payment as permitted under the 1940 Act. Such suspension shall take effect at such time as the Trustees shall specify but not later than the close of business on the business day next following the declaration of suspension, and thereafter there shall be no right of redemption or payment until the Trustees shall declare the suspension at an end. In the case of a suspension of the right of redemption, a Shareholder may either withdraw his request for redemption or receive payment based on the Net Asset Value per Share next determined after the termination of the suspension. In the event that any Series is divided into Classes, the provisions of this Section 9.4, to the extent applicable as determined in the discretion of the Trustees and consistent with applicable law, may be equally applied to each such Class.

Section 9.5 Redemption of Shares in Order to Qualify as Regulated Investment Company. If the Trustees shall be of the opinion that direct or indirect ownership of Shares of any Series has or may become concentrated in any Person to an extent which would disqualify any Series as a regulated investment company under the Internal Revenue Code, then the Trustees shall have the power (but not the obligation) by lot or other means deemed equitable by them (i) to call for redemption by any such person of a number, or principal amount, of Shares sufficient to maintain or bring the direct or indirect ownership of Shares into conformity with the requirements for such qualification and (ii) to refuse to transfer or issue Shares to any person whose acquisition of the Shares in question would result in such disqualification. The redemption shall be effected at the redemption price and in the manner provided in this Article IX. The holders of Shares shall upon demand disclose to the Trustees in writing such information with respect to direct and indirect ownership of Shares as the Trustees deem necessary to comply with the provisions of the Internal Revenue Code, or to comply with the requirements of any other taxing authority.

ARTICLE X

LIMITATION OF LIABILITY AND INDEMNIFICATION

Section 10.1 Limitation of Liability. A Trustee, when acting in such capacity, shall not be personally liable to any person other than the Trust or a beneficial owner for any act, omission or obligation of the Trust or any Trustee. A Trustee shall not be liable for any act or omission in his capacity as Trustee, or for any act or omission of any officer or employee of the Trust or of any other person or party, provided that nothing contained herein or in the Delaware Business Trust Act shall protect any Trustee against any liability to the Trust or to Shareholders to which he would otherwise be subject by reason willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee hereunder.

Section 10.2 Indemnification. The Trust shall indemnify each of its Trustees to the full extent permitted by law against all liabilities and expenses (including amounts paid in satisfaction of judgments, in settlement, as fines and penalties, and as counsel fees) reasonably incurred by such Trustee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which such Trustee may be involved or with which such Trustee may be threatened, while as a Trustee or thereafter, by reason of being or having been such a Trustee except with respect to any matter as to which such Trustee shall have been adjudicated to have acted in bad faith, or with willful misfeasance, gross negligence or reckless disregard of such Trustee's duties. In the event of a settlement, no indemnification shall be provided unless there has been a determination that such Trustee did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, (i) by the court or other body approving the settlement; (ii) by at least a majority of those Trustees who are neither interested persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or (iii) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry). The rights accruing to any person under these provisions shall not exclude any other right to which such Trustee may be lawfully entitled, provided that no person may satisfy any right of indemnity or reimbursement hereunder except out of the property of the Trust. The Trustees may authorize advance payments in connection with the indemnification under this Section 10.2, provided that the indemnified person shall have given a written undertaking to reimburse the Trust in the event it is subsequently determined that such Trustee is not entitled to such indemnification.

The Trust shall indemnify officers, and shall have the power to indemnify representatives and employees of the Trust, to the same extent that Trustees are entitled to indemnification pursuant to this Section 10.2.

Section 10.3 Shareholders. In case any Shareholder or former Shareholder of any Series shall be held to be personally liable solely by reason of his being or having been a Shareholder of such Series and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives, or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets belonging to the applicable Series to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust, on behalf of the affected Series, shall, upon request by the Shareholder, assume the defense of any claim made against the Shareholder for any act or obligation of the Series and satisfy any judgment thereon from the assets of the Series.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Trust Not a Partnership. It is hereby expressly declared that a trust and not a partnership is created hereby. No Trustee hereunder shall have any power to bind personally either the Trust's officers or any Shareholder. All persons extending credit to, contracting with or having any claim against the Trust or the Trustees may satisfy or enforce any debt, liability, obligation or expense incurred, contracted for or otherwise existing with respect to the Trust from the assets of the Trust only; and neither the Shareholders nor the Trustees, nor any of their agents, whether past, present or future, shall be personally liable therefor.

Section 11.2 Trustees' Good Faith Action, Expert Advice, No Bond or Surety. The exercise by the Trustees of their powers and discretions hereunder in good faith and with reasonable care under the circumstances then prevailing shall be binding upon everyone interested. Subject to the provisions of Article X hereof, the Trustees shall not be liable for errors of judgment or mistakes of fact or law. The Trustees may take advice of counsel or other experts with respect to the meaning and operation of this Trust Instrument, and subject to the provisions of Article X hereof, shall be under no liability for any act or omission in accordance with such advice or for failing to follow such advice. The Trustees shall not be required to give any bond as such, nor any surety if a bond is obtained.

Section 11.3 Establishment of Record Dates. The Trustees may close the Share transfer books of the Trust for a period not exceeding ninety (90) days preceding the date of any meeting of Shareholders, or the date for the payment of any dividends or other distributors, or the date for the allotment of rights, or the date when any change or conversion or exchange of Shares shall go into effect; or in lieu of closing the stock transfer books as aforesaid, the Trustees may fix in advance a date, not exceeding ninety (90) days preceding the date of any meeting of Shareholders, or the date for payment of any dividend or other distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of Shares shall into effect, as a record date for the determination of the Shareholders entitled to notice of, and to vote at, any such meeting, or entitled to receive payment of any such dividend or other distribution, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of Shares, and in such case such Shareholders and only such Shareholders as shall be Shareholders of record on the date so fixed shall be entitled to such notice of, and to vote at, such meeting, or to receive payment of such dividend or other distribution, or to receive such allotment or rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any Shares on the books of the Trust after any such record date fixed as aforesaid.

Section 11.4 Termination of Trust or Series.

(a) This Trust shall continue without limitation of time but subject to the provisions of subsection (b) of this Section 11.4.

(b) The Trustees may

(i) sell and convey all or substantially all of the assets of the Trust or any Series to another trust, partnership, association or corporation, or to a separate series of shares thereof, organized under the laws of any state, for adequate consideration which may include the assumption of all outstanding obligations, taxes and other liabilities, accrued or contingent, of the Trust or any Series, and which may include shares of beneficial interest, stock or other ownership interests of such trust, partnership, association or corporation or of a series thereof; or

(ii) at any time sell and convert into money all of the assets of the Trust or any Series and provide for the termination and liquidation of the Trust or any Series.

Upon making reasonable provision, in the determination of the Trustees, for the payment of all such liabilities in either (i) or (ii), by such assumption or otherwise, the Trustees shall distribute the remaining proceeds or assets (as the case may be) of each Series (or Class) ratably among the holders of Shares of that Series then outstanding.

(c) Upon completion of the distribution of the remaining proceeds or the remaining assets as provided in subsection (b), the Trust or any affected Series shall terminate and the Trustees and the Trust shall be discharged of any and all further liabilities and duties hereunder and the right, title and interest of all parties with respect to the Trust or Series shall be canceled and discharged.

Upon termination of the Trust, following completion of winding up of its business, the Trustees shall cause a certificate of cancellation of the Trust's certificate of trust to be filed in accordance with the Delaware Business Trust Act, which certificate of cancellation may be signed by any one Trustee.

Section 11.5 Reorganization. Anything in this Trust Instrument to the contrary notwithstanding, the Trustees, in order to change the form of organization and/or domicile of the Trust, may, without prior Shareholder approval, (i) cause the Trust to merge or consolidate with or into one or more trusts, partnerships, associations or corporations which is formed, organized or existing under the laws of a state, commonwealth possession or colony of the United States or (ii) cause the Trust to incorporate under the laws of Delaware. Any agreement of merger or consolidation or certificate of merger may be signed by a majority of the Trustees. Pursuant to and in accordance with the provisions of Section 3815(f) of the Delaware Business Trust Act, and notwithstanding anything to the contrary contained in this Trust Instrument, an agreement of merger or consolidation approved by the Trustees in accordance with this Section 11.5 may effect any amendment to the Trust Instrument or effect the adoption of a new trust instrument of the Trust if it is the surviving or resulting trust in the merger or consolidation. Any merger or consolidation of the Trust other than as described in the foregoing provisions of this Section 11.5 shall, in addition to the approval of the Trustees, require the approval of the holders of a majority of the Outstanding Shares.

Section 11.6 Filing of Copies, References, Headings. The original or a copy of this Trust Instrument and of each amendment hereof or Trust Instrument supplemental hereto shall be kept at the office of the Trust where it may be inspected by any Shareholder. Anyone dealing with the Trust may rely on a certificate by an officer or Trustee of the Trust as to whether or not any such amendments or supplements have been made and as to any matters in connection with the Trust hereunder, and with the same effect as if it were the original, may rely on a copy certified by an officer or Trustee of the Trust to be a copy of this Trust Instrument or of any such amendment or supplemental Trust Instrument. In this Trust Instrument or in any such amendment or supplemental Trust Instrument, references to this Trust Instrument, and all expressions like "herein," "hereof" and "hereunder," shall be deemed to refer to this Trust Instrument as amended or affected by any such supplemental Trust Instrument. All expressions like "his", "he" and "him", shall be deemed to include the feminine and neuter, as well as masculine, genders. Headings are placed herein for convenience of reference only and in case of any conflict, the text of this Trust Instrument rather than the headings, shall control. This Trust Instrument may be executed in any number of counterparts each of which shall be deemed an original.

Section 11.7 Applicable Law. The trust set forth in this instrument is made in the State of Delaware, and the Trust and this Trust Instrument, and the rights and obligations of the Trustees and Shareholders hereunder, are to be governed by and construed and administered according to the Delaware Business Trust Act and the laws of said State; provided, however, that there shall not be applicable to the Trust, the Trustees or this Trust Instrument (a) the provisions of Section 3540 of Title 12 of the Delaware Code or (b) any provisions of the laws (statutory or common) of the State of Delaware(other than the Delaware Business Trust Act) pertaining to trusts which relate to or regulate (i) the filing with any court or governmental body or agency of trustee accounts or schedules of trustee fees and charges, (ii) affirmative requirements to post bonds for trustees, officers, agents or employees of a trust, (iii)the necessity for obtaining court or other governmental approval concerning the acquisition, holding or disposition of real or personal property, (iv) fees or other sums payable to trustees, officers, agents or employees of a trust,(v) the allocation of receipts and expenditures to income or principal, (vi) restrictions or limitations on the permissible nature, amount or concentration of trust investments or requirements relating to the titling, storage or other manner of holding of trust assets, or (vii) the establishment of fiduciary or other standards or responsibilities or limitations on the acts or powers of trustees, which are inconsistent with the limitations or liabilities or authorities and powers of the Trustees set forth or referenced in this Trust Instrument. The Trust shall be of the type commonly called a "business trust", and without limiting the provisions hereof, the Trust may exercise all powers which are ordinarily exercised by such a trust under Delaware law. The Trust specifically reserves the right to exercise any of the powers or privileges afforded to trusts or actions that may be engaged in by trusts under the Delaware Business Trust Act, and the absence of a specific reference herein to any such power, privilege or action shall not imply that the Trust may not exercise such power or privilege or take such actions.

Section 11.8 Amendments. Except as specifically provided herein, the Trustees may, without shareholder vote, amend or otherwise supplement this Trust Instrument by making an amendment, a Trust Instrument supplemental hereto or an amended and restated trust instrument. Shareholders shall have the right to vote (i) on any amendment which would affect their right to vote granted in Section 7.1 of Article VII hereof, (ii) on any amendment to this Section 11.8, (iii) on any amendment as may be required by law and (iv) on any amendment submitted to them by the Trustees. Any amendment required or permitted to be submitted to Shareholders which, as the Trustees determine, shall affect the Shareholders of one or more Series shall be authorized by vote of the Shareholders of each Series affected and no vote of shareholders of a Series not affected shall be required. Anything in this Trust Instrument to the contrary notwithstanding, any amendment to Article X hereof shall not limit the rights to indemnification or insurance provided therein with respect to action or omission of Covered Persons prior to such amendment.

Section 11.9 Fiscal Year. The fiscal year of the Trust shall end on a specified date as determined from time to time by the Trustees.

Section 11.10 Use of the Name "Third Avenue Trust". The name "Third Avenue Trust," and all rights to the use thereof belong to EQSF Advisers, Inc., the investment adviser of the Trust. EQSF Advisers, Inc. has consented to the use by the Trust of such name.

Section 11.11 Provisions in Conflict with Law. The provisions of this Trust Instrument are severable, and if the Trustees shall determine, with the advice of counsel, that any of such provisions is in conflict with the 1940 Act, the regulated investment company provisions of the Internal Revenue Code or with other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of this Trust Instrument; provided, however, that such determination shall not affect any of the remaining provisions of this Trust Instrument or render invalid or improper any action taken or omitted prior to such determination. If any provision of this Trust Instrument shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.

IN WITNESS WHEREOF, the undersigned, being the initial Trustee of the Trust, has executed this Trust Instrument this 31 st day of October, 1996.

/s/ David M Barse

_____
David M. Barse, Trustee

<PAGE>
Certificate of Trust

of

 Third Avenue Trust

        This Certificate of Trust executed on this the 29th day of October, 1996
for the purpose of organizing a business trust pursuant to the Delaware Business
Trust Act, 12 Del. C. ss3801 et seq. (the "Act").

        The undersigned hereby certifies as follows:

        1.   Name.   The name of the business trust is: Third Avenue Trust (the
"Trust").

        2.   Registered Investment Company.   The Trust is or will become a
registered investment company under the Investment Company Act of 1940, as
amended.

        3.   Registered Office and Registered Agent.   The registered office of
the Trust in the State of Delaware is located at Corporation Trust Center, 1209
Orange Street, Wilmington, Delaware 19801. The name of the registered agent of
the Trust for service of process at such location is The Corporation Trust
Company.

        4.   Notice of Limitation of Liabilities of Series.   Notice is hereby
given that the Trust is or may hereafter be constituted a series trust. The
debts, liabilities, obligations and expenses incurred, contracted for or
otherwise existing with respect to any particular series shall be enforceable
against the assets of such series only, and not against the assets of the Trust
generally.

        IN WITNESS WHEREOF, the undersigned, being all of the Trustees of the
Trust, have duly executed this Certificate of Trust as of the day and year first
above written.

                              /S/ David M. Barse

                              _____
                                    David M. Barse, Trustee
</TEXT>
</DOCUMENT>
<DOCUMENT>
<TYPE>EX-99.2
<SEQUENCE>3
<TEXT>

        Third Avenue Trust

        By-Laws Dated: October 31, 1996

        Principal Place of Business:

        767 Third Avenue
        New York, New York 10017-2023
<PAGE>
<PAGE>
     THIRD AVENUE TRUST

        BY-LAWS

           These By-laws of Third Avenue Trust (the "Trust"), a Delaware
Business Trust, are subject to the Trust Instrument of the Trust dated October
   , 1996, as from time to time amended, supplemented or restated (the
"Trust Instrument"). Capitalized terms used herein which are defined in the
Trust Instrument are used as therein defined.

        ARTICLE I

        PRINCIPAL OFFICE

           The principal office of the Trust shall be located in such location
as the Trustees may from time to time determine. The Trust may establish and
maintain such other offices and places of business as the Trustees may from time
to time determine.

        ARTICLE II

        OFFICERS AND THEIR ELECTION

           Section 2.1 Officers. The officers of the Trust shall be a

President, a Treasurer, a Secretary, and such other officers as the Trustees may from time to time elect. It shall not be necessary for any Trustee or other officer to be a holder of Shares in the Trust.

Section 2.2 Election of Officers. Two or more offices may be held by a single person. Subject to the provisions of Section 2.3 hereof, the officers shall hold office until their successors are chosen and qualified and serve at the pleasure of the Trustees.

Section 2.3 Resignations. Any officer of the Trust may resign by filing a written resignation with the President, the Secretary or the Trustees, which resignation shall take effect on being so filed or at such later time as may be therein specified.

ARTICLE III

POWERS AND DUTIES OF OFFICERS AND TRUSTEES

Section 3.1 Chief Executive Officer. Unless the Trustees have designated the Chairman as the chief executive officer of the Trust, the President shall be the chief executive officer of the Trust. Subject to the direction of the Trustees, the chief executive officer shall have general administration of the business and policies of the Trust. Except as the Trustees may otherwise order, the chief executive officer shall have the power to grant, issue, execute or sign such powers of attorney, proxies, agreements or other documents as may be deemed advisable or necessary in the furtherance of the interests of the Trust or any Series thereof. He shall also have the power to employ attorneys, accountants and other advisers and agents and counsel for<PAGE>
<PAGE>
the Trust. If the President is not the chief executive officer, he shall perform such duties as the Trustees or the chief executive officer may from time to time designate and, at the request or in the absence or disability of the chief executive officer, may perform all the duties of the chief executive officer and, when so acting, shall have all the powers of and be subject to all the restrictions upon the chief executive officer.

Section 3.2 Treasurer. The Treasurer shall be the principal financial and accounting officer of the Trust. He shall deliver all funds and securities of the Trust which may come into his hands to such company as the Trustees shall employ as Custodian in accordance with the Trust Instrument and applicable provisions of law. He shall make annual reports regarding the business and condition of the Trust, which reports shall be preserved in Trust records, and he shall furnish such other reports regarding the business and condition of the Trust as the Trustees may from time to time require. The Treasurer shall perform such additional duties as the Trustees or the chief executive officer may from time to time designate.

Section 3.3 Secretary. The Secretary shall record in books kept for the purpose all votes and proceedings of the Trustees and the Shareholders at their respective meetings. He shall have the custody of the seal of the Trust. The Secretary shall perform such additional duties as the Trustees or the chief executive officer may from time to time designate.

Section 3.4 Vice President. Any Vice President of the Trust shall perform such duties as the Trustees or the chief executive officer may from time to time designate. At the request or in the absence or disability of the President, the most senior Vice President present and able to act may perform all the duties of the President and, when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

Section 3.5 Assistant Treasurer. Any Assistant Treasurer of the Trust shall perform such duties as the Trustees or the Treasurer may from time to time designate, and, in the absence of the Treasurer, the most senior Assistant Treasurer present and able to act may perform all the duties of the Treasurer.

Section 3.6 Assistant Secretary. Any Assistant Secretary of the Trust shall perform such duties as the Trustees or the Secretary may from time to time designate, and, in the absence of the Secretary, the most senior Assistant Secretary present and able to act may perform all the duties of the Secretary.

Section 3.7 Subordinate Officers. The Trustees from time to time may appoint such other officers or agents as they may deem advisable, each of whom shall have such title, hold office for such period, have such authority and perform such duties as the Trustees may determine.

Section 3.8 Surety Bonds. The Trustees may require any officer or agent of the Trust to execute a bond (including, without limitation, any bond required by the Investment Company Act of 1940 ("1940 Act") in such sum and with such surety or sureties as the Trustees may determine, conditioned upon the faithful performance of his duties to the Trust including responsibility for negligence and for the accounting of any of the Trust's property, funds or securities that may come into his hands.

Section 3.9 Removal. Any officer may be removed from office at any time by the Trustees.

Section 3.10 Remuneration. The salaries or other compensation, if any, of the officers of the Trust shall be fixed from time to time by resolution of the Trustees.

ARTICLE IV

SHAREHOLDERS' MEETINGS

Section 4.1 Notices. Notices of any meeting of the Shareholders shall be given by the Secretary by delivering or mailing, postage prepaid, to each Shareholder entitled to vote at said meeting, written or printed notification of such meeting at least fifteen days before the meeting, to such address as may be registered with the Trust by the Shareholder. Notice of any Shareholder meeting need not be given to any Shareholder if a written waiver of notice, executed before or after such meeting, is filed with the record of such meeting, or to any Shareholder who shall attend such meeting in person or by proxy. Notice of adjournment of a Shareholders' meeting to another time or place need not be given, if such time and place are announced at the meeting or reasonable notice is given to persons present at the meeting.

Section 4.2 Voting-Proxies. Subject to the provisions of the Trust Instrument, Shareholders entitled to vote may vote either in person or by proxy, provided that either (i) an instrument authorizing such proxy to act is executed by the Shareholder in writing and dated not more than eleven months before the meeting, unless the instrument specifically provides for a longer period or(ii) the Trustees adopt by resolution an electronic, telephonic, computerized or other alternative to execution of a written instrument authorizing the proxy to act, which authorization is received not more than eleven months before the meeting. Proxies shall be delivered to the Secretary of the Trust or other person responsible for recording the proceedings before being voted. A proxy with respect to Shares held in the name of two or more persons shall be valid if executed by one of them unless at or prior to exercise of such proxy the Trust receives a specific written notice to the contrary from any one of them. Unless otherwise specifically limited by their terms, proxies shall entitle the holder thereof to vote at any adjournment of a meeting. A proxy purporting to be<PAGE>
<PAGE>
exercised by or on behalf of a Shareholder shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger. At all meetings of the Shareholders, unless the voting is conducted by inspectors, all questions relating to the qualifications of voters, the validity of proxies, and the acceptance or rejection of votes shall be decided by the Chairman of the meeting. Except as otherwise provided herein or in the Trust Instrument, all matters relating to the giving, voting or validity of proxies shall be governed by the General Corporation Law of the State of Delaware relating to proxies, and judicial interpretations thereunder, as if the Trust were a Delaware corporation and the Shareholders were shareholders of a Delaware corporation.

Section 4.5 Place of Meeting. All meetings of the Shareholders shall be held at such places as the Trustees may designate.

ARTICLE V

SHARES OF BENEFICIAL INTEREST

Section 5.1 Share Certificate. No certificates certifying the ownership of Shares shall be issued except as the Trustees may otherwise authorize. The Trustees may issue certificates to a Shareholder of any Series or class thereof for any purpose and the issuance of a certificate to one or more Shareholders shall not require the issuance of certificates generally. In the event that the Trustees authorize the issuance of Share certificates, such certificates shall be in the form prescribed from time to time by the Trustees and shall be signed by the President or a Vice President and by the Treasurer, Assistant Treasurer, Secretary or Assistant Secretary. Such signatures may be facsimiles if the certificate is signed by a transfer or shareholder services agent or by a registrar, other than a Trustee, officer or employee of the Trust. In case any officer who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Trust with the same effect as if he or she were such officer at the time of its issue.

Section 5.2 Loss of Certificate. In case of the alleged loss or destruction or the mutilation of a Share certificate, a duplicate certificate may be issued in place thereof, upon such terms as the Trustees may prescribe.

Section 5.3 Discontinuance of Issuance of Certificates. The Trustees may at any time discontinue the issuance of Share certificates and may, by written notice to each Shareholder, require the surrender of Share certificates to the Trust for cancellation. Such surrender and cancellation shall not affect the ownership of Shares of the Trust.

<PAGE>
<PAGE>
ARTICLE VI

INSPECTION OF BOOKS

The Trustees shall from time to time determine whether and to what extent, and at what times and places, and under what conditions and regulations the accounts and books of the Trust or any of them shall be open to the inspection of the Shareholders; and no Shareholder shall have any right to inspect any account or book or document of the Trust except as conferred by law or otherwise by the Trustees.

ARTICLE VII

SEAL

The seal of the Trust shall be circular in form bearing the inscription:

"THIRD AVENUE TRUST -- 1996

THE STATE OF DELAWARE"

The form of the seal shall be subject to alteration by the Trustees and the seal may be used by causing it or a facsimile to be impressed or affixed or printed or otherwise reproduced.

Any officer or Trustee of the Trust shall have authority to affix the seal of the Trust to any document, instrument or other paper executed and delivered by or on behalf of the Trust; however, unless otherwise required by the Trustees, the seal shall not be necessary to be placed on and its absence shall not impair the validity of, any document, instrument, or other paper executed by or on behalf of the Trust.

ARTICLE VIII

AMENDMENTS

These By-laws may be amended from time to time by the Trustees.

ARTICLE IX

HEADINGS

Headings are placed in these By-laws for convenience of reference only and, in case of any conflict, the text of these By-laws rather than the headings shall control.
</TEXT>
</DOCUMENT>
<DOCUMENT>
<TYPE>EX-99.11
<SEQUENCE>4
<TEXT>

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference into the Prospectus and Statement of Additional Information of Third Avenue Trust constituting parts of this initial registration statement on Form N-1A (the "Registration Statement") of our report dated December 11, 1996, relating to the financial statements and financial highlights appearing in the October 31, 1996 Annual Report to Shareholders of Third Avenue Value Fund, Inc., which is also incorporated by reference into the Registration Statement. We also consent to the references to us under the heading "Financial Highlights" in the Prospectus and under the heading "Financial Statements" in the Statement of Additional Information.

PRICE WATERHOUSE LLP
1177 Avenue of the Americas

New York, New York 10036
January 20, 1997
```
</TEXT>
</DOCUMENT>
<DOCUMENT>
<TYPE>EX-99.17
<SEQUENCE>5
<TEXT>
```

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby appoints Martin J. Whitman and David M. Barse, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for the undersigned, in the place and stead of the undersigned, to sign the Registration Statement of Third Avenue Trust under the Securities Act of 1933 and the Investment Company Act of 1940 and any and all amendments (including post-effective amendments) to the Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which shall together constitute one instrument.

/s/ MARTIN J. WHITMAN

Martin J. Whitman, Chairman of the Board

/s/ DONALD RAPPAPORT

Donald Rappaport, Trustee

/s/ PHYLLIS W. BECK

Phyllis W. Beck

/S/ MARTIN SHUBIK

Martin Shubik

/s/ TIBOR FABIAN

Tibor Fabian

/S/ MYRON M. SHEINFELD

Myron M. Sheinfeld

/s/ GERALD HELLERMAN

Gerald Hellerman

/S/ CHARLES C. WALDEN

Charles C. Walden

/S/ MARVIN MOSER

Marvin Moser

```
</TEXT>
</DOCUMENT>
<DOCUMENT>
<TYPE>EX-27
<SEQUENCE>6
<TEXT>

<TABLE> <S> <C>

        <S> <C>

<ARTICLE> 6
<CIK> 0001031661
<NAME> THIRD AVENUE VALUE FUND, INC.

<S>                            <C>
<PERIOD-TYPE>                  YEAR
<FISCAL-YEAR-END>                        OCT-31-1996
<PERIOD-END>                             OCT-31-1996
<INVESTMENTS-AT-COST>                    474,496,337
<INVESTMENTS-AT-VALUE>                   581,313,555
<RECEIVABLES>                              2,370,251
<ASSETS-OTHER>                             1,629,793
<OTHER-ITEMS-ASSETS>                               0
<TOTAL-ASSETS>                           585,313,599
<PAYABLE-FOR-SECURITIES>                  16,539,145
<SENIOR-LONG-TERM-DEBT>                            0
<OTHER-ITEMS-LIABILITIES>                  1,927,113
<TOTAL-LIABILITIES>                       18,466,258
```

```
<SENIOR-EQUITY>                                        0
<PAID-IN-CAPITAL-COMMON>                     447,598,572
<SHARES-COMMON-STOCK>                              8,840
<SHARES-COMMON-PRIOR>                             14,525
<ACCUMULATED-NII-CURRENT>                     10,389,192
<OVERDISTRIBUTION-NII>                                 0
<ACCUMULATED-NET-GAINS>                        2,019,034
<OVERDISTRIBUTION-GAINS>                               0
<ACCUM-APPREC-OR-DEPREC>                     106,817,178
<NET-ASSETS>                                 566,847,341
<DIVIDEND-INCOME>                              3,407,136
<INTEREST-INCOME>                             12,671,945
<OTHER-INCOME>                                 1,036,437
<EXPENSES-NET>                                 5,334,622
<NET-INVESTMENT-INCOME>                       11,780,896
<REALIZED-GAINS-CURRENT>                       4,081,799
<APPREC-INCREASE-CURRENT>                     45,559,872
<NET-CHANGE-FROM-OPS>                         61,422,567
<EQUALIZATION>                                         0
<DISTRIBUTIONS-OF-INCOME>                      6,118,869
<DISTRIBUTIONS-OF-GAINS>                       2,245,595
<DISTRIBUTIONS-OTHER>                                  0
<NUMBER-OF-SHARES-SOLD>                       12,005,739
<NUMBER-OF-SHARES-REDEEMED>                    3,490,332
<SHARES-REINVESTED>                              325,226
<NET-CHANGE-IN-ASSETS>                       254,124,976
<ACCUMULATED-NII-PRIOR>                        4,586,481
<ACCUMULATED-GAINS-PRIOR>                              0
<OVERDISTRIB-NII-PRIOR>                                0
<OVERDIST-NET-GAINS-PRIOR>                             0
<GROSS-ADVISORY-FEES>                          3,976,741
<INTEREST-EXPENSE>                                     0
<GROSS-EXPENSE>                                5,334,622
<AVERAGE-NET-ASSETS>                         441,706,141
<PER-SHARE-NAV-BEGIN>                              21.53
<PER-SHARE-NII>                                     0.53
<PER-SHARE-GAIN-APPREC>                             2.76
<PER-SHARE-DIVIDEND>                                0.41
<PER-SHARE-DISTRIBUTIONS>                           0.15
<RETURNS-OF-CAPITAL>                                   0
<PER-SHARE-NAV-END>                                24.26
<EXPENSE-RATIO>                                     1.21
<AVG-DEBT-OUTSTANDING>                                 0
<AVG-DEBT-PER-SHARE>                                   0


</TEXT>
</DOCUMENT>
</SEC-DOCUMENT>
-----END PRIVACY-ENHANCED MESSAGE-----
```

EXHIBIT D

KRAMER LEVIN NAFTALIS & FRANKEL LLP

JONATHAN M. WAGNER
PARTNER
PHONE 212-715-9393
FAX 212-715-8393
JWAGNER@KRAMERLEVIN.COM

February 26, 2016

BY PDF
Jeffrey S. Abraham, Esq.
Abraham, Fruchter & Twersky, LLP
One Penn Plaza, Suite 2805
New York, New York 10119

Re: Third Avenue Trust

Dear Mr. Abraham:

I have been retained in connection with your demand for inspection of books and records of Third Avenue Trust and, accordingly, I am responding to your February 22, 2016 letter.

Section 3819 of the Delaware Statutory Trust Act provides that any right of inspection is subject to "reasonable standards (including standards governing what information and documents are to be furnished at what time and location and at whose expense) . . . ." In addition, Section 3819 provides that the Trustees may keep confidential "any information that such persons reasonably believe to be in the nature of trade secrets or other information the disclosure of which such persons in good faith believe is not in the best interest of the statutory trust or could damage the statutory trust or its business. . . ." Finally, Section 3819 limits disclosure to "Information regarding the business and financial condition of the statutory trust" and "Other information regarding the affairs of the statutory trust as is just and reasonable."

Thus, before the Trust may produce any material, we need to discuss the parameters of the production, confidentiality issues, and who bears the expense of production.

Would you please let me know when you are available to discuss these important issues.

Yours truly,



Jonathan M. Wagner

JMW:jgf
cc: Sean Coffey, Esq.

KL3 3066804.1

EXHIBIT E

CONFIDENTIALITY AND NON-DISCLOSURE AGREEMENT

THIS AGREEMENT is entered into as of the _1st_ day of March 2016, by and among Daniel W. Krasner ("Mr. Krasner"), by and through his undersigned counsel, and Third Avenue Trust ("the Trust"), a Delaware corporation.

RECITALS

WHEREAS, by letter dated February 22, 2016, Mr. Krasner made a demand (the "Demand") to inspect certain books and records of the Trust;

WHEREAS, some or all materials requested in the Demand contain proprietary, confidential and/or non-public information;

WHEREAS, the Trust does not intend to produce materials or information that it asserts constitute or contain communications or information conveyed for the purpose of seeking or constituting legal advice, attorney work-product and/or the mental impressions of inside or outside counsel to the Trust, its Board of Trustees (or any committee thereof);

WHEREAS, Mr. Krasner reserves his rights to contest the Trust's assertion of privilege or work product protection on any document that is withheld in whole or part from production;

WHEREAS, the Trust will, to the extent it withholds information based upon the assertion of privilege, provide Mr. Krasner with a privilege log to the extent required by Delaware law;

WHEREAS, to the extent that the Trust produces documents in response to the Demand, the Trust will only produce documents (or portions thereof) to the extent the information is expressly sought by the Demand;

WHEREAS, Mr. Krasner reserves his rights to seek information supplemental to that expressly sought by the Demand;

WHEREAS, to the extent that the Trust produces documents in response to the Demand, it does so without waiving any rights it may have to object to the Demand, including on the basis of privilege, relevance, scope, form, standing, or Mr. Krasner's ability to establish a proper purpose or state a credible basis for his inquiry under the Delaware Statutory Trust Act, among other bases, and the Trust reserves all such rights, accordingly;

WHEREAS, Mr. Krasner and the Trust, through their undersigned counsel, are entering into this Agreement to protect against the dissemination of confidential information or documents provided by or produced by the Trust.

NOW, THEREFORE, Mr. Krasner, his undersigned counsel and the Trust (each a "Party" and collectively the "Parties") hereby agree as follows:

1.   Definitions. For purposes of this Agreement:

a.   "Trust Information" means all documents, and information from the contents thereof, produced for inspection, and all notes, summaries, extracts, or any other work product prepared by Mr. Krasner or his Advisors (as defined below) from such documents and information.

b.   "Advisors" of Mr. Krasner include such attorneys and other consultants or experts retained by Mr. Krasner as may be reasonably necessary to permit Mr. Krasner to carry out the purposes for the inspection set forth in the Demand.

2.   Use of Company Information.

a.   Except as required by applicable law or regulatory process, Mr. Krasner agrees that he and his Advisors will use the Trust Information only for carrying out the purposes set forth in the Demand, or as otherwise permitted under Delaware law.

b.   Subject to the terms of this Agreement, Mr. Krasner may provide the Trust Information to his Advisors; provided, however, that Mr. Krasner must first have received from each such Advisor a duly executed Advisor Undertaking. With respect to disclosure of the Trust Information to all attorney Advisors, all attorney Advisors, other than those attorney Advisors listed herein, must provide undersigned counsel for Mr. Krasner with a copy of a duly executed Attorney Advisor Undertaking in the form attached hereto as Exhibit A. A copy of each such executed Exhibit A will be provided to the Trust only in connection with any good faith inquiry by the Trust concerning possible violations of this Agreement. With respect to disclosure of the Trust Information to any other Advisor of Mr. Krasner, all such Advisors must provide the undersigned counsel for Mr. Krasner a copy of a duly executed Advisor Undertaking in the form attached hereto as Exhibit B prior to the production of any Trust Information to such Advisor. Undersigned counsel for Mr. Krasner must maintain a copy of each such executed Exhibit B in its files. A copy of each such executed Exhibit B will be provided to the Trust only in connection with any good faith inquiry by the Trust concerning possible violations of this Agreement. Prior to any such inquiry, the Trust's counsel shall be required to communicate its intent to make an inquiry to Mr. Krasner in the manner provided in paragraph 13 of this Agreement, and such communication shall include a description of the Trust's "good faith" basis for the inquiry.

3.   Confidentiality of Trust Information. Mr. Krasner and his Advisors shall hold all Trust Information in confidence, and will not disclose, publish, disseminate or communicate such Trust Information to any person (including, but not limited to, any other Trust shareholder, any party to a securities class action, derivative action, or other suit brought against the Trust or its officers and trustees, or counsel thereto), either directly or indirectly, except as provided in this Agreement unless and until the Trust consents in writing or a Court of competent jurisdiction expressly authorizes the treatment of such Trust Information as non-confidential. As used in this

2

Agreement, the term "person" shall be broadly interpreted to include, without limitation, any company, partnership, limited liability company, trust, other entity, including but not limited to any other law firm, or individual, but shall not include the Parties hereto or their Advisors who have signed the attached Attorney Advisor Undertaking or Advisor Undertaking. Notwithstanding the foregoing, Mr. Krasner may disclose Trust Information to make a further demand on the Trust's Board of Directors or to file a lawsuit in his capacity as a stockholder of the Trust in accordance with applicable laws and subject to Paragraph 6 of this agreement without seeking prior written consent from the Trust.

4.   Legally Required Disclosure. In the event that Mr. Krasner or any of his Advisors are requested or required (by law or by deposition, interrogatories or requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose any Trust Information, Mr. Krasner and his Advisors shall first provide the Trust with prompt written notice of any such request or requirement (the "Notice") so that the Trust may seek a protective order or other appropriate remedy and/or waive compliance with the applicable provisions of this Agreement, and Mr. Krasner shall reasonably cooperate with the Trust with respect to the foregoing. The Trust shall inform Mr. Krasner within five (5) business days of receipt of the Notice whether it intends to waive compliance with applicable provisions of this Agreement or whether it intends to seek a protective order or other appropriate remedy. If the Trust intends to seek a protective order or other appropriate remedy, it shall do so within twenty (20) business days from receipt of the Notice. In the event the Trust is unable to obtain such protective order or other appropriate remedy or fails to inform Mr. Krasner of its intent as provided herein or fails to seek relief in the time provided herein, Mr. Krasner and/or his Advisors shall (a) furnish only that portion of the Trust Information that he is advised by legal counsel must be furnished, and (b) give the Trust written notice of the information to be disclosed.

5.   Inadvertent Production.

    a.   The inadvertent production of any document or other information in connection with the Demand shall be without prejudice to any claim that such material is privileged under the attorney-client or other privilege or protected from discovery as work product, and the Trust shall not be held to have waived any rights by such inadvertent production. If documents or other information subject to a claim of attorney-client privilege, attorney work product or any other ground upon which production of such documents or other information could have been withheld from Mr. Krasner is nevertheless inadvertently produced to Mr. Krasner and/or his Advisors ("Inadvertent Production Material"), such production shall in no way prejudice or otherwise constitute a waiver of, or estoppel as to, any claim of privilege or work product or any other valid ground for withholding production to which the Trust would otherwise be entitled. In the event Mr. Krasner or his Advisors become aware of Inadvertent Production Material, said party shall immediately notify Trust's counsel as set forth in Paragraph 13 hereto.

    b.   If a claim of inadvertent production is made by the Trust pursuant to this Paragraph 5 with respect to documents or information then in the custody of Mr.

3

Krasner or his Advisors, Mr. Krasner and his Advisors shall: (i) refrain from any further examination or disclosure of the claimed Inadvertent Production Material (except to any court resolving the issue of whether such material is privileged or protected); (ii) not use the Inadvertent Production Material for any other purpose; and (iii) immediately return all copies of the Inadvertent Production Material to the Trust (and take all reasonable efforts to destroy any materials or information derived therefrom), unless Mr. Krasner or his counsel informs the Trust within five days of the Trust's notification of Inadvertent Production that he intends to make a good faith challenge to the Trust's privilege designation of the Inadvertent Production Material in court, in which case Mr. Krasner may sequester the Inadvertent Production Material at issue, and such sequestration shall thereby postpone the requirements of this subsection unless and until the Inadvertent Production Material at issue is determined to be privileged by a court. If Mr. Krasner moves a court for an order compelling production of the claimed Inadvertent Production Material, the motion shall not assert as a ground for entering such an order the fact of the inadvertent production or the substance (as opposed to the type or nature) of the Inadvertent Production Material, unless the substance of the material is put at issue by the Trust. While such a motion is pending, the Trust Information in question shall be treated as Inadvertent Production Material.

6.   Confidential Filings.

a.   All documents of any nature filed with any Court, including but not limited to pleadings, letters and briefs, that disclose Trust Information shall be filed as a Confidential Filing.

b.   Any Party filing any pleadings, brief or letter (a "Filing") confidentially with any Court in accordance with Paragraph 6 of this Agreement shall comply with court rules governing the filing of confidential materials and information.

c.   Should Mr. Krasner subsequently bring litigation against, or purportedly on behalf of, the Trust, that litigation shall be brought in (i) a Court located in the State of New York, County of New York, (ii) the Court of Chancery, State of Delaware, or (iii) the United States District Court for the Central District of California, only until such time as any purported securities action pending in that District is transferred to a different district. This provision shall not be deemed a waiver by the Trust of any objections to such subsequent action by Mr. Krasner or of the Trust's right to move for a stay, transfer or dismissal of such subsequent action by Mr. Krasner or for any other appropriate relief.

7.   Return of Company Information. Except as required by law, Mr. Krasner agrees to return to the Trust all Trust Information, excluding court papers or attorney work product as described herein, possessed by Mr. Krasner and/or his Advisors within a reasonable time following the completion of his review and/or use of such information, or upon the resolution of any demand issued or action commenced on behalf of Mr. Krasner, under the terms of this Agreement, as reasonably requested in writing by the Trust or, alternatively, to certify that he or

4

his counsel have destroyed all copies of all Trust Information in their possession. Mr. Krasner and his Advisors shall be entitled to retain court papers, discovery responses and objections signed by counsel, deposition and trial transcripts and Mr. Krasner's attorney work product containing Trust Information provided that Mr. Krasner and his Advisors shall not disclose court papers or attorney work product to any person except pursuant to court order or agreement with the Trust's counsel.

8. Rights Not Impaired. This Agreement does not constitute a waiver of the rights of any Party with respect to the relevance, discoverability, or admissibility of any documents or information subject to this Agreement in any subsequent proceeding, and each Party reserves all of their rights in that regard.

9. No Admission. Entering into, agreeing to and/or producing or receiving Trust Information or otherwise complying with the terms of this Agreement shall not:

 a. Operate as an admission or concession as to the propriety of the Demand or any of the purposes stated therein or that the Trust Information is necessary or essential to those stated purposes;

 b. Operate as an admission that particular Trust Information contains or reflects trade secrets or any other type of confidential material;

 c. Operate as an admission that this Agreement is for any purpose other than designating how Trust Information produced pursuant to the Demand may be used and by whom;

 d. Operate as a waiver or prejudice in any way the rights of the Trust to object to the production of documents for any reason, or operate as an admission that the restrictions and procedures set forth herein constitute adequate protection for any particular information deemed by the Trust to be confidential; or

 e. Operate as a waiver or prejudice in any way the right of Mr. Krasner to seek additional documents under any applicable laws or to pursue any applicable judicial remedy.

10. Remedies. Mr. Krasner agrees that the Trust may not have an adequate remedy at law in the event of a breach of this Agreement by Mr. Krasner or his Advisors, and that in the event of a breach of this Agreement by Mr. Krasner or his Advisors the Trust may be entitled to specific performance and/or injunctive relief to enforce the terms of this Agreement. Such remedy shall not be deemed to be the exclusive remedy for any such breach of this Agreement but shall be in addition to any other remedy to which the Trust may be entitled at law or in equity.

11. Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the Parties with respect to the subject matter of this Agreement.

12.   Execution by Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. All amendments to, modifications of, and waivers of this Agreement must be in writing and signed by or on behalf of the Parties.

13.   Notice. All notices and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, facsimile, email, Federal Express, registered or certified mail, postage pre-paid, return receipt requested, as follows:

If to the Trust:

John P. Coffey, Esq.
Jonathan M. Wagner, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Fax: (212) 715-8000
Email: scoffey@kramerlevin.com
        jwagner@kramerlevin.com

If to Mr. Krasner and/or his Advisors:

Jeffrey S. Abraham
Philip T. Taylor
Abraham, Fruchter & Twersky, LLP
One Penn Plaza, Suite 2805
New York, New York 10119
Email: jabraham@aftlaw.com
        ptaylor@aftlaw.com

14.   Governing Law; Binding Effect; Etc. This Agreement and all matters arising out of or relating to this Agreement or the validity thereof shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to its principles or rules regarding conflicts of laws.

IN WITNESS WHEREOF, this Agreement has been executed and delivered on behalf of each of the Parties and their respective outside counsel by their duly authorized officer, agent or representative.

Kramer Levin Naftalis & Frankel LLP

Abraham, Fruchter & Twersky, LLP

By: _____
      John P. Coffey

By:
      Jeffrey S. Abraham
      Philip T. Taylor

Attorneys for Third Avenue Trust

Attorneys for Daniel W. Krasner

EXHIBIT A

ATTORNEY ADVISOR UNDERTAKING

I hereby certify that: (i) I understand the Trust Information is being provided to me pursuant to the Confidentiality And Non-Disclosure Agreement ("Agreement") by and among Daniel Krasner ("Mr. Krasner"), his counsel and Third Avenue Trust ("the Trust"); (ii) I have read the Agreement; and (iii) I am a legal advisor retained by Mr. Krasner.

I agree the Trust Information provided to me under the terms of the Agreement, including any information derived therefrom, shall not be disclosed to any other entity or individual, other than Mr. Krasner and/or his Advisors, unless otherwise authorized under the Agreement.

I understand the terms of the Agreement and agree to be fully bound thereby.

I consent to the exclusive jurisdiction of the courts of the [State of Delaware] for the purpose of any suit, action or other proceeding relating to the enforcement of this Agreement. I expressly waive any and all objections to personal jurisdiction or to venue, including, without limitation, the inconvenience of such forum, in any of the courts of the State of Delaware in any suit, action or other proceeding relating to the enforcement of this Agreement.

I understand that any violation of the Agreement or this Attorney Advisor Undertaking may be punishable by such relief as deemed appropriate by the courts of the State of Delaware.

Date: _____

Name: _____

Company: _____

EXHIBIT B

ADVISOR UNDERTAKING

I hereby certify that: (i) I understand the Trust Information is being provided to me pursuant to the Confidentiality And Non-Disclosure Agreement ("Agreement") by and among Daniel Krasner ("Mr. Krasner"), his counsel and Third Avenue Trust ("the Trust"); (ii) I have read the Agreement; and (iii) I am an Advisor (*i.e.*, a consultant or expert) retained by Mr. Krasner and/or his counsel.

I certify that: (i) I have no current consulting, expert or other working relationship, and have had no such consulting, expert or other working relationship in the past, in any matter for or adverse to the Trust; (ii) I hereby undertake that I shall not form any consulting, expert or other working relationship with any law firm other than Abraham, Fruchter & Twersky, LLP, in any litigation or potential litigation matter adverse to the Trust relating in any way to the subject matter of this action or the Trust Information provided to me under the terms of the Agreement; and (iii) I agree the Trust Information provided to me under the terms of the Agreement, including any information derived therefrom, shall not be disclosed to any other entity or individual, other than Mr. Krasner and/or Advisors of Mr. Krasner.

I understand the terms of the Agreement and agree to be fully bound thereby.

I consent to the exclusive jurisdiction of the courts of the State of Delaware for the purpose of any suit, action or other proceeding relating to the enforcement of this Agreement. I expressly waive any and all objections to personal jurisdiction or to venue, including, without limitation, the inconvenience of such forum, in any of the courts of the State of Delaware in any suit, action or other proceeding relating to the enforcement of this Agreement.

I understand that any violation of the Agreement or this Advisor Undertaking may be punishable by such relief as deemed appropriate by the courts of the State of Delaware.

Date: /s/ _____
                                               Name:
                                               Company:

9

EXHIBIT F



ABRAHAM, FRUCHTER & TWERSKY, LLP

March 3, 2016

By ECF Filing

Hon. P. Kevin Castel
United States District Judge
United States Courthouse
500 Pearl Street, Courtroom 11D
New York, New York 10007-1312

> Re: ***Engel v. Third Avenue Management Company LLC, et al.,***
>   **No. 16-cv-01118-PKC**

Dear Judge Castel:

I am an attorney for proposed intervenor Daniel W. Krasner and am writing this pre-motion letter pursuant to Your Honor's Individual Practices §4.A.1.

This action is a shareholder derivative action brought on behalf of the Third Avenue Trust (the "Trust") with respect to Defendants' actions at the Third Avenue Focused Credit Fund (the "Fund" together with the Trust, "Third Avenue"), which is a unit of the Trust. Plaintiff Engel asserts that making a demand upon the Trust's board of trustees (the "Board") would have been futile because a majority of the Board is comprised of individuals employed by the Trust's adviser Third Avenue Management, LLC ("Management" or the "Adviser"). *See Engel* Complaint ¶¶2, 32, 82, 88. This key allegation is incorrect as the current eight member Board includes only one such individual from Management while the remaining seven trustees are *not* employed by Management. Accordingly, Mr. Krasner believes that this action fails to properly allege demand futility making it susceptible to dismissal.

Mr. Krasner is a shareholder of the Fund and is currently investigating potential claims relating to mismanagement and wrongdoing at Third Avenue. This investigation includes a books and records demand made by Mr. Krasner pursuant to Delaware law and with respect to which the Trust has agreed to an initial production of documents. In order to protect his rights as a shareholder of the Fund and preserve the future availability of any shareholder derivative claims Mr. Krasner wishes to file a motion to intervene in this action.

Mr. Krasner needs to intervene because "under long-settled New York law . . . a prior judgment dismissing a stockholder derivative complaint 'is conclusive not only upon the stockholders who brought the suit but upon the corporation also and upon those who had the right to intervene but did not avail themselves of it.'" *City of Providence v. Dimon*, C.A. No. 9692-VCP, 2015 Del. Ch. LEXIS 195, at *24 (Del. Ch. July 29, 2015) (quoting *Dana v. Morgan*,

Hon. P. Kevin Castel
March 3, 2016
Page 2

232 F. 85, 89 (2d Cir. 1916)), *aff'd*, 2016 Del. LEXIS 98 (Del. Feb. 25, 2016).[1] Thus, intervention is the proper course of action to pursue when faced with the possibility of a demand futility motion being inadequately litigated. *See, e.g., Henik v. LaBranche*, 433 F. Supp. 2d 372, 382 (S.D.N.Y. 2006) ("[plaintiffs] might have been made a party if [they] had chosen to intervene, and having become a party [they] might have informed the court of anything [they] deemed important to bring to its attention . . . ." (quoting *Dana*, 232 F. at 91). Doing so is also supported by Delaware law. *See City of Providence*, *supra*.

Mr. Krasner is Entitled to Intervene as of Right

Mr. Krasner is entitled to intervene as of right pursuant to Fed. R. Civ. P. 24(a) where: (1) he files a timely motion; (2) he claims an interest to the property or transaction that is the subject of the action; (3) a disposition of the action may impair or impede his ability to protect his interests; and (4) the existing parties do not adequately represent the non-parties. *See, e.g., Brennan v. N.Y. City Bd. of Educ.*, 260 F.3d 123, 128-29 (2d Cir. 2001) (quotes and citation omitted).

First, Mr. Krasner's motion when filed will be timely as this action was only recently removed to this Court on February 12, 2016 with Plaintiff then consenting to this Court's jurisdiction. *See* Docket Nos. 1 and 17-1. *See, e.g., Mountain Top Condo. Ass'n v. Dave Stabbert Master Builder, Inc.*, 72 F.3d 361, 369 (3d Cir. 1995) (reversing denial of motion to intervene when there was little progress in litigation at time of intervention).

Second, as a shareholder of the Fund, Mr. Krasner has an interest in seeing any shareholder action brought on behalf of the Fund being properly prosecuted. *Accord Henik*, 433 F. Supp. 2d at 380 ("in a derivative action 'the corporation itself is the appropriate plaintiff' and the shareholder 'steps into the corporations shoes. . . .'") (quoting *Daily Income Fund v. Fox*, 464 U.S. 523 (1984)).

Third, "Because the claim asserted in a stockholder's derivative action is a claim belonging to and on behalf of the corporation, a judgment rendered in such an action brought on behalf of the corporation by one shareholder will generally be effective to preclude other actions predicated on the same wrong brought by other shareholders." *Levin v. Kozlowski*, 13 Misc. 3d 1236(A), 2006 N.Y. Misc. LEXIS 3305, at 30 (N.Y. Sup. Ct. 2006) (citations omitted). Thus, under New York law when demand futility has been fully and fairly litigated subsequent litigants "are precluded, on both res judicata and collateral estoppel grounds, from relitigating the issue of demand futility." *Henik*, 433 F. Supp. 2d at 381. Delaware law provides for the same result. *See, e.g., Pyott*, 74 A.3d 616.

---

[1] Delaware law applies the collateral estoppel analysis of the state in which the federal court is located, which in this case is New York. *Pyott v. La. Mun. Police Emples.' Ret. Sys.*, 74 A.3d 612, 615-16 (Del. 2013) (citing *Semtek Int'l Inc. v. Lockheed Martin Corp.*, 531 U.S. 497, 507-508 (2001)).

Hon. P. Kevin Castel
March 3, 2016
Page 3

Here, the parties have stipulated to a briefing schedule with respect to the *Engel* Complaint in response to which Defendants will undoubtedly file a motion to dismiss for failure to adequately allege demand futility. Defendants are almost assured of prevailing on that motion because the *Engel* Complaint fails to address the independence and disinterestedness of the actual Board. Rather, the *Engel* Complaint premises its demand futility allegations on the mistaken assertion that the principals of Management comprise the Board when, in fact, only one individual, defendant Martin Whitman is on the Board, with the remaining seven members being outside trustees. Accordingly, Plaintiff Engel's likely loss of the demand futility motion threatens the possibility of a recovery on behalf of the Fund by persons, such as Mr. Krasner, who are using the tools at hand to adequately investigate mismanagement and wrongdoing.

Fourth, Plaintiff Engel has failed to properly allege the identities of the correct trustees of the Fund. Accordingly, Engel has improperly premised his allegations of demand futility on a fictional Board of his own creation. Doing so renders him an inadequate representative of the interests of the Fund and its shareholders. *See, e.g., Yemin Ji v. Kits Van Heyningen*, No. 05 Civ. 273 (MML), 2006 U.S. Dist. LEXIS 65926, at *12-13 (D.R.I. Aug. 29, 2006) ("Failure to make demand or allege demand futility with sufficient particularity may well reflect the kind of feeble prosecution of the claim which would invoke fairness issues when it came time to bar subsequent suits by nonparty shareholders.") (citing *Papilsky v. Berndt*, 466 F.2d 251, 257 and 260 (2d Cir. 1972)).

In addition, the Delaware Supreme Court has exhorted shareholder plaintiffs to use the "'tools at hand,' most prominently [ ] books and records actions, to obtain information necessary to sue derivatively." *King v. VeriFone Holdings, Inc.*, 12 A.3d 1140, 1147 n.36 (Del. 2011) (quoting *Ash v. McCall*, C.A. 17132-CC, 2000 Del. Ch. LEXIS 144, at *56 n.56 (Del. Ch. Sept. 15, 2000)). Then Vice Chancellor, now Chief Justice Strine of the Delaware Supreme Court, has warned of the inappropriateness of allowing an inadequate plaintiff to control a shareholder derivative lawsuit:

> [W]hen the derivative plaintiff forewent a books and records investigation and a period of deep reflection on the publicly available documents and the law, should not the presumption be that the plaintiff is not fit to serve as the lead fiduciary for the corporation and its stockholders? *What rational argument is there that it advances the legitimate interests of investors to give a leg up to the first to get to court in a situation when being first to court is likely to compromise the ability of the filing plaintiff to sustain his derivative complaint?* . . . [R]ewarding plaintiffs and their counsel who sue first, and investigate and think second is likely to maximize the costs to investors of representative suits and minimize the benefits. *Put simply, the speed racer approach might benefit certain interests, but those interests do not include the investors of corporations or the other societal constituencies dependent on the effective and efficient governance of corporations.*

Hon. P. Kevin Castel
March 3, 2016
Page 4

King v. Verifone, 994 A.2d 354, 364 n.34 (Del. Ch. 2010), *rev'd on other grounds*, 12 A.3d 1140 (Del. 2011) (emphasis added).[2]

Here, Plaintiff Engel has followed the path of the "speed racer" in an apparent quest to ensure his counsel's appointment as Lead Counsel. *See* Stipulation and [Proposed] Order (Dkt. No. 17-1) ¶16 (seeking appointment of Engel's counsel as Lead Counsel). However, in doing so Plaintiff Engel has fallen short of the necessary adequate representation by blatantly failing to properly allege demand futility.

Mr. Krasner Should, Alternatively, Be Permitted to Permissively Intervene

Rule 24(b) provides for permissive intervention where: (1) on timely motion; (2) an applicant "has a claim or defense that shares with the main action a common question of law or fact." Fed. R. Civ. P. 24(b)(2). Here, Mr. Krasner has satisfied both the elements for permissive intervention.

As discussed above, Mr. Krasner's motion for intervention is timely. Moreover, any claims asserted by Mr. Krasner's will arise out of the same operative facts as those upon which this action is based. Therefore, the second prong of the test is satisfied as well. *See, e.g.,* *Zimmerman v. Bell*, 101 F.R.D. 329, 331 (D. Md. 1984) (permitting intervention in shareholder derivative action).

Once those factors are satisfied, permissive intervention can still be refused where "the intervention will unduly delay or prejudice the adjudication of the original parties' rights." Fed. R. Civ. P. 24(b)(3). Here, however, it is not plausible to claim that Mr. Krasner's intervention will unduly delay or prejudice adjudication of the rights of the original parties; on the contrary, it will operate to preserve the benefits of the litigation for all parties in interest. *See, e.g.,* *Hill v. Western Electric Co.*, 672 F.2d 381, 385-392 (4th Cir. 1982) (reversing trial court's denial of permissive intervention for abuse of discretion where ordinary adversarial process was not interrupted). Therefore, permissive intervention is appropriate here especially because Rule 24 is to be construed liberally and doubts, if any, resolved in favor of the proposed intervenor. 6 JAMES WM. MOORE ET AL., MOORE'S FEDERAL PRACTICE - CIVIL § 24.03(1)(a) (citing *In Re Lease Oil Antitrust Litig.*, 570 F. 3d 244, 248 (5th Cir. 2009)).

This Action Should Be Stayed Pending
the Completion of Mr. Krasner's Investigation

A stay of proceedings pending a books and records investigation is appropriate. *See, e.g.,* *Melzer v. CNET Networks, Inc.*, 934 A.2d 912, 916 (Del. Ch. 2007) (noting stay issued in federal action pending a books and records demand in Delaware); *see also In re CNET Networks, Inc.*

---

[2]   Although the Delaware Supreme Court has rejected any fast filer irrebuttable presumption of inadequacy (*Pyott*, 74 A.3d at 618), Chief Justice Strine's prescient analysis highlights the dangers of allowing an inadequate representative to proceed.

Hon. P. Kevin Castel
March 3, 2016
Page 5

S'holder Deriv. Litig., No. 06 Civ. 3817 (WHA) (N.D. Cal. May 9, 2007). "The District Court has broad discretion to stay proceedings as an incident to its power to control its own docket." *Clinton v. Jones*, 520 U.S. 681, 706 (1997).

   Here, it would promote judicial efficiencies to stay this action pending Mr. Krasner's investigation, including the pursuit of books and records, and avoid the wasted efforts of adjudicating a demand futility motion which is almost guaranteed to result in a dismissal. Accordingly, this action should be stayed. In the alternative, the Court should grant a dismissal without prejudice or a dismissal limited to Plaintiff Engel so as not to preclude Mr. Krasner from adequately litigating the claims in this action. *See, e.g., In re EZCorp Inc. Consulting Deriv. Litig.*, C.A. No. 9962-VCL, 2016 Del. Ch. LEXIS 3, at *13 (Del. Ch. Jan. 15, 2016) (a dismissal without prejudice or as to that particular plaintiff only would not bar others persons from litigating the dismissed issues) (citing *Braddock v. Zimmerman* 906 A.2d 776, 784 (Del. 2006)).

* * *

   For the foregoing reasons, the Court should allow Mr. Krasner to file a motion to intervene and stay this action pending Mr. Krasner's investigation of potential claims, including the pursuit of books and records from Third Avenue. Mr. Krasner proposes that the briefing schedule be governed by Local Civil Rule 6.1 and that in the interim, the current briefing schedule with respect to the proposed motion to dismiss the *Engel* Complaint be stayed pending the outcome of Mr. Krasner's motion.

Respectfully,



Jeffrey S. Abraham

EXHIBIT G

ZAMANSKY
LLC

Attorneys at Law
50 Broadway - 32nd Floor
New York, New York 10004
Telephone (212) 742-1414
Facsimile (212) 742-1177
Email:Samuel@zamansky.com
Website: www.Zamansky.com

Jacob H. Zamansky
Edward H. Glenn, Jr.
Samuel E. Bonderoff
August M. Iorio
Jorge Altamirano*
Justin Sauerwald˚

*Admitted in NY and NJ
˚Admitted in FL and NJ

March 8, 2016

VIA ECF

The Honorable P. Kevin Castel
United States District Judge, Southern District of New York
500 Pearl Street, Courtroom 11D
New York, New York 10007-1312

RE: ***Engel v. Third Avenue Management Company LLC, et al.***
                        Civil Action No. 16-cv-1118 (PKC)

Dear Judge Castel:

We are counsel for plaintiff William Engel in the above-titled action. We write in response to the March 4, 2016 pre-motion letter of would-be intervenor Daniel W. Krasner that requested that this action be stayed indefinitely while Mr. Krasner "investigates" possible derivative claims against defendants in this matter. (*See* Dkt. No. 27.) Mr. Krasner's request is further joined by Avi Wagner (Dkt. No. 28) and Miranda Zuber (Dkt. No. 29). As discussed below, this request is without merit and should be denied.

Mr. Krasner has proposed exactly one reason why this case should be halted: plaintiff's original complaint mistakenly misidentified the members of the Third Avenue Trust Board of Trustees, and therefore "this action fails to properly allege demand futility making it susceptible to dismissal." (Dkt. No. 27 at 1.)

Earlier today, however, pursuant to Federal Rule of Civil Procedure 15(a)(1)(B), plaintiff filed an amended complaint that corrects the misidentification of the Third Avenue Board of Trustees members. (*See* Dkt. No. 30.) The one ground offered by Messrs. Krasner and Wagner, along with Ms. Zuber, for staying the instant action is now irrelevant. For this reason alone, Mr. Krasner's requested stay should be denied.

The would-be intervenors also suggest that Mr. Engel "has followed the path of the 'speed racer'" (Dkt. No. 27 at 4) in filing his complaint—that he is a "fast-filing stockholder" who brought suit "without first conducting a meaningful investigation." (Dkt. No. 28 at 1.) This suggestion is baseless and, frankly, insulting.

The Honorable P. Kevin Castel
March 8, 2016
Page 2

The Delaware Supreme Court has unequivocally "reject[ed] the 'fast filer' irrebuttable presumption of inadequacy." *Pyott v. La. Mun. Police Emps. Ret. Sys.*, 74 A.3d 612, 618 (Del. 2013). The *Pyott* court went on to hold that "there is no record support for the ... premise that stockholders who file quickly, without bringing a § 220 books and records action, are *a priori* acting on behalf of their law firms instead of the corporation." *Id.*

Mr. Krasner quotes then-Vice Chancellor, now-Chief Justice Strine at length on the dangers of the "speed racer approach" to derivative suits. (Dkt. No. 27 at 3.) Vice Chancellor Strine, however, was referring to fast-filed merger cases as summarized by Chancellor Chandler in *TCW Tech. Ltd. P'ship v. Intermedia Commc'ns, Inc.*, 2000 Del. Ch. LEXIS 147, at *9 (Del. Ch. Oct. 17, 2000), in which the latter observed that "[t]oo often judges of this Court face complaints filed hastily, minutes or hours after a transaction is announced, based on snippets from the print or electronic media. Such pleadings are remarkable, but only because of the speed with which they are filed in reaction to an announced transaction." *King v. VeriFone Holdings, Inc.*, 994 A.2d 354, 363 n.33 (Del. Ch. 2010) (quoting *TCW*).

This set of facts hardly applies to Mr. Engel's complaint, which was filed in state court on January 15, 2016—more than a month after the triggering event of this lawsuit, namely, the December 9, 2015 shareholder letter announcing the liquidation of the Third Avenue Fund. Mr. Engel and his counsel spent that time undertaking a thorough investigation of the publicly-available materials regarding the Fund's collapse and the responsibility of defendants, including Third Avenue Management and its Board of Trustees, for that outcome. Mr. Engel's complaint is not some hastily scribbled, two-page placeholder desperately thrust onto the docket to win an imagined race to the courthouse, but a lengthy, detailed recitation of the particularized facts that demonstrate how defendants in this matter violated fiduciary and contractual duties owed to the Fund and its shareholders. (*See* Dkt. Nos, 1, 30.) It demonstrates precisely the kind of "deep reflection on the publicly available documents and the law" that Vice Chancellor Strine prescribed. *King*, 994 A.2d at 364 n.34.

Indeed, it is telling that, for all of Mr. Krasner's—not to mention Mr. Wagner's and Ms. Zuber's—talk of the import of their completing their investigations, they point to nothing in plaintiff's complaint that suggests susceptibility to a motion to dismiss apart from one factual error that has now been corrected (one that Mr. Engel was in the process of correcting before Mr. Krasner's letter was filed). None of the would-be intervenors explains how their books-and-records requests will amplify the particularized factual allegations already set forth by Mr. Engel; they just assert by fiat that they will do so.

And while a book-and-records request can be a significant tool to be used in pursuing a derivative complaint, it is not the only tool, nor is the timing of its use the only factor that should be considered regarding the adequacy of a plaintiff's derivative complaint. This case involves a massive mutual fund that has *frozen* redemptions and is executing a liquidation of assets. Shareholders' investments cannot be accessed and are losing value at a rapid clip. Relief for the Fund should not be put on indefinite hold because of slavish adherence to an order of operations that the Delaware Supreme Court has refused to make the rule of law—especially where, as here, those asking for that hold cannot offer any specific reasons why that hold will ultimately prove beneficial to the Fund.

The Honorable P. Kevin Castel
March 8, 2016
Page 3

       Plaintiff has used his right under Rule 15 to amend his complaint as a matter of course to correct a regrettable factual error. Making this kind of correction is why amendment as a matter of course exists in the first place. *Rollins v. Wackenhut Servs., Inc.*, 703 F.3 122, 132 (D.C. Cir. 2012) (Rule 15(a) "ensures, among other things, that the plaintiff has an opportunity to amend a complaint so as to avoid dismissal based on a technicality or readily corrected error"). But that hardly disqualifies plaintiff, nor does it undermine the considerable and particularized substantive allegations that compose his complaint.

       For these reasons, the requests of Messrs. Krasner and Wagner and Ms. Zuber to stay these proceedings indefinitely should be denied.

Respectfully submitted,



Samuel E. Bonderoff

cc: All counsel of record (via email)

EXHIBIT H



ABRAHAM, FRUCHTER & TWERSKY, LLP

March 8, 2016

By ECF Filing

Hon. P. Kevin Castel
United States District Judge
United States Courthouse
500 Pearl Street, Courtroom 11D
New York, New York 10007-1312

Re: *Engel v. Third Avenue Management Company LLC, et al.,*
        No. 16-cv-01118-PKC

Dear Judge Castel:

I am counsel for proposed intervenor Daniel W. Krasner and am writing in response to the letter submitted by Plaintiff Engel to the Court earlier today.

Shareholders only have standing to pursue claims derivatively if they either: (a) make a demand which is wrongfully refused; or (b) allege with particularity the reasons why making a demand would have been futile. *See* Fed. R. Civ. P. 23.1(b)(3). Since the Third Avenue Trust (the "Trust") is organized under Delaware law, the issues of demand futility and wrongful demand refusal are governed by Delaware law. *See, e.g., Kamen v. Kemper Financial Services, Inc.*, 500 U.S. 90, 108-109 (1991).

Delaware law allows a shareholder to plead demand futility based upon particularized facts creating a reasonable doubt that either: "(1) the directors are disinterested and independent [or] (2) the challenged transaction was otherwise the product of a valid exercise of business judgment." *Aronson v. Lewis*, 473 A.2d 805, 814 (Del. 1984). This same test applies to statutory trusts such as the Trust of which the Third Avenue Focused Credit Fund (the "Fund" together with the Trust, "Third Avenue") is a unit. *See, e.g., Protas v. Cavanagh*, C.A. No. 6555-VCG, 2012 Del. Ch. LEXIS 88, at *32 (Del. Ch. May 4, 2012) ("The standards used to determine demand futility when a plaintiff sues on behalf of a statutory trust are the same as those applied to derivative suits by corporate stockholders.")

Here, Plaintiff Engel originally based his allegations of demand futility on a majority of the Fund's trustee (the "Trustees") not being independent or disinterested (the first prong of *Aronson*) because they were purportedly affiliated with Third Avenue Management. *See* Engel Complaint ¶82. Five days after Mr. Krasner wrote to the Court pointing out his blunder, Engel acted to file an amended complaint correctly identifying the current Trustees and amending other relevant allegations.

NEW YORK tel: 212.279.5050 fax: 212.279.3655   CALIFORNIA tel: 858.764.2580 fax: 858.764.2582   aftlaw.com
One Penn Plaza, Suite 2805, New York, NY 10119   11622 El Camino Real, Suite 100, San Diego, CA 92130

However, Plaintiff Engel's amendment of his complaint does not change the fact that he has not even attempted to obtain relevant books and records from the Trust as allowed by Delaware law and encouraged by Delaware courts. Although Plaintiff Engel seeks to minimize the importance of obtaining books and records, at the very least, access to such books and records will not hurt a shareholder's ability to properly allege demand futility.

In reality, however, the records Mr. Krasner expects to obtain will substantially assist the proper pleading of demand futility. These records include minutes of the board of trustees (the "Board") and its various committees addressing issues relevant to the claims, including the Fund's liquidity and valuation of its investments. *See* Mr. Krasner's Letter to the Board dated Feb. 22, 2016 (attached as Exhibit A) at 12-14. These documents will enable detailed pleading with respect to the second prong of *Aronson* relating to whether the conduct at issue involved the proper exercise of business judgment.

There is also no merit to Plaintiff Engel's contention that awaiting production of books and records will lead to an indefinite delay. Instead, a demand for books and records is a summary proceeding under Delaware law which will likely be resolved within months in the event the Trust does not voluntarily produce the documents demanded. *See, e.g., Lavi v. Wideawake Deathrow Entm't, LLC*, C.A. No. 5779-VCS, 2011 Del. Ch. LEXIS 13, at *3 (Del. Ch. Jan. 18, 2011) ("books and records actions are summary proceedings. . . . that [ ] are to be promptly tried.") (citations omitted).

Therefore, the Court should allow Mr. Krasner to file a motion to intervene and stay this action pending his obtaining the relevant books and records from Third Avenue. Briefing on the issue of intervention should precede any briefing on any motion to dismiss the newly amended *Engel* Complaint.

Respectfully,



Jeffrey S. Abraham

EXHIBIT I

Philip T. Taylor

From: Wagner, Jonathan M. <jwagner@KRAMERLEVIN.com>
Sent: Thursday, March 10, 2016 3:44 PM
To: Jeffrey S. Abraham
Cc: Philip T. Taylor; Coffey, Sean
Subject: RE: Third Avenue

Not sure; we are working on it. [redacted]

Redacted: Irrelevant

Jonathan M. Wagner
Partner

KRAMER LEVIN
NAFTALIS & FRANKEL LLP
1177 Avenue of the Americas
New York, New York 10036
O: 212-715-9393 | F: 212-715-8393 | M: 917-951-8228
jwagner@kramerlevin.com
view bio
www.kramerlevin.com

From: Jeffrey S. Abraham [mailto:JAbraham@aftlaw.com]
Sent: Thursday, March 10, 2016 3:32 PM
To: Wagner, Jonathan M.
Cc: Philip T. Taylor
Subject: Third Avenue

Dear Jonathan,

When do you anticipate beginning the production of documents responsive to the books and records demand?

Very truly yours,
Jeff Abraham

Jeffrey S. Abraham
Abraham, Fruchter & Twersky, LLP
One Penn Plaza
Suite 2805
New York, NY 10119
tel: 212.279.5050
fax: 212.279.3655



ABRAHAM, FRUCHTER & TWERSKY, LLP

EXHIBIT J



ABRAHAM, FRUCHTER & TWERSKY, LLP

March 15, 2016

By E-Mail

Jonathan Wagner, Esq
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

     Re: *Engel v. Third Avenue Management Co., et al.*, 16-cv-1118 (PKC) (S.D.N.Y.)

Dear Jonathan,

I received an e-mail from Samantha Ettari of your office yesterday attaching the Order for Initial Pretrial Conference together with a note stating that it was not an acknowledgment that my client is a party to the action. I am writing to clarify whether your client and the other parties intend on including my client in the procedures outlined in the Order including the submission of a joint letter prior to the conference.

I am also writing to once again inquire regarding the status of the books and records demand (the "Demand") made by my client from Third Avenue. It is now two weeks since we met and conferred with respect to the Demand and your client agreed to voluntarily produce certain board materials and prospectuses. However, we still have not received any documents responsive to the Demand or even a date by which those documents will be provided. Therefore, please provide me with an update on the status of the Trust's response to the Demand including a date when production will commence.

Sincerely yours,



Jeffrey S. Abraham



EXHIBIT K



Castel P

USDC SDNY
DOCUMENT
ELECTRONICALLY FILED
DOC #:
DATE FILED: 3-18-16

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

WILLIAM ENGEL, Plaintiff, - against - THIRD AVENUE MANAGEMENT LLC, MARTIN J. WHITMAN, DAVID M. BARSE, WILLIAM E. CHAPMAN III, LUCINDA FRANKS, EDWARD J. KAIER, ERIC P. RAKOWSKI, MARTIN SHUBIK, CHARLES C. WALDEN, AND PATRICK REINKEMEYER, Defendants, THIRD AVENUE TRUST, a Delaware Business Trust, Nominal Defendant.	No. 1:16-cv-01118-PKC Stipulation and [~~Proposed~~] Order

WHEREAS this purported derivative action, brought on behalf of nominal defendant Third Avenue Trust, was originally filed in the Supreme Court of the State of New York, County of New York, on January 15, 2016 (the "Original Complaint"); and

WHEREAS the original defendants were Third Avenue Management LLC, Vincent J. Dugan, W. James Hall, Joseph J. Reardon, Michael Buono, Martin J. Whitman, David M. Barse, and Third Avenue Trust (nominal defendant); and

WHEREAS the action was removed to this Court on February 12, 2016; and

WHEREAS, on February 18, 2016, this Court granted an extension of time to March 18, 2016 for defendants to respond to the Original Complaint; and

KL3 3060983.1

WHEREAS, on March 8, 2016, plaintiff filed an amended complaint (the "Amended Complaint"), which dropped certain defendants and named a number of additional defendants; and

WHEREAS the defendants named in both the Original Complaint and the Amended Complaint are Third Avenue Management LLC, Martin J. Whitman, David M. Barse, and Third Avenue Trust, and the defendants first named in the Amended Complaint are William E. Chapman, II, Lucinda Franks, Edward J. Kaier, Eric P. Rakowski, Martin Shubik, Charles C. Walden, and Patrick Reinkemeyer ("Amended Complaint Defendants"); and

WHEREAS, on March 11, 2016, the Amended Complaint Defendants returned executed waivers of service of the Amended Complaint, thereby extending until May 9, 2016 those defendants' time to respond to the Amended Complaint; and

WHEREAS, to put all parties on the same responsive schedule, plaintiff has agreed to extend until May 9, 2016 the time for all defendants to respond the Amended Complaint;

NOW, THEREFORE, IT IS HEREBY STIPULATED BY THE PARTIES, SUBJECT TO APPROVAL BY THIS COURT, THAT:

1.   The time for all defendants either (i) to file an answer to the Amended Complaint or (ii) to file a pre-motion letter pursuant to section 4.A.1 of the Court's Individual Practices concerning a proposed motion to dismiss the Amended Complaint is hereby extended to May 9, 2016.

2.   If defendants file pre-motion letters, plaintiff shall respond within four business days.

KL3 3069985.1

3.   Pursuant to section 4.A.1 of the Court's Individual Practices, the Court will set a briefing schedule on the proposed motions to dismiss if the Court wishes to entertain any such motions.

4.   The initial conference is rescheduled from April 14, 2016, at 10:45 a.m. to

June 1, 2016 at 11:30 a.m.

Dated: New York, New York
      March 17, 2016

Respectfully submitted,

ZAMANSKY LLC

By:  _____
      Jacob H. Zamansky

50 Broadway, 32nd Floor
New York, New York 10004
Telephone: (212) 742-1414

Attorneys for Plaintiff

KRAMER LEVIN NAFTALIS & FRANKEL LLP

By:  _____
      John P. Coffey

1177 Avenue of the Americas
New York, New York 10036
(212) 715-9456

Attorneys for defendants Third Avenue Management LLC

KL3 3069985.1

MILBANK, TWEED, HADLEY & MCCLOY LLP



By: _____
            Scott A. Edelman

28 Liberty Street
New York, New York 10005
(212) 530-5149

Attorneys for defendant David M. Barse

PROSKAUER ROSE LLP

By: _____
            Sigal P. Mandelker

Eleven Times Square
New York, New York 10036
(212) 969-3360

Attorneys for defendant Martin J. Whitman

ROPES & GRAY LLP

By: _____
            Robert Skinner

800 Boylston Street
Boston, MA 02199-3600
(617) 951-7560

Attorneys for defendants William E. Chapman, II,
Lucinda Franks, Edward J. Kaier, Eric P.
Rakowski, Patrick Reinkemeyer, Martin Shubik,
Charles C. Walden, and Third Avenue Trust
(nominal defendant)

SO ORDERED this ____ day of _____, 2016

                                    _____
                                    The Honorable P. Kevin Castel
                                    United States District Judge

KL3 3059985.1

-4-

MILBANK, TWEED, HADLEY & MCCLOY LLP

By: _____
             Scott A. Edelman

28 Liberty Street
New York, New York 10005
(212) 530-5149

Attorneys for defendant David M. Barse

PROSKAUER ROSE LLP

By: _____~Sigal Mandelker~ /AKS
             Sigal P. Mandelker

Eleven Times Square
New York, New York 10036
(212) 969-3360

Attorneys for defendant Martin J. Whitman

ROPES & GRAY LLP

By: _____
             Robert Skinner

800 Boylston Street
Boston, MA   02199-3600
(617) 951-7560

Attorneys for defendants William E. Chapman, II,
Lucinda Franks, Edward J. Kaier, Eric P.
Rakowski, Patrick Reinkemeyer, Martin Shubik,
Charles C. Walden, and Third Avenue Trust
(nominal defendant)

SO ORDERED this ____ day of _____, 2016

                              _____
                              The Honorable P. Kevin Castel
                              United States District Judge

-4-

KL3 3069985 1

MILBANK, TWEED, HADLEY & MCCLOY LLP

By: _____
           Scott A. Edelman

28 Liberty Street
New York, New York 10005
(212) 530-5149

Attorneys for defendant David M. Barse

PROSKAUER ROSE LLP

By: _____
           Sigal P. Mandelker

Eleven Times Square
New York, New York 10036
(212) 969-3360

Attorneys for defendant Martin J. Whitman

ROPES & GRAY LLP



By: _____
           Robert Skinner

800 Boylston Street
Boston, MA   02199-3600
(617) 951-7560

*Attorneys for defendants William E. Chapman, II,
Lucinda Franks, Edward J. Kaier, Eric P.
Rakowski, Patrick Reinkemeyer, Martin Shubik,
Charles C. Walden, and Third Avenue Trust
(nominal defendant)*

SO ORDERED this 17th day of March, 2016

_____
The Honorable P. Kevin Castel
United States District Judge

-4-

EXHIBIT L

USDC SDNY
DOCUMENT
ELECTRONICALLY FILED
DOC #:_____
DATE FILED: 3 - 2 2 - 1 6

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
---x
WILLIAM ENGEL,

       Plaintiff,   16-cv-1118 (PKC)

  -against-   ORDER

THIRD AVENUE MANAGEMENT LLC, et al.,

       Defendants.
---x

CASTEL, U.S.D.J.

    The proposed intervenors seek a stay of the proceedings, as well as leave to file a

motion to intervene in the above-captioned matter. (Dkt. No. 27-29.) Plaintiff opposes a stay

and the applicants' request to intervene. (Dkt. No. 31.) The Court shall construe the letters

submitted by the parties as their motions in support of their respective positions. Any party who

wishes to be heard further in support of intervention, including by submitting proposed pleadings

as required pursuant to Rule 24(c), shall do so in writing by March 31, 2016. Any further

opposition shall be filed by April 7, 2016, and reply, if any, by April 11, 2016. The application

for a stay is denied.

    SO ORDERED.



            P. Kevin Castel
            United States District Judge

Dated: New York, New York
   March 22, 2016

EXHIBIT M

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

DANIEL W. KRASNER, individually, on behalf of all others similarly situated and derivatively on behalf of THIRD AVENUE TRUST,	No. 16-cv-01118 (PKC)
Plaintiff,	ECF Case
v.	
THIRD AVENUE MANAGEMENT, LLC, MARTIN J. WHITMAN, DAVID M. BARSE, VINCENT J. DUGAN, W. JAMES HALL III, MICHAEL BUONO, WILLIAM E. CHAPMAN, II, LUCINDA FRANKS, EDWARD J. KAIER, ERIC RAKOWSKI, PATRICK REINKEMEYER, MARTIN SHUBIK, CHARLES C. WALDEN,	
Defendants,	
and	
THIRD AVENUE TRUST,	
Nominal Defendant.	

[PROPOSED] COMPLAINT IN INTERVENTION

Plaintiff, by and through his attorneys, alleges upon knowledge as to himself and upon

information and belief as to all other matters as follows:

INTRODUCTION

1.   Defendants breached their fiduciary duties, aided and abetted the breach of

fiduciary duties or violated their contractual obligations by failing to properly manage or oversee

the management of the Third Avenue Focused Credit Fund ("Third Avenue" or the "Fund").

Instead, the Fund was imprudently overloaded with illiquid assets, which were not properly

valued in setting Third Avenue's net asset value ("NAV"). On December 9, 2015, owing to the

Fund's inability to sell its investments at prices comparable to that at which they had been previously valued, the Fund suspended redemptions of its shares and instead adopted a plan of liquidation (the "Liquidation").

2.   However, Defendants' prior overvaluation of its investments caused Third Avenue to pay inflated price for investor redemptions prior to the Liquidation date damaging the Fund as well as Plaintiff and other remaining Third Avenue shareholders. In addition, the need to liquidate its assets will cause the Fund to receive prices below that which it could have otherwise obtained further damaging Plaintiff and other shareholders of the Fund. Finally, Plaintiff and the other shareholders of the Fund are being deprived of their ability to redeem their shares in Third Avenue for an indeterminate amount of time which is contrary to Third Avenue's mandate to function as an open-ended mutual fund.

JURISDICTION AND VENUE

3.   Defendant Third Avenue Management, LLC asserts that substantial questions of federal law under 15 U.S.C. §80a-1 *et seq*. are raised in the action entitled *Engel v. Third Avenue Management Company LLC, et al.*, No. 1:16-cv-01118-PKC (S.D.N.Y.) (the "*Engel* Action"). Accordingly, among other reasons, this Court has supplemental jurisdiction pursuant to 28 U.S.C. §1367, as Plaintiff seeks to intervene in the *Engel* Action.

4.   Venue is proper in this District pursuant to 28 U.S.C. §1391, as Third Avenue Management has its principle place of business within this District and a substantial part of the events giving rise to the claims asserted herein occurred within this District.

PARTIES

Plaintiff

5.   Plaintiff is a current shareholder of the Fund who first purchased the Fund's

shares on September 15, 2009 and has continuously held shares of the Fund since that time.

Nominal Defendant

6.   (a)   Nominal Defendant Third Avenue Trust is a statutory trust organized

under Delaware law pursuant to a Trust Instrument dated October 31, 1996 (the "Trust

Instrument"). The Trust's principal executive offices are located at 622 Third Avenue, New

York, New York 10017. The Trust is an open-ended investment company consisting of five

separate investment series, including the Fund, which commenced operations on or about August

31, 2009.

(b)   The Fund is managed by a Board of Trustees (the "Board") which

maintains standing committees, including the Valuation Committee and the Fair Value

Committee, charged with the responsibility of establishing valuation policies, providing direction

to the investment adviser regarding the principles of valuing certain securities or types of

securities, and reviewing valuations determined by the investment adviser.

The Trustee Defendants

7.   Defendant Charles C. Walden ("Walden") has served as a member of the Board

since July 1999 and as the Board's "Lead Independent Trustee" since 2007.   Walden is a

member of the Board's Fair Value Committee.

8.   Defendant Martin J. Whitman ("Whitman") is the Chairman and founder of Third

Avenue Management, a Portfolio Manager, managed the flagship Third Avenue Value Fund

between 1990 and March 2012, and served as Third Avenue's Chief Investment Officer ("CIO") from its founding through January 2010. Whitman has served as the Chairman of the Trust since

July 1999 and has served as a member of the Board of Trustees (the "Board") since November

1990. The Trust's Statements of Additional Information provided to investors acknowledge that

Whitman is an "Interested Trustee." Whitman is also a major shareholder of Third Avenue

Management.

9.   Defendant William E. Chapman, II ("Chapman") has served as a member of the

Board since August 2002. Chapman is a member of the Board's Fair Value Committee.

10.   Defendant Lucinda Franks ("Franks") has served as a member of the Board since

July 1999.   Franks is a member of the Board's Fair Value Committee.

11.   Defendant Edward J. Kaier ("Kaier") has served as a member of the Board since

August 2002.   Kaier is a member of the Board's Fair Value Committee.

12.   Defendant Eric Rakowski ("Rakowski") has served as a member of the Board

since August 2002.   Rakowski is a member of the Board's Fair Value Committee.

13.   Defendant Patrick Reinkemeyer ("Reinkemeyer") has served as a member of the

Board since January 2015. Reinkemeyer is a member of the Board's Fair Value Committee.

14.   Defendant Martin Shubik ("Shubik") has served as a member of the Board since

July 1999. Shubik is a member of the Board's Fair Value Committee.

15.   Defendants Walden, Whitman, Barse, Chapman, Franks, Kaier, Rakowski

Reinkemeyer, and Shubik are at times collectively referred to herein as the "Trustees" or the

"Trustee Defendants."

The Third Avenue Management Defendants

16.   (a)   Defendant Third Avenue Management LLC ("Third Avenue

Management" or the "Adviser") is a Delaware limited liability company with its principal executive office located at 622 Third Avenue, New York, New York 10017. Third Avenue

Management has served as the Fund's investment adviser since the Fund was first offered in

2009. Pursuant to the Investment Advisory Agreements entered into with the Fund, Third

Avenue Management was responsible for supervising and assisting in the management of the

Fund, providing investment research and research evaluation, and arranging for the execution of

the Fund's purchase and sale of securities and other assets.

       (b)   Third Avenue Management, through its parent company Third Avenue

Holdings LLC, is a majority-owned subsidiary of Affiliated Management Group, Inc. ("AMG").

The remaining shareholders of Third Avenue Management are senior members of its

management.

       (c)   The Fund paid Third Avenue Management a monthly fee equal to an

annual rate of 0.75% based upon the average daily assets in the Fund. Third Avenue

Management had an agreement to defer receipt of any advisory fees and/or reimburse the Fund's

expenses in order to limit the net annual operating expense of the Fund to no more than 0.95% of

assets in the Institutional Class and 1.20% of assets in the Investor Class.   Third Avenue

Management received the following payments for advisory fees from the Fund: $9,101,101 in

2013; $21,083,384 in 2014; and $17,095,571 in 2015.

    17.   Defendant David M. Barse ("Barse") served as Third Avenue Management's

Chief Executive Officer ("CEO") between 1991 and his termination in December 2015.   Barse

also served as the President from July 1999, as CEO from September 2003 and as a Trustee of

the Trust from September 2001 until his termination in December 2015. Barse is a major

shareholder of Third Avenue Management.

18.   Defendant Vincent J. Dugan ("Dugan") has served as the Treasurer and Chief Financial Officer of the Trust since September 2004. He is a member of the Board's Valuation Committee. Dugan also serves as the Chief Operating Officer and CFO of Third Avenue Management since August 2004. Dugan additionally serves as a member of the Adviser's Risk Committee, which is responsible for recommending certain position limitation guidelines for the Fund.

19.   Defendant W. James Hall III ("Hall") has served as General Counsel and Secretary of the Trust since June 2000 and is a member of the Board's Valuation Committee.

20.   Defendant Michael Buono ("Buono") has served as the Controller of the Trust and Third Avenue Management since May 2006 and is a member of the Board's Valuation Committee.

21.   Defendants Third Avenue Management, Barse, Dugan, Hall and Buono are at times collectively referred to herein as the "Third Avenue Defendants." The Trustee Defendants along with the Third Avenue Defendants are collectively referred to herein as "Defendants."


SUBSTANTIVE ALLEGATIONS


The Fund

22.   The Fund was first offered to investors on or about August 31, 2009 and is registered under the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. §80a-1, *et seq.*, as an open-ended mutual fund. Open-ended mutual funds issue shares that are bought and sold at their net asset value ("NAV"), based upon the value of the fund's underlying securities and generally calculated at the end of each trading day. Open-ended funds are required to allow investors to redeem the value of their shares upon demand.

23.   The Fund was one of five series of funds operated under the umbrella of the Trust,

known collectively as the Third Avenue Funds. The Trust is managed by the board of trustees

(the "Board"), which hired Third Avenue Management to serve as the investment adviser for all

of the Third Avenue Funds, including the Fund.

24.   The Fund focused on investing in bonds and other types of credit instruments that

are rated below investment grade by some or all of the independent rating agencies, including

Moody's, Standard & Poor's and Fitch, a class of assets otherwise known as "junk bonds" or

"high-yield" securities.

25.   The Fund's strategy was to buy distressed debt and other investments likely to

rise as the economy rebounded. These included very low-rated junk bonds, including many rated

CCC+ and below. According to Standard and Poor's credit rating definitions, bonds rated CCC

are "currently vulnerable to nonpayment, and [ ] dependent upon favorable business, financial

and economic conditions for the obligor to meet its financial commitment on the obligation."

Further, "[i]n the event of adverse business, financial or economic conditions, the obligor is not

likely to have the capacity to meet its financial commitment on the obligation."

26.   The Fund offered two share series with different investment minimums and fees:

the Investor Class and Institutional Class. The minimum initial investment for the Investor Class

was $2,500 with net annual operating expenses capped by agreement with the Adviser at 1.20%

of assets under managements. The Institutional Class required a minimum investment of

$100,000 with net annual operating expenses capped at 0.95%. The Fund grew steadily through

mid-2014 under Lead Portfolio Manager Thomas Lapointe, with net assets under management

topping out over $3 billion by the summer of 2014.

The Market Experiences Liquidity and Valuation Challenges

27.   While fixed income markets in 2013 and most of 2014 were robust, an increase in

demand for these assets without a concomitant increase in trading volumes was causing liquidity

in those markets to actually dry up. A paper titled "The Liquidity Challenge: Exploring and

Exploiting (Il)liquidity" published by the *Blackrock Investment Institute* in June 2014 warned:

> ***Mutual funds: These liquid vehicles are holding an increasing amount of credit instruments.*** The value of corporate bonds held by U.S. mutual funds has more than doubled since 2007, reaching roughly $1.7 trillion, Investment Company Institute (ICI) data show. . . . This amounts to 17.6% of outstanding U.S. corporate debt, compared with 12.8% in 2007.
>
> ***Liquidity has not kept pace.*** Total outstanding corporate debt more than doubled in the decade ending 2013, whereas trading volumes are unchanged. Is this a problem? Corporate bonds are spread over many funds, and redemptions typically are a slow burn. ***That said, a sudden wave of reallocations has the potential to cause hiccups***—although long-term institutional buyers may use it as a buying opportunity. [Emphasis added.]

28.   Other influential commentators warned of an impending liquidity crunch as the

U.S. government's quantitative easing monetary policy was coming to an end. On August 11,

2014, *Financial Times* published an article by Alberto Gallo titled "Unwary Yield Hunters Risk

Liquidity Trap – Sell Early to Avoid Rush for High-Yield Exit as Fed QE Ends" stating:

> With the end of the US Federal Reserve's low-for-long policy in sight, investors are set for a rough ride…. Yields are near record lows and liquidity in secondary markets is declining, making it harder to exit swiftly. Reducing exposure earlier could be a wise decision…. Indeed, US high-yield mutual funds and ETFs registered a record $7.1bn of outflows in the week to August 6.
>
> *   *   *
>
> Regulators have already raised red flags. The International Monetary Fund highlighted weaknesses in high-yield bonds and leveraged loans in its latest assessment of the US economy, warning of "a tail risk where there was a precipitous attempt by investors to exit certain markets – perhaps exacerbated by outflows

from ETFs and mutual funds as well as near-term market illiquidity." …[M]ost important, *the plumbing of credit markets has changed*. …Dealers have less ability to warehouse risk and compensate for market volatility: *an index by RBS estimates trading liquidity has dropped 70 per cent since 2007.* [Emphasis added.]

29.   On November 24, 2014, *Reuters* published an article by Jessica Toonkel titled "When All of a Sudden The Most Liquid Market Out There Isn't Liquid, Its Worrisome" stating that "US fund firms are taking extra measures to make sure they don't get stuck holding hard-to-sell bonds in the event that fixed income markets see a massive race to the exits when interest rates start to rise." Specifically, several well-known asset managers were "testing their funds against various market scenarios, building cushions of cash, shorter-duration bonds, and other liquid securities, *and regularly discussing risks with their boards.*" [Emphasis added]. A number of firms had "increased their allocations to cash to provide their portfolios with a buffer in the case of a liquidity crunch." Further, "concerns about bond liquidity [had] made it up to the fund board level." The article noted that at one fund, at the request of board members and its parent company, the head of investment risk management held a session on bond market liquidity for the board of trustees, detailing new monitoring procedures they had implemented to gauge liquidity.

30.   Other high-yield mutual fund managers were taking notice. In May 2015, Pacific Investment Management Company LLC ("PIMCO"), a stalwart of fixed income investing, published an article by Jelle Brons titled; "Security Selection and Liquidity Management Are Key in the Steadily Growing Credit Market" stating, in relevant part:

> *In the wake of the financial crisis, broker-dealers are less inclined to warehouse risk and move corporate bonds among investors, a trend that could affect liquidity in certain areas of the market.*
>
> *   *   *

> Risk management should be a consistent focus for credit investors, and as the market expands in both size and complexity while broker-dealers continue to limit inventories, ***portfolio liquidity management (i.e., ensuring accounts have sufficient liquidity at all times) becomes a core component of risk management. As securities age in PIMCO's credit portfolios, we tend to rotate out of less liquid securities as opportunities arise and/or we conclude we are not being sufficiently compensated for liquidity risk.***

The Liquidity Risks and Standards Are Ignored at the Fund

31.   Section 22(e) of the ICA, 15 U.S.C. 80a-22(e), requires open-ended mutual funds registered under the Act, such as the Fund, to pay investors within seven days of a redemption request. Further, under Rule 22c-1, 17 CFR §270.22c-l, an open-ended fund generally must sell and redeem its shares at a price based on the fund's current NAV as next computed after the receipt of a redemption, purchase or sale order. Rule 38a-1, 17 *CFR* 270.38a-1, also requires funds to adopt and implement policies and procedures designed to prevent a violation of the federal securities laws such as the above relevant provision of the ICA.

32.   The Securities and Exchange Commission ("SEC") has continually reiterated the importance of managing an open-ended mutual fund's liquidity in order to timely satisfy investors' redemptions. Accordingly, SEC guidelines dictate that an open-ended mutual fund should hold no more than 15% of its underlying portfolio assets in illiquid securities. *See* Revision of Guideline to Form N-1A, Investment Company Act Release No. 18612, 57 Fed. Reg. 9828 (Mar. 20, 1992). The SEC defines an "illiquid" asset as "an asset which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the mutual fund has valued the investment on its books." *Id.* at 9829 (citing Acquisition and Valuation of Portfolio Instruments by Registered Investment Companies, Investment Company Act Release No. 14983, 51 Fed. Reg. 9773 (Mar. 21, 1986)).

33.   In response to increased volatility in the fixed income markets in June 2013, on

January 1, 2014, the SEC released a guidance update titled "Risk Management in Changing

Fixed Income Market Conditions" encouraging fund advisers to take the follow steps to

managing and communicating liquidity risks:

> *Assess and Stress Test Liquidity*
>
> …In light of potential market volatility, fund advisers may consider assessing fund liquidity needs during both normal and stressed environments, including assessing their sources of liquidity…
>
> *Conduct More General Stress-Tests/Scenario Analyses*
>
> Fund advisers may consider assessing the impact (beyond just liquidity) of various stress-tests and/or other scenarios on funds…
>
> *Risk Management Evaluation*
>
> Fund advisers may want to consider using the outcomes of any assessments, analyses, and conversations to evaluate what risk management strategies and actions are most appropriate… These may include decisions around portfolio composition, concentrations, diversification and liquidity, among other factors.
>
> *Communication with Fund Boards*
>
> Fund advisers may consider what information should be provided to fund directors so that they are informed of the risk exposures and liquidity position of the fund, and the fund's ability to manage through changing interest rate conditions and potentially increased fixed income market volatility.
>
> *Shareholder Communications*
>
> Funds should also assess the adequacy of their disclosures to shareholders in light of any additional risks due to recent events in the fixed income markets and the potential impact of tapering quantitative easing and/or rising interest rates, including the potential for periods of volatility and increased redemptions… [Footnotes omitted.]

34.   On December 11, 2014, SEC Chair May Jo White spoke at the New York Times

DealBook Opportunities for Tomorrow Conference stating that liquidity management had been a

key area of focus for the SEC and that "[a] fund that does not manage liquidity risk in its

portfolio could have difficulty meeting redemptions if it came under stress, particularly an open-

end investment company, which has to provide shareholders with redemption proceeds within

seven days of any redemption request." Ms. White additionally stated that SEC staff was

reviewing updated liquidity standards.

35.   The SEC recently proposed such new regulations stressing the importance of

adequate liquidity management for open-ended mutual funds. Thus, the SEC proposal states that

"meeting daily redemption obligations is *fundamental* for open-end funds, and funds must

manage liquidity in order to meet these obligations" and proposes a regulation requiring open-

ended funds to develop liquidity risk management programs. Open-Ended Fund Liquidity Risk

Management Programs, Investment Company Act Release No. 31835 at 17, SEC File Nos. S7-

16-15; S7-08-15 (Sept. 22, 2015) [Emphasis added].

36.   A mutual fund's board of directors, or a similar governing body, is responsible for

determining a security's liquidity based upon the trading market for that specific security. *See*

Resale of Restricted Securities; Changes to Method of Determining Holding Period of Restricted

Securities Under Rules 144 and 145, Investment Company Act Release No. 17452, 55 Fed. Reg.

17933, 17940 (Apr. 30, 1990).

37.   The Board represented to investors and the Fund's shareholders that it was

monitoring liquidity. Thus, the Trust regularly included in its Statement of Additional

Information ("SAI"), which was incorporated by reference into the Trust's Prospectuses, a

disclosure providing that:

Under normal circumstances, none of the Funds will purchase or otherwise acquire any investment if, as a result, more than 15% of its net assets (taken at current market value) would be invested in securities that are illiquid.

* * *

Over the past several years, strong institutional markets have developed for various types of restricted securities, including repurchase agreements, some types of commercial paper, and some corporate bonds and notes (commonly known as "Rule 144A Securities"). Securities freely salable among qualified institutional investors under special rules adopted by the SEC, or otherwise determined to be liquid, may be treated as liquid *if they satisfy liquidity standards established by the Board of Trustees (the "Board")*. The continued liquidity of such securities may not be as well assured as that of publicly traded securities, and accordingly, *the Board will monitor their liquidity. The Board will review pertinent factors such as trading activity, reliability of price information and trading patterns of comparable securities in determining whether to treat any such security as liquid for purposes of the foregoing 15% test.* [Emphasis added.][1]

38.   The Board also had the responsibility of valuing or overseeing the valuation of the Fund's assets, which was a crucial part of its oversight duties. According to the Trust's SAI, the Board had a Valuation Committee made up of the Trust's Chief Financial Officer, Controller, and General Counsel: defendants Vincent Dugan, James Hall and Michael Buono, respectively. The SAI further stated that the Board had a Fair Value Committee composed of all outside Trustees of the Trust: defendants Charles Walden, William Chapman, Lucinda Franks, Edward Kaier, Eric Rakowski, Patrick Reinkemeyer and Martin Shubik. Finally, according to the SAI, "[t]hese Committees assist the Board in establishing valuation policies, in providing direction to the Adviser regarding the principles of valuing certain securities or types of securities, and in

---

[1]   This particular disclosure was included in the SAI dated March 1, 2015 (Revised march 2, 2015, March 20, 2015 and October 15, 2015). Substantially similar disclosures were included in the Trust's other SAIs distributed to the Fund's investors.

reviewing valuations determined by the Adviser. The Valuation Committee and a member of the

Fair Value Committee meet or confer as needed between Board meetings."

39.   According to the Trust's March 1, 2015 Prospectus, the "valuation committee of

designated independent Trustees [makes] a determination of fair value based on committee

members' or Trustees' judgments of relevant information and an analysis of the asset class . . .

Details of fair valuation methodologies and determinations for all fair valued positions are

reviewed by the Trustees of the Trust on a quarterly basis." According to SEC guidance, a

fund's board may enlist the assistance of individuals who are not board members to assist with

its valuation duties, but it may not fully delegate these responsibilities and must establish the fair

value methodology and continuously review both the appropriateness of the methods used and

the valuation findings resulting from such methods. *See* Accounting for Investment Securities by

Registered Investment Companies, Accounting Series Release No. 118, 35 Fed. Reg. 19986,

19988-89 (Dec. 23, 1970).

40.   The communications promulgated by the Trust also assured the Fund's investors

that redemption requests would be timely honored, as they should be consistent with the ICA and

SEC guidance, stating in the prospectuses filed by the Trust with respect to issuing shares of the

Fund that:

> **General**
>
> You may redeem your shares on any day during which the NYSE
> is open for trading, either directly from a Fund or through certain
> broker-dealers or other financial intermediaries. Fund shares will
> be redeemed at the NAV next calculated after your order is
> received in good order by a Fund or its designees…
>
> *   *   *

Payment of Redemption Proceeds

A Fund will usually make payment for redemptions of Fund shares within one business day, but not later than seven calendar days, after receipt of a redemption request. [Emphasis added.]

41.   The Adviser had its own duties to shareholders and the Fund. Article 2(b) of the Investment Advisory Agreements between Third Avenue Management and the Trust stated that the Adviser would abide by these standards in managing the Fund. Specifically, the Investment Advisory Agreements provide that:

> In the performance of its duties under this Agreement, the Adviser shall at all times use all reasonable efforts to conform to, and act in accordance with, any requirements imposed by (i) the provisions of the Investment Company Act of 1940, as amended (the "Act"), and of any rules or regulations in force thereunder; (ii) any other applicable provisions of the law; (iii) the provisions of the Trust Instrument and By-Laws of the Trust…; (iv) the investment objective, policies and restrictions applicable to the Fund as set forth in the Fund's Prospectus (including its Statement of Additional Information) and (v) any policies and determinations of the Board of Trustees of the Trust.

42.   Contrary to its duties to adequately oversee the Fund and the Adviser, the Board reportedly allowed defendant Barse and his top lieutenants to run the Fund's operations as they saw fit. *The Business Insider*, "Inside Third Avenue Management, where employees were terrified to bring bad news to the boss," by Tim McLaughlin, Ross Kerber and Svea Herbst-Bayliss, December 24, 2015.

The Fund Fails to Maintain Adequate Liquidity
While the High-Yield Market Declines

43.   Notwithstanding the mandate of the ICA, SEC guidance requiring the Fund to maintain adequate liquidity, the Trust's own representations that it would monitor liquidity, and the promises set forth in the Investment Advisory Agreements, the Board and the Adviser failed to ensure that the Fund maintained adequate liquidity.

44.   The relative illiquidity of the Fund was reflected by a Generally Accepted

Accounting Principles ("GAAP") method used to determine the fair value of a fund's assets.

Under Financial Accounting Standards Board Accounting Standards Codification Topics 820-10,

Fair Value Measurements and Disclosures ("FASB ASC 820-10"), there are three levels for

determining fair value, which use the following inputs:

- Level 1 – Quoted prices in active markets for identical assets or liabilities;

- Level 2 – Significant other observable inputs, such as quoted prices for similar
assets using observable data such as interest rates and yield curves; and

- Level 3 – Significant unobservable inputs not derived from the market which may
include inputs such as cash flow forecasts, default probabilities and loss severity analyses.

45.   Accordingly, Level 1 assets represent the most liquid as the value is dictated by

active trading markets while Level 3 assets represented the least liquid as there are no observable

market inputs to help determine their value. By most mutual fund standards, only Level 1 assets

are deemed to be liquid, or capable of being sold at a price at or near their valuation within a

reasonable period of time.

46.   Rather than shifting to more liquid assets as investor net redemptions were

mounting, the Fund held a large proportion of less liquid Level 2 and illiquid Level 3 securities

investments as demonstrated in the chart below based upon the Fund's SEC filings:

Date	Total Investments	Level 1	%	Level 2	%	Level 3	%
04/30/14	$2,698,087,237	$265,497,166	9.84	$2,262,866,276	83.87	$169,723,795	6.29
10/31/14	$2,750,104,097	$236,222,158	8.59	$2,006,630,809	72.97	$507,251,130	18.44
04/30/15	$2,314,738,823	$193,395,860	8.35	$1,720,698,211	74.34	$400,644,752	17.31
10/31/15	$1,170,445,838	$97,294,599	8.31	$795,763,908	67.99	$277,387,311	23.70

47.   The Thus, the Fund was allocated in manner actually *opposite the SEC's*

guidance. Rather than holding only 15% illiquid assets, the Fund was actually holding less than

10% in liquid (Level 1) assets and over 90% in less liquid or illiquid (Level 2 and 3) assets.

48.   Along these lines, the Fund had 76% of its portfolio exposed to very low-rated

CCC+ securities and below, compared to a median level of 22% of such securities among similar

junk bond funds, according to analysts at Citigroup. *See The Business Insider*, "Inside Third

Avenue Management, Where Employees Were Terrified to Bring Bad News to the Boss," by

Tim McLaughlin, Ross Kerber and Svea Herbst-Bayliss, December 24, 2015.   The Fund also

purchased large portions, ten percent or more, of smaller, less frequently-traded bond offerings,

including for the bankrupt Energy Future Holdings Corp. *See Bloomberg Business*, "Investors

See Third Avenue Fueling More Bond Market Carnage," by John Gittelsohn, December 13,

2015.   The accumulation of such large stakes in these types of assets was especially reckless.

As the Fund became "the largest holder of certain loans and securities that traded infrequently,"

when it then went to sell these assets, "savvy traders…quickly figured out that a large investor

was under pressure to sell" and offered "lowball bids for some of its assets, which would have

caused it to absorb big losses if it sold at those prices." *See The Wall Street Journal*, "Third

Avenue CEO Barse Departs," December 14, 2015.

49.   According to its October 31, 2015 Fourth Quarter Report, the Fund additionally

held many other low-liquidity or illiquid types of investments such as private equities, units of

closed-end funds, and term loans, including Debtor-in-Possession loans for bankrupt entities and

loans to energy companies.

The Fund Redeems Hundreds of Millions of Dollars of its
Shares at Inflated Prices and Then Blocks Further Redemptions

50.   In 2015, the lowest rated high-yield securities performed far worse than the rest of

the market. The rout was fueled by falling commodities, including energy, prices, to which

sector the high-yield segment of the market is heavily weighted. The Fund had over $2.97

billion in net assets at the beginning of fiscal year 2015, but due to portfolio losses and

redemptions, it was down to $2.46 billion by April 30, 2015, with net redemptions of over $186

million. The Fund's net assets continued to fall in 2015 to $1.37 billion on October 31, 2015,

with net redemptions for the entire fiscal year totaling over $938 million. Thus, over $750

million in net redemptions occurred in the last half of fiscal 2015.

51.   Those shareholders cashing out benefitted from the Fund's failure to properly

value its assets at the expense of its remaining shareholders. The Fund's heavy holdings of

illiquid assets make it extremely unlikely that prior redemptions were properly valued. Thus,

"Third Avenue's credit fund . . . more than any of its peers, skewed its portfolio toward high-

risk, high-return turnaround situations in which the bonds traded so infrequently that determining

a price for them was little more than guesswork." *The New York Times*, "A New Focus on

Liquidity After a Fund's Collapse," by Landon Thomas Jr., January 11, 2016. The *Times* further

reported that the SEC has previously prosecuted mutual funds for inflating the value of hard-to-

sell securities, and that here, it might investigate "whether the portfolio managers at the [Fund]

set prices too high for the most illiquid bonds. Mispricings of hard-to-trade (and hard-to-value)

securities give investors a distorted view of the assets' worth — which makes the fund all the

more vulnerable when investors remove their money *en masse*."

52.   Having failed to maintain adequate liquidity consistent with the mandates of an

open-ended mutual fund, on December 9, 2015, Third Avenue Management notified Fund investors that it was no longer accepting redemptions and planned to put the Fund into

liquidation (the "Liquidation Announcement"). Barse stated in a message to investors:

> We believe that, with time, [the Fund] would have been able to realize investment returns in the normal course. Investor requests for redemption, however, in addition to the general reduction of liquidity in the fixed income markets, have made it impracticable for the Fund going forward to create sufficient cash to pay anticipated redemptions without resorting to sales at prices that would unfairly disadvantage the remaining shareholders.
>
> In line with its investment approach, the Fund has some investments in companies that have undergone restructurings in the last eighteen months, and while we believe that these investments are likely to generate positive returns for shareholders over time, if [the Fund] were forced to sell those investments immediately, it would only realize a portion of those investments' fair value given market conditions.

53.   As noted by *Morningstar* in an article entitled "Many Concerns About Third

Avenue," had the Fund "met further redemption requests, it likely would have decimated the

Fund's performance, leaving remaining shareholders with even deeper losses."

54.   On December 11, 2015, Barse presented a rescue plan to the Board which

involved selling the Fund's assets to private-equity firm Fortress Investment Group LLC

("Fortress"). The Board rejected the offer as apparently too low, highlighting the prior

overvaluing of the Fund's assets as redemptions were processed during 2015. Believing that the

offer represented fair value for the Fund's assets, however, Barse vowed to push forward despite

the Board's disapproval. The Board then terminated Barse. AMG's Chairman, Sean Healey,

was personally involved in the discussions that lead to Barse's termination.

55.   Since the Liquidation Announcement, the Fund's NAV has significantly

underperformed its benchmarks with the Fund's NAV falling over 20% to present while other

high-yield funds such as the SPDR® Barclays High Yield Bond ETF and the iShares iBoxx $

High Yield Corporate Bond ETF have fallen only approximately 6.4% and 5% respectively. The

Fund's stark departure from such benchmarks further demonstrates the inflated values at which

the Fund's assets were previously set and at which redemptions were improperly paid.

56.   On December 16, 2015, Third Avenue notified Fund investors that it was working

with the SEC to liquidate the Fund through the Focused Credit Fund rubric rather than a separate

liquidation vehicle. The Fund stated that the initial shareholder distribution would include only

9% of the Fund's capital, demonstrating that the Fund could not quickly sell 91% of its

remaining assets at reasonable or above fire-sale prices.

57.   On December 22, 2015, Morningstar announced that in the wake of the demise of

the Fund, it was downgrading its assessment of Third Avenue Management, as adviser to all of

the Third Avenue Funds, from Neutral to Negative. In discussing the Fund's downfall,

Morningstar noted that:

> Perhaps the most fundamental failure came at the outset in the
> firm's decision to offer the Focused Credit strategy as an open-end
> mutual fund at all. The open-end format demands daily liquidity,
> yet this was no ordinary high-yield bond fund. Among other
> items, the fund invested in high-yield bonds, loans, common
> stocks, and even some private equities, many of which became
> increasingly illiquid. Its weighting in nonrated debt was the
> highest in the peer group, and its weighting in B rated or lower
> debt was second-highest. The underlying distressed bonds central
> to the strategy were particularly prone to illiquidity. ***Management,
> and the board that oversaw the fund, failed to reconcile this
> inconsistency, and that mismatch ultimately proved to be the
> fund's undoing.***
>
> However, once the decision to launch the fund had been made,
> ***management and the fund's board had a responsibility to
> monitor the fund's liquidity and make necessary adjustments to
> ensure the fund could meet redemption requests in an orderly
> way. They failed to do so—management in miscalculating the
> potential illiquidity of the fund's holdings and the board in not
> holding management's feet to the fire as a secondary check.***
> [Emphasis added].

See Morningstar, "Many Concerns About Third Avenue," December 22, 2015.

CLASS ACTION ALLEGATIONS

58.   Plaintiff brings this class action pursuant to Fed. R. Civ. P. 23 on behalf of all

current shareholders of the Fund who continue to hold Fund shares (the "Class"). Excluded from

the Class are Defendants herein and any person, firm, trust, corporation or entity related to or

affiliated with any of the defendants.

59.   The class is so numerous that joinder of all members is impractical. At the time

Fund redemptions were suspended, approximately $789 million worth of assets remained under

management, representing thousands of shareholders.

60.   There are questions of law and fact common to the class that predominate over

questions affecting only individual members, including but not limited to:

> (a) whether Defendants improperly overvalued Fund shares when
>   processing shareholder redemptions prior to the suspension of
>   Fund redemptions;
>
> (b) whether Defendants failed to maintain adequate liquidity in the
>   Fund in contravention of applicable law, standards and
>   guidance;
>
> (c) whether Defendants breached their fiduciary duties or aided
>   and abetted the breach of fiduciary duties to Fund shareholders
>   by virtue of the aforementioned mismanagement, lack of
>   oversight, recklessness and gross negligence; and
>
> (d) the standard of conduct necessary to hold Defendants
>   individually liable for their acts or omissions.

61.   Plaintiff's claims are typical of the claims of the class members, and by pursuing

his own interest, Plaintiff will advance the interests of the absent class members.

62.   Plaintiff will fairly and adequately protect the interests of the class and has

retained competent counsel experienced in litigation of this nature. There are no conflicts of interest between Plaintiff and the absent class members and Plaintiff will vigorously prosecute this action on behalf of the class.

63.   A class action is superior to other available methods for the fair and efficient adjudication of this controversy. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent adjudications with respect to individual members of the Class.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

64.   Plaintiff brings this action derivatively in the right and for the benefit of Trust, to redress injuries suffered and likely to be suffered by the Trust as a direct result of Defendants' violations of their fiduciary obligations. The Trust is named solely as a nominal defendant.

65.   Plaintiff will adequately and fairly represent the interests of the Trust in enforcing and prosecuting its rights, and has retained counsel experienced in litigating these types of actions.

66.   The Trustees' conduct in failing to properly value the Fund's assets and causing Third Avenue to over-concentrate its investments in illiquid securities is not protected by the business judgment rule making any demand on the Board of the Trust futile.

67.   The Trust's Board is currently composed of eight members, including Defendants Whitman, Chapman, Franks, Kaier, Rakowski, Reinkemeyer, Shubik and Walden. Plaintiff did not make a demand on the Board to institute this action because such demand would be futile and any effort to cause the Trustees to bring the action would have been unlikely to succeed because:

> a. The Trustees are subject to a substantial likelihood of liability in connection with their failure to ensure the Fund maintained adequate liquidity to satisfy redemptions, that investments were properly valued, that redemptions were not paid at inflated values and the other

wrongdoing alleged herein. Indeed, according to an article published by *The New York Times* by Landon Thomas Jr. on December 14, 2015 titled "Junk Bond Fund's Chief Departs After Blocking Withdrawals," William F. Galvin, the secretary of the commonwealth of Massachusetts has opened an investigation into the wrongdoing described herein and the SEC reportedly has staff members present at Third Avenue Management's offices monitoring the situation.

b. The Trustees' conduct was not a proper exercise of business judgment as holding such a high proportion of the Fund's investment in illiquid, hard to value securities was contrary to the fundamental premise of an open-ended mutual which was to allow for easy investor redemptions and the Trustees failed adequately oversee the Adviser to ensure that the Fund was maintaining sufficient liquidity in order to meet investor redemptions.

c. Pursuant to the Trust Instrument (§§10.1 and 10.2) and the ICA, the Trustees are not entitled to be exculpated or indemnified for willful misfeasance, bad faith, gross negligence or reckless disregard. Accordingly, the Trustees could not impartially consider a demand because of the substantial personal liability they face in connection with their wrongful acts alleged herein.

d. Defendant Whitman as the founder, Chairman and portfolio manager at Third Avenue Management is considered by the Trust to be an Interested Trustee under the ICA and would not be able to consider a demand against the Third Avenue Defendants in an independent and disinterested manner as it would be contrary to his own economic and reputational interests in connection with Third Avenue Management.

e. Defendant Chapman would not be able to impartially consider a demand against Third Avenue Management as it is a majority owned subsidiary of AMG. Chapman sits on the board of a number of AMG-affiliated mutual funds including: The AMG Funds (since 1999); Harding, Loevner Funds, Inc. (since 2008); Aston Funds (since 2010); and Third Avenue Variable Trust (since 2002). In 2014 alone, Chapman received over $500,000 in fees from his service on AMG affiliated funds and, therefore, would be unable to consider a demand against the interests of AMG affiliates such as Third Avenue Management in an independent and disinterested manner. Chapman's principle occupation is serving as the President and Owner of Longboat Retirement Planning Solutions, a consulting firm, with estimated revenues of between $1 million to $2.5 million and 1 to 4 staff members. Accordingly, the compensation Chapman received from the AMG-affiliated funds was a material source of income.

f. Defendant Franks is a former journalist and author who has served as a Trustee of the Trust and the Third Avenue Variable Trust respectively since 1999 and 1998. Accordingly, Franks would be unable to consider a demand against the interests of the Third Avenue Defendants in an independent and disinterested fashion as her compensation from the trusts, which in 2014 alone totaled $85,000, represents a material source of income. According to salary report provided to Glassdoor.com as of August 18, 2015, salaries for journalist at *The New York Times* ranged between $95,000-$115,000 per year. In addition, Frank's husband, Robert M. Morgenthau, is a close friend of defendant Whitman. Whitman has made substantial contributions to Morengthau's campaigns, including a $25,000 contribution in 2006. Franks could not consider a demand against the Third Avenue Defendants in an unbiased manner by virtue of the close family friendship and loyalties developed by almost two decades of service.

g. Defendant Kaier would not be able to consider a demand against Third Avenue Management as he also sits on the board of a number of AMG-affiliated mutual funds including: The AMG Funds (since 1999); Aston Funds (since 2010); and Third Avenue Variable Trust (since 2002). In 2014 alone, Kaier received over $400,000 in fees from his service on AMG affiliated funds and, therefore, would be unable to consider a demand against the interests of AMG affiliates such as Third Avenue Management in an independent and disinterested manner. Kaier's principal occupation is serving as a partner of the law firm Teeters Harvey Gilboy & Kaier LLP. Average profits per partner for the Am Law 200 was approximately $700,000 in 2013, making the compensation Kaier received from the AMG affiliated funds a material source of income.

h. Defendant Rakowski would not be able to consider a demand against Third Avenue Management as he also sits on the board of a number of AMG-affiliated mutual funds including: The AMG Funds (since 1999); Harding, Loevner Funds, Inc. (since 2008); Aston Funds (since 2010); and Third Avenue Variable Trust (since 2002). In 2014 alone, Rakowski received over $450,000 in fees from his service on AMG-affiliated funds and, therefore, would be unable to consider a demand against the interests of AMG affiliates such as Third Avenue Management in an independent and disinterested manner. Rakowski's principal occupation is serving as a Professor at the University of California Berkeley School of Law for which he earned $274,366 in 2014 making the compensation received from the AMG affiliated funds a material source of income.

i. Defendant Shubik is a Professor at Yale University who has served as a Trustee of the Trust and the Third Avenue Variable Trust respectively since 1999 and 1990.   Shubik co-authored a book with Defendant Whitman in 2005 called "The Aggressive Conservative Investor."   Accordingly, Shubik would be unable to consider a demand against the interests of the Third Avenue Defendants in an independent and disinterested fashion as his compensation from the trusts, which in 2014 alone totaled $85,000, representing a material source of income as the average Yale professor earns an annual salary of approximately $260,000.   Moreover, Shubik could not consider a demand against the Third Avenue Defendants in an unbiased manner by virtue of the loyalties developed by more than two decades of service and the close working relationships developed over that time.

j. Defendant Walden has served as a Trustee of the Trust and the Third Avenue Variable Trust respectively since 1999 and 1996.   Walden assisted Defendant Whitman with a book published in 2000 called "Value Investing: A Balanced Approach."   Accordingly, Walden could not consider a demand against the Third Avenue Defendants in an unbiased manner by virtue of the loyalties developed by two decades of service and the close working relationships developed over that time.

k. Pursuant to the Trust Instrument (§§3.3 and 3.4) the Trustees have the power to remove trustees and to fill and vacancies on the Board. Here, over two-thirds of the Trustees have common interests with AMG and the Third Avenue Management Defendants and, therefore, no one Trustee would risk their position and material compensation by agreeing to a demand contrary to those interests for fear of being removed as a trustee. Indeed, AMG's control over at least the two-thirds of the Board is evidenced by the involvement of AMG Chairman, Sean Healey, in connection with the termination of Barse.

COUNT I
Breach of Fiduciary Duty Directly Against All Defendants on Behalf of the Class

68.   Plaintiff incorporates by reference and realleges each and every allegation set forth above as if set forth fully herein. Plaintiff asserts this claim directly against all Defendants on behalf of himself and the Class.

69.   By virtue of their positions as Trustees and/or Officers of the Trust and/or Adviser to the Fund, Defendants owed fiduciary duties of loyalty and care to the shareholders of the Fund.

70.   Through their gross negligence and/or reckless disregard of these duties, by, *inter alia*, failing to maintain adequate liquidity to meet all Fund redemptions and improperly valuing the NAV of Fund shares in making prior redemptions, Defendants breached these duties. Defendants caused the Fund to pay redemptions at inflated values, thereby shortchanging Plaintiff and other similarly situated investors who remained in the Fund by directly decreasing the value of their investments in the Fund.

71.   Alternatively, Defendants aided and abetted these breaches of fiduciary duties to Plaintiff and the Class by knowingly inducing, participating and/or rendering substantial assistance in the breaches.

72.   As a direct and proximate result of these breaches and this conduct, Plaintiff and the Class have been damaged.

COUNT II
Breach of Fiduciary Duty Derivatively Against All Defendants

73.   Plaintiff incorporates by reference and realleges each and every allegation set forth above as if set forth fully herein. Plaintiff asserts this claim derivatively against all Defendants on behalf of the Fund and its investors.

74.   Defendants owed fiduciary duties of loyalty and care to the Fund as Trustees and/or Officers of the Trust and/or Adviser to the Fund.

75.   By virtue of their gross negligence and/or recklessness disregard of these duties, through, *inter alia*, ignoring market warnings and SEC guidance, rules and regulations, failing to

adequately monitor and maintain the Fund's liquidity, and deepening the Fund's exposure to highly risky illiquid assets, Defendants breached these duties.

76.   Alternatively, Defendants aided and abetted these breaches of fiduciary duties to the Trust and the Fund by knowingly inducing, participating and/or rendering substantial assistance in the breaches.

77.   As a direct and proximate result of these breaches, the Fund and its shareholders, including Plaintiff, have been damaged.


COUNT III
<u>Breach of Contract Derivatively Against Third Avenue Management</u>

78.   Plaintiff incorporates by reference and realleges each and every allegation set forth above as if set forth fully herein. Plaintiff asserts this claim derivatively against Third Avenue Management on behalf of the Fund and its investors.

79.   The Investment Advisory Agreements between Third Avenue Management and the Trust constituted valid and enforceable contracts.

80.   The Trust fully performed its obligations under these agreements.

81.   Third Avenue Management breached these agreements, specifically, Article 2(b) therein, by, *inter alia*, failing to act in accordance with ICA, its accompanying rules and regulations, and the policies concerning liquidity and monitoring set forth in the Prospectuses and accompanying Statements of Additional Information.

82.   As a direct and proximate result of these breaches, the Fund and its shareholders, including Plaintiff, have been harmed.


<u>BASIS FOR INFORMATION AND BELIEF</u>

83.   Plaintiff's information and belief is based upon an investigation conducted by his attorneys, including, but not limited to, a review of SEC filings and reports made by the Trust

-28-

and the Fund as well as news reports, press releases, securities analyst reports and other publicly available information regarding the Trust and the Fund.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A.   Awarding damages with respect to Defendants' breach of their fiduciary duties or aiding and abetting the breach of fiduciary duties in an amount to be determined to trial;

B.   Awarding damages against Third Avenue Management with respect to its breach of contract;

C.   Certifying the claims brought in Count I as a class action with Plaintiff as the class representative and his counsel as Class Counsel;

D.   Awarding Plaintiff his costs and disbursements and reasonable allowances for attorney's fees and expenses; and

E.   Granting Plaintiff, the Class and the Trust such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMAND

Plaintiff hereby demands a jury trial for any and all Counts for which a jury trial is permitted by law.

Dated: March 31, 2016

ABRAHAM, FRUCHTER & TWERSKY, LLP

        /s/ Jeffrey S. Abraham
Jeffrey S. Abraham
Cassandra L. Porsch
Philip T. Taylor
One Penn Plaza, Suite 2805
New York, NY 10119
Tel. (212) 279-5050
Fax (212) 279-3655

Counsel for Proposed Intervenor
Daniel W. Krasner

EXHIBIT N



ABRAHAM, FRUCHTER & TWERSKY, LLP

April 4, 2016

By e-Mail

Jonathan Wagner, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

Re: *Krasner v. Third Avenue Trust*, C.A. No. 12113-VCL (Del. Ch.)

Dear Jonathan,

I am writing to follow up with respect to the production of documents responsive to Plaintiff's books and records demand (the "Demand").

We have had an opportunity to perform a preliminary review of the documents produced to date and have identified a number of additional documents responsive to the Demand which should be promptly produced, including:

- Documents and communications relating to the departure of David Barse and any other members of the Third Avenue Focused Credit Fund's (the "Fund") investment team. *See* Demand No. 7.
- Documents and communications relating to the offer or plan of Fortress Investment Group LLC to acquire the Fund's assets. *See* Demand No. 6.
- Documents reflecting the values of the Fund's securities and any sales thereof following the announcement of the Liquidation. *See* Demand No. 5.
- Documents and communications relating to the independence of the Trustees, including, without limitation, any independence questionnaires. *See* TAM_FCF00001603; Demand No. 8.
- REDACTED: DESIGNATED CONFIDENTIAL [redacted] *See* TAM_FCF00000497; Demand No. 3.
- Documents reflecting the number of shares redeemed and the prices paid upon redemption. *See* Demand No. 4.
- Resolutions and charters or other similar documents concerning the Audit, Valuation and Fair Value Committees. *See* Demand No. 1.j.

NEW YORK tel: 212.279.5050 fax: 212.279.3655
One Penn Plaza, Suite 2805, New York, NY 10119
CALIFORNIA tel: 858.764.2580 fax: 858.764.2582
11622 El Camino Real, Suite 100, San Diego, CA 92130
aftlaw.com

- REDACTED: DESIGNATED CONFIDENTIAL
  See, e.g., TAM_FCF00000829; Demand No. 2.
- REDACTED: DESIGNATED CONFIDENTIAL
  See, e.g., TAM_FCF00000402; Demand No. 3.
- REDACTED: DESIGNATED CONFIDENTIAL
  See TAM_FCF00001003-04.

To be clear, Plaintiff's request for communications is meant to include, without limitation, any emails. This definition is consistent with and contained in the Demand.

In requesting these responsive documents Plaintiff does not intend to limit the scope of his Demand and reserves the right to seek additional responsive documents. We look forward to hearing from you.

Sincerely yours,



Philip T. Taylor

cc: Robert Skinner, Esq.

EXHIBIT O



ABRAHAM, FRUCHTER & TWERSKY, LLP

April 8, 2016

By Federal Express

Board of Trustees
Third Avenue Trust
622 Third Avenue
New York, New York 10017

Re: Supplemental Demand to Inspect Books and Records Pursuant to Delaware Statutory Trust Act Section 3819 and Delaware Common Law

Ladies and Gentlemen:

This firm is serving as the attorney-in-fact and agent for Daniel W. Krasner for the purpose of requesting and conducting an inspection of books and records pursuant to Section 3819 of the Delaware Statutory Trust Act, 12 *Del. C.* §3819 ("Section 3819"), and Delaware common law. I am writing pursuant to Section 3819 and to supplement the prior demand for books and records made on February 22, 2016 (the "Demand"), a copy of which is attached hereto and incorporated by reference.

Pursuant to Section 3819, Delaware common law and the Demand we are requesting that you make immediately available to us the following additional books and records for the period beginning August 1, 2014 through the date of this letter (the "Relevant Time Period"):[1]

1. Documents reflecting any dispositions or attempts to dispose of the Fund's securities, including, without limitation, the Fund's REDACTED: DESIGNATED CONFIDENTIAL securities, the prices obtained or offered for those assets and any comparison or analysis of the prices obtained with the values previously recorded or assigned by the Fund to those securities.

2. Documents reflecting the duties of and the policies and procedures governing the Adviser's Risk Committee, REDACTED: DESIGNATED CONFIDENTIAL without regard to the Relevant Time Period.

3. The meeting minutes for the Adviser's Risk Committee, REDACTED: DESIGNATED CONFIDENTIAL REDACTED: DESIGNATED CONFIDENTIAL and any reports, including, without limitation, any reports discussing REDACTED: DESIGNATED CONFIDENTIAL or on behalf of those groups.

---

[1] This supplemental demand incorporates by reference the defined terms set forth in the Demand, unless otherwise indicated herein.

NEW YORK tel: 212.279.5050 fax: 212.279.3655
One Penn Plaza, Suite 2805, New York, NY 10119

CALIFORNIA tel: 858.764.2580 fax: 858.764.2582
11622 El Camino Real, Suite 100, San Diego, CA 92130

aftlaw.com

4.   Documents reflecting the REDACTED: DESIGNATED CONFIDENTIAL
REDACTED: DESIGNATED CONFIDENTIAL

5.   Board Materials concerning the plan of liquidation and the amended plan of liquidation.

Please advise us within five (5) business days as to when and where the items requested above will be made available. Mr. Krasner intends to avail himself fully of the remedies provided at law and in equity if the Trust's responses are uncooperative, untimely or insufficient.

Very truly yours,



ABRAHAM, FRUCHTER &TWERSKY, LLP
Jeffrey S. Abraham
Philip T. Taylor

cc: Jonathan M. Wagner, Esq.

My Profile | Support | Locations | English | Search



FedEx. Shipping Tracking Manage Learn FedEx Office ® **Login**

FedEx ® Tracking

810011798009

Ship date:		Actual delivery:
Fri 4/08/2016		**Mon 4/11/2016 10:31 am**
NEW YORK, NY US	**Delivered**	NY US
	Signed for by: R.GONZALEZ	

Travel History

Date/Time	Activity	Location
4/11/2016 - Monday		
10:31 am	Delivered	NY
7:51 am	On FedEx vehicle for delivery	NEW YORK, NY
4/09/2016 - Saturday		
12:06 pm	At local FedEx facility Package not due for delivery	NEW YORK, NY
12:06 pm	At local FedEx facility	NEW YORK, NY
9:00 am	Departed FedEx location	NEWARK, NJ
4/08/2016 - Friday		
11:25 pm	Arrived at FedEx location	NEWARK, NJ
7:26 pm	Picked up	NEW YORK, NY
4:06 pm	Picked up Tendered at FedEx Office	NEW YORK, NY

Shipment Facts

Tracking number	810011798009	**Service**	FedEx Standard Overnight
Delivered To	Mailroom	**Total pieces**	1
Terms	Shipper	**Packaging**	FedEx Envelope
Special handling section	Deliver Weekday		



FedEx. Search

Customer Focus
New Customer Center
Small Business Center
Service Guide
Customer Support

Company Information
About FedEx
Careers
Investor Relations
Subscribe to FedEx email

Featured Services
FedEx Delivery Manager
FedEx SameDay
FedEx Home Delivery
Healthcare Solutions
Online Retail Solutions
Packaging Services
Ancillary Clearance Services

Other Resources
FedEx Compatible
Developer Resource Center
FedEx Ship Manager Software
FedEx Mobile

Companies
FedEx Express
FedEx Ground
FedEx Office
FedEx Freight
FedEx Custom Critical
FedEx Trade Networks
FedEx CrossBorder
FedEx SupplyChain
FedEx TechConnect

Follow FedEx

United States - English

© FedEx 1995-2016

Global Home | Site Map | fedex.com Terms of Use | Security and Privacy

EXHIBIT P

Info

From:	Info
Sent:	Friday, April 08, 2016 2:07 PM
To:	jwagner@kramerlevin.com
Cc:	Philip T. Taylor; Jeff Abraham
Subject:	Krasner v. Third Avenue Trust, C.A. No. 12113-VCL (Del. Ch.)
Attachments:	Ltr.Board.Third Ave.4.8.16.pdf

Mr. Wagner,

Please see the attached letter from Jeffrey Abraham regarding the above referenced matter. If you have any questions or concerns please feel free to contact us.

Best regards,

Frances Leggiere
Abraham, Fruchter & Twersky, LLP
One Penn Plaza
Suite 2805
New York, NY 10119
tel: 212.279.5050
fax: 212.279.3655



EXHIBIT Q

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

```
-----------------------------------------------------------------X
```
WILLIAM ENGEL,   :
                                                         :
                    Plaintiff,   :
                                                         :
             -against-   :   No. 16-cv-01118-PKC
                                                         :
THIRD AVENUE MANAGEMENT COMPANY   :
LLC, MARTIN J. WHITMAN, DAVIS M.   :   Hon. P. Kevin Castel
BARSE, VINCENT J. DUGAN, W. JAMES HALL :
JOSEPH J. REARDON, and MICHAEL BUONO,   :
                                                         :   ECF Case
                    Defendants,   :
                                                         :
THIRD AVENUE TRUST, A Delaware Business   :
Trust,   :
                                                         :
             Nominal Defendant.   :
                                                         :
```
-----------------------------------------------------------------X
```

<u>REPLY BRIEF IN SUPPORT OF MOTION TO INTERVENE</u>

ABRAHAM, FRUCHTER & TWERSKY, LLP
Jeffrey S. Abraham
Philip T. Taylor
One Penn Plaza, Suite 2805
New York, NY 10119
Tel. (212) 279-5050
Fax (212) 279-3655

On March 3, 2016, when Daniel W. Krasner ("Krasner") sought to intervene in this action, he was confronted with a shareholder derivative complaint brought on behalf of Third Avenue Trust (the "Trust") which failed to name the correct board of trustees and was filed without the benefit of documents obtained through a books and records demand allowed by Delaware law. In response, Engel quickly filed an amended complaint naming the correct board of trustees.

The proposed complaint in intervention filed by Krasner is not, as plaintiff Engel seeks to suggest, the same as his amended complaint. Instead, Krasner's complaint in intervention contains more detailed allegations addressed to the independence of a majority of the Trustees (*e.g.*, Krasner Complaint ¶67) and also addresses in detail the failure of the Trustees to properly exercise their business judgment. *Id.* ¶¶43-49. In addition, Krasner's proposed complaint in intervention contains class claims brought on behalf of the Fund's shareholders. *See* Krasner Complaint ¶¶68-72.

Krasner has obtained documents pursuant to a books and records complaint filed in the Delaware Court of Chancery. However, the bulk of that document production was made only days before the complaint in intervention became due which did not enable Krasner to diligently incorporate those materials (which would have been needed to be filed under seal pursuant to the terms of a confidentiality agreement) with the appropriate level of care into the proposed complaint in intervention.

In addition, Krasner believes that he has not yet received all the documents to which he is entitled under Delaware law and Defendants have indicated they are not willing to produce any more documents. Krasner plans on addressing the issue of the Trust's production in a conference call scheduled for April 12th with Vice Chancellor Laster of the Delaware Court of Chancery.

Finally, Krasner's decision not to reference the documents obtained in the proposed complaint in intervention does not change the fact that the Engel action was filed without the benefit of obtaining those documents which is a normal part of a comprehensive investigation for a shareholder derivative action. The failure to do so particularly when coupled with the initial failure to properly name the current Trustees in his first complaint calls into question Engel's ability to adequately represent the interests of the Trust or the other shareholders of the Third Avenue Focused Credit Fund (the "Fund"). *See*, *e.g.*, *King v. Verifone Holdings, Inc.*, 994 A.2d 354, 364 n.34 (Del. Ch. 2010), *rev'd on other grounds*, 12 A.3d 1140 (Del. 2011).

Therefore, and for the reasons set forth in his March 3, 2016, letter (Docket No. 27), Krasner respectfully requests that his motion to intervene be granted.

Dated: April 11, 2016

ABRAHAM, FRUCHTER & TWERSKY, LLP

_____/s/ Jeffrey S. Abraham_____
Jeffrey S. Abraham
Philip T. Taylor
One Penn Plaza, Suite 2805
New York, New York 10119
Tel.: (212) 279-5050
Fax: (212) 279-2655

Attorneys for Daniel Krasner

EXHIBIT R

Potter Anderson Corroon LLP

1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000
www.potteranderson.com

Kevin R. Shannon
Partner
kshannon@potteranderson.com
302 984-6112 Direct Phone
302 658-1192 Fax

April 11, 2016

<u>**VIA E-FILE AND HAND DELIVERY**</u>

The Honorable J. Travis Laster
Court of Chancery of the State of Delaware
New Castle County Courthouse
500 North King Street
Wilmington, Delaware 19801

> Re: *Krasner v. Third Avenue Trust,*
> <u>Del. Ch., C.A. No. 12113-VCL</u>

Dear Vice Chancellor Laster:

We represent defendant Third Avenue Trust ("Third Avenue") in the above-referenced matter. In connection with the telephonic scheduling conference set for tomorrow, April 12, 2016, at 12:30 p.m., we respectfully write to bring to the Court's attention certain facts that have arisen since plaintiff Daniel Krasner filed his complaint on March 17, 2016.

On March 18, Third Avenue produced 388 pages of books and records to Mr. Krasner. On March 25, Third Avenue produced another 1227 pages, and on March 30, Third Avenue produced an additional 19 pages. Since that time, Third Avenue has provided Mr. Krasner with additional documents inadvertently omitted from prior productions.

On March 31, Mr. Krasner filed a proposed intervenor complaint in a derivative action against Third Avenue currently pending in federal court in the Southern District of New York. *See* ECF No. 48, *Engel v. Third Avenue Mgmt., LLC*, No. 16-cv-01118 (PKC) (S.D.N.Y.). On April 4 and April 8, Mr. Krasner made requests that Third Avenue produce additional documents beyond those already produced.

As Mr. Krasner has elected to file a proposed intervenor complaint in a pending derivative action, he no longer has a proper purpose for the inspection of Third Avenue's books and records under Delaware Statutory Trust Act § 3819. *See Cent. Laborers Pension Fund v. News Corp.*, 2011 WL 6224538, at *1 (Del. Ch. Nov. 30, 2011) (dismissing action brought under analogous statute, 8 Del. C. § 220, because plaintiff, by filing its complaint in a derivative action, "acknowledged . . . that it had sufficient information to support" its suit).

Accordingly, Third Avenue believes there remains no legal merit to Mr. Krasner's complaint in this action. If Mr. Krasner nonetheless intends to proceed, Third Avenue promptly will move to dismiss.

The Honorable J. Travis Laster
Court of Chancery of the State of Delaware
April 11, 2016
Page 3

       We will be prepared to further address these issues at the scheduling

conference.

                             Respectfully,

                             Kevin R. Shannon (#3137)

KRS/aeo:1220950
Enclosures
cc: Register in Chancery (By E-File)
       Carmella P. Keener, Esquire (By E-File)

EXHIBIT S



ABRAHAM, FRUCHTER & TWERSKY, LLP

April 13, 2016

By e-Mail

Jonathan Wagner, Esq
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

 Re: *Krasner v. Third Avenue Trust*, C.A. No. 12113-VCL (Del. Ch.)

Dear Jonathan,

 I am writing to follow up on the request you made earlier today for Plaintiff to clarify which documents he will be seeking to obtain in connection with his scheduled motion for summary judgment in this books and records action.

 Plaintiff will be seeking the following documents identified in our letter of April 4, 2016:

- Documents and communications relating to the departure of David Barse and any other members of the Third Avenue Focused Credit Fund's (the "Fund") investment team;
- Documents and communications relating to the offer or plan of Fortress Investment Group LLC to acquire the Fund's assets;
- Documents and communications relating to the independence of the Trustees, including, without limitation, any independence questionnaires. *See* TAM_FCF00001603;
- REDACTED
  REDACTED   *See* TAM_FCF00000497; and
- REDACTED
  REDACTED *See, e.g.,* TAM_FCF00000402; Demand No. 3.

 In addition, Plaintiff will be seeking the minutes of the Risk Committee and the REDACTED REDACTED, as well as any reports provided to those groups. Plaintiff believes that these documents fall within the definition of "Board Materials" contained in the initial books and records demand. Alternatively, they were specifically requested in the supplemental demand for books and records dated April 8, 2016 and, as we discussed earlier today, Plaintiff plans to amend his complaint to reflect this fact.

NEW YORK tel: 212.279.5050 fax: 212.279.3655   CALIFORNIA tel: 858.764.2580 fax: 858.764.2582
One Penn Plaza, Suite 2805, New York, NY 10119   11622 El Camino Real, Suite 100, San Diego, CA 92130

aftlaw.com

Jonathan Wagner, Esq.
April 13, 2016
Page 2 of 2

Plaintiff believes that he is entitled to these documents based upon Delaware law. *See, e.g., Amalgamated Bank v. Yahoo! Inc.*, C.A. No. 10774-VCL, 2015 Del. Ch. LEXIS 314 (Del. Ch. Feb. 2, 2015).

REDACTED: SETTLEMENT COMMUNICATION
REDACTED: SETTLEMENT COMMUNICATION
REDACTED: SETTLEMENT COMMUNICATION

I look forward to hearing from you.

Sincerely yours,



Jeffrey S. Abraham

cc: Carmella Keener, Esq.
       Robert Skinner, Esq.



IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DANIEL KRASNER,

      Plaintiff,

 v.

THIRD AVENUE TRUST, a
Delaware Statutory trust,

      Defendant.

         C.A. No. 12113-VCL

VERIFICATION

STATE OF NEW YORK   )
) SS:
COUNTY OF NEW YORK)

  Daniel W. Krasner, having first been duly sworn according to law,

states:

  1. I am the plaintiff in the above-captioned action.

  2. I have read the Verified Amended Complaint in this action.

The matter contained therein is true insofar as it concerns my acts and deeds.

Upon information and belief, the matter contained in the Complaint is true

so far as it relates to the acts and deeds of other persons.



        Daniel W. Krasner

Sworn To and Subscribed Before Me This
_____18_____ day of April, 2016

_____
Notary Public

My commission expires: 02/28/2019

FRED T. ISQUITH
Notary Public, State of New York
No. 31-7045890
Qualified in New York County
Commission Expires Feb. 28, 2019